2017

Annual Report and Form 20-F



Statoil

Aasta Hansteen topside
arriving Ølensvåg.
Photo: Espen Rønnevik/Woldcam

Table of contents



Introduction



Gina Krog.
Photo: Ole Jørgen Bratland

MESSAGE FROM
CHAIR OF THE BOARD



Jon Erik Reinhardsen
Chair of the board

DEAR FELLOW INVESTOR,

2017 has been a good year for Statoil, both operationally and financially. We have seen significant positive impacts from the improvements, and have benefitted from an upturn in the oil and gas market. And we have delivered on the sharpened strategy we launched in February 2017.

The 2017 net operating income ended positive with USD 13.8 billion, up from close to zero in 2016. Statoil continues to deliver on the improvement ambitions, and demonstrates strong operational performance. A free cash flow[1] of USD 3.1 billion made Statoil cash-flow neutral well below 50 USD per barrel.

Strong safety performance is essential to Statoil's license to operate. The serious incident frequency for 2017 improved compared to 2016, however, it is key to remember that safety results must be delivered every day. The board of directors is working closely with the administration to ensure that forceful safety efforts and continued leadership focus are maintained.

We have seen a gradual rebalancing of the oil market and recovering prices. However, we should still be prepared for volatility. Key influencing factors are; geopolitical developments, OPEC policies, US shale response and the price impact of short-term trading activities. For the board of directors, it is essential that Statoil is a robust and resilient company, well equipped for different scenarios.

Statoil remains committed to competitive capital distribution. For the fourth quarter 2017 we propose to the annual general meeting (AGM) a dividend of 0.23 USD per share, an increase of 4.5%. This is in line with the dividend policy of increasing the dividend in line with long-term underlying earnings. In addition, Statoil has ended its two-year scrip programme as planned. We also see an emerging scope for share buy-backs, dependent on macro outlook and portfolio developments. However, the near-term priority is to strengthen the balance sheet.

Statoil has increased its production guiding while at the same time reducing capital expenditures. The improvements delivered over the last years have materially improved the financial position and competitiveness. This is reflected in operations and the next generation portfolio with a break-even price of 21 USD per barrel.

Statoil made 14 discoveries from 28 wells drilled in 2017, and have secured access to attractive new acreage, like in Argentina and Turkey, and strengthened the portfolio with acquisitions like Carcará North, Roncador in Brazil and Martin Linge in Norway.

Statoil is striving to further develop a distinct and competitive portfolio, driven by the strategy always safe, high value, low carbon. Statoil will leverage industrial strengths; operational excellence, world class recovery, leading project delivery, premium market access and digital leader, to develop long-term value on the Norwegian continental shelf, develop new growth options internationally and increase value creation in the marketing and midstream business.

The company continues to build a material industrial position in new energy solutions. Within offshore wind Statoil is competitive and well positioned. Statoil is now the operator of three offshore wind farms, and has also entered its first solar project through the acquisitions of a 43.75% share in the Apodi asset in Brazil.

Responding to the climate challenge and preparing Statoil for a low carbon future is an integrated part of the strategy. Concrete actions to reduce greenhouse gas emissions in the operations have been implemented, and we are taking further steps to gradually build a more carbon resilient portfolio.

The board of directors believes the company is well prepared to deal with the current market situation and has the competence, capacity and leadership capabilities necessary to create new business opportunities and long-term value for our shareholders.

After the closing of the year, the board has decided to recommend to the AGM to change the company name from Statoil to Equinor. Our strategy remains firm, and the change is a natural follow up of the strategic development from a focused oil and gas to a broad energy company. The board sees the new name as a continuation of the company's proud history, and a commitment to value creation also in a low carbon future.

I would like to thank all employees for their dedication and commitment to Statoil and our shareholders for their continued investment.

Jon Erik Reinhardsen
Chair of the board

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[1] See section 5.2 Use and reconciliation of non-GAAP financial measures

CHIEF EXECUTIVE LETTER



Eldar Sætre
*President and Chief
Executive Officer*

DEAR FELLOW SHAREHOLDER,

As we have started a new year with new opportunities, it is useful to reflect briefly on the past. In 2017, we presented our strategy: always safe, high value, low carbon, and we set clear ambitions for the future. We have delivered above and beyond our ambitious targets, and Statoil is now a stronger, more resilient and more competitive company.

The safety of our people and integrity of our operations remains our top priority. Over the past decade we have steadily improved our safety results. Following some negative developments in 2016, we reinforced our efforts, and last year we again saw a positive development. For the year as a whole, our serious incident frequency came in at 0.6. We will use this as inspiration and continue our efforts. The "I am safety"-program, launched across the company is an important part of these efforts.

We must always be prepared for volatility in our markets. Our improvement work started when prices were still high, and we have used the downturn to reset the company. Today we are a much more robust and resilient company. We have taken down the break-even price of our next generation portfolio by more than 20% during last year to USD 21 per barrel.

Last year we said we would be cash flow positive at USD 50 per barrel in 2017. We did even better, and were cash flow positive well below USD 50. At an average Brent oil price of 54 per barrel, we generated USD 3.1 billion in free cash flow[2]. We tripled our adjusted earnings to USD 12.6 billion, and our net operating income was up from close to zero in 2016 to USD 13.8 billion last year. A negative net income in 2016 is turned to a positive result of USD 4.6 billion.

The organic capital expenditures ended at USD 9.4 billion[3], well below the USD 11 billion initially guided. The reduction is mainly due to solid improvements and continued strict capital discipline.

We continue to transform our cost base and value creation potential. With USD 1.3 billion in additional improvements in 2017, Statoil has realised annual efficiencies of USD 4.5 billion from 2013. In 2017 we also achieved a record high reserve replacement ratio (RRR) of 150% and all time high production. Looking forward the potential is solid towards 2020, with expected increase in annual production of 3-4%, strong cash generation and growing returns.

We have used the down-turn well, but the real test is taking place now, as prices are recovering. I have seen how easy it is for an organisation to start relaxing when prices recover. In Statoil we are determined and will not allow that to happen. We intend to reduce drilling costs further and sustain the 2017 unit of production costs in 2020.

In Statoil we believe the winners in the energy transition will be the producers which can deliver at low cost and with low carbon emissions. We also believe there are attractive business opportunities in the transition to a low-carbon economy.

CO_2-emissions from our oil and gas production were reduced with an additional 10% per barrel last year. In the fall 2017 we started production from Dudgeon, and the floating windfarm Hywind. Today, we operate three offshore wind projects in the UK, delivering competitive returns. Statoil will continue its journey from a focused oil and gas to a broad energy company.

I believe Statoil is set to increase returns and grow our cash flow in the years to come. We are delivering on our strategy, investing in high-return opportunities, strengthening our balance sheet – and have increased the capital distribution. I look forward to further developing Statoil in 2018.

This year's AGM will mark a historic moment for us. The board of directors recommends changing the company name from Statoil to Equinor. "Equi" is the starting point for words like equal, equality and equilibrium. "Nor" is signalling a company proud of its origin.

The name says something important about us as a company. What we stand for, where we come from and how we see the future. How we see people - and how we view energy.

The strategy we presented last year remains firm. And we think the name has potential to strengthen our attractiveness with investors, partners and not the least the new generation of talents we need to realise our strategy and reach our ambitions.

Eldar Sætre
President and Chief Executive Officer
Statoil ASA

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[2] See section 5.2 Use and reconciliation of non-GAAP financial measures
[3] IFRS capital expenditures for 2017 were USD 10.8 billion

Statoil at a glance

Our history

Statoil was founded as Den Norske Stats Oljeselskap AS, the Norwegian State Oil company in 1972. Statoil became listed on the Oslo Børs (Norway) and New York Stock Exchange (US) in June 2001. Statoil merged with Hydro's oil and gas division in October 2007. Statoil is an international energy company present in more than 30 countries around the world, including several of the world's most important oil and gas provinces. Our headquarter is located in Stavanger, Norway and we have 20.245 employees worldwide. We create value through safe and efficient operations, innovative solutions and technology. Statoil's competitiveness is founded on our values-based performance culture, with a strong commitment to transparency, collaboration and continuous efficiency improvements.

The board of directors of Statoil have proposed to change the name of the company to Equinor. The new name supports the company's strategy and development as a broad energy company. The suggested name change will be proposed to the shareholders in a resolution to the annual general meeting on 15 May 2018.

Our vision

Our vision rests on three pillars: Competitive at all times, transforming the oil and gas industry and providing energy for a low-carbon future.

Our strategy

Statoil is an energy company committed to long-term value creation in a low carbon future. Statoil will develop and maximise the value of its unique Norwegian continental shelf position, its international oil and gas business and its growing new energy business; focusing on safety, cost and carbon efficiency. Statoil is a values-based company where empowered people collaborate to shape the future of energy.

Our values

Our values embody the spirit and energy of Statoil at its best. They help us set direction and they guide our decisions, actions and the way we interact with others. Our values express the ideals we strive to live up to every day. Statoil's values are: Open, Collaborative, Courageous and Caring.

Our activities

Statoil is engaged in exploration, development and production of oil and gas in addition to renewables. We are the leading operator on the Norwegian continental shelf and have substantial international activities. We sell crude oil and is a major supplier of natural gas. Processing, refining, offshore wind and carbon capture and storage is also part of our operations. Our activities are managed through eight business areas, staffs and support divisions and we have operations in both North and South America, Africa, Asia, Europe and Oceania, as well as in Norway.

Our shareholders

The Norwegian State is the largest shareholder in Statoil, with a direct ownership interest of 67%. Its ownership interest is managed by the Ministry of Petroleum and Energy. US investors hold 11%, Norwegian private owners hold 8%, other European investors hold 8%, UK investors hold 3% and others hold 2%.

Statoil announces dividends on a quarterly basis. It is Statoil's ambition to grow the annual cash dividend, measured in USD per share, in line with long-term underlying earnings.

Aasta Hansteen mating complete December 2017
Photo: Espen Rønnevik/Woldcam

Key figures

(in USD million, unless stated otherwise)	2017	For the year ended 31 December 2016	2015	2014	2013
Financial information					
Total revenues and other income[1]	61,187	45,873	59,642	99,264	108,318
Operating expenses	(8,763)	(9,025)	(10,512)	(11,657)	(12,669)
Net operating income/(loss)	13,771	80	1,366	17,878	26,572
Net income/(loss)	4,598	(2,902)	(5,169)	3,887	6,713
Non-current finance debt	24,183	27,999	29,965	27,593	27,197
Net interest-bearing debt before adjustments	15,437	18,372	13,852	12,004	9,542
Total assets	111,100	104,530	109,742	132,702	145,572
Total equity	39,885	35,099	40,307	51,282	58,513
Net debt to capital employed ratio before adjustments[2]	27.9%	34.4%	25.6%	19.0%	14.0%
Net debt to capital employed ratio adjusted[2]	29.0%	35.6%	26.8%	20.0%	15.2%
ROACE[3]	8.2%	(0.4%)	4.1%	8.7%	11.8%
Operational data					
Equity oil and gas production (mboe/day)	2,080	1,978	1,971	1,927	1,940
Proved oil and gas reserves (mmboe)	5,367	5,013	5,060	5,359	5,600
Reserve replacement ratio (annual)	1.50	0.93	0.55	0.62	1.28
Reserve replacement ratio (three-year average)	1.00	0.70	0.81	0.97	1.15
Production cost equity volumes (USD/boe)	4.8	5.0	5.9	7.6	7.5
Average Brent oil price (USD/bbl)	54.2	43.7	52.4	98.9	108.7
Share information[4]					
Diluted earnings per share (in USD)	1.40	(0.91)	(1.63)	1.21	2.14
Share price at Oslo Børs (Norway) on 31 December (in NOK)	175.20	158.40	123.70	131.20	147.00
Share price at New York Stock Exchange (USA) on 31 December (in USD)	21.42	18.24	13.96	17.61	24.13
Dividend paid per share (in USD)[5]	0.88	0.88	1.07	0.97	1.15
Weighted average number of ordinary shares outstanding (in millions)	3,268	3,195	3,179	3,180	3,181

1) Total revenues and other income for 2013 are restated.

2) See section 5.2 Use and reconciliation of non-gaap financial measures for net debt to capital employed ratio.

3) Calculated ROACE based on Adjusted earnings after tax and capital employed. See section 5.2 Use and reconciliation of non-gaap financial measures.

4) See section 5.1 Shareholder information for a description of how dividends are determined and information on share repurchases.

5) Dividends for the third and fourth quarter 2016 and the first and second quarter 2017 were paid in 2017. From and including the third quarter of 2015, dividends were declared in USD. Dividends in previous periods were declared in NOK. Figures for 2015 and earlier periods are presented using the Central Bank of Norway year end rates for Norwegian kroner.

ABOUT THE REPORT

This document constitutes the Statutory annual report in accordance with Norwegian requirements and the Annual report on Form 20-F in accordance with the US Securities and Exchange Act of 1934 applicable to foreign private issuers, for Statoil ASA for the year ended 31 December 2017. A cross reference to the Form 20-F requirements are set out in section 5.10 in this report. The Annual report on Form 20-F and other related documents are filed with the US Securities and Exchange Commission (the SEC). The Annual report and Form 20-F are filed with the Norwegian Register of company accounts.

This report presents the
- Director's report (pages 3-121 and 235-269)
- Consolidated Financial Statements of the Statoil group (pages 125-193)
- Parent company financial statements of Statoil ASA (pages 207-234) according to the Norwegian Accounting Act of 1998
- Board Statement on Corp. Governance according to The Norwegian Code of Practice for Corporate Governance (NUES) (pages 85-121)
- Declaration on remuneration for Statoil's corporate executive committee (pages 111-119)
- Payments to governments report (pages 252-268)

Financial reporting terms used in this report are in accordance with International Financial Reporting Standards (IFRS) as adopted by the European union (EU) and with IFRS as issued by the International Accounting Standards Board (IASB), effective at 31 December 2017. This document should be read in conjunction with the cautionary statement in section 5.7 Forward-looking statement.

Specific requirements for Norway
Section 4.3 Parent company financial statements (pages 207-234), section 5.4 Payments to governments (pages 252-268), chapter 3 Board Statement on Corporate Governance according to The Norwegian Code of Practice for Corporate Governance (NUES)(pages 85-121), section 5.5 Statements on this report comprising the statement of the directors' responsibilities (pages 268-269), the recommendation of the Corporate assembly (page 270), the independent auditor's report issued in accordance with law, regulations and auditing standards and practices generally accepted in Norway (pages 125-130) and the going concern assumption (page 58), do not form part of Statoil's Annual report on Form 20-F as filed with the SEC.

In addition, the following sections of this report do not form part of Statoil's Annual report on Form 20-F as filed with the SEC: this section About this report (which has been modified for the purpose of Statoil's Annual report on Form 20-F), Nomination and elections in Statoil (page 87), disclosures regarding deviation from the code in chapter 3, Introduction within section 3.1 Implementation and reporting (page 88), section 3.2 Business (page 90), section 3.3 Equity and dividends (pages 90-91), section 3.4 Equal treatment of shareholders and transactions with close associates (pages 91-92), section 3.5 Freely negotiable shares (page 92), as indicated in the second paragraph of section 3.12 Remuneration to the corporate executive committee, section 3.13 Information and communications (page 119) and section 3.14 Take-overs (page 119-120).

The Statoil Annual report and Form 20-F may be downloaded from Statoil's website at [Statoil.com/annualreport2017]. References to this document or other documents on Statoil's website are included as an aid to their location and are not incorporated by reference into this document. All SEC filings made available electronically by Statoil may be obtained from the SEC at 100 F Street, N.E., Washington D.CC. 20549, United States or on the SEC's website at www.sec.gov.

Aasta Hansteen substructure float off.
Photo: Espen Rønnevik/Woldcam





Strategic report

Johan Sverdrup.
Photo: Illustration/TRY

2.1 STRATEGY AND MARKET OVERVIEW

STATOIL'S BUSINESS ENVIRONMENT

Market overview

In 2017 the world economy delivered the highest growth rate of the past six years. The world's major economies are growing close to historical trends or above, and the emerging economies are recovering from their economic deceleration in 2016. The US economy is on a strong footing, with GDP growth estimated at 2.2% in 2017. Consumer spending, supported by higher employment, is the main driver of US growth. The Eurozone also showed robust growth estimated at 2.5%, thanks to private consumption and low inflation. In the UK, growth decelerated, with expected GDP growth at 1.8% due to uncertainty around the Brexit process. Chinese GDP growth has been reported at 6.9% in 2017, based on strong government policy stimulus, delivering an improvement in the growth rate for the first time since 2010. The Japanese economy performed relatively well, with an estimated growth rate of 1.8%, driven by a tight labour market, corporate earnings and a conducive external environment. As a notable exception, India at 6.5% growth, delivered below expectations as the economy had to adapt to the Goods and Services Tax and still felt the effects of demonetisation. Reduced inflationary pressure and appreciating currencies in Russia and Brazil have allowed central banks to cut interest rates, contributing to the countries' economic recovery.

Looking forward, a robust demand picture and solid economic fundamentals should allow the expansion to continue. Among the risks that might affect such growth are geopolitical events and a too-fast monetary policy tightening from the central banks in key economies.

Global oil demand grew by 1.5 mmbbl per day in 2017 and global supply grew by 0.4 mmbbl per day. Decreasing oil prices in the first half of the year triggered both Opec and non-Opec countries to collectively honour their commitments to cut production. This resulted in stock draws and facilitated a gradual rebalancing of the market.

Overall, quarterly average European gas prices are up year-on-year throughout 2017. The first half of 2017 saw a downward trend in gas prices. However, in the second half of 2017, markets strengthened with demand growth in Asia leaving less LNG availability to serve a tight European market.

Oil prices and refining margins

A decreasing oil price in the first half of 2017 was followed by a strong second half with prices moving in an upward trajectory, closing the year at USD 66.5 per barrel. Refinery margins had a solid year fueled by strong demand in most products.

Oil prices
As in the previous two years, high volatility characterised the oil

market. The average price for dated Brent crude in 2017 was USD 54.2 per barrel, up USD 10.5 per barrel from 2016. A relatively flat oil price fluctuating around USD 55 per barrel in the first couple of months was followed by a period of high volatility. Lingering worries about oversupply combined with surging output in Libya and Nigeria created a bearish sentiment with dated Brent bottoming out at USD 45 per barrel in late June. However, higher-than-expected demand and moderating global supply during the second half of 2017 put upward pressure on the commodity price. By the end of the third quarter, the price had reached almost USD 57 per barrel. Renewed buying interest in China and falling global stock piles facilitated continued rebalancing of the market throughout the fourth quarter. The upward pressure on the dated Brent oil price was strengthened even further by rising global geopolitical uncertainty, pushing prices to a two-year high of USD 62 per barrel in the first half of November. The Opec meeting in late November concluded with an agreement to extend oil supply cuts throughout 2018, with an option to review the deal in June. This gave support to the oil price through the last month of the year. Dated Brent was USD 66.5 per barrel on 31 December 2017. The futures market for Brent at the International Exchange Rate (ICE) was in contango until September before it shifted to backwardation and remained so for the rest of the year.

Over the course of 2017, global geopolitical unrest has been on the rise and received more attention as the market has become tighter.

US shale oil production has increased throughout 2017 due to continued productivity gains and cost reductions. The US is now delivering about 5 mmbbl per day of shale oil, with the Permian and Eagle Ford shale oil basins accounting for about two-thirds of the volumes. US crude oil exporters started to move cargoes toward high-growth markets in Asia as they capitalised on the favorable price differential. Development of Gulf Coast export capacity and crude price differentials are key determinants for future export levels.

Refining margins
Refining margins in Europe were strong in 2017. The moderate stock build in the first quarter of the year was followed by large draws in the next quarter due to strong demand. On the light end side, gasoline margins saw a moderate increase through the first half of the year. High demand and strong prices for LPG, driven by changes in China's energy mix, made the petrochemical industry take more naphtha, leaving less of the feedstock for making gasoline, eventually pushing prices. Stock draws in the US and strong demand in Europe supported diesel margins. The major impact of hurricane Harvey caused refining margins to peak by the end of the third quarter. A stronger physical crude oil market towards the end of the year put downward pressure on margins.

Natural gas prices

The upward trend in gas prices seen in the second half of 2016 continued into the first quarter of 2017, before taking a dip in second quarter 2017. The fourth quarter of 2017 experienced a robust price recovery.

Gas prices – Europe
NBP prices hit a decade low of USD 3 per mmBtu in August 2016, and increased towards an average of USD 5.7 per mmBtu in fourth quarter 2016. The climb continued into January 2017, averaging USD 6.6 per mmBtu, before falling throughout first and second

quarter 2017 to USD 4.5 per mmBtu in June. Pipeline supply from the Norwegian Continental Shelf and Russia were at record highs of 117 bcm and 194 bcm respectively in 2017. However, the North-West Europe gas market has since late September 2017 been driven by a bullish combination of continued French nuclear outages, rallying coal prices, low hydro levels in Southern Europe and lower LNG availability in the Atlantic basin. The market tightened further due to the Rough storage shut-in and the new Groningen output ceiling, closing 2017 at USD 7.8 per mmBtu and resulting in an annual average of USD 5.8 per mmBtu.

Gas prices – North America
The Henry Hub price remained stable throughout 2017, averaging USD 3 per mmBtu for the year. Prices peaked early in the year at USD 3.3 per mmBtu on seasonal uplift, before warmer weather weakened the market. Storage inventories have been consistently lower than levels last year, a main driver as to why prices are up year-on-year. The lack of a significant mid-year cooling related to demand peak left summer prices lower than normal and lower than the spring prices. In fourth quarter 2017, robust production growth has limited upside price risks and put a premium on winter heating loads as the market weighs new pipeline takeaway capacity slowly coming online in the Northeast.

Global LNG prices
LNG prices in Asia ended 2016 at USD 9 per mmBtu. From here, monthly prices fell throughout first quarter 2017 and stabilised at USD 5.5 per mmBtu in second quarter 2017. The second half of the year experienced robust price recovery to an average of USD 9.4 per mmBtu in fourth quarter 2017, resulting in an annual average of USD 7.1 per mmBtu. Despite new LNG supply from Australia and the US, a marked pick-up in consumption across Asia has affected the market. Increased coal-to-gas switching to curb air pollution was seen in China. In South Korea and Taiwan gas stepped in for reduced nuclear capacity.

Statoil's corporate strategy
Statoil is an energy company committed to long-term value creation in a low carbon future. Statoil will develop and maximise the value of its unique Norwegian continental shelf (NCS) position, its international oil and gas business and its growing new energy business, focusing on safety, value and carbon efficiency. Statoil is a values-based company where empowered people collaborate to shape the future of energy.

Statoil's top priority in 2017 continued to be to conduct safe, secure and reliable operations with zero harm to people and the environment.

In 2017 Statoil launched its sharpened strategy. Geopolitical shifts, challenges in liquids resource replenishments, market cyclicality, structural changes to costs and increasing momentum towards low carbon implies uncertainty and volatility. To be prepared, Statoil is focusing on building a more resilient, diverse and option-rich portfolio, delivered by an agile organisation that embraces change and empowers its people. To deliver on the sharpened strategy, "always safe, high value, low carbon", Statoil will continue to build opportunities to optimise its portfolio around the following portfolio areas:

- **Norwegian continental shelf** – Build on unique position to maximise and develop long-term value

- **International oil & gas** – Deepen core areas and develop growth options
- **New energy solutions** – Create a material new industrial position
- **Midstream and marketing** – Secure premium market access and grow value creation through cycles

The following strategic principles guide Statoil in actively shaping its future portfolio:

- **Cash generation capacity at all times** – Generating positive cash flows from operations, even at low oil and gas prices, in order to sustain dividend and investment capacity through the economic cycles
- **Capex flexibility** – Having sufficient flexibility in organic capital expenditure to be able to respond to market downturns and avoid value destructive measures
- **Capture value from cycles** – Ensuring the ability and capacity to act counter-cyclically to capture value through the cycles
- **Low-carbon advantage** – Maintaining competitive advantage as a leading company in carbon efficient oil and gas production, while building a low-carbon business to capture new opportunities in the energy transition

In order to deliver on the strategy, Statoil has identified four key strategic enablers that will continue to support the business's needs:

- **Safe and secure operations**
- **Technology, digitalisation and innovation**
- **Empowered people**
- **Stakeholder engagement**

Statoil has a target to implement CO_2 emission reduction measures equivalent to 3 million tonnes annually from its emissions between 2017 and 2030 and continues to make progress towards this goal. A significant portfolio of projects and initiatives has been established through 2017 with variable maturity to accomplish the 2030 commitments. Further communication on this can be found in Statoil's 2017 Sustainability Report.

Norwegian continental shelf – Build on unique position to maximise and develop long-term value
For more than 40 years, Statoil has explored, developed and produced oil and gas from the NCS. Statoil aims to deepen and prolong its position by accessing and maturing opportunities into valuable production. At the same time, Statoil plans to improve the efficiency, reliability, carbon emissions and lifespan of fields already in production. The NCS represents approximately two thirds of Statoil's equity production at 1,334 mboe per day in 2017.

Exploration: Statoil continues to be a committed NCS explorer across mature, growth and frontier areas. In 2017, Statoil participated in 17 exploration wells on the NCS, resulting in 10 commercial discoveries. Statoil was awarded 31 licences in mature areas in Norway's Awards for Predefined Areas (APA) 2017 round (result announced January 2018), 17 as operator and 14 as a non-operating partner

Development: Statoil has submitted five plans for development and operation in 2017: Njord, Bauge and Trestakk in the Norwegian Sea, Johan Castberg in the Barents Sea and Snorre Expansion Project in the North Sea. Johan Sverdrup Phase 1 is proceeding as scheduled and the pre-sanction for Johan Sverdrup Phase 2 was approved by the partners in the first quarter of 2017. The Aasta Hansteen project continued as planned and the Oseberg H Unmanned Wellhead Platform was installed in 2017.

Production: Gina Krog came on-stream in 2017. Statoil opened the Valemon onshore control room, enabling remote control.

Statoil will take over operatorship and equity in the Martin Linge field and Garantiana discovery. Two Cat J rigs, Askeladden and Askepott, were delivered to Statoil ready for digitalised operations at Gullfaks and Oseberg.

International oil and gas – Deepen core areas and develop growth options

International oil and gas production represented approximately one third of Statoil's equity production at 745 mboe per day in 2017. Statoil will continue to explore, develop, and produce oil and gas opportunities outside Norway as part of deepening its international core areas, the US onshore operations and Brazil, and developing future growth options.

Exploration: Statoil continues to explore internationally for oil and gas. Statoil participated in 11 exploration wells internationally, four of which were discoveries. Statoil added exploration acreage in Brazil, South Africa, UK, Suriname and the US Gulf of Mexico and entered one new country, Argentina.

Development: Statoil continued to strengthen its strategic partnership with Petrobras in Brazil, continuing construction on Peregrino Phase II and improving the project economics. Offshore UK, Mariner A has been installed and is currently in the hook-up and commissioning phase.

Production: Alongside operator BP and other partners, Statoil has signed the agreement for a licence extension by 25 years until 2049 for Azeri-Chirag Guneshli (ACG) with the Azerbaijan government and SOCAR. Statoil and BP, with Sonatrach, also extended the In Amenas Production Sharing Contract (PSC) by five years, from 2022 to 2027.

Statoil completed its divestment from the Canadian oil sands.

In Brazil, a 25% share in the producing Roncador field was acquired. Statoil also strengthened its position in the BM-S-8 licence, which includes the Carcara discovery, by acquiring QGEP's interest and successfully bidding on the open acreage to the North, before farming down to ExxonMobil and Petrogal.

In the United States, Statoil continued to focus on increasing and sustaining the profitability of existing assets in the portfolio, which led to continued progress towards the targets of lowering its US portfolio net operating income break-even to below USD 50 per barrel and increasing production by 50% from 2014 to 2018.

New energy solutions – Create a material new industrial position

Statoil's ambition is to maintain its advantage as a leading company in carbon efficient oil and gas production while building a low-carbon business to capture new opportunities in the energy transition. Statoil continues to explore new business opportunities in offshore wind, solar, carbon capture and storage (CCS) as well as other potential new energy markets. Statoil expects 15-20% of its investments to be directed towards new energy solutions by 2030.

Develop opportunities: Progress continues on the Arkona offshore wind farm operated by partner E.On. Statoil continues to evaluate a

potential Norwegian carbon and capture storage as well as the feasibility of natural gas-to-hydrogen projects. In the United States, Statoil continues to mature the New York Wind Energy Area lease as "Empire Wind".

Operate assets: In 2017, Statoil completed and opened the Dudgeon Offshore Wind Park. Hywind Scotland, the world's first floating wind farm, also started production.

Statoil completed a re-organisation of the Dogger Bank consortium Forewind in the UK, splitting ownership of three of the four projects 50/50 with partner SSE and with Innogy (RWE) taking sole ownership of the remaining project. In December Statoil submitted a bid in the non-subsidy Dutch offshore wind tender for Hollanse Kust Zuid I & II. Statoil also initiated its first move into solar by acquiring 50% of the ongoing Apodi solar project in Brazil from Scatec Solar.

Midstream and marketing – Secure premium market access and grow value creation through cycles

The prime objective for Statoil's mid- and downstream activities is to process and transport its oil and gas production (including the Norwegian State's petroleum) competitively to premium markets, securing maximum value realisation. The main focus has been on:

- Safe, secure and efficient operations
- Minimising carbon emissions and intensity
- Securing flow assurance and premium market access for Statoil's equity production and the State's Direct Financial Interest (SDFI) volumes
- Building and maintaining resilience through asset backed trading, value chain positioning and counter-cyclical actions
- Focus on regional piped gas value chains and pursue selective trading positions in LNG

In 2017, Statoil chartered the ultra-large crude carrier (ULCC) TI Europe as part of its asset backed trading strategy. Statoil decided to phase out the Mongstad combined heat and power by end 2018 and commissioned the Polarled pipeline. Statoil continued work towards integrating digital solutions into decision making, shipping activities, and energy trading.

Strategy enablers

Safe and secure operations: Safety and security is Statoil's top priority. In 2017, Statoil initiated and continued several measures to reinforce safety work in all areas including continuous co-operation with partners and suppliers. The primary efforts launched in 2017 were focused on safety (I am Safety), security (2020 Security Roadmap), and IT security (New Information Technology Strategy) and are described in the chapter "Safeguarding people, the environment and assets: Safety and security."

Technology, digitalisation and innovation: Statoil's technology strategy provides long-term guidance for technology development and implementation. In 2017, Statoil launched its digital roadmap and established its Digital Centre of Excellence and Digital Academy. Statoil, in partnership with Techstars, established an energy-focused accelerator in Oslo.

Empowered people: Statoil promotes a culture of collaboration, innovation and safety, guided by its values. Statoil has continued to develop its employees and attract talents to deliver on the future-fit portfolio ambition.

Stakeholder engagement: Statoil engages with stakeholders to secure industrial legitimacy, its social contract, trust and strategic support from stakeholders. This engagement extends to internal and external collaboration, partnerships, and other co-operation with suppliers, partners, governments, NGOs and communities in which Statoil operates.

GROUP OUTLOOK

Statoil's plans address the current business environment while continuing to invest in high-quality projects. Statoil continues to reiterate its efforts and commitment to deliver on its priorities of high value creation, increased efficiency and competitive shareholder return.

- Organic capital expenditures[4] for 2018 are estimated at around USD 11 billion
- Statoil intends to continue to mature its large portfolio of exploration assets and estimates a total exploration activity level of around USD 1.5 billion for 2018, excluding signature bonuses
- Statoil's ambition is to keep the unit of production cost in the top quartile of its peer group
- For the period 2017 – 2020, production growth is expected to be around 3-4% CAGR (Compound Annual Growth Rate)
- Production for 2018 is estimated to be 1-2% above the 2017 level
- Scheduled maintenance activity is estimated to reduce equity production by around 30 mboe per day for the full year of 2018

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity, activity level, development in the prices of goods, raw materials and services that are used in the development and operation of oil and gas producing assets, contractor performance, as well as uncertainty around the closing of the announced transactions represent the most significant risks related to the foregoing guidance. For further information, see section 5.7 Forward-Looking Statements.

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[4] See section 5.2 for non-GAAP measures

2.2 BUSINESS OVERVIEW

HISTORY

On 18 September 1972, Statoil was formed by a decision of the Norwegian parliament and incorporated as a limited liability company under the name Den norske stats oljeselskap AS. Being a company owned 100% by the Norwegian State, Statoil's initial role was to be the government's commercial instrument in the development of the oil and gas industry in Norway. Growing in parallel with the Norwegian oil and gas industry, Statoil's operations have primarily been focused on exploration, development and production of oil and gas on the Norwegian continental shelf (NCS).

During the 1980s, Statoil grew substantially through the development of the NCS. Statoil also became a major player in the European gas market by entering into large sales contracts for the development and operation of gas transport systems and terminals. During the same decade, Statoil was involved in manufacturing and marketing in Scandinavia and established a comprehensive network of service stations. This line of business was fully divested in 2012.

In 2001, Statoil was listed on the Oslo and New York stock exchanges and became a public limited company under the name Statoil ASA, 67% majority owned by the Norwegian State. Since then, substantial investments both on the NCS and internationally, have grown our business. The merger with Hydro's oil and gas division on 1 October 2007 further strengthened Statoil's ability to fully realise the potential of the NCS. Enhanced utilisation of expertise to design and manage operations in various environments have expanded our upstream activities outside our traditional area of offshore production. This includes the development of heavy oil and shale gas projects and projects that focus on other forms of energy, especially on offshore wind, but also on solar and carbon capture and storage.

The board of directors of Statoil have proposed to change the name of the company to Equinor. The new name supports the company's strategy and development as a broad energy company. The suggested name change will be proposed to the shareholders in a resolution to the annual general meeting on 15 May 2018.

ACTIVITIES

Statoil is an international energy company primarily engaged in oil and gas exploration and production activities, organised under the laws of Norway and subject to the provisions of the Norwegian Public Limited Liability Companies Act. In addition to being the leading operator on the NCS, Statoil has also substantial international activities and is present in several of the most important oil and gas provinces in the world. Our activities span operations in more than 30 countries and employs 20,245 employees worldwide.

Our access to crude oil in the form of equity, governmental and third-party volumes makes Statoil a large seller of crude oil, and Statoil is the second-largest supplier of natural gas to the European market. Processing, refining, offshore wind and carbon capture and storage is also part of our operations.

Statoil's registered office is at Forusbeen 50, 4035 Stavanger, Norway and the telephone number of its registered office is +47 51 99 00 00.

OUR COMPETITIVE POSITION

Key factors affecting competition in the oil and gas industry are oil and gas supply and demand, exploration and production costs, global production levels, alternative fuels, and environmental and governmental regulations. When acquiring assets and licences for exploration, development and production and in refining, marketing and trading of crude oil, natural gas and related products, Statoil competes with other integrated oil and gas companies.

Statoil's ability to remain competitive will depend, among other things, on continuous focus on reducing costs and improving efficiency. It will also depend on technological innovation to maintain long-term growth in reserves and production, the ability to seize opportunities in new areas and utilise new opportunities for digitalisation.

The information about Statoil's competitive position in the strategic report is based on a number of sources; e.g. investment analyst reports, independent market studies, and our internal assessments of our market share based on publicly available information about the financial results and performance of market players.

Continuous improvements
Statoil focus on continuously efficiency improvements as a response to the industrial challenge that has emerged over the recent years characterised by reducing prices for our products and declining returns. More specifically, the ambition is to realise positive production effects and capital expenditures and operating costs savings to improve financial results and cash-flows. In 2017, Statoil realised efficiency improvements of USD 1.3 billion on top of the already achieved USD 3.2 billon since 2013.

Establishment of Digital Centre of Excellence
In 2017 Statoil accelerated the digitalisation efforts by establishing a Digital Centre of Excellence and launching a digital road map. The goal is to significantly increase our utilisation of data, sophisticated analytics and robotics. In addition, Statoil aims to improve safety, reduce our carbon footprint and increase profitability. Statoil see potential by utilising data across IT applications and organisational boundaries. Combining data and learning across Statoil's disciplines could provide a better basis for decision-making, new business opportunities, and increased collaboration externally with our partners, suppliers and other lines of business.

CORPORATE STRUCTURE

Business areas
Statoil's operations are managed through the following eight business areas:

Development & Production Norway (DPN)
DPN manages Statoil's upstream activities on the NCS and explores for and extracts crude oil, natural gas and natural gas liquids. The business area's ambition is to continue Statoil's leading position on

the NCS and ensure maximum value creation through continuously improved HSE and operational performance.

Development & Production International (DPI)
DPI manages Statoil's worldwide upstream activities excluding the DPN and Development & Production USA (DPUSA) business areas. It explores for and extracts crude oil, natural gas and natural gas liquids. DPI's ambition is to build a large and profitable international production portfolio comprising activities ranging from accessing new opportunities to delivering on profitable projects in a range of complex environments.

Development & Production USA (DPUSA)
DPUSA manages Statoil's upstream activities in the USA and Mexico. DPUSA's ambition is to develop a material and profitable position in the US and Mexico, including the deep-water regions of the Gulf of Mexico and unconventional oil and gas in the US.

Marketing, Midstream & Processing (MMP)
MMP manages Statoil's marketing and trading activities related to oil products and natural gas, transportation, processing and manufacturing, and the development of oil and gas. MMP seeks to maximise value creation in Statoil's midstream and marketing business.

Technology, Projects & Drilling (TPD)
TPD is responsible for the global project portfolio, well delivery, new technologies and sourcing across Statoil. TPD seeks to provide safe and secure, efficient and cost-competitive global well and project delivery, technological excellence, and research and development. Cost-competitive procurement is an important contributory factor for maximising value for Statoil.

Exploration (EXP)
EXP manages Statoil's worldwide exploration activities with the aim of positioning Statoil as one of the leading global exploration companies. This is achieved through accessing high potential new acreage in priority basins, globally prioritising and drilling more significant wells in growth and frontier basins, delivering near-field exploration on the NCS and other select areas, and achieving step-change improvements in performance.

New Energy Solutions (NES)
NES reflects Statoil's long-term goal to complement our oil and gas portfolio with profitable renewable energy and other low-carbon energy solutions. NES is responsible for wind farms and carbon capture and storage as well as other renewable energy and low-carbon energy solutions.

Global Strategy & Business Development (GSB)
GSB develops the corporate strategy and manages business development and merger and acquisition activities for Statoil. The ambition of the GSB business area is to closely link corporate strategy, business development and merger and acquisition activities to actively drive Statoil's corporate development.

Reporting segments
With effect as of the third quarter 2017, segment names have been changed for the reporting segments DPN and DPI. New names are Exploration & Production Norway (E&P Norway) and Exploration & Production International (E&P International), respectively. There are no changes to other reporting segments, and business area's names remain unchanged.

Statoil reports its business in the following reporting segments:
- E&P Norway reporting segment – Exploration & Production Norway – the DPN business area
- E&P International reporting segment – Exploration & Production International, which combines the DPI and the DPUSA business areas
- MMP reporting segment - Marketing, Midstream & Processing – the MMP business area
- Other – which includes activities in NES, TPD, GSB and Corporate and support functions

Activities relating to the EXP business area are fully allocated to - and presented in - the relevant exploration and production reporting segment. Activities relating to the TPD and GSB business areas are partly allocated to - and presented in - the relevant exploration and production reporting segments.

Presentation
In the following sections in the report, the operations are reported according to the reporting segment. Underlying activities or business clusters are presented according to how the reporting segment organises its operations. See note 3 Segments to the Consolidated financial statements for further details.

As required by the SEC, Statoil prepares its disclosures about oil and gas reserves and certain other supplementary oil and gas disclosures based on geographic areas. Statoil's geographical areas are defined by country and continent and consist of Norway, Eurasia excluding Norway, Africa, US and Americas excluding US.

SEGMENT REPORTING
Internal transactions in oil and gas volumes occur between our reporting segments before being sold in the market. The pricing policy for internal transfers is based on estimated market prices. For further information, see section 2.8 Operational performance under Production volumes and prices.

We eliminate intercompany sales when combining the results of reporting segments. Intercompany sales include transactions recorded in connection with our oil and natural gas production in the E&P Norway and the E&P International reporting segments, and also in connection with the sale, transportation or refining of our oil and natural gas production in the MMP reporting segment. Certain types of transportation costs are reported in both the MMP and the DPUSA business areas.

The DPN business area produces oil and natural gas which is sold internally to the MMP business area. A large share of the oil produced by the DPI and DPUSA business areas is also sold through the MMP business area. The remaining oil and gas from the DPI and the DPUSA business areas is sold directly in the market. For intercompany sales and purchases, Statoil has established a market-based transfer pricing methodology for the oil and natural gas that meets the requirements for applicable laws and regulations.

In 2017, the average transfer price for natural gas was USD 4.33 per mmbtu. The average transfer price was USD 3.42 per mmbtu in 2016 and USD 5.17 in 2015. For oil sold from DPN to MMP, the transfer price is the applicable market-reflective price minus a cost recovery rate.

The following table shows certain financial information for the four reporting segments, including intercompany eliminations for each of the years in the three-year period ending 31 December 2017. For additional information, see note 3 Segments to the Consolidated financial statements.

| Segment performance | For the year ended 31 December | | |
(in USD million)	2017	2016	2015
Exploration & Production Norway			
Total revenues and other income	17,692	13,077	17,339
Net operating income/(loss)	10,485	4,451	7,161
Non-current segment assets[1]	30,278	27,816	27,706
Exploration & Production International			
Total revenues and other income	9,256	6,657	8,200
Net operating income/(loss)	1,341	(4,352)	(8,729)
Non-current segment assets[1]	36,453	36,181	37,475
Marketing, Midstream & Processing			
Total revenues and other income	59,071	44,979	58,106
Net operating income/(loss)	2,243	623	2,931
Non-current segment assets[1]	5,137	4,450	5,588
Other			
Total revenues and other income	87	39	354
Net operating income/(loss)	(239)	(423)	(129)
Non-current segment assets[1]	390	352	690
Eliminations[2]			
Total revenues and other income	(24,919)	(18,880)	(24,357)
Net operating income/(loss)	(59)	(219)	133
Non-current segment assets[1]	-	-	-
Statoil group			
Total revenues and other income	61,187	45,873	59,642
Net operating income/(loss)	13,771	80	1,366
Non-current segment assets[1]	72,258	68,799	71,458

1) Deferred tax assets, pension assets and non-current financial assets are not allocated to segments.

2) Includes elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

The following tables show total revenues by country.

2017 Total revenues and other income by country (in USD million)	Crude oil	Natural gas	Natural gal liquids	Refined products	Other	Total sales
Norway	23,087	9,741	4,948	6,463	1,026	45,264
USA	5,726	1,237	668	1,497	1,237	10,365
Sweden	0	0	0	1,268	10	1,277
Denmark	0	0	0	2,195	12	2,208
Other	706	442	31	0	705	1,884
Total revenues (excluding net income (loss) from equity accounted investments and other income	29,519	11,420	5,647	11,423	2,991	60,999

2016 Total revenues and other income by country (in USD million)	Crude oil	Natural gas	Natural gas liquids	Refined products	Other	Total sales
Norway	20,544	7,973	3,580	4,135	(497)	35,735
US	3,073	957	455	1,110	867	6,463
Sweden	0	0	0	1,379	(53)	1,326
Denmark	0	0	0	1,518	14	1,532
Other	690	272	1	0	(26)	936
Total revenues (excluding net income (loss) from equity accounted investments and other income	24,307	9,202	4,036	8,142	305	45,993

2015 Total revenues and other income by country (in USD million)	Crude oil	Natural gas	Natural gas liquids	Refined products	Other	Total sales
Norway	22,741	10,811	4,932	5,644	1,454	45,582
US	3,718	1,133	532	1,605	933	7,922
Sweden	0	0	0	1,762	115	1,877
Denmark	0	0	0	1,750	8	1,759
Other	1,347	446	17	0	722	2,532
Total revenues (excluding net income (loss) from equity accounted investments and other income	27,806	12,390	5,482	10,761	3,232	59,671

RESEARCH AND DEVELOPMENT

Statoil is a technology-intensive company and research and development is an integral part of our strategy. Our technology strategy is about prioritising technology for value creation that enables us to achieve growth and access, and sets the direction for technology development and implementation for the future. Our focus is on low cost, low carbon solutions and re-using standardised technologies.

We continuously research, develop and deploy innovative technologies to create opportunities and enhance the value of Statoil's current and future assets. Statoil's technology development activities aim to reduce field development, drilling and operating costs, and CO_2 and other greenhouse gas emissions. We utilise a range of tools for the development of new technologies:

- In-house research and development
- Cooperation with academia and research institutes
- Collaborative development projects with our major suppliers
- Project related development as part of our field development activities
- Direct investment in technology start-up companies through our Statoil Technology Invest venture activities
- Invitation to open innovation challenges as part of Statoil Innovate

Research and development expenditures were USD 307 million in 2017, USD 298 million in 2016 and USD 344 million in 2015,

2.3 E&P NORWAY – EXPLORATION & PRODUCTION NORWAY



Statoil operated fields
Partner operated fields
Fields under development
Johan Castberg
Barents Sea
Snøhvit
Goliat
Aasta Hansteen
Arctic circle
Marulk
Skarv
Heidrun
Morvin
Kristin
Tyrihans
Njord
Urd
Norne
Alve
Norwegian Sea
Åsgard
Mikkel
Hyme
Ormen Lange
Snorre
Sygna
Statfjord Nord
Statfjord Øst
Statfjord
Tordis
Gullfaks
Valemon
Veslefrikk
Martin Linge
Vigdis
Visund
Gimle
Sindre
Kvitebjørn
Byrding
Fram
Troll
Oseberg
North Sea
Heimdal
Grane
Enoch
Gina Krog
Sleipner
Gungne
Vilje
Ringhorne Øst
Ivar Aasen
Johan Sverdrup
Gudrun
Sigyn
Flyndre
Ekofisk
NORWAY
SWEDEN
FINLAND
ESTONIA
LATVIA
DENMARK
UNITED KINGDOM
FM_180002_02_EN

OVERVIEW

The Exploration & Production Norway (E&P Norway) reporting segment is responsible for exploration, field development and operations on the NCS which includes the North Sea, the Norwegian Sea and the Barents Sea. E&P Norway aims to ensure safe and efficient operations and to maximise the value potential from the NCS. For proved reserves development see Development of reserves in Proved oil and gas reserves in section 2.8 Operational performance.

For 2017, E&P Norway reports NCS production from 38 Statoil operated fields, 10 partner operated fields, and equity accounted production from Lundin Petroleum AB.

Key events and portfolio developments in 2017:

- In March, the decision was made to proceed with the **Johan Sverdrup phase 2** development, awarding FEED contracts. Investment decision and submission of Plan for Development and Operation is expected in the second half of 2018
- On 26 March, the **Flyndre** field came on stream with Maersk Oil UK Ltd as operator
- On 27 March, Statoil submitted the revised Plan for Development and Operation for the **Njord** field, and Plan for Development and Operation for the **Bauge** field. Both submitted plans were subsequently approved on 20 June 2017
- On 15 April, the Norwegian authorities approved the Plan for Development and Operation of the **Trestakk** discovery on the Halten Bank in the Norwegian Sea
- On 30 June, the **Gina Krog** field went on stream
- On 1 July, Statoil assumed operatorship of the **Sigyn** field in the North Sea
- In July, Statoil and partners decided to develop the **Snefrid Nord** gas discovery. The field will be tied back to Aasta Hansteen
- On 28 July, the **Byrding** field came on stream
- In September, Statoil achieved **NCS climate target** two years ahead of schedule
- In October, Barents drilling campaign concludes with the **Kayak** find of commercial size

- In November, opening of the **Valemon** control room, the first platform in Statoil's portfolio remotely-controlled from land
- On 27 November, Statoil announced the decision to buy Total's equity stakes and to assume the operatorships of the **Martin Linge** field and the **Garantiana** discovery. The transactions are expected to be finalised in late March 2018
- On 5 December, Statoil submitted the Plan for Development and Operation for the **Johan Castberg** field in the Barents Sea
- In December, **Cat J rigs** Askeladden and Askepott preparing arrival at the Gullfaks and Oseberg fields. Drilling is expected to start in early 2018
- On 21 December, Statoil submitted the Plan for Development and Operation of the **Snorre Expansion** project, increasing the recovery from the Snorre field by close to 200 million barrels

Fields in production on the NCS

The table below shows E&P Norway's average daily entitlement production for the years ending 31 December 2017, 2016 and 2015. Production in 2017 increased due to higher flex gas off-take, contributions from new fields and fewer turnarounds.

Average daily entitlement production	For the year ended 31 December								
	2017			2016			2015		
	Oil and NGL	Natural gas		Oil and NGL	Natural gas		Oil and NGL	Natural gas	
Area production	mbbl/day	mmcm/day	mboe/day	mbbl/day	mmcm/day	mboe/day	mbbl/day	mmcm/day	mboe/day
Statoil operated fields	505	100	1,136	511	86	1,049	545	88	1,100
Partner operated fields	70	17	179	70	17	177	50	13	132
Equity accounted production	19	-	19	8	-	8	-	-	-
Total	594	118	1,334	589	103	1,235	595	101	1,232

The following tables show the NCS entitlement production by fields in which Statoil was participating during the year ended 31 December 2017.

Average daily entitlement production					
Field	Geographical area	Statoil's equity interest in %	On stream	Licence expiry date	Average production in 2017 mboe/day
Statoil operated fields					
Troll Phase 1 (Gas)	The North Sea	30.58	1996	2030	200
Oseberg	The North Sea	49.30	1988	2031	101
Gullfaks	The North Sea	51.00	1986	2036	96
Åsgard	The Norwegian Sea	34.57	1999	2027	93
Visund	The North Sea	53.20	1999	2034	67
Kvitebjørn	The North Sea	39.55	2004	2031	54
Tyrihans	The Norwegian Sea	58.84	2009	2029	54
Grane	The North Sea	36.61	2003	2030	47
Snøhvit	The Barents Sea	36.79	2007	2035	44
Troll Phase 2 (Oil)	The North Sea	30.58	1995	2030	39
Sleipner Vest	The North Sea	58.35	1996	2028	39
Statfjord Unit	The North Sea	44.34	1979	2026	38
Gudrun	The North Sea	36.00	2014	2028	35
Snorre	The North Sea	33.28	1992	2018 [1]	28
Valemon	The North Sea	53.78	2015	2031	26
Mikkel	The Norwegian Sea	43.97	2003	2024	21
Fram	The North Sea	45.00	2003	2024	20
Kristin	The Norwegian Sea	55.30	2005	2033 [2]	19
Alve	The Norwegian Sea	85.00	2009	2029	17
Gina Krog	The North Sea	58.70	2017	2032	15
Urd	The Norwegian Sea	63.95	2005	2026	12
Heidrun	The Norwegian Sea	13.04	1995	2024 [3]	11
Vigdis area	The North Sea	41.50	1997	2024	10
Sleipner Øst	The North Sea	59.60	1993	2028	9
Tordis area	The North Sea	41.50	1994	2024	9
Morvin	The Norwegian Sea	64.00	2010	2027	8
Sigyn	The North Sea	60.00	2002	2022 [4]	6
Norne	The Norwegian Sea	39.10	1997	2026	5
Gungne	The North Sea	62.00	1996	2028	4
Statfjord Nord	The North Sea	21.88	1995	2026	2
Heimdal	The North Sea	29.44	1985	2021	2
Veslefrikk	The North Sea	18.00	1989	2020 [5]	2
Byrding	The North Sea	70.00	2017	2024	2
Statfjord Øst	The North Sea	31.69	1994	2026 [6]	1
Sygna	The North Sea	30.71	2000	2026 [7]	1
Fram H Nord	The North Sea	49.20	2014	2024 [8]	0
Gimle	The North Sea	65.13	2006	2034 [9]	0
Sindre	The North Sea	52.34	2017	2023	0
Total Statoil operated fields					1,136

Average daily entitlement production						
Field	Geographical area	Statoil's equity interest in %	Operator	On stream	Licence expiry date	Average production in 2017 mboe/day
Partner operated fields						
Ormen Lange	The Norwegian Sea	25.35	A/S Norske Shell	2007	2041 [10]	74
Skarv	The Norwegian Sea	36.16	Aker BP ASA	2013	2033 [11]	39
Ivar Aasen	The North Sea	41.47	Aker BP ASA	2016	2029 [12]	21
Goliat	The Barents Sea	35.00	Eni Norge AS	2016	2042	15
Ekofisk area	The North Sea	7.60	ConocoPhillips Skandinavia AS	1971	2028	14
Marulk	The Norwegian Sea	50.00	Eni Norge AS	2012	2025	10
Vilje	The North Sea	28.85	Aker BP ASA	2008	2021	3
Ringhorne Øst	The North Sea	14.82	Point Resources AS	2006	2030	1
Enoch	The North Sea	11.78	Repsol Sinopec UK Ltd.	2007	2024	0
Flyndre	The North Sea	0.47	Maersk Oil UK Ltd.	2017	2028	0
Total partner operated fields						179
Equity accounted production						
Lundin Petroleum AB		20.10	Lundin Petroleum AB			19
Total E&P Norway including share of equity accounted production						1,334

1) PL089 expires in 2024 and PL057 expires in 2018.
2) PL134D expires in 2027 and PL199 expires in 2033.
3) PL095 expires in 2024 and PL124 expires in 2025.
4) Transfer of operatorship from ExxonMobil to Statoil on 1 July 2017.
5) PL052 expires in 2020 and PL053 in 2031.
6) PL037 expires in 2026 and PL089 expires in 2024.
7) PL037 expires in 2026 and PL089 expires in 2024.
8) PL090G expires in 2024 and PL248E expires in 2035.
9) PL120B expires in 2034 and PL050DS expires in 2023.
10) PL209/250 expires in 2041 and PL208 expires in 2040.
11) PL212/262 expires in 2033 and PL159 expires in 2029.
12) PL001B, PL457BS and PL242 expire in 2036. PL 338BS expire in 2029.

MAIN PRODUCING FIELDS ON THE NCS

Statoil operated fields

Troll is the largest gas field on the NCS and a major oil field. The Troll field regions are connected to the Troll A, B and C platforms. Troll gas is mainly exported and produced at Troll A, while oil is mainly produced at Troll B and C. Fram, Fram H Nord and Byrding are tie-ins to Troll C.

The **Oseberg** area includes the Oseberg Field Centre, Oseberg C, Oseberg East and Oseberg South production platforms. Oil and gas from the satellites are transported to the Oseberg Field Centre for processing and transportation.

Gullfaks was developed with three platforms. Since production started on Gullfaks in 1986, several satellite fields have been developed with subsea wells that are remotely controlled from the Gullfaks A and C platforms.

The **Åsgard** field includes the Åsgard A production and storage ship for oil, the Åsgard B semi-submersible floating production platform for gas and condensate, and the Åsgard C storage vessel for oil and condensate. Åsgard C is also storage for oil produced at Kristin and Tyrihans. In 2015 Statoil started the world first subsea gas compressor train on Åsgard, and the second train was started in February 2016. Mikkel and Morvin are tie-ins to Åsgard. The Trestakk development will be a tie-in to Åsgard A with production start planned for 2019.

Visund is an oil and gas field that includes a floating drilling, production and living quarter unit and two subsea templates.

Kvitebjørn is a gas and condensate field developed with an integrated accommodation, drilling and processing facility with a steel jacket.

Partner-operated fields
Ormen Lange operated by A/S Norske Shell, is a deepwater gas field in the Norwegian Sea. The well stream is transported to an onshore processing and export plant at Nyhamna. Gassco AS became operator of Nyhamna JV from 1 October 2017, with Shell as technical service provider.

Skarv is an oil and gas field located in the Norwegian Sea, with Aker BP ASA as operator. The field development includes a floating production, storage and offloading vessel (FPSO) and five subsea multi-well installations.

Ivar Aasen is operated by Aker BP ASA. It is an oil and gas field located in the North Sea. The development includes a fixed steel jacket with partial processing and living quarters tied in as a satellite to Edvard Grieg for further processing and export.

Goliat is operated by Eni Norge AS. It is the first oil field developed in the Barents Sea. The field consists of subsea wells tied back to a circular floating production, storage and offloading vessel (FPSO). The oil is offloaded to shuttle tankers.

Ekofisk is operated by ConocoPhillips Skandinavia AS. It consists of the Ekofisk, Tor, Eldfisk and Embla fields.

Marulk is operated by Eni Norge AS. It is a gas- and condensate field developed as a tie-back to the Norne FPSO.

Exploration on the NCS
Statoil holds exploration acreage and actively explores for new resources in all three regions on the NCS, the Norwegian Sea, the North Sea and the Barents Sea.

Statoil was awarded 31 licences (17 as operator) in the **Awards for Predefined Areas (APA) round 2017** for mature areas and completed several farm-in transactions with other companies.

Throughout 2017, as part of the industry initiative **Barents Sea Exploration Collaboration** (BaSEC), Statoil and its partners have drilled 6 wells in the Barents Sea and are planning to continue drilling wells in the area also in 2018.

In 2017 Statoil and its partners completed 17 exploratory wells and made 10 commercial and 3 non-commercial discoveries in Norway. In 2018 Statoil expects to complete 25-30 exploration wells on the NCS, with exploration near existing infrastructure to be the core of the activity plan.

	Exploratory wells drilled[1]		
	2017	2016	2015
North Sea			
Statoil operated	5	9	11
Partner operated	1	2	3
Norwegian Sea			
Statoil operated	5	2	5
Partner operated	0	0	1
Barents Sea			
Statoil operated	5	0	0
Partner operated	1	1	1
Total (gross)	**17**	**14**	**21**

1) Wells completed during the year, including appraisals of earlier discoveries.

Fields under development on the NCS
Statoil's major development projects on the NCS as of 31 December 2017:

Oseberg Vestflanken 2 (Statoil 49.3%, operator) is the development of the oil and gas structures Alfa, Gamma and Kappa. The well stream will be routed to the Oseberg field centre through a new pipeline. The discoveries will be developed using an unmanned wellhead platform. Production is expected to start in mid-2018.

Aasta Hansteen (Statoil 51%, operator) is a deep-water gas discovery in the Norwegian Sea. The field development includes three subsea templates tied in to a floating processing unit with gas export through a new pipeline, Polarled, to Nyhamna and further export through the Langeled pipeline. The Aasta Hansteen processing unit can also serve as a hub for other potential discoveries in the area. On 11 November 2017, the drilling of the first well of the **Aasta Hansteen** field development commenced. The topside and substructure were integrated in December 2017 in Norway. Production is expected to start in second half of 2018.

Johan Sverdrup (Statoil 40.03%, operator, with additional 4.54% indirect interest held through Lundin) is an oil discovery in the North Sea. Phase 1 of the development will consist of 35 production and water injection wells and a field centre with four platforms: A living quarter platform, a wellhead platform with permanent drilling facility, a processing platform and a riser and utility platform. Crude oil will be exported to Mongstad through a 274 km designated pipeline, and gas will be exported to the gas processing facility at Kårstø through a 156 km pipeline via a subsea connection to the Statpipe pipeline. As at the end of 2017, eight production wells and nine water injection wells have been drilled. Production is expected to start late fourth quarter 2019.

Utgard (Statoil 38.44% interest in the Norwegian and 38% in the UK sector, operator) is a gas and condensate discovery in the North Sea. The development includes two wells in a standard subsea concept, with one drilling target on each side of the UK-Norwegian maritime border. Gas and condensate will be piped through a new pipeline to the Sleipner field for processing and further transportation to market. In January 2017, the Plan for Development and Operation and the field development plan were approved by the Norwegian and UK authorities. Production is expected to start in fourth quarter 2019.

Trestakk (Statoil 59.1%, operator) is an oil discovery with associated gas on Haltenbanken. It will be developed as a subsea tie-back to Åsgard A, comprising one subsea template and one satellite with three producers and two injectors. In March 2017, the Plan for Development and Operation was approved by the Norwegian authorities. Production is expected to start in 2019.

Martin Linge (Statoil 19%, and upon consummation of the acquisition from Total, 70%) is an oil and gas field operated by Total, near the British sector of the North Sea. The reservoir is complex with gas under high pressure and high temperatures. In late November 2017, Statoil and Total announced that Statoil will purchase Total's interest (51%) and assume the operatorship of Martin Linge, with an effective date, upon consummation, of January 1, 2018. The transaction is subject to certain conditions and is expected to close in late March 2018. The development includes a fixed steel jacket platform with processing and export facilities, with electric power to be supplied from Kollsnes. Total, the current operator, expects production to start in 2019.

Njord future (Statoil 20%, operator) is a development to enable safe, reliable and efficient exploitation of the Njord and Hyme oil discoveries through to 2040. The development comprises an upgrade of the Njord A platform, an optimal oil export solution and drilling of 10 new wells. The Plan for Development and Operation was approved on 20 June 2017. Production is expected to start in late 2020.

Snorre expansion (Statoil 33.28%, operator) is a development to produce the remaining commercial oil reserves on the Snorre field. The Plan for Development and Operation of the field was submitted to the Norwegian authorities on 21 December 2017. The concept consists of six subsea templates, with four well slots each. Each slot will have the possibility for either production or injection. 24 wells will be drilled, 12 production wells and 12 injection wells. Production is expected to start in 2021.

Johan Castberg (Statoil 50%, operator) is the development of the three oil discoveries Skrugard, Havis and Drivis, located some 140 kilometres northwest of Hammerfest. The development includes a production vessel and a subsea development with 30 wells, ten subsea templates and two satellite structures. The Plan for Development and Operation of the field was submitted to the Norwegian authorities on 5 December 2017. Production is expected to start in 2022.

Decommissioning on the NCS

Under the Petroleum Act, the Norwegian government has imposed strict procedures for removal and disposal of offshore oil and gas installations. The Convention for the Protection of the Marine Environment of the Northeast Atlantic (OSPAR) stipulates similar procedures.

Huldra ceased production in September 2014, after 13 years in production. The permanent plugging and abandonment of wells was finalised in 2017, and removal of platform is planned for in 2019.

Volve ceased production in September 2016, after more than eight years in production. The permanent plugging of wells was finalised during 2016, and the removal of subsea facilities is expected to be completed in 2018.

During 2017, there were permanent plugging and abandonment operations at **Statfjord, Heidrun, Veslefrikk, Troll, Åsgard, Njord, Visund, Skuld** and **Tune**. The partner-operated fields **Ekofisk and Ormen Lange** also had ongoing plugging and abandonment activities.

For further information about decommissioning, see note 2 Significant accounting policies to the Consolidated financial statements.

2.4 E&P INTERNATIONAL – EXPLORATION & PRODUCTION INTERNATIONAL

E&P International overview

Statoil is present in several of the most important oil and gas provinces in the world. Exploration & Production International (E&P International) reporting segment covers development and production of oil and gas outside the Norwegian continental shelf (NCS).

E&P International is present in nearly 30 countries and had production in 12 countries in 2017. E&P International produced 36% of Statoil's total equity production of oil and gas in 2017. For information about proved reserves development see section 2.8 Operational performance under Proved oil and gas reserves.

The map shows the countries where E&P International has activity.


Greenland
Russia
Canada
Ireland
UK
USA
Azerbaijan
Turkey
Algeria
Libya
Mexico
United Arabic Emirates
Nicaragua
Venezuela
Suriname
Colombia
Nigeria
Brazil
Tanzania
Angola
Indonesia
Australia
South Africa
Uruguay
Argentina
New Zealand
E&P International countries with producing assets
E&P International countries with discoveries/exploration acreage
E&P International countries with representative office

Key events and portfolio developments in 2017 and early 2018:

- In January 2017, the plan for development and operation for the **Utgard** field was approved by the Norwegian and UK authorities. The Utgard field spans the UK-Norway maritime border. For more information, see Fields under development on the NCS in section 2.3 E&P Norway
- In February, the **In Amenas Gas Compression project** in Algeria came into operation
- On 31 January, the transaction to divest Statoil's 100% owned **Kai Kos Dehseh (KKD)** oil sands projects in the Canadian province of Alberta to Athabasca Oil Corporation (AOC) was completed. The transaction covers the producing Leismer asset and the undeveloped Corner project, along with a number of contracts associated with Leismer's production. Following this transaction, Statoil no longer owns or operates any oil sands assets. As part of the transaction, Statoil will own just below 20% of AOC's shares, and this will be managed as a financial investment. For more information about the transaction see note 4 Acquisitions and divestments to the Consolidated financial statements
- In March, Statoil was awarded 13 leases in US Gulf of Mexico
- In March, Statoil was awarded six new licences, five as operator, in the 29th Offshore Licensing Round in UK
- In April, Statoil acquired an additional 14% working interest in existing Statoil-operated unconventional onshore assets in the **Appalachian** region from Northwood Energy Corporation.
- In April, the **Vito** (Statoil 37%, Shell operator) offshore discovery received approval for its concept development and selection
- In May, the **Stampede** (Statoil 25%, Hess operator) asset's offshore platform was successfully installed; and subsea work was completed and all three wells were ready at year end 2017. Production commenced with first oil in January 2018.
- In June, Statoil signed a swap agreement with BP regarding exploration permits in the Great Australian Bight and became operator and 100% equity interest holder in exploration permits **EPP39** and **EPP40** while Statoils equity interest in **EPP37** and **EPP38** were transferred to BP

- In July, Statoil and Queiroz Galvão Exploração e Produção (QGEP) signed an agreement for Statoil to acquire QGEP's 10% interest in the Statoil operated **BM-S-8** licence in Brazil, thereby increasing Statoil's interest in the licence to 76%. The transaction was completed in December. For more information about the transaction see note 4 Acquisitions and divestments to the Consolidated financial statements
- In September, Statoil completed transactions in South Africa for exploration rights, one with ExxonMobil Exploration and Production South Africa acquiring an interest in **Transkei Algoa** and one with OK Energy Ltd. to acquire interest and operatorship in **East Algoa**.
- In October, Statoil, as part of a consortium with ExxonMobil and Galp, presented the winning bid for the **Carcará North** block in the Santos basin in Brazil. The award closed in December 2017. Statoil is the operator and has 40% interest. In addition, Statoil, ExxonMobil and Galp have agreed on subsequent transactions in the adjacent BM-S-8 block to align equity interests across the two blocks that together comprise the Carcará oil discovery. Upon consummation and subject to government approval, Statoil will have a 36.5% interest in BM-S-8 and a 40% interest in Carcará North and will be the operator of the unitised Carcará field development. For more information about the transactions see note 4 Acquisitions and divestments to the Consolidated financial statements
- Statoil and the international partners in the **ACG** licence (Azeri-Chirag-Gunashli fields) in Azerbaijan have secured an extension of oil production of 25 years from 2024 under an extended and amended PSA, which was ratified by the Azeri Parliament on 31 October. As part of the agreement, Statoil's interest in the field has been adjusted from 8.56% to 7.27%, effective from 1 January 2017
- On 27 November, the **Hebron** oil field (Statoil 9%, ExxonMobil operator) offshore Canada started production

- In December, Statoil and Petrobras signed an agreement that Statoil will acquire a 25% interest in **Roncador**, a producing oil field in the Campos Basin in Brazil. Petrobras retains operatorship and a 75% interest. The field produced around 280 mboe per day in 2017. The effective date for the Roncador transaction is 1 January 2018. Closing is subject to government approval. For more information about the transactions see note 4 Acquisitions and divestments to the Consolidated financial statements
- In December, Statoil and the other partners BP and Sonatrach in the **In Amenas** licence in Algeria secured a licence extension of 5 years from 2022 through an amended and restated Production Sharing Agreement (PSA). Closing is subject to government approval

INTERNATIONAL PRODUCTION

Entitlement production volumes are Statoil's share of the volumes distributed to the partners according to production sharing agreement (PSA) (see section 5.6 Terms and abbreviations). For US assets entitlement production is expressed net of royalty interests. For all other countries royalties paid in-cash are included in entitlement production and royalties payable in-kind are excluded. Equity production represent volumes that correspond to Statoil's percentage ownership in a particular field and is larger than Statoil's entitlement production if the field is governed by a PSA.

Statoil's equity production outside Norway was 36% of Statoil's total equity production of oil and gas in 2017. Statoil's entitlement production outside Norway was about 31% of Statoil's total entitlement production in 2017.

The following table shows E&P International's average daily entitlement production of liquids and natural gas for the years ending 31 December 2017, 2016 and 2015.

Average daily entitlement production	For the year ended 31 December								
	2017			2016			2015		
	Oil and NGL	Natural gas		Oil and NGL	Natural gas		Oil and NGL	Natural gas	
Production area	mboe/day	mmcm/day	mboe/day	mboe/day	mmcm/day	mboe/day	mboe/day	mmcm/day	mboe/day
Americas	186	19	304	189	18	299	177	17	283
Africa	197	6	233	203	5	232	211	5	241
Eurasia	26	3	46	32	3	50	36	1	44
Equity accounted production	5	-	5	10	-	10	12	-	12
Total	415	27	588	435	25	592	436	23	580

The table below provides information about the fields that contributed to production in 2017. Equity production per field is included in this table.

Field	Country	Statoil's equity interest in %	Operator	On stream	Licence expiry date	Average daily equity production in 2017 mboe/day
Americas						349.5
Appalachian[1) 2)]	US	Varies	Statoil/others	2008	HBP[3)]	128.4
Bakken [1)]	US	Varies	Statoil/others	2011	HBP[3)]	57.0
Peregrino	Brazil	60.00	Statoil	2011	2034	39.9
Eagle Ford [1)]	US	Varies	Statoil/others	2010	HBP[3)]	34.3
Tahiti	US	25.00	Chevron	2009	HBP[3)]	24.9
St. Malo	US	21.50	Chevron	2014	HBP[3)]	18.1
Caesar Tonga	US	23.55	Anadarko	2012	HBP[3)]	11.0
Hibernia/Hibernia Southern Extension[4)]	Canada	Varies	HMDC	1997	HBP[3)]	10.4
Jack	US	25.00	Chevron	2014	HBP[3)]	8.3
Julia	US	50.00	ExxonMobil	2016	HBP[3)]	6.4
Terra Nova	Canada	15.00	Suncor	2002	HBP[3)]	4.6
Heidelberg	US	12.00	Anadarko	2016	HBP[3)]	4.5
Leismer	Canada	100.00	Statoil	2010	HBP[3)]	1.8
Hebron	Canada	9.01	ExxonMobil	2017	HBP[3)]	0.2
Africa						310.0
Block 17	Angola	23.33	Total	2001	2022-34[5)]	139.6
Agbami	Nigeria	20.21	Chevron	2008	2024	47.6
In Salah	Algeria	31.85	Sonatrach/BP/Statoil	2004	2027	39.1
Block 15	Angola	13.33	ExxonMobil	2004	2026-32[5)]	37.4
In Amenas	Algeria	45.90	Sonatrach/BP/Statoil	2006	2022	23.6
Block 31	Angola	13.33	BP	2012	2031	18.9
Murzuq	Libya	10.00	Akakus Oil Operations	2003	2035	3.7
Eurasia						80.8
ACG[6)]	Azerbaijan	7.27	BP	1997	2049	49.1
Corrib	Ireland	36.50	Shell	2015	2031	20.0
Kharyaga	Russia	30.00	Zarubezhneft	1999	2031	9.4
Alba	UK	17.00	Chevron	1994	HBP[3)]	2.3
Total E&P International						740.4
Equity accounted production						
Petrocedeño[7)]	Venezuela	9.67	Petrocedeño	2008	2033	4.9
Total E&P International including share of equity accounted production						745.3

1) Statoil's actual equity interest can vary depending on wells and area.
2) Appalachian basin contains Marcellus and Utica formations.
3) Held by Production (HBP): A company's right to own and operate an oil and gas lease is perpetuated beyond its original primary term, as long thereafter as oil and gas is produced in paying quantities. In the case of Canada, in addition to continuing to be in production, other regulatory requirements must be met.
4) Statoil's equity interests are 5.0% in Hibernia and 9.26% in Hibernia South Extension. Effective 1 May 2017, Statoil's interest in Hibernia South Extension increased from 9.03% to 9.26% due to an equity reset trigger defined in the joint operating agreement.
5) Licence expiry varies by field.
6) As of 1 November 2017, Statoil's share of ACG equity production has been adjusted from 8.56% to 7.27% due to ratified lincence extension.
7) As of 30 June 2017, the 9.67% ownership share in the heavy oil project Petrocedeño in Venezuela was reclassified from an equity accounted investment to a non-current financial investment. Statoil has as of this date stopped including production and reserves from Petrocedeño in financial reporting. Petrocedeño project (former Sincor project) was established in 2008. Sincor project started production in 2001.

Americas
USA
Statoil has had strong growth in production and continues to optimise its portfolio within US shale, through acreage acquisition and divestments, since entering the first play in 2008. DPUSA contributed with 14% of Statoil's equity production in 2017.

Statoil entered the **Marcellus** shale gas play, located in the **Appalachian** region in north east US, in 2008 through a partnership with Chesapeake Energy Corporation. In 2012, Statoil became an operator in the Marcellus, through the purchase of additional acreage in the states of West Virginia and Ohio. In 2016, Statoil divested its operated assets in West Virginia. During 2017, Statoil has continued to develop its operatorship in the Appalachian basin assets in Ohio. Within the operated acreage in this basin, Statoil is developing two formations: **Marcellus** and **Utica**, with special focus on the latter. In addition, on April 2017, Statoil acquired an interest in existing Statoil operated assets in the Appalachian from Northwood Energy Corporation. Statoil's net acreage position in Appalachian at the end of 2017 was around 255,000 net acres.

Statoil entered the **Bakken** tight oil play through the acquisition of Brigham Exploration Company in December 2011. Statoil's net acreage position in **Bakken** and **Three Forks** shale formations at the end of 2017 was around 235,000 net acres. Statoil has a total working interest of approximately 70% in Bakken and is the asset's operator.

Statoil entered the **Eagle Ford** shale formation located in southwest Texas in 2010. In 2013, Statoil became operator for 50% of the Eagle Ford acreage. As part of a global transaction in December 2015 with Repsol, Statoil increased its working interest and became operator of all of the assets in the Eagle Ford Shale. As a result, Statoil has a total working interest of 63%. Our joint venture partner, Repsol, continues to hold 37% working interest. Statoil's net acreage position in Eagle Ford at the end of 2017 was around 70,000 net acres.

US gathering system
Statoil's participates in gathering and facilities for initial processing of oil and gas in the **Bakken**, **Eagle Ford** and **Appalachian Basin** assets in the US. This includes crude and natural gas gathering systems, fresh water supply systems, salt water gathering and disposal wells, oil and gas treatment and processing facilities to provide flow assurance for Statoil's upstream production. Midstream assets in Bakken are owned and operated 100% by Statoil. In Eagle Ford, Statoil is the operator for 100% of the midstream assets outside of the Oak, Karnes, DeWitt and Bee (KDB) area with a working interest of 63%. In the KDB area of Eagle Ford, Statoil has an ownership interest of 25.2% in Edwards Lime Gathering LLC, which is operated by Energy Transfer Partners L.P. For Appalachian Basin, Statoil has operated assets in Appalachian Basin South in Monroe Country Ohio to gather Marcellus production, while Utica production is gathered by Eureka Hunter, a third party. In the Appalachian Basin non-operated areas both in the North and South, Statoil's working interest ranges from 16.25% to 32.5% depending on gathering system and number of JV partners which include Williams Energy and Alta Gas.

In January 2016, the responsibility for the US gathering system was transferred from MMP to E&P International.

Statoil is, also, positioned in the US **Gulf of Mexico** for the following offshore developments:

The **Tahiti** oil field is located in the Green Canyon area and is produced through a floating spar facility. As of 31 December 2017, there were twelve production wells in operation, and additional wells will be phased in over time to fully develop the field.

The **Caesar Tonga** oil field is located in the Green Canyon area. As of 31 December 2017, there were seven producing wells tied back to the Anadarko-operated Constitution spar host, and additional production wells will be phased in over time.

The **Jack** and **St. Malo** oil fields are located in the Walker Ridge area. The fields are subsea tie-backs to the Chevron operated Walker Ridge Regional Host facility. As of 31 December 2017, there were five wells producing on Jack and eight wells producing for St. Malo. Additional production wells will be phased in over time.

The **Julia** oil field is located in the Walker Ridge area of the US Gulf of Mexico near Jack and St Malo. First oil was in April 2016 and four wells are currently online. Additional production wells may be drilled based on reservoir performance.

The **Heidelberg** oil field is located in the Green Canyon area and is produced through a floating spar facility. As of 31 December 2017, there were five producing wells in operation.

In addition to these fields, on December 2016, Statoil became operator of the **Titan** offshore platform, at the request of the U.S Bureau of Safety and Environmental Enforcement (BSEE), following the bankruptcy of Bennu Oil & Gas. In addition to the platform itself, Statoil also purchased the export pipelines with capacity to Shell's Mars system (oil) and William's Discovery Gas system (gas). Production has been shut in since November 2016; however, plans are currently in place to have the Titan platform re-instate production in 2018. Prior to being shut in, Titan was producing approximately 3,000 boepd from three nearby fields: Telemark (AT63), in which Statoil holds no interest; and Mirage (MC941) and Morgus (MC942), both of which Statoil now has operating rights and holds record title. Acquiring the platform and assets allows Statoil to effectively manage its abandonment obligations and capture value.

Canada
Statoil has interests in the Jeanne d'Arc Basin offshore the province of Newfoundland and Labrador in the partner operated producing oil fields **Terra Nova**, **Hebron**, **Hibernia** and **Hibernia Southern Extension**.

The **Hebron** field started production in November 2017. The Hebron field consists of a fixed gravity base structure (GBS) with drilling capabilities and storage for oil. Oil is off-loaded to shuttle tankers.

In January 2017, Statoil completed the transaction to fully divest to Athabasca Oil Corporation the assets and 123,200 net acres of oil sands leases in Alberta which form the **Kai Kos Dehseh** project.

Brazil
The **Peregrino** field is a heavy oil field located in the Campos Basin, about 85 kilometres off the coast of Rio de Janeiro. The oil is produced from two wellhead platforms with drilling capability and it

is processed on the Peregrino FPSO and offloaded to shuttle tankers. Statoil holds a 60% ownership interest in the field and is operator.

Africa

Angola
The deep water **blocks 17, 15 and 31** contributed with 36% of Statoil's equity liquid production outside Norway in 2017. Each block is governed by a PSA which sets out the rights and obligations of the participants, including mechanisms for sharing of the production with the Angolan state oil company Sonangol.

Block 17 has production from four FPSOs; CLOV, Dalia, Girassol and Pazflor.

Block 15 has production from four FPSOs: Kizomba A, Kizomba B, Kizomba C-Mondo, and Kizomba C-Saxi Batuque.

Block 31 has production from the PSVM FPSO.

The FPSOs serve as production hubs and each receives oil from more than one field and a large number of wells. In 2017, new wells were added and set into production on blocks 15 and 17.

Nigeria
Statoil has a 20.2% interest in the **Agbami** deep water field which is located 110 km off the coast of the Central Niger Delta region. The field is developed with subsea wells connected to an FPSO. The Agbami field straddles the two licences OML 127 and OML 128 and is operated by Chevron under a Unit Agreement. Statoil has 53.85% interest in OML 128.

For information related to the Agbami redetermination process and the dispute between the Nigerian National Petroleum Corporation and the partners in Oil Mining Lease (OML) 128 concerning certain terms of the OML 128 Production Sharing Contract (PSC), see note 23 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

Algeria
The **In Salah** onshore gas development is a joint operatorship between Sonatrach, BP and Statoil. The Northern fields have been operating since 2004. The **Southern fields project**, which has been led by Statoil, started production from two fields (Garet el Befinat and Hassi Moumene) in March 2016. The remaining two fields (Gour Mahmoud and In Salah) started production in July and November 2017, respectively). The Southern fields are tied back into the Northern fields' existing facilities.

The **In Amenas** onshore development is a gas development which contains significant liquid volumes. The In Amenas infrastructure includes a gas processing plant with three trains. The production facility is connected to the Sonatrach distribution system. The facilities are operated through a joint operatorship between Sonatrach, BP and Statoil. The **In Amenas Gas Compression project**, which was led by BP, came into operation in February 2017. The compressors have made it possible to increase production and thereby utilise the capacity of all three trains.
In December, Statoil and the rest of the In Amenas partners secured a licence extension of 5 years beyond 2022. Extension is subject to government approval.

Separate PSAs including mechanisms for revenue sharing, govern the rights and obligations of the Parties and establish joint operatorships between Sonatrach, BP and Statoil for In Salah and In Amenas.

Eurasia
Production consists mainly of the output from the **Azeri-Chirag-Gunashli (ACG)** oil field in the Caspian Sea, the **Corrib** gas field off Ireland's northwest coast, and the **Kharyaga** oil field onshore in the Timan Pechora basin in north-west Russia.

The ACG licence has in 2017 been extended until the end of 2049 through an amended and restated PSA. The ACG New Platform project is an additional production platform in the ACG contract area and work is ongoing to optimise the chosen concept.

INTERNATIONAL EXPLORATION
Statoil reduced exploration drilling activity outside Norway in 2017 and prioritised new access efforts and prospect maturation to support an increased drilling activity in 2018 and onwards.

Brazil is one of Statoil's core exploration areas. In 2017 Statoil has strengthened its position in the Carcará oil discovery through portfolio transactions and through the second pre-salt offshore licensing round.

In 2017 Statoil has established a position onshore in **Argentina** in the Neuquén Basin through joint exploration venture with YPF regarding the Bajo del Toro block and through 5th bidding round for Bajo del Toro Este block.

In **South-Africa** in 2017 Statoil acquired participating interests in two additional offshore frontier blocks, including one operatorship through a transaction with ExxonMobil Exploration and Production South Africa.

Statoil was awarded 13 leases in US **Gulf of Mexico** in 2017 and is strengthening its position in the area.

In 2017 Statoil has signed agreements to enter two additional offshore exploration licences, Block 59 and 60, in the Guyana basin in **Suriname**. This is in line with our global exploration strategy of accessing early in basins with high exploration potential.

Statoil was awarded six licences, five as operator and one as partner, in the 29th Offshore Licensing Round on **the UK continental shelf**. These awards are a result of a strategic decision by Statoil to explore in prolific but mature basins. Statoil has drilled four exploration wells in the UK in 2017, resulting in one commercial discovery on Verbier.

After fulfilling the study period work program, Statoil has closed its office in Yangon in **Myanmar** and relinquished the AD-10 licence, as it now assesses the potential for commercially viable discovery to be low.

Including the four exploration wells drilled and one commercial discovery in the UK in 2017 Statoil and its partners completed 11 exploratory wells and made a total of four commercial discoveries internationally. In 2018 Statoil's international exploration drilling activity will comprise growth opportunities in basins where Statoil already is established with discoveries and producing fields in Brazil, Turkey and the UK, as well as new frontier opportunities such as

Argentina. Statoil expects to complete 8 to 10 exploration wells internationally in 2018.

	Exploratory wells drilled[1]		
	2017	2016	2015
Americas			
Statoil operated	2	5	8
Partner operated	4	2	2
Africa			
Statoil operated	0	0	3
Partner operated	0	0	3
Other regions			
Statoil operated	4	0	2
Partner operated	1	2	0
Total (gross)	**11**	**9**	**18**

1) Wells completed during the year, including appraisals of earlier discoveries.

FIELDS UNDER DEVELOPMENT INTERNATIONALLY

This section covers all the sanctioned projects.

Americas

USA
The **Stampede** oil field (Statoil 25%, Hess operator) is located in the Green Canyon area of the Gulf of Mexico. The development includes a tension-leg platform (TLP) with downhole gas lift and water injection from start of production. In May, the offshore platform was successfully installed. The preparations for start-up of production progressed: subsea work was completed and all three wells were ready at year end 2017. Production commenced with first oil in January 2018

TVEX (Statoil 25%, Chevron operator) is an extension to Tahiti field, targeting shallower reservoirs above the existing main Tahiti reservoir, which is located in the Green Canyon area of the Gulf of Mexico. Start of production is expected in the fourth quarter of 2018.

The **Big Foot** oil field (Statoil 27.5%, Chevron operator) is located in Walker Ridge area of the Gulf of Mexico. The development includes a dry tree TLP with a drilling rig. The **Big Foot** project's offshore installation was completed on March 2018. First oil estimated date is during the second half of 2018.

US Onshore operations use hydraulic fracturing to recover resources. Despite reduction in investment and activity level in recent years in shale plays **Bakken**, **Eagle Ford** and **Appalachian Basin (Marcellus** and **Utica)**, production growth continues. The increase in onshore production is mainly attributed to higher recovery per well due to enhanced completion and improved operational efficiency.

Brazil
Peregrino phase II (Statoil 60%, operator) includes the Peregrino South and Southwest discoveries. The development consists of one

wellhead platform tied back to the existing floating production, storage and offloading vessel. Project execution started in April 2016. In September 2016, the plan for development was formally approved by the Brazilian national agency of petroleum, natural gas and biofuels (ANP). Production is expected to start in late 2020.

Eurasia

United Kingdom
Mariner (Statoil 65.11%, operator) is a heavy oil development in the UK. The field development includes a production, drilling and living quarter platform based on a steel jacket. Oil will be exported by offshore loading from a floating storage unit. The development includes a possible future subsea tie-in of Mariner East, a small heavy oil discovery. Mariner topsides were successfully installed in August 2017, and offshore hook-up and commissioning is currently ongoing. Production from Mariner is expected to start in second half of 2018.

DISCOVERIES WITH POTENTIAL DEVELOPMENT

This section covers selected pre-sanction projects.

Americas

USA
The **Vito** project (Statoil 37%, Shell operator) is a light weight semi-submersible platform with a single eight-well subsea manifold, in the Mississippi Canyon area of the Gulf of Mexico. The deep wells (32,000 feet) will have down hole gas lift to assist the production. Production is estimated to start by the end of the second quarter of 2021. In April 2017, its concept development and selection was approved.

Canada
Statoil has made oil discoveries in the Flemish Pass offshore Newfoundland comprising the **Bay du Nord** project (Statoil 65%, operator), and work is ongoing to assess options for developing Bay du Nord.

Brazil
Statoil is operator with 35% equity interest in **licence BM-C-33** in the Campos basin. We are evaluating options for developing the discoveries in the licence.

The pre-salt oil discovery **Carcará** straddles block BM-S-8 and the Carcara North block in the Santos basis. In 2017 Statoil obtained a 40% interest in Carcara North and Statoil has 76% interest in BM-S-8. Statoil has announced agreements to reduce its interest in BM-S-8 to 36.5% and Statoil will be the operator of both Carcara North and BM-S-8 for a unitised field development. Closing of these transactions and unitization of the field is subject to government approval. This, together with the announced agreement with Petrobras to acquire 25% in the producing oil field **Roncador** in the Campos basin, will strengthen our position in Brazil, one of Statoil's core areas due to its large resource base and excellent fit with our technology and capabilities.

Africa

Tanzania
Statoil has made several large gas discoveries in **Block 2** (Statoil 65%, operator**)** offshore Tanzania during 2012-2015. The licence is located in the Indian Ocean 100 km off the southern part of

Tanzania. Work is ongoing to assess options for developing the discoveries, including the construction of an onshore LNG plant jointly with the co-venturers in Blocks 1 and 4 which are operated by Shell Tanzania.

Eurasia

Russia

In September 2017, Rosneft and Statoil signed the shareholders and operating agreement (SOA) for the **North Komsomolskoye** project. The parties will establish a Russian limited joint venture company where Statoil will own 33.33%. North Komsomolskoye is a conventional, but complex viscous oil field located onshore Western Siberia in Russia. Statoil and Rosneft have agreed to start test production in North Komsomolskoye with the aim to better understand the reservoir and lay the ground for a potential future full field development decision. For information about risks related to our activity in Russia see section 2.11 Risk review under Risks related to our business.

2.5 MMP - MARKETING, MIDSTREAM & PROCESSING

MMP overview

The Marketing, Midstream & Processing (MMP) reporting segment is responsible for marketing, trading, processing and transporting of crude oil and condensate, natural gas, NGL and refined products, including operation of Statoil operated refineries, terminals and processing plants. In addition, MMP is responsible for power and emissions trading and for developing transportation solutions for natural gas, liquids and crude oil from Statoil assets including pipelines, shipping, trucking and rail. The business activities within MMP are organised in the following business clusters: Marketing and Trading, Asset Management and Processing and Manufacturing.

MMP handles Statoil's and the Norwegian state's direct financial interest (SDFI) equity production of crude oil and NGL, and third-party volumes. This represents approximately 50% of all Norwegian liquids exports. MMP is also responsible for marketing Statoil's and SDFI's gas together with third-party gas. This represents approximately 70% of all Norwegian gas exports. See the Norwegian state's participation and SDFI oil and gas marketing and sale in Applicable laws and regulations in section 2.7 Corporate.

Key events in 2017:
• The export of Statoil piped gas was record high at 41.0 bcm
• Decision to phase out combined heat and power plant at Mongstad was made in February
• Statoil awarded long-term contracts for two offshore loading shuttle tankers and two LPG carriers. The fuel efficiency features built into these vessels will reduce operational costs and climate emissions
• Polarled pipeline was commissioned in May and will transport gas from the NCS to the Nyhamna gas processing plant, which has been upgraded to process and export the new volumes

Marketing and trading of gas and LNG

Statoil's gas marketing and trading business is conducted from Norway and from offices in Belgium, the UK, Germany, the USA and Singapore.

Europe

The major export markets for gas from the NCS are Germany, France, the UK, Belgium, the Netherlands, Italy and Spain. LNG from the Snøhvit field, combined with third party LNG cargoes, allow Statoil to reach global gas markets. The majority of gas is sold to counterparties through bilateral sales agreements and the remaining volumes are sold over the trading desk through all the main European trading hubs. The bilateral sales are mainly carried out with large industrial customers, power producers and local distribution companies. A few of Statoil's long-term gas contracts contain contractual price review mechanisms that can be triggered by the buyer or seller as regulated by the contracts. For the ongoing price-reviews, Statoil provides in its financial statements for probable liabilities based on Statoil's best judgement. For further information, see Note 23 to the Consolidated financial statements.

Statoil is active on both physical and exchange markets such as the Intercontinental Exchange (ICE). Statoil expects to continue to optimise the market value of gas volumes through a mix of bilateral contracts and trading via its production and transportation systems and downstream assets.

USA

Statoil Natural Gas LLC (SNG), a wholly-owned subsidiary, has a gas marketing and trading organisation in Stamford, Connecticut that markets natural gas to local distribution companies, industrial customers and power generators. SNG also markets equity production volumes from the Gulf of Mexico, Eagle Ford and the Appalachian Basin and transports some of the Appalachian production to New York City and to Niagara, providing access to the greater Toronto area.

In addition, SNG has long-term capacity contracts at the Cove Point LNG re-gasification terminal, that enables sourcing of LNG from the Snøhvit LNG facility in Norway. Due to low gas prices in the US compared to global LNG prices over the last years, almost all of Statoil's LNG cargoes have been diverted away from the US and delivered into higher priced markets in Europe, South-America and Asia.

Marketing and trading of liquids

MMP is responsible for the sale of Statoil's and the SDFI's crude oil and NGL, in addition to commercial optimisation of the refineries and terminals. The liquids marketing and trading business is conducted from Norway, the UK, Singapore, the US and Canada. The main crude oil market for Statoil is northwest Europe.

MMP also markets equity volumes from E&P International assets located in Canada, the US, Brazil, Angola, Nigeria, Algeria, Azerbaijan and the UK, as well as third party volumes. Value is maximised through marketing, physical and financial trading and through optimisation of own and leased capacity such as refineries, processing, terminals, storages, pipelines, railcars and vessels.

Manufacturing

Statoil owns and is operator of the Mongstad refinery in Norway including the Mongstad Heat and Power Plant (MHPP). The refinery is a medium sized refinery built in 1975, with a crude oil and condensate distillation capacity of 226,000 barrels per day. The refinery is directly linked to offshore fields through two crude oil pipelines, to the crude oil terminal at Sture and the gas processing plant at Kollsnes through an NGL/condensate pipeline, and to Kollsnes by a gas pipeline. MHPP produces heat and power from gas received from Kollsnes and from the refinery. It has capacity of approximately 280 megawatts of electric power and 350 megawatts of process heat. Following termination of the existing gas agreement between the Troll licence and Statoil Refining Norway AS, the normal operation of the power plant will be phased out.

Statoil has an ownership interest of 34% in Vestprosess, which transports and processes NGL and condensate. The Vestprosess pipeline connects the Kollsnes and Sture plants to Mongstad. Operatorship of Vestprosess is transferred to Gassco 1 January 2018, with Statoil as technical service provider.

Statoil owns and is operator of the Kalundborg refinery in Denmark, which has a crude oil and condensate distillation capacity of

108,000 barrels per day. The refinery is connected via one gasoline and one gas oil pipeline to the terminal at Hedehusene near Copenhagen, and most of its products are sold locally.

Statoil has an ownership interest of 82% in the methanol plant at Tjeldbergodden. It receives natural gas from the Norwegian Sea through the Haltenpipe pipeline. In addition, Statoil holds a 50.9% ownership interest in the air separation unit Tjeldbergodden Luftgassfabrikk DA.

The following table shows operating statistics for the plants at Mongstad, Kalundborg and Tjeldbergodden.

Refinery	Throughput[1]			Distillation capacity[2]			On stream factor %[3]			Utilisation rate %[4]		
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Mongstad	12.1	9.8	11.9	9.3	9.3	9.3	97.5	94.4	97.6	94.7	93.9	93.4
Kalundborg	5.5	5.0	5.2	5.4	5.4	5.4	99.7	98.0	98.5	90.4	91.0	91.0
Tjeldbergodden	0.94	0.76	0.92	0.95	0.95	0.95	99.4	94.8	98.5	99.4	94.8	98.5

1) Actual throughput of crude oils, condensates, NGL, feed and blendstock, measured in million tonnes.
   Throughput may be higher than distillation capacity for plants because volumes of fuel oil, NGL, kero, naphta, gasoil and bio-diesel additive may not go through the crude-/condensate distillation unit.

2) Nominal crude oil and condensate distillation capacity, and methanol production capacity, measured in million tonnes.

3) Composite reliability factor for all processing units, excluding turnarounds.

4) Composite utilisation rate for all processing units, based on throughput and capacity.

Terminals and storage

Statoil has a 65% ownership interest in Mongstad crude oil terminal. Crude oil is landed at Mongstad through pipelines from the NCS and by crude tankers from the market. The Mongstad terminal has a storage capacity of 9.4 million barrels of crude oil.

The Sture crude oil terminal receives crude oil through pipelines from the North Sea. The terminal is part of the Oseberg Transportation System (Statoil interest 36.2%). The processing facilities at Sture stabilise Oseberg crude oil and recover LPG mix (propane and butane) and naphtha.

Statoil operates the South Riding Point Terminal, which is located on Grand Bahamas Island and consists of two shipping berths and ten storage tanks, with a storage capacity of 6.75 million barrels of crude oil. The terminal has facilities to blend crude oils, including heavy oils. The South Riding Point terminal was hit by Hurricane Matthew in 2016 with extensive damage to the Sea Island and the offshore berth unloading/loading facility. The reconstruction work is expected to be finalised in 2018.

Statoil UK holds one third share of the interests in the Aldbrough Gas Storage in UK, which is operated by SSE Hornsea Ltd.

Statoil Deutschland Storage GmbH holds a 23.7% stake in the Etzel Gas Lager in the northern part of Germany which has a total of 19 caverns and secures regularity for gas deliveries from the NCS.

Statoil UK holds a 27.3% stake in the Teesside terminal, which stabilises unstable oil from the Ekofisk area and several other Norwegian and UK fields and recovers NGL.

Pipelines

Statoil is a significant shipper in the NCS gas pipeline system. Most gas pipelines on the NCS that are accessed by third-party customers are owned by a single joint venture, Gassled, with regulated third-party access. The Gassled system is operated by the independent system operator Gassco AS, which is wholly owned by the Norwegian state. Statoil's current ownership share in Gassled is 5%. See Gas sales and transportation from the NCS in section 2.7 Corporate for further information.

Statoil is the technical service provider (TSP) for the Kårstø and Kollsnes gas processing plants in accordance with the technical service agreement between Statoil and Gassco AS, included as Exhibit 4(a)(i) to Form 20-F. Statoil also performs the TSP role for the majority of the Gassco operated gas pipeline infrastructure.

In addition, MMP manages Statoil's ownership in the following pipelines in the Norwegian gas transportation system: Oseberg oil transportation system, Grane oil pipeline, Kvitebjørn oil pipeline, Troll oil pipeline I and II, Edvard Grieg oil pipeline, Utsira High gas pipeline, Valemon rich gas pipeline and the Haltenpipe, Norpipe and Mongstad gas pipeline.

Statoil holds 30.1% interest in the Nyhamna gas processing plant in Aukra via the recently established Nyhamna Joint Venture. The venture is operated by Gassco.

The Polarled pipeline connects fields in the Norwegian Sea with the Nyhamna gas processing plant. Transportation through the pipeline will commence at Aasta Hansteen production start. Statoil transferred the operatorship for the Polarled pipeline to Gassco on 1 May 2017.

The Johan Sverdrup oil and gas export pipelines are under construction and will provide export from the Johan Sverdrup field.

2.6 OTHER GROUP

The Other reporting segment includes activities in New Energy Solutions (NES), Global Strategy & Business Development (GSB), Technology, Projects & Drilling (TPD) and corporate staffs and support functions.

New Energy Solutions (NES)

The NES business area reflects Statoil's aspirations to gradually complement its oil and gas portfolio with profitable renewable energy and other low-carbon energy solutions. Offshore wind, solar and carbon capture and storage have been key strategic focus areas in 2017.

As per end of 2017, Statoil's share of the offshore wind production capacity is around 290 megawatt (MW) in production and around 190 MW under development.

Key events in 2017:
- Construction completed with full capacity for wind production from **Dudgeon wind farm** and **Hywind Scotland** during fourth quarter of 2017.
- Increased UK presence through increasing ownership in the **Dogger Bank** offshore wind projects.
- Assumed role as operator for the **Sheringham Shoal wind farm** in April 2017.
- Acquired 43.75% of the Apodi solar asset in Brazil, operated by Scatec. The acquisition was made through a 40% share from Scatec Solar and 3.75% from ApodiPar. The Apodi solar project started construction during fourth quarter of 2017.
- Awarded the role as operator of the **Carbon capture and storage** project for the FEED study. Partners Shell and Total have 33.33% each.
- The existing 5-year agreement for the **Technology Centre Mongstad** for testing of different CO_2 capture technologies expired in August 2017. Statoil, Total, Shell and Gassnova (Norwegian State-owned entity) have agreed to continue operations for three years. Statoil's equity share has been reduced from 20% to 7.5% (in line with other industrial partners).

The **Sheringham Shoal offshore wind farm** (Statoil 40%, operator) located off the coast of Norfolk, UK, was formally opened in September 2012. The wind farm is in full production with 88 turbines and an installed capacity of 317 MW. The wind farm's annual production is approximately 1.1 terawatt hours (TWh) and it has the capacity to provide power to approximately 220,000 households. Statoil took over the role as operator of Sheringham Shoal from the second quarter of 2017.

The **Dudgeon offshore wind farm** (Statoil 35%, operator) is located in the Greater Wash area off the English east coast, a short distance from Sheringham Shoal. A final investment decision for the 402 MW project was made in July 2014 and the project was inaugurated in November 2017. The wind farm is expected to produce 1.7 TWh yearly from 67 turbines, with the capacity to provide power for around 410,000 households.



Dudgeon Offshore Wind.
Photo: Ole Jørgen Bratland

The **Dogger Bank area** has a total consented capacity of 4.8 GW and is potentially the largest offshore wind farm development in the world. In February and August 2015, the consortium received consent from the UK authorities for four projects, each with a capacity of 1200 MW. Statoil and Statkraft, together with RWE and SSE, were partners in the Forewind consortium, each with a 25% equity stake. The consortium has gone through a major reorganisation during 2017. Statoil and SSE bought Statkraft's shares in March 2017 and a project split followed in August 2017, Innogy (RWE) now owns Project 3 (Teesside B) 100%, and Statoil and SSE have entered into a shareholders' agreement for Projects 1, 2 and 4 with a 50/50 ownership of the Creyke Beck A and B, and Teesside A projects.

The **Arkona offshore wind farm** (Statoil 50%, operated by e.on) is being developed in the German part of the Baltic Sea, and the operations and maintenance base will be located in Sassnitz on the island of Rügen. A final investment decision for the up to 385 MW project was made in April 2016. During 2017 the installation of the substructures was completed, and Arkona is expected to be in full operation in 2019. The wind farm is expected to provide power to approximately 400,000 German households from 60 turbines.

The **Hywind Scotland pilot wind park** (Statoil 75%, operator) is a floating wind pilot park using the Hywind concept, developed and owned by Statoil. The project is located at Buchan Deep, approximately 25 km off Peterhead on the east coast of Scotland. Statoil completed the project during 2017 and has installed 5

Siemens 6 MW turbines. Production is expected to be 0.14 TWh/year, powering around 20,000 households. This is the next step in Statoil's strategy towards deployment of the first utility large scale floating wind farms.

Statoil was the winner of the **New York Wind energy area lease**, following the December 2016 BOEM lease sale, with a winning bid of USD 42.5 million. The lease is 321 km^2, large enough to support one or more offshore wind developments with a total capacity of more than 1 GW. The lease is located approximately 20 km directly south of Long Island. The project has been named "Empire Wind" and is being further matured towards a plan for development during 2018.

Since 1996, Statoil has proven experience in **carbon capture and storage** (CCS) and has continued to develop competence through research engagement at Technology Centre Mongstad, the world's largest facility for testing and improving CO_2 capture. In addition, our offshore oil and gas operations at Sleipner and Snøhvit represent two of the world's largest CCS units. Statoil will seek to deploy its competence and experience in other CCS projects, both to reduce carbon dioxide emissions and to drive new opportunities, including enhanced oil recovery (EOR) possibilities and carbon neutral value chains based on hydrogen. Statoil has, on behalf of the Norwegian Ministry of Petroleum and Energy, performed a feasibility study for establishing a CO_2 storage facility in the Norwegian Sea. In 2017 the Ministry of Petroleum and Energy awarded Statoil the lead role to assess a full CCS value chain project covering both storage and transportation from three industrial sources in Norway. Statoil, Shell and Total are partners in the project with equal shares of one-third each.

In February 2016, Statoil launched the **Statoil Energy ventures fund**, a new energy investment fund dedicated to investing in attractive and ambitious growth companies in low carbon energy, supporting Statoil's strategy of growth in new energy solutions. The Statoil Energy Ventures Fund will invest up to USD 200 million over a period of four to seven years.

As of the date of this report, the fund has utilised less than a quarter of the total Statoil venture fund through four direct investments in four different segments, and is a limited partner in one financial venture capital fund.

Global Strategy & Business Development (GSB)

The Global Strategy & Business Development (GSB) business area is Statoil's functional centre for strategy and business development. GSB is responsible for Statoil's global strategy processes and identifies and delivers inorganic business development opportunities, including corporate mergers and acquisitions. This is achieved through close collaboration across geographic locations and business areas. Statoil's strategy forms the basis for guiding the company's business development focus.

GSB also hosts several corporate functions, including Statoil's Corporate Sustainability function, which is shaping the company's strategic response to sustainability issues and reporting on Statoil's sustainability performance.

Corporate staffs and support functions

Corporate Staffs and support functions comprise the non-operating activities supporting Statoil, and include headquarters and central functions that provide business support such as finance and control, corporate communication, safety, audit, legal services and people and leadership.

Technology, Projects & Drilling (TPD)

The **Technology, Projects & Drilling (TPD)** business area is responsible for global project development, well delivery, technology development and procurement in Statoil.

Research & Technology (R&T) is responsible for research and technology development to meet Statoil's business needs on short and long term, for delivering technical expertise to business development, projects and assets, and for implementing new technologies.

Project development (PRD) is responsible for planning and executing major facilities development, brownfield and field decommissioning projects where Statoil is the operator.

Drilling and Well (D&W) is responsible for providing cost-efficient well delivery and well operations, fit-for-purpose drilling facilities and providing expertise and advice to Statoil's global drilling and well operations.

Procurement and Supplier Relations (PSR) is responsible for global procurement aligned with Statoil's business needs.

The table below displays major projects operated by Statoil, as well as projects operated by Statoil's licence partners. More information about ongoing projects are given in the E&P Norway, E&P International, MMP and NES sections. In our world-class portfolio, an additional 35-40 projects are in the early phase, maturing towards sanction.

Project startups and completions 2017	Statoil's interest	Operator	Area	Type
Hebron	9.01%	ExxonMobil	Jeanne d'Arc Basin, off coast of Newfoundland and Labrador, Canada	Oil
In Salah Southern fields	31.85%	Sonatrach/BP/Statoil	Algeria	Oil and gas
Dudgeon offshore wind farm	35.00%	Statoil	North Sea, off English coast	Wind
Hywind Scotland pilot wind park	75.00%	Statoil	North Sea, off Scottish coast	Wind
Gina Krog	58.70%	Statoil	North Sea	Oil and gas
Gullfaks C subsea compression	51.00%	Statoil	North Sea	Improved gas recovery
Byrding	70.00%	Statoil	North Sea	Oil and associated gas
Polarled	37.10%	Statoil	Norwegian Sea	Export pipeline for gas

Ongoing projects with expected startups and completions 2018-2022	Statoil's interest	Operator	Area	Type
Tahiti vertical expansion	25.00%	Chevron	Gulf of Mexico	Oil
Stampede	25.00%	Hess	Gulf of Mexico	Oil
Big Foot	27.50%	Chevron	Gulf of Mexico	Oil
Peregrino phase II	60.00%	Statoil	Campos basin, off coast of Rio de Janeiro, Brazil	Oil
Arkona offshore wind farm	50.00%	E.ON	Baltic Sea, off German coast	Wind
Mariner	65.11%	Statoil	North Sea	Oil
Oseberg Vestflanken 2	49.30%	Statoil	North Sea	Oil and gas
Troll B gas module	30.58%	Statoil	North Sea	Increased processing capacity
Martin Linge	19.00%	Total	North Sea	Oil and gas
- Total's share, Statoil to take over in late March 2018	51.00%			
Johan Sverdrup	40.03%	Statoil	North Sea	Oil and associated gas
- held through Lundin	4.54%			
Johan Sverdrup export pipelines, JoSEPP	40.03%	Statoil	North Sea	Oil and gas export pipelines
- held through Lundin	4.54%			
Utgard Norwegian sector	38.44%	Statoil	North Sea	Gas and condensate
UK sector	38.00%			
Trestakk	59.10%	Statoil	North Sea	Oil and associated gas
Huldra decommissioning	19.87%	Statoil	North Sea	Field decommissioning
Njord future	20.00%	Statoil	North Sea	Oil
Snorre expansion	33.28%	Statoil	North Sea	Oil
Aasta Hansteen	51.00%	Statoil	Norwegian Sea	Gas
Snefrid Nord	51.00%	Statoil	Norwegian Sea	Gas
Johan Castberg	50.00%	Statoil	Norwegian Sea	Oil

2.7 CORPORATE

APPLICABLE LAWS AND REGULATIONS

Statoil operates in more than 30 countries and is exposed to, and committed to compliance with, a number of laws and regulations globally.

This article focuses primarily on Norwegian laws specific for Statoil`s core activities, taking into account that the majority of Statoil's production is produced on the NCS, the ownership structure of the company and that Statoil is registered and has its headquarters in Norway.

Norwegian petroleum laws and licensing system

The principal laws governing Statoil's petroleum activities in Norway are the Norwegian Petroleum Act and the Norwegian Petroleum Taxation Act.

Norway is not a member of the European Union (EU), but Norway is a member of the European Free Trade Association (EFTA). The EU and the EFTA Member States have entered into the Agreement on the European Economic Area, referred to as the EEA Agreement, which provides for the inclusion of EU legislation in the national law of the EFTA Member States (except Switzerland). Statoil's business activities are subject to both the EFTA Convention and EU laws and regulations adopted pursuant to the EEA Agreement.

For further information about the jurisdictions in which Statoil operates, see sections 2.2 Business overview and 2.11 Risk review.

Under the Petroleum Act, the Norwegian Ministry of Petroleum and Energy ("MPE") is responsible for resource management and for administering petroleum activities on the NCS. The main task of the MPE is to ensure that petroleum activities are conducted in accordance with the applicable legislation, the policies adopted by the Norwegian Parliament (the Storting) and relevant decisions of the Norwegian State.

The Storting's role in relation to major policy issues in the petroleum sector can affect Statoil in two ways: firstly, when the Norwegian State acts in its capacity as majority owner of Statoil shares and, secondly, when the Norwegian State acts in its capacity as regulator:

- The Norwegian State's shareholding in Statoil is managed by the Ministry of Petroleum and Energy. The MPE will normally decide how the Norwegian State will vote on proposals submitted to general meetings of the shareholders. However, in certain exceptional cases, it may be necessary for the Norwegian State to seek approval from the Storting before voting on a certain proposal. This will normally be the case if Statoil issues additional shares and such issuance would significantly dilute the Norwegian State's holding, or if such issuance would require a capital contribution from the Norwegian State in excess of government mandates. A decision by the Norwegian State to vote against a proposal on Statoil's part to issue additional shares would prevent Statoil from raising additional capital in this manner and could adversely affect Statoil's ability to pursue business opportunities. For more information about the Norwegian State's ownership, see Risks related to state ownership in section 2.11 Risk review and Major shareholders in section 5.1 Shareholder information

- The Norwegian State exercises important regulatory powers over Statoil, as well as over other companies and corporations on the NCS. As part of its business, Statoil or the partnerships to which Statoil is a party, frequently need to apply for licences and other approval of various kinds from the Norwegian State. Although Statoil is majority-owned by the Norwegian State, it does not receive preferential treatment with respect to licences granted by or under any other regulatory rules enforced by the Norwegian State

The principal laws governing Statoil's petroleum activities in Norway and on the NCS are the Norwegian Petroleum Act of 29 November 1996 (the "Petroleum Act") and the regulations issued thereunder, and the Norwegian Petroleum Taxation Act of 13 June 1975 (the "Petroleum Taxation Act"). The Petroleum Act sets out the principle that the Norwegian State is the owner of all subsea petroleum on the NCS, that exclusive right to resource management is vested in the Norwegian State and that the Norwegian State alone is authorised to award licences for petroleum activities as well as determine its terms. Licensees are required to submit a plan for development and operation (PDO) to the MPE for approval. For fields of a certain size, the Storting has to accept the PDO before it is formally approved by the MPE. Statoil is dependent on the Norwegian State for approval of its NCS exploration and development projects and its applications for production rates for individual fields.

Production licences are the most important type of licence awarded under the Petroleum Act and are normally awarded for an initial exploration period, which is typically six years, but which can be shorter. The maximum period is ten years. During this exploration period, the licensees must meet a specified work obligation set out in the licence. If the licensees fulfil the obligations set out in the initial licence period, they are entitled to require that the licence be prolonged for a period specified at the time when the licence is awarded, typically 30 years.

The terms of the production licences are decided by the Ministry of Petroleum and Energy. A production licence grants the holder an exclusive right to explore for and produce petroleum within a specified geographical area. The licensees become the owners of the petroleum produced from the field covered by the licence. Production licences are awarded to group of companies forming a joint venture at the Ministry's discretion. The members of the joint venture are jointly and severally responsible to the Norwegian State for obligations arising from petroleum operations carried out under the licence. The Ministry of Petroleum and Energy decides the form of the joint operating agreements and accounting agreements.

The governing body of the joint venture is the management committee. In licences awarded since 1996 where the state's direct financial interest (SDFI) holds an interest, the Norwegian State, acting through Petoro AS, may veto decisions made by the joint venture management committee, which, in the opinion of the Norwegian State, would not be in compliance with the obligations of the licence with respect to the Norwegian State's exploitation policies or financial interests. This power of veto has never been used.

Interests in production licences may be transferred directly or indirectly subject to the consent of the MPE and the approval of the Ministry of Finance of a corresponding tax treatment position. In most licences, there are no pre-emption rights in favour of the other licensees. However, the SDFI, or the Norwegian State, as appropriate, still holds pre-emption rights in all licences.

The day-to-day management of a field is the responsibility of an operator appointed by the MPE. The operator is in practice always a member of the joint venture holding the production licence, although this is not legally required. The terms of engagement of the operator are set out in the joint operating agreement.

If important public interests are at stake, the Norwegian State may instruct Statoil and other licensees on the NCS to reduce the production of petroleum. The last time the Norwegian State instructed a reduction in oil production was in 2002.

A licence from the MPE is also required in order to establish facilities for the transportation and utilisation of petroleum. Ownership of most facilities for the transportation and utilisation of petroleum in Norway and on the NCS is organised in the form of joint ventures. The participants' agreements are similar to joint operating agreements for production.

Licensees are required to prepare a decommissioning plan before a production licence or a licence to establish and use facilities for the transportation and utilisation of petroleum expires or is relinquished, or the use of a facility ceases. On the basis of the decommissioning plan, the Ministry of Petroleum and Energy makes a decision as to the disposal of the facilities.

For an overview of Statoil's activities and shares in Statoil's production licences on the NCS, see section 2.3 E&P Norway.

Gas sales and transportation from the NCS

Statoil markets gas from the NCS on its own behalf and on the Norwegian State's behalf. Gas is transported through the Gassled pipeline network to customers in the UK and mainland Europe.

Most of Statoil's and the Norwegian State's gas produced on the NCS is sold under gas contracts to customers in the European Union (EU), and changes in EU legislation may affect Statoil's marketing of gas.

The Norwegian gas transport system, consisting of the pipelines and terminals through which licensees on the NCS transport their gas, is owned by a joint venture called Gassled. The Norwegian Petroleum Act of 29 November 1996 and the pertaining Petroleum Regulation establish the basis for non- discriminatory third-party access to the Gassled transport system.

The tariffs for the use of capacity in the transport system are determined by applying a formula set out in separate tariff regulations stipulated by the Ministry of Petroleum and Energy. The tariffs are paid on the basis of booked capacity, not on the basis of the volumes actually transported.

For further information, see section 2.5 MMP – Marketing, Midstream and Processing under Pipelines.

The Norwegian State's participation

The Norwegian State's policy as a shareholder in Statoil has been and continues to be to ensure that petroleum activities create the highest possible value for the Norwegian State.

In 1985, the Norwegian State established the State's direct financial interest (SDFI) through which the Norwegian State has direct participating interests in licences and petroleum facilities on the NCS. As a result, the Norwegian State holds interests in a number of licences and petroleum facilities in which Statoil also hold interests. Petoro AS, a company wholly owned by the Norwegian State, was formed in 2001 to manage the SDFI assets.

SDFI oil and gas marketing and sale

Statoil markets and sells the Norwegian State's oil and gas together with Statoil's own production. The arrangement has been implemented by the Norwegian State.

At an extraordinary general meeting held on 25 May 2001, the Norwegian State, as sole shareholder, approved an instruction to Statoil setting out specific terms for the marketing and sale of the Norwegian State's oil and gas. This resolution is referred to as the Owner's instruction.

Statoil is obliged under the Owner's instruction to jointly market and sell the Norwegian State's oil and gas as well as Statoil's own oil and gas. The overall objective of the marketing arrangement is to obtain the highest possible total value for Statoil's oil and gas and the Norwegian State's oil and gas, and to ensure an equitable distribution of the total value creation between the Norwegian State and Statoil.

The Norwegian State may at any time utilise its position as majority shareholder of Statoil to withdraw or amend the marketing instruction

HSE regulation

Statoil's petroleum operations are subject to extensive laws and regulations relating to health, safety and the environment (HSE).

With business operations in more than 30 countries, Statoil is subject to a wide variety of HSE laws and regulations concerning its products, operations and activities. Laws and regulations may be jurisdiction specific, but also international regulations, conventions or treaties, as well as EU directives and regulations, are relevant.

Statoil continues to monitor and respond to the Trump Administration's ongoing reorganization of regulatory bodies, including potentially the Department of Interior (DOI), an effort which is designed to streamline processes and reduce duplications. Potential implications on Statoil's operations in the US will be assessed as this regulatory review process develops. At this time, Statoil does not consider any of these potential changes to have a material impact on its US activities. Similarly, the effects from implementing the EU offshore Safety Directive in EU-member states' legislation will affect operations in relevant EU member countries. See also section 2.11 Risk review under Risk factors.

Taxation of Statoil

Statoil is subject to ordinary Norwegian corporate income tax and to a special petroleum tax relating to its offshore activities in Norway. Statoil's profits, both from offshore oil and natural gas activities and from onshore activities, are subject to Norwegian corporate income tax. The standard corporate income tax rate has been reduced from 24% in 2017 to 23% in 2018. In addition, a special petroleum tax is levied on profits from petroleum production and pipeline transportation on the NCS. The special petroleum tax rate has been increased from 54% in 2017 to 55% in 2018. The special petroleum tax rate is applied to relevant income in addition to the standard income tax rate, resulting in a 78% marginal tax rate on income subject to the special petroleum tax. For further information, see note 9 Income taxes to the Consolidated financial statements.

Statoil's international petroleum activities are subject to tax pursuant to local legislation. Fiscal regulation of Statoil's upstream operations is generally based on corporate income tax regimes and/or PSAs.

Statoil expects the impact of the recently enacted US tax reform to be favourable to Statoil and its US operations, primarily due to the reduction in the US corporate income tax rate from 35% to 21%. This change in US tax legislation (effective 1 January 2018) will have no impact on Statoil's deferred tax balance as Statoil has not recognised any net deferred tax asset or liability related to our US operations as of 31 December 2017. See note 9 Income taxes and note 10 Property, plant and equipment to the Consolidated financial statements.

SUBSIDIARIES AND PROPERTIES

Significant subsidiaries

The following table shows significant subsidiaries and equity accounted companies within Statoil group as of 31 December 2017.

Name	in %	Country of incorporation	Name	in %	Country of incorporation
Statholding AS (Group)	100	Norway	Statoil Natural Gas LLC	100	USA
Statoil Angola Block 15 AS	100	Norway	Statoil New Energy (Group)	100	Norway
Statoil Angola Block 17 AS	100	Norway	Statoil Nigeria AS	100	Norway
Statoil Angola Block 31 AS	100	Norway	Statoil Nigeria Ltd	100	Nigeria
Statoil Apsheron AS	100	Norway	Statoil North Africa Gas AS	100	Norway
Statoil Brasil Oleo e Gas (Group)	100	Brazil	Statoil North Africa Oil AS	100	Norway
Statoil BTC (Group)	100	Norway	Statoil Oil & Gas Brazil AS	100	Norway
Statoil Canada Ltd (Group)	100	Canada	Statoil OTS AB	100	Sweden
Statoil Colombia B.V.	100	Netherlands	Statoil Petroleum AS	100	Norway
Statoil Coordination Center NV	100	Belgium	Statoil Refining Norway AS	100	Norway
Statoil Danmark (Group)	100	Denmark	Statoil Sverige Kharyaga AB	100	Sweden
Statoil Deutschland GmbH (Group)	100	Germany	Statoil Tanzania AS	100	Norway
Statoil Dezassete AS	100	Norway	Statoil UK Ltd (Group)	100	United Kingdom
Statoil do Brasil Ltda	100	Brazil	Statoil US Holding Inc. (Group)	100	USA
Statoil Energy NL B.V.	100	Netherlands	Sincor Netherlands B.V.	100	Netherlands
Statoil Exploration Ireland Ltd	100	Ireland	South Atlantic Holding B.V.	60	Netherlands
Statoil Forsikring AS	100	Norway	AWE-Arkona-Windpark Entwicklungs-GmbH[1]	50	Germany
Statoil Holding Netherlands B.V.	100	Netherlands	Naturkraft AS	50	Norway
Statoil International Netherlands B.V.	100	Netherlands	Lundin Petroleum AB[1]	20	Sweden
Statoil Kharyaga AS	100	Norway			
Statoil Murzuq AS	100	Norway			

1) Equity accounted entities.

Property, plant and equipment

Statoil has interests in real estate in many countries throughout the world. However, no individual property is significant. The largest office buildings are the Statoil's head office located at Forusbeen 50, NO-4035, Stavanger, Norway which comprises approximately 135,000 square meters of office space, and the 65,500 square metre office building located at Fornebu on the outskirts of Norway's capital Oslo. Both office buildings are leased.

For a description of our significant reserves and sources of oil and natural gas, see Proved oil and gas reserves in section 2.8 Operational performance and section 4.2 Supplementary oil and gas information (unaudited) later in this report. For a description of our operational refineries, terminals and processing plants, see section 2.5 MMP – Marketing, Midstream and Processing.

Related party transactions

See note 24 Related parties to the Consolidated financial statements. See also section 3.4 Equal treatment of shareholders and transactions with close associates.

Insurance

Statoil maintains insurance coverage that includes coverage for physical damage to its oil and gas properties, third-party liability, workers' compensation and employers' liability, general liability, sudden pollution and other coverage. See also section 2.11 Risk review under Risk factors.

2.8 OPERATIONAL PERFORMANCE

PROVED OIL AND GAS RESERVES

Proved oil and gas reserves were estimated to be 5,367mmboe at year end 2017, compared to 5,013 mmboe at the end of 2016.



Statoil's proved reserves are estimated and presented in accordance with the Securities and Exchange Commission (SEC) Rule 4-10 (a) of Regulation S-X, revised as of January 2009, and relevant Compliance and Disclosure Interpretations (C&DI) and Staff Accounting Bulletins, as issued by the SEC staff. For additional information, see Proved oil and gas reserves in note 2 Significant accounting policies to the Consolidated financial statements. For further details on proved reserves, see also section 4.2 Supplementary oil and gas information.

Changes in proved reserves estimates are most commonly the result of revisions of estimates due to observed production performance, extensions of proved areas through drilling activities or the inclusion of proved reserves in new discoveries through the sanctioning of new development projects. These are sources of additions to proved reserves that are the result of continuous business processes and can be expected to continue to add reserves in the future.

Proved reserves can also be added or subtracted through the acquisition or disposal of assets. Changes in proved reserves can also be due to factors outside management control, such as changes in oil and gas prices. Lower oil and gas prices normally allow less oil and gas to be recovered from the accumulations. However, for fields with PSAs and similar contracts, a reduced oil price may result in higher entitlement to the produced volume. These changes are included in the revisions category in the table below.

The principles for booking proved gas reserves are limited to contracted gas sales or gas with access to a robust gas market.

In Norway, the UK and Ireland, Statoil recognises reserves as proved when a development plan is submitted, as there is reasonable certainty that such a plan will be approved by the regulatory authorities. Outside these territories, reserves are generally booked as proved when regulatory approval is received, or when such approval is imminent. Reserves from new discoveries, upward revisions of reserves and purchases of proved reserves are expected to contribute to maintaining proved reserves in future years. Undrilled well locations US onshore are generally booked as proved undeveloped reserves when a development plan has been adopted and the well locations are scheduled to be drilled within five years.

Approximately 91% of our proved reserves are located in OECD countries. Norway is by far the most important contributor in this category, followed by the United States (US), Canada and Ireland. Of Statoil's total proved reserves, 6% are related to PSAs in non-OECD countries such as Azerbaijan, Angola, Algeria, Nigeria, Libya and Russia. Other non-OECD reserves are related to concessions in Brazil, representing 3% of Statoil's total proved reserves. These are included in proved reserves in the Americas.



Significant changes in our proved reserves in 2017 were:
- Revisions of previously booked reserves, including the effect of improved recovery, increased the proved reserves by 605 million boe in 2017. Many producing fields have significant positive revisions due to better performance, maturing of new wells and improved recovery projects, as well as reduced uncertainty due to further drilling and production experience. The effect of the increased commodity prices, increasing the proved reserves by approximately 200 million boe through extended economic life time on several fields, is also included in this. The largest revisions are seen in Norway, where many of the larger offshore fields continue to decline less than assumed for the proved reserves, and in the US where continued drilling and production from the onshore plays in the Appalachian basin (Marcellus and Utica), Bakken and Eagle Ford has increased the proved reserves.
- A total of 441 million boe of new proved reserves are added through extensions and new discoveries booking proved reserves for the first time. New field developments in Norway, such as Johan Castberg, Ærfugl and Bauge, and Peregrino Phase 2 in Brazil all contribute to this with a total of 260 million boe. Extensions of the proved areas in the US onshore plays

contribute with167 million boe. The remaining 14 million boe come from other minor extensions on producing fields where new wells have been drilled in previously unproven areas. New discoveries with proved reserves booked in 2017 are all expected to start production within a period of five years.

- A total of 50 million boe of new proved reserves were purchased in 2017 (the Azeri-Chirag-Gunashli PSA extension and transfer of certain ownership shares in the Appalachian basin from Northwood Energy).
- Sale of 38 million boe of proved reserves from the Leismer oil sands development in Canada which was finalised in 2017.
- The 2017 entitlement production was 705 million boe, an increase of 4.7% compared to 2016.

| | Proved reserves | | | |
Proved reserves as of 31 December 2017	Oil and Condensate (mmboe)	NGL (mmboe)	Natural Gas (bcf)	Total oil and gas (mmboe)
Developed				
Norway	514	199	8,852	2,290
Eurasia excluding Norway	55	-	159	83
Africa	173	10	273	231
US	252	68	1,675	619
Americas excluding US	118	-	-	118
Total Developed proved reserves	1,112	278	10,958	3,342
Undeveloped				
Norway	919	80	3,501	1,623
Eurasia excluding Norway	42	-	-	42
Africa	12	-	37	19
US	99	21	577	223
Americas excluding US	119	-	-	119
Total Undeveloped proved reserves	1,191	101	4,115	2,025
Total proved reserves	2,302	379	15,073	5,367



Proved reserves - Norway
million boe

Proved reserves in Norway
A total of 3,913 million boe is recognised as proved reserves in 64 fields and field development projects on the NCS, representing 73% of Statoil's total proved reserves. Of these, 53 fields and field areas are currently in production, 42 of which are operated by Statoil.

Four new field development projects added reserves categorised as extensions and discoveries during 2017, Johan Castberg, Bauge, Ærfugl and Alun-Epidot. Production experience, further drilling and improved recovery on several of Statoil's producing fields in Norway also contributed positively to the revisions of the proved reserves in 2017.

Proved reserves in equity accounted companies in Norway represent Statoil's relative share of Lundin's share in fields carrying proved reserves, only where Statoil as a shareholder has sufficient access to data to be able to estimate proved reserves with reasonable certainty.

Of the proved reserves on the NCS, 2,290 million boe, or 59%, are proved developed reserves. Of the total proved reserves in this area, 56% are gas reserves related to large offshore gas fields such as Troll, Snøhvit, Oseberg, Ormen Lange, Visund, Aasta Hansteen, Åsgard and Tyrihans, and 44% are liquid reserves.

Proved reserves in Eurasia, excluding Norway
In this area, Statoil has proved reserves of 125 million boe related to four fields in Azerbaijan, Ireland, United Kingdom and Russia. Eurasia excluding Norway represents 2% of Statoil's total proved reserves, Azerbaijan being the main contributor with the Azeri-Chirag-Gunashli fields. All fields are producing. Of the proved reserves in Eurasia, 83 million boe or 67% are proved developed reserves.

Of the total proved reserves in this area, 77% are liquid reserves and 23% are gas reserves.



Proved reserves - Eurasia excluding Norway
million boe

In Angola, Statoil has proved reserves in Block 15, Block 17 and Block 31, with production from all three blocks.

In Algeria and Nigeria, all fields are in production. In Libya, Murzuq started producing again in 2017.

The Agbami equity redetermination in Nigeria implies a reduction of 5.17 percentage points in Statoil's equity interest in the field. Statoil has proceeded to the court of appeal to have the arbitration award set aside. Final approval in the licence was pending at year end 2017, hence the negative effect on the proved reserves, which is estimated to be less than 10 million boe, is not yet included.

In Algeria, an agreement has been signed which will amend the In Amenas Production Sharing Contract by five years, from 2022 to 2027. The effect on the proved reserves will be included once the amended PSA is approved by the authorities and the effect is known.

Most of the fields in Africa are mature and many are on decline or approaching the expiration date of the current PSA. High production in 2017 combined with limited positive revisions and few IOR projects being sanctioned, resulted in further reduction of the proved reserves in this area.

Of the total proved reserves in Africa, 231 million boe, or 93%, are proved developed reserves. Of the total proved reserves in this area, 78% are liquid reserves and 22% are gas reserves.

Proved reserves in Africa
Statoil recognises proved reserves of 250 million boe related to 28 fields and field developments in several West and North African countries, including Algeria, Angola, Libya and Nigeria. Africa represents 5% of Statoil's total proved reserves. Angola is the primary contributor to the proved reserves in this area, with 24 of the 28 fields.



Proved reserves - Americas
million boe



Proved reserves - Africa
million boe

Proved reserves in the Americas
In North and South America, Statoil has proved reserves equal to 1,079 million boe in a total of 16 fields and field development projects. This represents 20% of Statoil's total proved reserves. Eleven of these fields are located in the US, eight of which are offshore field developments in the Gulf of Mexico and three are onshore tight reservoir assets. Four are located in Canada and one in South America.

As of 30 June 2017, the 9.67% ownership share in the heavy oil project Petrocedeño in Venezuela was reclassified from an equity accounted investment to a non-current financial investment. This has reduced the proved reserves in the Americas by 28 million boe.

In the US, six of the eight fields in the Gulf of Mexico are producing. At year end 2017 field development was still ongoing at Big Foot, and at Stampede which started production in January 2018. The onshore tight reservoir assets in the Appalachian basin, Eagle Ford and Bakken are all in production.

In Canada, proved reserves are related to offshore field developments only.

The increase in proved reserves in this area is mainly due to extensions of the proved areas in the US onshore plays which has added 167 million boe of new proved reserves, positive revisions due to improved operational performance in several assets in the US, and the Peregrino Phase 2 development adding new proved reserves in South America. Proved reserves in the US now represent 16% of total proved reserves and is disclosed as a separate geographic area in the tables.

Of the total proved reserves in the Americas, 737 million boe, or 68%, are proved developed reserves. Of the total proved reserves in this area, 63% are liquid reserves and 37% gas reserves.

Reserves replacement
The reserves replacement ratio is defined as the sum of additions and revisions of proved reserves divided by produced volumes in any given period. The following table presents the changes in reserves including equity accounted entities in each category relating to the reserve replacement ratio for the years 2017, 2016 and 2015. The 2017 reserves replacement ratio excluding equity accounted entities was 1.56 and the corresponding three-year average 1.00. For additional information regarding changes in proved reserves, see section 4.2 Supplementary oil and gas information.

The usefulness of the reserves replacement ratio is limited by the volatility of oil prices, the influence of oil and gas prices on PSA reserve booking, sensitivity related to the timing of project sanctions and the time lag between exploration expenditure and the booking of reserves.

| | For the year ended 31 December | | |
Reserves replacement ratio (including purchases and sales)	2017	2016	2015
Annual	1.50	0.93	0.55
Three-year-average	1.00	0.70	0.81

Development of reserves

The total volume of proved reserves increased by 354 million boe in 2017. Positive revisions including improved recovery totalled 605 million boe.

Extensions and discoveries added 441 million boe of new proved reserves in 2017, mainly as undeveloped proved reserves. New development projects such as Bauge, Johan Castberg, Peregrino

(Phase 2) and Ærfugl, in addition to several minor extensions on developed assets, added a total of 274 million boe of proved reserves. Further drilling in the Appalachian basin, Bakken and Eagle Ford onshore plays in the US increased the proved areas in these assets and added 167 million boe of new proved reserves.

The net effect of purchases and sales completed in 2017, increased the proved reserves by 12 million boe.

| | For the year ended 31 December | | |
Change in proved reserves (million boe)	2017	2016	2015
Revisions and improved recovery	605	409	(42)
Extensions and discoveries	441	179	627
Purchase of petroleum-in-place	50	65	13
Sales of petroleum-in-place	(38)	(27)	(235)
Total reserve additions	1,059	626	363
Production	(705)	(673)	(662)
Net change in proved reserves	354	(47)	(299)

Development of reserves in 2017 (million boe)	Total	Developed	Undeveloped
At 31 December 2016	5,013	3,268	1,746
Revisions and improved recovery	605	420	185
Extensions and discoveries	441	95	346
Purchase of reserves-in-place	50	26	24
Sales of reserves-in-place	(38)	(33)	(5)
Production	(705)	(705)	-
Moved from undeveloped to developed	-	271	(271)
At 31 December 2017	5,367	3,342	2,025

In 2017, approximately 271 million boe were converted from proved undeveloped to proved developed reserves. The start-up of production from Flyndre and Gina Krog in Norway and Hebron in Canada increased the proved developed reserves by 66 million boe during 2017. The remaining 205 million boe of the converted volume is related to activities on developed assets. Over the last 5 years Statoil has converted 1,931 million boe of proved undeveloped reserves to proved developed reserves.

Net proved developed and undeveloped reserves (million boe)		Oil and Condensate (mmboe)	NGL (mmboe)	Natural gas (bcf)	Total (mmboe)
2017	**Proved reserves end of year**	2,302	379	15,073	5,367
	Developed	1,112	278	10,958	3,342
	Undeveloped	1,191	101	4,115	2,025
2016	**Proved reserves end of year**	2,033	372	14,637	5,013
	Developed	1,105	277	10,584	3,268
	Undeveloped	928	95	4,054	1,746
2015	**Proved reserves end of year**	2,091	364	14,624	5,060
	Developed	1,104	290	11,901	3,515
	Undeveloped	987	74	2,723	1,546

As of 31 December 2017, the total proved undeveloped reserves amounted to 2,025 million boe, 80% of which are related to fields in Norway. The Troll and Snøhvit fields, which have continuous development activities, together with fields not yet in production, such as Johan Sverdrup, Johan Castberg and Aasta Hansteen have the largest proved undeveloped reserves in Norway. The largest assets with respect to proved undeveloped reserves outside Norway are Peregrino in Brazil, ACG in Azerbaijan and the Appalachian basin and Bakken in the US.

All these fields are either producing, or will start production within the next five years. For fields with proved reserves where production has not yet started, investment decisions have already been sanctioned and investments in infrastructure and facilities have commenced. Some development activities will take place more than five years from the disclosure date, but these are mainly related to incremental type of spending, such as drilling of additional wells from existing facilities, in order to secure continued production. There are no material development projects, which would require a separate future investment decision by management, included in our proved reserves. For our onshore plays in the US, the Appalachian basin, Eagle Ford and Bakken, all proved undeveloped reserves are limited to wells that are scheduled to be drilled within five years.

In 2017, Statoil incurred USD 7,729 million in development costs relating to assets carrying proved reserves, USD 5,685 million of which was related to proved undeveloped reserves.

Additional information about proved oil and gas reserves is provided in section 4.2 Supplementary oil and gas information.

Preparation of reserves estimates

Statoil's annual reporting process for proved reserves is coordinated by a central corporate reserves management (CRM) team consisting of qualified professionals in geosciences, reservoir and production technology and financial evaluation. The team has an average of more than 25 years' experience in the oil and gas industry. CRM reports to the vice president of finance and control in the Technology, Projects & Drilling business area and is thus independent of the Development & Production business areas in Norway, North America and International. All the reserves estimates have been prepared by Statoil's technical staff.

Although the CRM team reviews the information centrally, each asset team is responsible for ensuring that it is in compliance with the requirements of the SEC and Statoil's corporate standards. Information about proved oil and gas reserves, standardised measures of discounted net cash flows related to proved oil and gas reserves and other information related to proved oil and gas reserves, is collected from the local asset teams and checked by CRM for consistency and conformity with applicable standards. The final numbers for each asset are quality-controlled and approved by the responsible asset manager, before aggregation to the required reporting level by CRM.

The aggregated results are submitted for approval to the relevant business area management teams and the corporate executive committee.

The person with primary responsibility for overseeing the preparation of the reserves estimates is the manager of the CRM team. The person who presently holds this position has a bachelor's degree in earth sciences from the University of Gothenburg, and a master's degree in petroleum exploration and exploitation from Chalmers University of Technology in Gothenburg, Sweden. She has 32 years' experience in the oil and gas industry, 31 of them with Statoil. She is

a member of the Society of Petroleum Engineering (SPE) and vice-chair of the UNECE Expert Group on Resource Classification (EGRC).

DeGolyer and MacNaughton report
Petroleum engineering consultants DeGolyer and MacNaughton have carried out an independent evaluation of Statoil's proved reserves as of 31 December 2017 using data provided by Statoil. The evaluation accounts for 100% of Statoil's proved reserves including equity accounted entities. The aggregated net proved reserves estimates prepared by DeGolyer and MacNaughton do not differ materially from those prepared by Statoil when compared on the basis of net equivalent barrels.

Net proved reserves at 31 December 2017	Oil and Condensate (mmbbls)	NGL/LPG (mmbbl)	Natural Gas (bcf)	Oil Equivalent (mmboe)
Estimated by Statoil	2,302	379	15,073	5,367
Estimated by DeGolyer and MacNaughton	2,363	347	14,404	5,276

A reserves audit report summarising this evaluation is included as Exhibit 15 (a)(iii).

Operational statistics
Developed and undeveloped acreage

The table below shows the total gross and net developed and undeveloped oil and gas acreage, in which Statoil had interests at 31 December 2017.

A gross value reflects the number of wells or acreage in which Statoil owns a working interest. The net value corresponds to the sum of the fractional working interests owned in the same gross wells or acres.

Developed and undeveloped oil and gas acreage at 31 December 2017 (in thousands of acres)		Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Oceania	Total
Acreage developed	- gross	927	73	796	689	73	-	2,558
	- net	345	16	264	170	19	-	814
Acreage undeveloped	- gross	13,708	40,526	24,958	1,574	37,567	11,749	130,082
	- net	6,016	18,159	9,544	799	15,577	6,928	57,023

The largest concentrations of developed acreage in Norway are in the Troll, Skarv, Oseberg area, Snøhvit and Ormen Lange. In Africa, the Algerian gas development projects In Amenas and In Salah represent the largest concentrations of developed acreage (gross and net). Bakken (onshore US) has the largest developed acreage in Americas.

Statoil's largest undeveloped acreage concentration is in Russia with 15% of the total acreage and 48% of the total acreage in Eurasia excluding Norway. A large part of the net acreage in Russia represents Statoil's share of a joint venture with Rosneft. The largest concentration of undeveloped acreage in the Americas excluding US is Canada, with 25% of the total for this geographic area. In Africa, the largest acreage concentration is in South Africa, representing 69% of the total for this geographic area. In Oceania Statoil holds undeveloped acreage in Australia and New Zealand.

Statoil holds acreage in numerous concessions, blocks and leases. The terms and conditions regarding expiration dates vary significantly from property to property. Work programmes are designed to ensure that the exploration potential of any property is fully evaluated before expiration.

Acreage related to several of these concessions, blocks and leases are scheduled to expire within the next three years. Any acreage which has already been evaluated to be non-profitable may be relinquished prior to the current expiration date. In other cases, Statoil may decide to apply for an extension if more time is needed in order to fully evaluate the potential of the properties. Historically, Statoil has generally been successful in obtaining such extensions.

Most of the undeveloped acreage that will expire within the next three years is related to early exploration activities where no production is expected in the foreseeable future. The expiration of these leases, blocks and concessions will therefore not have any material impact on our reserves.

Productive oil and gas wells
The number of gross and net productive oil and gas wells, in which Statoil had interests at 31 December 2017, are shown in the table below. The total number of productive oil wells in the Americas excluding US has been significantly reduced due to the reclassification of the heavy oil project Petrocdeño from an equity accounted entity to a financial investment.

Number of productive oil and gas wells at 31 December 2017		Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Total
Oil wells	- gross	874	188	423	2,422	99	4,006
	- net	292.7	27.3	66.4	613.8	29.0	1,029.2
Gas wells	- gross	201	6	104	2,213	-	2,524
	- net	86.7	2.2	40.1	550.0	-	679.0

The total gross number of productive wells as of end 2017 includes 392 oil wells and 11 gas wells with multiple completions or wells with more than one branch.

Net productive and dry oil and gas wells drilled
The following tables show the net productive and dry exploratory and development oil and gas wells completed or abandoned by Statoil in the past three years. Productive wells include exploratory wells in which hydrocarbons were discovered, and where drilling or completion has been suspended pending further evaluation. A dry well is one found to be incapable of producing sufficient quantities to justify completion as an oil or gas well.

Net productive and dry oil and gas wells drilled	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Total
Year 2017						
Net productive and dry exploratory wells drilled	8.1	2.6	-	0.7	1.9	13.3
- Net dry exploratory wells drilled	3.5	2.1	-	-	1.9	7.5
- Net productive exploratory wells drilled	4.6	0.5	-	0.7	-	5.8
Net productive and dry development wells drilled	37.5	5.0	4.3	103.2	2.3	152.2
- Net dry development wells drilled	10.1	-	0.1	-	0.1	10.3
- Net productive development wells drilled	27.4	5.0	4.2	103.2	2.2	142.0
Year 2016						
Net productive and dry exploratory wells drilled	5.5	0.7	-	1.6	4.8	12.6
- Net dry exploratory wells drilled	1.4	0.7	-	-	1.9	3.9
- Net productive exploratory wells drilled	4.1	-	-	1.6	3.0	8.7
Net productive and dry development wells drilled	47.4	1.6	5.2	116.6	17.0	187.8
- Net dry development wells drilled	4.2	0.2	0.2	-	-	4.6
- Net productive development wells drilled	43.3	1.5	4.9	116.6	17.0	183.2
Year 2015						
Net productive and dry exploratory wells drilled	10.2	1.0	2.5	1.5	1.1	16.3
- Net dry exploratory wells drilled	4.6	0.4	0.5	0.5	0.4	6.4
- Net productive exploratory wells drilled	5.6	0.7	2.0	1.0	0.7	9.9
Net productive and dry development wells drilled	32.1	4.1	10.6	216.3	12.5	275.6
- Net dry development wells drilled	3.6	-	4.3	0.3	-	8.2
- Net productive development wells drilled	28.6	4.1	6.3	215.9	12.5	267.4

Exploratory and development drilling in process

The following table shows the number of exploratory and development oil and gas wells in the process of being drilled by Statoil at 31 December 2017.

Number of wells in progress at 31 December 2017		Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Total
Development wells[1]	- gross	39	7	10	362	2	420
	- net	14.2	0.8	2.9	144.7	0.1	162.7
Exploratory wells	- gross	2	3	-	1	-	6
	- net	0.8	1.5	-	0.2	-	2.4

1) Mainly wells related to US onshore developments

Delivery commitments

On behalf of the Norwegian State's direct financial interest (SDFI), Statoil is responsible for managing, transporting and selling the Norwegian state's oil and gas from the Norwegian continental shelf (NCS). These reserves are sold in conjunction with Statoil's own reserves. As part of this arrangement, Statoil delivers gas to customers under various types of sales contracts. In order to meet the commitments, we utilise a field supply schedule that ensures the highest possible total value for Statoil and SDFI's joint portfolio of oil and gas.

The majority of our gas volumes in Norway are sold under long-term contracts with take-or-pay clauses. Statoil's and SDFI's annual delivery commitments under these agreements are expressed as the sum of the expected off-take under these contracts. As of 31 December 2017, the long-term commitments from NCS for the Statoil/SDFI arrangement totaled approximately 278 bcm.

Statoil's total bilateral obligations have been reduced over the past year, as a result of delivering more on existing contracts ending in 2017 than sold on new contracts starting in 2017. This has been a trend in later years. Thus, given a steady gas production in the years to come, Statoil will sell more gas in the spot-market than before.

Statoil and SDFI's delivery commitments, expressed as the sum of expected off-take for the calendar years 2018, 2019, 2020 and 2021, are 47.1, 40.1, 37.9 and 34.9 bcm, respectively. Any remaining volumes after covering our bilateral agreements, will be sold by trading activities at the hubs.

Statoil's currently developed gas reserves in Norway are more than sufficient to meet our share of these commitments for the next four years.

PRODUCTION VOLUMES AND PRICES

The business overview is in accordance with our segment's operations as of 31 December 2017, whereas certain disclosures on oil and gas reserves are based on geographical areas as required by the Securities and Exchange Commission (SEC). For further information about extractive activities, see sections 2.3 E&P Norway and 2.4 E&P International.

Statoil prepares its disclosures for oil and gas reserves and certain other supplemental oil and gas disclosures by geographical area, as required by the SEC. The geographical areas are defined by country and continent. They are Norway, Eurasia excluding Norway, Africa and the Americas.

For further information about disclosures concerning oil and gas reserves and certain other supplemental disclosures based on geographical areas as required by the SEC, see section 4.2 Supplementary oil and gas information (unaudited).

Entitlement production

The following table shows Statoil's Norwegian and international entitlement production of oil and natural gas for the periods indicated. The stated production volumes are the volumes to which Statoil is entitled, pursuant to conditions laid down in licence agreements and production-sharing agreements. The production volumes are net of royalty oil paid in kind, and of gas used for fuel and flaring. Our production is based on our proportionate participation in fields with multiple owners and does not include production of the Norwegian State's oil and natural gas. Production of an immaterial quantity of bitumen is included as oil production. NGL includes both LPG and naphtha. For further information on production volumes see section 5.6 Terms and abbreviations.

Entitlement production (million boe)	Consolidated companies						Equity accounted				
	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Subtotal	Norway	Eurasia excluding Norway	Americas excluding US	Subtotal	Total
Oil and Condensate (mmbbls)											
2015	174	13	75	31	27	319	-	-	4	4	324
2016	169	12	72	34	26	313	2	0	4	6	320
2017	165	10	68	38	21	302	6	0	2	8	310
NGL (mmbbls)											
2015	44	-	3	7	-	54	-	-	-	-	54
2016	46	-	2	9	-	58	0	-	-	0	58
2017	48	-	4	9	0	61	-	-	-	-	61
Natural gas (bcf)											
2015	1,306	16	63	215	0	1,600	-	-	-	-	1,600
2016	1,338	34	60	226	0	1,659	1	0	-	2	1,661
2017	1,515	41	72	240	0	1,868	4	0	-	5	1,873
Combined oil, condensate, NGL and gas (mmboe)											
2015	450	16	88	76	27	658	-	-	4	4	662
2016	454	18	85	83	26	666	3	0	4	7	673
2017	483	17	85	90	21	696	6	0	2	9	705

The only field containing more than 15% of total proved reserves based on oil equivalent barrels is the Troll field.

Entitlement production	2017	2016	2015
Troll field [1]			
Oil and Condensate (mmbbls)	14	15	14
NGL (mmbbls)	2	2	2
Natural gas (bcf)	384	321	386
Combined oil, condensate, NGL and gas (mmboe)	85	74	85

1) Note that Troll is also included in Norway stated above.

Operational data	For the year ended 31 December				
	2017	2016	2015	17-16 change	16-15 change
Prices					
Average Brent oil price (USD/bbl)	54.2	43.7	52.4	24%	(17%)
E&P Norway average liquids price (USD/bbl)	50.2	39.4	48.2	27%	(18%)
E&P International average liquids price (USD/bbl)	47.6	35.8	42.9	33%	(17%)
Group average liquids price (USD/bbl)	49.1	37.8	45.9	30%	(18%)
Group average liquids price (NOK/bbl)	405	317	371	28%	(14%)
Transfer price natural gas (USD/mmBtu)	4.33	3.42	5.17	27%	(34%)
Average invoiced gas prices - Europe (USD/mmBtu)	5.55	5.17	7.08	7%	(27%)
Average invoiced gas prices - North America (USD/mmBtu)	2.73	2.12	2.62	28%	(19%)
Refining reference margin (USD/bbl)	6.3	4.8	8.0	31%	(40%)
Entitlement production (mboe per day)					
E&P Norway entitlement liquids production	594	589	595	1%	(1%)
E&P International entitlement liquids production	415	435	436	(5%)	(0%)
Group entitlement liquids production	1,009	1,024	1,032	(1%)	(1%)
E&P Norway entitlement gas production	740	646	637	15%	1%
E&P International entitlement gas production	173	157	144	10%	9%
Group entitlement gas production	913	803	781	14%	3%
Total entitlement liquids and gas production	1,922	1,827	1,812	5%	1%
Equity production (mboe per day)					
E&P Norway equity liquids production	594	589	595	1%	(1%)
E&P International equity liquids production	545	555	569	(2%)	(2%)
Group equity liquids production	1,139	1,144	1,165	(0%)	(2%)
E&P Norway equity gas production	740	646	637	15%	1%
E&P International equity gas production	200	188	170	7%	11%
Group equity gas production	941	834	806	13%	3%
Total equity liquids and gas production	2,080	1,978	1,971	5%	0%
Liftings (mboe per day)					
Liquids liftings	1,012	1,017	1,035	(1%)	(2%)
Gas liftings	936	824	802	14%	3%
Total liquids and gas liftings	1,948	1,842	1,837	6%	0%
MMP sales volumes					
Crude oil sales volumes (mmbbl)	817	811	829	1%	(2%)
Natural gas sales Statoil entitlement (bcm)	52.0	44.3	44.0	18%	1%
Natural gas sales third-party volumes (bcm)	6.4	8.6	8.6	(26%)	0%
Production cost (USD/boe)					
Production cost entitlement volumes	5.2	5.4	6.5	(3%)	(17%)
Production cost equity volumes	4.8	5.0	5.9	(3%)	(17%)

Sales prices

The following tables present realised sales prices.

Realised sales prices	Norway	Eurasia excluding Norway	Africa	Americas
Year ended 31 December 2017				
Average sales price oil and condensate in USD per bbl	54.0	53.6	53.5	46.0
Average sales price NGL in USD per bbl	35.8	-	33.2	20.9
Average sales price natural gas in USD per mmBtu	5.6	5.3	5.2	2.7
Year ended 31 December 2016				
Average sales price oil and condensate in USD per bbl	43.1	42.0	41.4	32.9
Average sales price NGL in USD per bbl	24.4	-	21.9	13.1
Average sales price natural gas in USD per mmBtu	5.2	4.8	4.0	2.1
Year ended 31 December 2015				
Average sales price oil and condensate in USD per bbl	52.2	50.7	49.4	39.4
Average sales price NGL in USD per bbl	30.1	-	26.2	12.5
Average sales price natural gas in USD per mmBtu	7.1	4.6	5.6	2.6

Sales volumes

Sales volumes include lifted entitlement volumes, the sale of SDFI volumes and marketing of third-party volumes. In addition to Statoil's own volumes, we market and sell oil and gas owned by the Norwegian State through the Norwegian State's share in production licences. This is known as the State's Direct Financial Interest or

SDFI. For additional information, see section 2.7 Corporate under SDFI oil and gas marketing and sale.

The following table shows the SDFI and Statoil sales volume information on crude oil and natural gas for the periods indicated. The Statoil natural gas sales volumes include equity volumes sold by the MMP segment, natural gas volumes sold by the E&P International segment and ethane volumes.

| | For the year ended 31 December | | |
Sales Volumes	2017	2016	2015
Statoil[1]			
Crude oil (mmbbls)[2]	369	372	378
Natural gas (bcm)	54.3	48.0	46.6
Combined oil and gas (mmboe)	711	674	671
Third party volumes[3]			
Crude oil (mmbbls)[2]	302	294	290
Natural gas (bcm)	6.4	8.6	8.6
Combined oil and gas (mmboe)	342	348	344
SDFI assets owned by the Norwegian State[4]			
Crude oil (mmbbls)[2]	147	148	149
Natural gas (bcm)	44.0	39.8	41.8
Combined oil and gas (mmboe)	424	398	412
Total			
Crude oil (mmbbls)[2]	819	814	816
Natural gas (bcm)	104.7	96.4	97.0
Combined oil and gas (mmboe)	1,477	1,420	1,427

1) The Statoil volumes included in the table above are based on the assumption that volumes sold were equal to lifted volumes in the relevant year. Volumes lifted by E&P International but not sold by MMP, and volumes lifted by E&P Norway or E&P International and still in inventory or in transit may cause these volumes to differ from the sales volumes reported elsewhere in this report by MMP.

2) Sales volumes of crude oil include NGL and condensate. All sales volumes reported in the table above include internal deliveries to our manufacturing facilities

3) Third party volumes of crude oil include both volumes purchased from partners in our upstream operations and other cargos purchased in the market. The third party volumes are purchased either for sale to third parties or for our own use. Third party volumes of natural gas include third party LNG volumes related to our activities at the Cove Point regasification terminal in the US.

4) The line item SDFI assets owned by the Norwegian State includes sales of both equity production and third party.

2.9 FINANCIAL REVIEW

GROUP FINANCIAL PERFORMANCE

In 2016 and 2015, our **results** were heavily influenced by low oil and gas prices, leading to lower earnings and impairment losses. In 2017, prices have been recovering and we are seeing better results. Operational performance has been solid and production is up by 5% in 2017. Cost discipline and efficiency improvements have contributed to the reduced operating costs. Supported by increasing prices and better operational performance, several previous impairments have been reversed. A negative net income in 2016 of USD 2.9 billion is turned into positive net income of USD 4.6 billion in 2017.

Total equity liquids and gas production was 2,080 mboe, 1,978 mboe, 1,971 mboe per day in 2017, 2016 and 2015, respectively.

The 5% increase in total equity production from 2016 to 2017 was primarily due to start-up and ramp-up on various fields and higher flexible gas offtake on the NCS, partially offset by expected natural decline and divestments.

From 2015 to 2016, the average daily total equity production level was maintained. Increased production from new fields coming on stream, ramp-up on various existing fields and high operational performance, was offset by reduced ownership shares due to divestments, expected natural decline at mature fields and operational challenges.

Total entitlement liquids and gas production was 1,922 mboe per day in 2017 compared to 1,827 mboe in 2016 and 1,812 mboe per day in 2015. In 2017, the total entitlement liquids and gas production was up 5% for the reasons as described above, partially offset by higher negative effect from production sharing agreements (PSA effect) and US royalties, mainly driven by higher prices.

From 2015 to 2016, the total entitlement production was up 1% the reasons as described above. The benefit of a lower effect from production sharing agreements (PSA effect) mainly driven by the reduction in prices, added to the slight increase in entitlement production.

The combined effect of **production sharing agreements (PSA effect) and US royalties** was 158 mboe, 151 mboe and 159 mboe per day in 2017, 2016 and 2015, respectively. Over time, the volumes lifted and sold will equal the entitlement production, but they may be higher or lower in any period due to differences between the capacity and timing of the vessels lifting our volumes and the actual entitlement production during the period.

Income statement under IFRS (in USD million)	For the year ended 31 December				
	2017	2016	2015	17-16 change	16-15 change
Revenues	60,971	45,688	57,900	33%	(21%)
Net income/(loss) from equity accounted investments	188	(119)	(29)	N/A	>(100%)
Other income	27	304	1,770	(91%)	(83%)
Total revenues and other income	61,187	45,873	59,642	33%	(23%)
Purchases [net of inventory variation]	(28,212)	(21,505)	(26,254)	31%	(18%)
Operating, selling, general and administrative expenses	(9,501)	(9,787)	(11,433)	(3%)	(14%)
Depreciation, amortisation and net impairment losses	(8,644)	(11,550)	(16,715)	(25%)	(31%)
Exploration expenses	(1,059)	(2,952)	(3,872)	(64%)	(24%)
Net operating income/(loss)	13,771	80	1,366	>100%	(94%)
Net financial items	(351)	(258)	(1,311)	(36%)	80%
Income/(loss) before tax	13,420	(178)	55	N/A	N/A
Income tax	(8,822)	(2,724)	(5,225)	>100%	(48%)
Net income/(loss)	4,598	(2,902)	(5,169)	N/A	44%

Total revenues and other income amounted to USD 61,187 million in 2017 compared to USD 45,873 million in 2016 and USD 59,642 million in 2015.

Revenues are generated from both the sale of lifted crude oil, natural gas and refined products produced and marketed by Statoil, and from the sale of liquids and gas purchased from third parties. In addition, we market and sell the Norwegian State's share of liquids from the NCS. All purchases and sales of the Norwegian State's production of liquids are recorded as purchases [net of inventory variations] and revenues, respectively, while sales of the Norwegian State's share of gas from the NCS are recorded net. For additional information regarding sales, see the Sales volume table in section 2.8 above in this report.

Revenues were USD 60,971 million in 2017, up 33% compared to 2016. The increase was mainly due to increased prices both for liquids and gas, and increased gas volumes sold. The 21% decrease in revenues from 2015 to 2016 was mainly due to the significant decrease in liquids and gas prices, lower refinery margins and increased losses from reflecting the changes in fair value of derivatives and market value of storage and physical contracts and a reversal of provisions related to our operations in Angola of USD 754 million. For further information, see note 23 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

Net income from equity accounted investments was USD 188 million in 2017, up from a loss in 2016 of USD 119 million due to increased profit from the investment in Lundin Petroleum AB. In 2015, net income from equity accounted investments was a loss of USD 29 million. For further information, please see note 12 Equity accounted investments to the Consolidated financial statements.

Other income was USD 27 million in 2017 compared to USD 304 million in 2016 and USD 1,770 million in 2015. In 2017, other income was insignificant and mainly related to proceeds from minor insurance claims. In 2016, other income was mainly related to gain from sale of the Edvard Grieg field on the NCS and proceeds from an insurance settlement. In 2015, other income mainly consisted of gain from the two step divestments of the ownership interest in the Shah Deniz project in Azerbaijan.

Because of the factors explained above, total revenue and other income was up by 33% in 2017. In 2016 and 2015, total revenues and other income decreased by 23% and 40%, respectively.

Purchases [net of inventory variation] include the cost of liquids purchased from the Norwegian State, which is pursuant to the Owner's instruction, and the cost of liquids and gas purchased from third parties. See SDFI oil and gas marketing and sale in section 2.7 Corporate for more details.

Purchases [net of inventory variation] amounted to USD 28,212 million in 2017 compared to USD 21,505 million in 2016 and USD 26,254 million in 2015. The 31% increase in 2017 was mainly related to the increase in prices. The 18% decrease from 2015 to 2016 was mainly related to the decrease in liquids and gas prices.

Operating, selling, general and administrative expenses amounted to USD 9,501 million in 2017 compared to USD 9,787 million in 2016 and USD 11,433 million in 2015. The 3% decrease from 2016 to 2017 was mainly due to divestments and reduced asset retirement provisions, partially offset by net losses from sale of assets and increased costs from new fields coming on stream. Ramp-

up on various fields and higher royalty costs also offset the decrease. The 14% decrease from 2015 to 2016 was mainly due to cost improvement initiatives and the NOK/USD exchange rate development. Lower operation and maintenance costs and reduced transportation costs added to the decrease.

Depreciation, amortisation and net impairment losses amounted to USD 8,644 million compared to USD 11,550 million in 2016 and USD 16,715 million in 2015.

The 25% decrease in depreciation, amortisation and net impairment losses in 2017 was mainly due to lower net impairment of assets in 2017 (discussed below), net increased proved reserves estimates on several fields and a lower depreciation basis due to impairments of assets in previous periods. Start-up and ramp-up of production on new fields partially offset the reduction.

Included in the total for 2017 were net impairment reversals of USD 1,055 million, of which impairment reversals amounted to USD 1,972 million mainly related to increased production estimates, cost reductions and increased prices, operational improvements and updated calculation assumptions due to changes in the US tax legislation. The impairment reversals were partially offset by impairment losses of USD 917 million, mainly related to decreased production estimates.

The 31% decrease in 2016 compared to 2015, was mainly due to lower impairment of assets in 2016 and reduced depreciation on mature fields. Higher proved reserves estimate and the NOK/USD exchange rate development in 2016 added to the decrease, partially offset by start-up and ramp-up of production on several fields.

Included in the total for 2016 and 2015, were net impairment losses of USD 1,301 million and USD 5,526 million, respectively, primarily triggered by the reduction in commodity price assumptions and commodity forward prices. The net impairment losses of USD 1,301 million in 2016 were mainly related to impairment of unconventional onshore assets in the USA. The net impairment losses of USD 5,526 million in 2015 were mainly related to both unconventional onshore assets and conventional offshore assets in the E&P International reporting segment, and conventional offshore assets in the development phase in E&P Norway reporting segment.

For further information, please see note 3 Segments and note 10 Property, plant and equipment to the Consolidated financial statements.

Exploration expenses (in USD million)	For the year ended 31 December				
	2017	2016	2015	17-16 change	16-15 change
Exploration expenditures (activity)	1,234	1,437	2,860	(14%)	(50%)
Expensed, previously capitalised exploration expenditures	73	808	213	(91%)	>100%
Capitalised share of current period's exploration activity	(167)	(285)	(1,151)	(41%)	(75%)
Net impairments / (reversals)	(81)	992	1,951	N/A	(49%)
Exploration expenses	1,059	2,952	3,872	(64%)	(24%)

In 2017, **exploration expenses** were USD 1,059 million, a 64% decrease compared to 2016 when exploration expenses were USD 2,952 million. Exploration expenses were USD 3,872 million in 2015.

The 64% decrease in exploration expenses in 2017 was mainly due to a lower portion of expenditures capitalised in previous years being expensed in 2017 compared to 2016. Exploration activity was higher in 2017. However, as the exploration wells drilled in 2017 were less expensive due to improved drilling efficiency, exploration expenditures were reduced in 2017 compared to 2016. Net impairment reversals of exploration prospects and signature bonuses in 2017 compared to net impairment charges in 2016, added to the decrease. The decrease was partially offset by a lower capitalisation rate on exploration expenditures incurred in 2017 compared to 2016.

In 2016, exploration expenses were down 24% compared to 2015 mainly due to lower net impairment of exploration prospects and signature bonuses, lower drilling activity and less expensive wells being drilled. The decrease was partially offset by a higher portion of expenditures capitalised in previous years being expensed in 2016 and a lower capitalisation rate on exploration expenditures incurred in 2016 compared to 2015.

Net operating income was USD 13,771 million in 2017 compared to USD 80 million in 2016 and USD 1,366 million in 2015.

With reference to the development in revenues and costs as discussed above, the significant increase in 2017 was primarily driven by higher prices for both liquids and gas, increased gas volumes, significant net impairments reversals in 2017 compared to net impairment charges in 2016 and the reversal of provisions related to our operations in Angola. Reduced depreciation and exploration expenses added to the increase. The decrease in 2016 compared to 2015 was mainly driven by the drop in liquids and gas prices, lower refinery margins and lower gains on sale of assets. Lower net impairment charges in 2016 compared to 2015 and a reduction in operating, depreciation and exploration costs partially offset the decrease.

Net financial items amounted to a loss of USD 351 million in 2017. In 2016 and 2015, net financial items were also a loss of USD 258 million and USD 1,311 million, respectively.

The increased loss of USD 93 million in 2017 was mainly due to loss on derivatives due to increase in EUR and USD interest rates related to our long-term debt portfolio of USD 61 million for 2017, compared to a gain of USD 470 million for 2016, partially offset by a reversal of interest expense of USD 319 million in 2017 previously provided for related to a resolved dispute regarding Statoil's participation offshore Angola in the period 2002 to 2016. For further information, see note 23 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

The reduced loss of USD 1,053 million in 2016 was mainly due to gain on derivatives due to decrease in EUR and GBP interest rates related to our long-term debt portfolio of USD 470 million for 2016, compared to a loss of USD 491 million for 2015.

Income taxes were USD 8,822 million in 2017, equivalent to an effective tax rate of 65.7%, compared to USD 2,724 million in

2016, equivalent to an effective tax rate of more than 100%. In 2015, income taxes were USD 5,225 million, equivalent to an effective tax rate of more than 100%.

The **effective tax rate** in 2017 was primarily influenced by the agreement with the Angolan Ministry of Finance related to Statoil's participation in several blocks offshore Angola. For further information, see note 9 Income taxes to the Consolidated financial statements.

In 2016 and 2015, income before tax was a loss of USD 178 million in 2016 and a profit of USD 55 million in 2015, which both were a combination of large profits in territories with higher statutory tax rates (taking account of Norwegian Petroleum Tax including uplift) and approximately the same amount of losses in territories with lower statutory tax rates. Hence, our effective tax rate is distorted. In addition, the "weighted average statutory tax rate", calculate before taking into account the Norwegian petroleum tax including uplift for comparability, was also distorted.

In 2016, the effective rate of tax on profit earned by E&P Norway, approximated the statutory tax rate (taking account of Norwegian Petroleum Tax including uplift). However, the effective tax rate on E&P International losses was negative due to the inability to currently recognise tax losses and other deferred tax assets arising from losses, primarily in the USA. Overall, this results in a significant income tax charge on a relatively small group loss before tax.

The effective tax rate in 2015 was primarily influenced by losses, mainly caused by impairments recognised in countries where deferred tax assets could not be recognised, partially offset by tax exempted gains on sale of assets including Statoil's interest in the Shah Deniz project. The effective tax rate in 2015 was also influenced by the de-recognition of deferred tax assets within the E&P International segment due to uncertainty related to future taxable income.

The effective tax rate is calculated as income taxes divided by income before taxes. Fluctuations in the effective tax rates from year to year are principally the result of non-taxable items (permanent differences) and changes in the relative composition of income between Norwegian oil and gas production, taxed at a marginal rate of 78%, and income from other tax jurisdictions. Other Norwegian income, including the onshore portion of net financial items, is taxed at 24% (25% in 2016 and 27% in 2015), and income in other countries is taxed at the applicable income tax rates in the various countries.

In 2017, **net income** was USD 4,598 million compared to negative USD 2,902 million in 2016 and negative USD 5,169 million in 2015.

The significant increase in 2017 was mainly a result of the increase in net operating income, partially offset by the increase income taxes and higher loss on net financial items, as explained above. The increase from 2015 to 2016 was mainly due to lower income taxes and lower loss on net financial items, partially offset by the decrease in net operating income.

The board of directors proposes to the annual general meeting (AGM) to increase the dividend by 4.5% to USD 0.23 per ordinary share for the fourth quarter of 2017. The two-year scrip dividend programme ended as planned with the third quarter 2017-dividend.

The **Annual ordinary dividends** for 2017 amounted to an aggregate total of USD 1,586 million, net after scrip dividend of USD 1,357 million. Considering the proposed dividend, USD 2,371 million will be allocated to retained earnings in the parent company.

For 2016 and 2015, annual ordinary dividends amounted to an aggregate total of USD 1,934 million, net after scrip dividend of USD 904 million and USD 2,860 million, respectively.

For further information, see note 17 Shareholders' equity and dividends to the Consolidated financial statements.

In accordance with §3-3a of the Norwegian Accounting Act, the board of directors confirms that the going concern assumption on which the financial statements have been prepared, is appropriate.

SEGMENTS FINANCIAL PERFORMANCE

E&P Norway profit and loss analysis

Net operating income in 2017 was USD 10,485 million, compared to USD 4,451 million in 2016 and USD 7,161 million in 2015. The USD 6,034 million increase from 2016 to 2017 was mainly due to

higher liquids and gas prices, and net impairment reversals of USD 905 million in 2017 compared to impairment of USD 829 million in 2016. The USD 2,710 million decrease from 2015 to 2016 was mainly due to lower prices on liquids and gas, partially offset by reduced operating expenses, decreased depreciation and net impairment losses.

The average daily production of liquids and gas was 1,334 mboe, 1,235 mboe and 1,232 mboe per day in 2017, 2016 and 2015, respectively.

The average daily total production level was increased from 2016 to 2017 mainly due to higher flex gas off-take from Troll and Oseberg, contributions from new fields Ivar Aasen and Gina Krog, and fewer turnarounds.

The average daily total production of liquids and gas maintained from 2015 to 2016, mainly due to high operational performance, new fields on stream and new wells from existing fields.

Over time, the volumes lifted and sold will equal entitlement production, but may be higher or lower in any period due to differences between the capacities and timing of the vessels lifting the volumes and the actual entitlement production during the period.

Income statement under IFRS (in USD million)	For the year ended 31 December				
	2017	2016	2015	17-16 change	16-15 change
Revenues	17,558	13,036	17,170	35%	(24%)
Net income/(loss) from equity accounted investments	129	(78)	3	N/A	N/A
Other income	5	119	166	(96%)	(28%)
Total revenues and other income	17,692	13,077	17,339	35%	(25%)
Operating, selling, general and administrative expenses	(2,954)	(2,547)	(3,223)	16%	(21%)
Depreciation, amortisation and net impairment losses	(3,874)	(5,698)	(6,379)	(32%)	(11%)
Exploration expenses	(379)	(383)	(576)	(1%)	(34%)
Net operating income/(loss)	10,485	4,451	7,161	>100%	(38%)

Total revenues and other income were USD 17,692 million in 2017, USD 13,077 million in 2016 and USD 17,339 million in 2015.

The 35% increase in revenues from 2016 to 2017 was mainly due to increased liquids and gas prices, and increased gas volumes. The 25% decrease in revenues from 2015 to 2016 was mainly due to reduced liquids and gas prices.

Other income was immaterial in 2017. Other income in 2016 was impacted by gain from sale of Edvard Grieg of USD 114 million. Other income in 2015 was impacted by gain from the sale of certain ownership interests on the NCS to Repsol of USD 142 million.

Operating expenses and selling, general and administrative expenses were USD 2,954 million in 2017, compared to USD 2,547 million in 2016 and USD 3,223 million in 2015. In 2017, expenses increased compared to 2016 mainly due to change in the

internal allocation of gas transportation costs between E&P Norway and MMP. The change in internal allocation also increased the revenues due to a higher transfer price. In 2016, expenses decreased compared to 2015 mainly due to cost improvements and exchange rate development (NOK/USD).

Depreciation, amortisation and net impairment losses were USD 3,874 million in 2017, compared to USD 5,698 million in 2016 and USD 6,379 million in 2015. The decrease of 32% from 2016 to 2017 was mainly due to reversal of impairments in 2017 and impairments in 2016. The decrease of 11% from 2015 to 2016 was mainly due to reduced net impairments, exchange rate development (NOK/USD) and increased proved reserves, partially offset by ramp up of new fields in 2016.

Exploration expenses were USD 379 million in 2017, compared to USD 383 million in 2016 and USD 576 million in 2015. The reduction from 2016 to 2017 was mainly due to lower field development activity and lower portion of previously capitalised exploration expenditures being expensed in 2017, partially offset by a lower portion of current exploration expenditures being capitalised. The reduction from 2015 to 2016 was mainly due to lower drilling activity and more expensive wells being drilled in 2015, partially offset by a lower portion of current exploration expenditures being capitalised.

E&P International profit and loss analysis

Net operating income in 2017 was positive USD 1,341 million, compared to negative USD 4,352 million in 2016 and negative USD 8,729 million in 2015. The positive development from 2016 to 2017 was caused primarily by higher oil and gas prices, and by net reversal of impairments in 2017 compared to net impairment losses in 2016. The positive development from 2015 to 2016 was caused primarily by less impairment losses, and also by lower operating expenses.

The average daily equity liquids and gas production (see section 5.6 Terms and abbreviations) was 745 mboe per day in 2017, compared to 743 mboe per day in 2016 and 739 mboe per day in 2015. The minor increase from 2016 to 2017 was due to new wells in the US, particularly at Appalachian, as well as the effect of ramp-up of fields, mainly in Ireland and Algeria. The increase was partially

offset by the divestment of Kai Kos Dehseh oil sands and natural decline, primarily at mature fields in Angola. The increase of 0.5% from 2015 to 2016 was driven primarily by the effect of the ramp-up of fields, mainly in Ireland, Algeria, and the US. The increase was partially offset by the divestment of Shah Deniz (Azerbaijan) and natural decline.

The average daily entitlement liquids and gas production (see section 5.6 Terms and abbreviations) was 588 mboe per day in 2017, compared to 592 mboe per day in 2016, and 580 mboe per day in 2015. Entitlement production in 2017 was down by 1% due to higher negative effect from production sharing agreements (PSA effect) and US royalties, mainly driven by higher prices. Entitlement production in 2016 was up by 2% due to the increased equity production as described above and a relatively lower PSA effect. The combined effect of production sharing agreements (PSA effect) and US royalties was 158 mboe, 151 mboe and 159 mboe per day in 2017, 2016 and 2015, respectively.

Over time, the volumes lifted and sold will equal our entitlement production, but they may be higher or lower in any period due to differences between the capacity and timing of the vessels lifting our volumes and the actual entitlement production during the period. See section 5.6 Terms and abbreviations for more information.

Income statement under IFRS (in USD million)	For the year ended 31 December				
	2017	2016	2015	17-16 change	16-15 change
Revenues	9,219	6,623	7,135	39%	(7%)
Net income/(loss) from equity accounted investments	22	(100)	(91)	N/A	(10%)
Other income	14	134	1,156	(90%)	(88%)
Total revenues and other income	9,256	6,657	8,200	39%	(19%)
Purchases [net of inventory]	(7)	(7)	(10)	2%	(28%)
Operating, selling, general and administrative expenses	(2,804)	(2,923)	(3,391)	(4%)	(14%)
Depreciation, amortisation and net impairment losses	(4,423)	(5,510)	(10,231)	(20%)	(46%)
Exploration expenses	(681)	(2,569)	(3,296)	(74%)	(22%)
Net operating income/(loss)	1,341	(4,352)	(8,729)	N/A	50%

E&P International generated **total revenues and other income** of USD 9,256 million in 2017, compared to USD 6,657 million in 2016 and USD 8,200 million in 2015.

Revenues in 2017 were positively impacted primarily by higher realised liquids and gas prices, in addition to positive effects from reversal of provisions related to our operations in Angola of USD 754 million. The decrease from 2015 to 2016 was mainly caused by lower realised liquids and gas prices, partially offset by lower provisions relating to commercial disputes in 2016 compared to 2015. For information related to the reversal of provisions and disputes, see note 23 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

Other income was USD 14 million in 2017, compared to USD 134 million in 2016 and USD 1,156 million in 2015. In 2017, other income was mainly related to proceeds from minor insurance claims. In 2016, other income was mainly related to proceeds from an insurance settlement. In 2015, other income consisted of gains from

sales of assets, related primarily to the sale of ownership interest in the Shah Deniz project and the South Caucasus Pipeline.

As a result of the factors explained above, **total revenues and other income** increased by 39% in 2017. In 2016, total revenues and other income decreased by 19%.

Operating expenses and selling, general and administrative expenses were USD 2,804 million in 2017, compared to USD 2,923 million in 2016 and USD 3,391 million in 2015. The 4% decrease from 2016 to 2017 was mainly due to portfolio changes and reduced provisions related to asset retirement. The decreases were partially offset by net losses from sale of assets in 2017, and higher royalties, costs related to preparation for operation for new fields and transportation expenses. The 14% decrease from 2015 to 2016 was mainly due to lower operating and maintenance costs for various fields, in addition to lower diluent expenses. The decreases were partially offset by operating and transportation costs for the new fields coming on stream.

Depreciation, amortisation and net impairment losses were USD 4,423 million in 2017, compared to USD 5,510 million in 2016 and USD 10,231 million in 2015. The 20% decrease from 2016 to 2017 was caused primarily by net reversal of impairments in 2017, compared to net impairment losses in 2016. Net reversal of impairments amounted to USD 102 million in 2017, with the reversal of impairment related to an unconventional onshore asset in North America, caused by changes in US tax legislation, operational improvements and increased recovery rate, as the main contributor. In addition, depreciations decreased due to higher reserves estimates and effects from previous periods' impairments, partially offset by production ramp-up from new fields.

The 46% decrease from 2015 to 2016 was primarily caused by lower net impairment losses in 2016 compared to 2015. Net impairment losses amounted to USD 541 million in 2016 and resulted mainly from reduced long-term price assumptions with the largest effect being on the unconventional onshore assets in North America. Net impairment losses amounted to USD 5,416 million in 2015, and were mainly related to unconventional onshore assets in North America and certain conventional upstream assets. The impairment losses resulted primarily from reduced short-term forward prices in combination with reduced long-term oil price forecasts. In addition, depreciations decreased due to higher reserves estimates. The decreases were partially offset by start-up and ramp-up of production from new fields.

Exploration expenses were USD 681 million in 2017, compared to USD 2,569 million in 2016 and USD 3,296 million in 2015. The reduction from 2016 to 2017 was mainly due to net impairment of exploration prospects and signature bonuses in 2016 of USD 992 million compared with USD 82 million in 2017. Lower portion of capitalised expenditures from earlier years being expensed in 2017 of USD 60 million compared with USD 785 million in 2016 contributed to the reduction, in addition to less expensive wells drilled in 2017 despite higher exploration activity. This was partially offset by lower capitalization rate in 2017. The 22% reduction from 2015 to 2016 was mainly due to lower impairments, lower drilling activity and lower well costs in 2016. Higher portion of wells capitalised in previous periods being expensed this year and a lower capitalisation rate in 2016 partially offset the decrease.

MMP profit and loss analysis

Net operating income was USD 2,243 million, USD 623 million and USD 2,931 million in 2017, 2016 and 2015, respectively. In 2017 net operating income was positively impacted by changes in fair value of derivatives and periodisation of inventory hedging effect of USD 365 million compared to negative impact of USD 1,072 million in 2016. Higher refinery margins and increased production from processing plants added to the total increase of USD 1,620 million from 2016 to 2017.

The decrease of USD 2,308 million from 2015 to 2016 was mainly due to lower fair value of derivatives and periodisation of inventory hedging effect of USD 1,072 million in 2016 compared to negative USD 21 million in 2015. Lower margins from processing and turnarounds in 2016 added to the decrease. The decrease is also impacted by the net reversal of impairment charges of USD 421 million in 2015.

Total natural gas sales volumes were 58.4 bcm in 2017, 52.9 bcm in 2016 and 52.6 bcm in 2015. The 10% increase in total gas

volumes sold from 2016 to 2017 was related to higher entitlement production on the NCS and internationally, partially offset by lower sales of third party gas. The chart does not include any volumes sold on behalf of the Norwegian State's direct financial interest (SDFI).



Natural gas sales (ex. SDFI volumes)
bcm

- NCS equity gas
- INT equity gas
- 3rd party gas

In 2017, the average invoiced natural gas sales price in Europe was USD 5.55 per mmBtu, up 7% from 2016 (USD 5.17 per mmBtu). The 2016 average invoiced natural gas price in Europe was down 27% from 2015 (USD 7.08 per mmBtu).

In 2017, the average invoiced natural gas sales price in North Americas was USD 2.73 per mmBtu, up 28% from 2016 (USD 2.12 per mmBtu). The 2016 average invoiced natural gas sales price in North Americas was down 19% from 2015 (USD 2.62 per mmBtu).

All of Statoil's gas produced on the NCS is sold by MMP, purchased from E&P Norway at the fields' lifting point at a market-based internal price with deduction for the cost of bringing gas from the field to market and a marketing fee element. Our NCS transfer price for gas was USD 4.33 per mmBtu in 2017, an increase of 27% compared to USD 3.42 per mmBtu in 2016. The 2016 NCS transfer price was down 34% from 2015 (USD 5.17 per mmBtu).

Average crude, condensate and NGL sales were 2.2 mmbbl per day in 2017 of which approximately 1.01 mmbbl were sales of our equity volumes, 0.83 mmbbl sales of third-party volumes and 0.40 mmbbl sales of volumes purchased from SDFI. Our average sales volumes were 2.2 and 2.3 mmbbl per day in 2016 and 2015. The average daily third-party volumes sold were 0.80 and 0.79 mmbbl in 2016 and 2015



Sold volumes of oil per day
mill bbls per day

■ Statoil NCS   ■ Statoil INT
■ SDFI   ■ 3rd party

MMPs refining margins were higher in 2017 than in 2016, and results were also impacted by higher production from the refineries. Statoil's refining reference margin was 6.3 USD/bbl in 2017, compared to 4.8 USD/bbl in 2016, an increase of 31%. The refining reference margin was 8.0 USD/bbl in 2015.

Income statement under IFRS (in USD million)	For the year ended 31 December				
	2017	2016	2015	17-16 change	16-15 change
Revenues	59,017	44,847	57,873	32%	(23%)
Net income/(loss) from equity accounted investments	53	61	55	(14%)	12%
Other income	1	72	178	(98%)	(60%)
Total revenues and other income	59,071	44,979	58,106	31%	(23%)
Purchases [net of inventory]	(52,647)	(39,696)	(50,547)	33%	(21%)
Operating, selling, general and administrative expenses	(3,925)	(4,439)	(4,664)	(12%)	(5%)
Depreciation, amortisation and net impairment losses	(256)	(221)	37	16%	N/A
Net operating income/(loss)	2,243	623	2,931	>100%	(79%)

Total revenues and other income were USD 59,071 million in 2017, compared to USD 44,979 million in 2016 and USD 58,106 million in 2015.

The increase in **revenues** from 2016 to 2017 was mainly due to increase in prices for all products. The average crude price in USD increased by approximately 25% in 2017 compared to 2016.

The decrease in revenues from 2015 to 2016 was mainly due to decrease in crude and gas prices. The average crude price in USD declined by approximately 17% in 2016 compared to 2015. Revenues in 2016 were negatively impacted by loss from derivatives, mainly due to significant increase in the forward curve in the oil and gas market.

Other income in 2017 was negligible. In 2016, other income was positively impacted by gain on sale of assets of USD 72 million, and in 2015 other income was positively impacted by gain on sale of assets of USD 178 million.

Because of the factors explained above, **total revenues and other income** increased by 31% from 2016 to 2017 and decreased by 23% from 2015 to 2016.

Purchases [net of inventory] were USD 52,647 million in 2017, compared to USD 39,696 million in 2016 and USD 50,547 million in 2015. The increase from 2016 to 2017 was mainly due to increase in price for all products. The decrease from 2015 to 2016 was mainly due to decrease in gas and crude prices.

Operating expenses and selling, general and administrative expenses were USD 3,925 million in 2017, compared to USD 4,439 million in 2016 and USD 4,664 million in 2015. The decrease from 2016 to 2017 was mainly due to a change in the internal allocation of gas transportation cost between MMP and E&P Norway, partially offset by higher maintenance cost on plants. The decrease from 2015 to 2016 was mainly due to lower transportation cost and cost reduction initiatives in 2016.

Depreciation, amortisation and net impairment losses amounted to a loss of USD 256 million in 2017, and a loss of USD 221 million in 2016 compared to an income of USD 37 million in 2015. The increase in depreciation, amortisation and net impairment losses from 2016 to 2017 was mainly caused by lower reversal of impairments in 2017 compared to 2016. Net reversal of impairments in 2017 was mainly related to refinery assets, impacted by expected lower cost base in the future cash flows. The increase in depreciation, amortisation and net impairment losses from 2015 to 2016 was mainly caused by net reversal of impairment charges of USD 421 million in 2015, related to our refineries.

Other operations

The Other reporting segment includes activities within New Energy Solutions; Global Strategy & Business Development; Technology, Projects & Drilling; and Corporate staffs and support functions.

In 2017, the Other reporting segment recorded a net operating loss of USD 239 million compared to a net operating loss of USD 423 million in 2016 and a net operating loss of USD 129 million in 2015.

2.10 LIQUIDITY AND CAPITAL RESOURCES

REVIEW OF CASH FLOWS

Statoil`s cash flow generation in 2017 was strong across the business and total cash flows increased by USD 2,234 compared to 2016.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Full year		
(in USD million)	2017	2016	2015
Cash flows provided by operating activities	14,363	9,034	13,628
Cash flows used in investing activities	(9,678)	(10,446)	(14,501)
Cash flows provided by (used in) financing activities	(5,822)	(1,959)	(729)
Net increase (decrease) in cash and cash equivalents	(1,137)	(3,371)	(1,602)

Cash flows provided by operating activities
The most significant drivers of cash flows provided by operations were the level of production and prices for liquids and natural gas that impact revenues, purchases [net of inventory], taxes paid and changes in working capital items.

In 2017, cash flows provided by operating activities were increased by USD 5,329 million compared to 2016. The increase was mainly due to increased liquids and gas prices, combined with higher production and a reduction in working capital, partially offset by increased tax payments.

In 2016, cash flows provided by operating activities were reduced by USD 4,594 million compared to 2015. The decrease was mainly due to reduced liquids and gas prices, partially offset by lower taxes paid.

Cash flows used in investing activities
In 2017, cash flows used in investing activities were reduced by USD 768 million compared to 2016. The decrease was due to decreased capital expenditures, partially offset by reduced proceeds from sale of assets and increased financial investments.

In 2016, cash flows used in investing were reduced by USD 4,055 million compared to 2015. The decrease was due to significantly lower capital expenditures, lower financial investments and reduced proceeds from sale of assets.

Cash flows provided by (used in) financing activities
In 2017, cash flows used in financing activities were increased by USD 3,863 million compared to 2016. The cash outflow was mainly due to repayment of finance debt, partially offset by increased cash flow from collateral related to derivatives.

In 2016, cash flows used in financing activities increased by USD 1,230 million compared to 2015. The change is mainly due to reduced cash flow from finance debt, partially offset by reduced cash dividend due to the scrip dividend.

FINANCIAL ASSETS AND DEBT

Statoil's financial position is strong. The net debt to capital employed ratio before adjustments at year end decreased from 34.4% in 2016 to 27.9% in 2017. See section 5.2 for non-GAAP measures for net debt ratio. Net interest-bearing debt decreased from USD 18.4 billion to USD 15.4 billion. During 2017 Statoil's total equity increased from USD 35.1 billion to USD 39.9 billion, mainly due to a positive net income in 2017. Cash flows provided by operating activities increased in 2017 mainly due to increased prices. Cash flows used in investing activities were reduced in 2017, while cash flows used in financing activities increased. Statoil has paid out four quarterly dividends in 2017. For the fourth quarter of 2017 the board of directors will propose to the annual general meeting (AGM) to increase the dividend from USD 0.2201 to USD 0.23 per share. The two-year scrip dividend programme ended as planned with the third quarter 2017 dividend. For further information, see note 17 Shareholders equity and dividends to the Consolidated financial statements.

Statoil believes that, given its current liquidity reserves, including committed credit facilities of USD 5.0 billion and its access to various capital markets, Statoil has sufficient funds available to meet its liquidity needs, including working capital.

Funding needs arise as a result of Statoil's general business activities. Statoil generally seeks to establish financing at the corporate (top company) level. Project financing may also be used in cases involving joint ventures with other companies. Statoil aims to have access to a variety of funding sources in respect of markets and instruments at all times, as well as maintaining relationships with a core group of international banks that provide a wide range of banking services.

Moody's and Standard & Poor's (S&P) provide credit ratings on Statoil. Statoil's current long-term ratings are A+ with a positive outlook and Aa3 with a stable outlook from S&P and Moody's, respectively. The outlook from S&P was revised from "Stable" to "Positive" on 14 November 2017 based on stronger than expected cash flow generation year to date. The short-term ratings are P-1 from Moody's and A-1 from S&P. In order to maintain financial flexibility going forward, Statoil intend to keep key financial ratios at levels consistent with our objective of maintaining Statoil's long-term credit rating at least within the single A category on a stand-alone basis.

The management of financial assets and liabilities takes into consideration funding sources, the maturity profile of non-current debt, interest rate risk, currency risk and available liquid assets. Statoil's borrowings are denominated in various currencies and normally swapped into USD. In addition, interest rate derivatives, primarily interest rate swaps, are used to manage the interest rate risk of our long-term debt portfolio. Statoil's funding and liquidity activities are handled centrally.

Statoil has diversified its cash investments across a range of financial instruments and counterparties to avoid concentrating risk in any one type of investment or any single country. As of 31 December 2017, approximately 21% of Statoil's liquid assets were held in USD-denominated assets, 21% in NOK, 32% in EUR, 10% in DKK and 15% in SEK, before the effect of currency swaps and forward contracts. Approximately 49% of Statoil's liquid assets were held in treasury bills and commercial paper, 42% in time deposits, 3% in money market funds and 2% in bank deposits. As of 31 December 2017, approximately 3.8% of Statoil's liquid assets were classified as restricted cash (including collateral deposits).

Statoil's general policy is to keep a liquidity reserve in the form of cash and cash equivalents or other current financial investments in

Statoil's balance sheet, as well as committed, unused credit facilities and credit lines in order to ensure that Statoil has sufficient financial resources to meet short-term requirements.

Long-term funding is raised when a need is identified for such financing based on Statoil's business activities, cash flows and required financial flexibility or when market conditions are considered to be favourable.

The Group's borrowing needs are usually covered through the issuance of short-, medium- and long-term securities, including utilisation of a US Commercial Paper Programme (programme limit USD 5.0 billion) and a Shelf Registration Statement (unlimited) filed with the Securities and Exchange Commission (SEC) in the USA as well as through issues under a Euro Medium-Term Note (EMTN) Programme listed on the London Stock Exchange. Committed credit facilities and credit lines may also be utilised. After the effect of currency swaps, the major part of Statoil's borrowings is in USD.

Effective 14 December 2017, Statoil bought back USD 2.25 billion of issued bonds. During 2017, Statoil issued no new bonds, while in 2016 new debt securities equivalent to USD 1.3 billion and in 2015 equivalent to USD 4.3 billion were issued. All the bonds are unconditionally guaranteed by Statoil Petroleum AS. For more information, see note 18 Finance debt to the Consolidated financial statements.

FINANCIAL INDICATORS

FINANCIAL INDICATORS (in USD million)	For the year ended 31 December		
	2017	2016	2015
Gross interest-bearing debt [1]	28,274	31,673	32,291
Net interest-bearing debt before adjustments	15,437	18,372	13,852
Net debt to capital employed ratio [2]	27.9%	34.4%	25.6%
Net debt to capital employed ratio adjusted [3]	29.0%	35.6%	26.8%
Cash and cash equivalents	4,390	5,090	8,623
Current financial investments	8,448	8,211	9,817
Ratio of earnings to fixed charges [4]	6.8	0.9	1.0

1) Defined as non-current and current finance debt.

2) As calculated according to IFRS. Net debt to capital employed ratio is the net debt divided by capital employed. Net debt is interest-bearing debt less cash and cash equivalents and current financial investments. Capital employed is net debt, shareholders' equity and minority interest.

3) In order to calculate the net debt to capital employed ratio adjusted, Statoil makes adjustments to capital employed as it would be reported under IFRS. Restricted funds held as financial investments in Statoil Forsikting AS and Collateral deposits has been added to the net debt whilst the SDFI part of the financial lease in the Snøhvit vessel has been taken out of the net debt. See section 5.2 Net debt to capital employed ratio for a reconciliation of capital employed and a description of why Statoil considers this measure to be useful.

4) For the purpose of these ratios, earnings consist of the income before (i) tax, (ii) minority interest, (iii) amortisation of capitalised interest and (iv) fixed charges (which have been adjusted for capitalised interest) and after adjustment for unremitted earnings from equity accounted entities. Fixed charges consist of interest (including capitalised interest) and estimated interest within operating leases.

Gross interest-bearing debt

Gross interest-bearing debt was USD 28.3 billion, USD 31.7 billion and USD 32.3 billion at 31 December 2017, 2016 and 2015, respectively. The USD 3.4 billion net decrease from 2016 to 2017 was due to a decrease in non-current finance debt of USD 3.8 billion, offset by an increase in current finance debt of USD 0.4 billion. The USD 0.6 billion net decrease from 2015 to 2016 was due to a

decrease in non-current finance debt of USD 2.0 billion offset by an increase in current finance debt of USD 1.4 billion. Our weighted average annual interest rate was 3.50%, 3.41% and 3.39% at 31 December 2017, 2016 and 2015, respectively. Statoil's weighted average maturity on finance debt was nine years at 31 December 2017, nine years at 31 December 2016 and nine years at 31 December 2015.

Net interest-bearing debt

Net interest-bearing debt before adjustments were USD 15.4 billion, USD 18.4 billion and USD 13.9 billion at 31 December 2017, 2016 and 2015, respectively. The decrease of USD 2.9 billion from 2016 to 2017 was mainly related to a decrease in gross interest-bearing debt of USD 3.4 billion, an increase of current financial investments of USD 0.2 billion offset by a USD 0.7 billion decrease in cash and cash equivalents. The increase of USD 4.5 billion from 2015 to 2016 was mainly related to a decrease in cash and cash equivalents of USD 3.5 billion, a decrease of current financial investments of USD 1.6 billion offset by a USD 0.6 billion decrease in gross interest-bearing debt.

The net debt to capital employed ratio

The net debt to capital employed ratio before adjustments was 27.9%, 34.4% and 25.6% in 2017, 2016 and 2015 respectively.

The net debt to capital employed ratio adjusted (non-GAAP financial measure, see footnote three above) was 29.0%, 35.6% and 26.8% in 2017, 2016, and 2015, respectively.

The 6.5 percentage points decrease in net debt to capital employed ratio before adjustments from 2016 to 2017 was related to the decrease in net interest-bearing debt of USD 2.9 billion in combination with an increase in capital employed of USD 1.9 billion. The 8.8 percentage points increase in net debt to capital employed ratio before adjustments from 2015 to 2016 was related to the increase in net interest-bearing debt of USD 4.5 billion in combination with a decrease in capital employed of USD 0.7 billion.

The 6.6 percentage points decrease in net debt to capital employed ratio adjusted from 2016 to 2017 was related to the decrease in net interest-bearing debt adjusted of USD 3.1 billion in combination with an increase in capital employed adjusted of USD 1.7 billion. The 8.8 percentage points increase in net debt to capital employed ratio adjusted from 2015 to 2016 was related to the increase in net interest-bearing debt adjusted of USD 4.6 billion in combination with a decrease in capital employed adjusted of USD 0.6 billion.

Cash, cash equivalents and current financial investments

Cash and cash equivalents were USD 4.4 billion, USD 5.1 billion and USD 8.6 billion at 31 December 2017, 2016 and 2015 respectively. See note 16 Cash and cash equivalents to the Consolidated financial statements for information concerning restricted cash. Current financial investments, which are part of Statoil's liquidity management, amounted to USD 8.4 billion, USD 8.2 billion and USD 9.8 billion at 31 December 2017, 2016 and 2015, respectively.

INVESTMENTS

In 2017, capital expenditures, defined as additions to property, plant and equipment (including capitalised financial leases), capitalised exploration expenditures, intangible assets, long-term share investments and investments in equity accounted companies, amounted to USD 10.8 billion, of which USD 9.4 billion were organic capital expenditures.[5]

In 2016, capital expenditures were USD 14.1 billion, of which organic capital expenditures amounted to USD 10.1 billion.

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[5] See section 5.2 for non-GAAP measures

In Norway, a substantial proportion of our 2018 capital expenditures will be spent on ongoing development projects such as Johan Sverdrup, Johan Castberg, Martin Linge and Aasta Hansteen, in addition to various extensions, modifications and improvements on currently producing fields like Gullfaks, Oseberg and Troll.

Internationally, we currently estimate that a substantial proportion of our 2018 capital expenditure will be spent on the following ongoing and planned development projects: Mariner in the UK, Peregrino in Brazil, and onshore activity in the US.

Within renewable energy, a substantial proportion of our 2018 capital expenditure is expected to be spent on the Arkona offshore wind project in Germany.

Statoil finances its capital expenditures both internally and externally. For more information, see Financial assets and debt earlier in this section.

As illustrated in section Principal contractual obligations later in this report, Statoil has committed to certain investments in the future. The further into the future, the more flexibility we will have to revise expenditure. This flexibility is partly dependent on the expenditure our partners in joint ventures agree to commit to. A large part of the capital expenditure for 2018 is committed.

Statoil may alter the amount, timing or segmental or project allocation of our capital expenditures in anticipation of, or as a result of a number of factors outside our control.

PRINCIPAL CONTRACTUAL OBLIGATIONS

The table summarises our principal contractual obligations, excluding derivatives and other hedging instruments, as well as, asset retirement obligations, which for the most part are expected to lead to cash disbursements more than five years in the future.

Non-current finance debt in the table represents principal payment obligations, including interest obligation. Obligations related to an ownership interest and the transport capacity cost for a pipeline and exceeding Statoil ownership in unconsolidated equity affiliates are included as part of the other long-term commitments.

Principal contractual obligations (in USD million)	As at 31 December 2017 Payment due by period [1]				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Undiscounted finance debt- principal and interest[2]	3,763	5,165	4,521	22,925	36,375
Minimum operating lease payments[3]	1,961	2,477	1,649	2,014	8,101
Nominal minimum other long-term commitments[4]	1,548	2,727	2,043	5,563	11,881
Total contractual obligations	7,273	10,370	8,213	30,502	56,357

1) "Less than 1 year" represents 2018; "1-3 years" represents 2019 and 2020, "3-5 years" represents 2021 and 2022, while "More than 5 years" includes amounts for later periods.

2) See note 18 Finance debt to the Consolidated financial statements. The main differences between the table and the note is interest.

3) See note 22 Leases to the Consolidated financial statements.

4) See note 23 Other commitments and contingencies to the Consolidated financial statements.

Statoil had contractual commitments of USD 6,012 million at 31 December 2017. The contractual commitments reflect Statoil's share and mainly comprise construction and acquisition of property, plant and equipment.

Statoil's projected pension benefit obligation was USD 8,286 million, and the fair value of plan assets amounted to USD 5,687 million as of 31 December 2017. Company contributions are mainly related to employees in Norway. See note 19 Pensions to the Consolidated financial statements for more information.

OFF BALANCE SHEET ARRANGEMENTS

Statoil is party to various agreements, such as operational leases and transportation and processing capacity contracts, that are not recognised in the balance sheet. For more information, see Principal contractual obligations in section 2.10 Liquidity and capital resources, and note 22 Leases to the Consolidated financial statements. Statoil is also party to certain guarantees, commitments and contingencies that, pursuant to IFRS, are not necessarily recognised in the balance sheet as liabilities. See note 23 Other commitments and contingencies to the Consolidated financial statements for more information.

2.11 RISK REVIEW

RISK FACTORS

Statoil is exposed to a number of risks that could affect its operational and financial performance. In this section, some of the key risk factors are addressed.

Risks related to our business

This section describes the most significant potential risks relating to Statoil's business:

Oil and natural gas prices risks

A prolonged period of low oil and/or natural gas prices would have a material adverse effect on Statoil

The prices of oil and natural gas have fluctuated greatly in response to changes in many factors. We have experienced a situation where oil and natural gas prices declined substantially compared to levels seen over the last few years. There are several reasons for this decline, but fundamental market forces beyond the control of Statoil or other similar market participants have impacted and can continue to impact oil and natural gas prices in the future. Recently, as a consequence of agreements within Opec and also between Opec and some non-Opec countries, oil prices have increased due to expectations of an earlier tightening of market balances. However, the uncertainty about future developments still prevails.

Generally, Statoil does not and will not have control over the factors that affect the prices of oil and natural gas. These factors include:
- economic and political developments in resource-producing regions
- global and regional supply and demand
- the ability of the Organisation of the Petroleum Exporting Countries (Opec) and/or other producing nations to influence global production levels and prices
- prices of alternative fuels that affect the prices realised under Statoil's long-term gas sales contracts
- government regulations and actions; including changes in energy and climate policies
- global economic conditions
- war or other international conflicts
- changes in population growth and consumer preferences
- the price and availability of new technology and
- weather conditions

It is impossible to predict future price movements for oil and/or natural gas with certainty. A prolonged period of low oil and natural gas prices will adversely affect Statoil's business, the results of operations, financial condition, liquidity and Statoil's ability to finance planned capital expenditure, including possible reductions in capital expenditures which could lead to reduced reserve replacement. In addition to the adverse effect on revenues, margins and profitability from any fall in oil and natural gas prices, a prolonged period of low prices or other indicators could, if deemed to have longer term impact, lead to further reviews for impairment of the group's oil and natural gas properties. Such reviews would reflect the management's view of long-term oil and natural gas prices and could result in a charge for impairment that could have a significant effect on the results of Statoil's operations in the period in which it occurs.

Changes in management's view on long-term oil and/or natural gas prices or further material reductions in oil, gas and/or product prices could have an adverse impact on the economic viability of projects that are planned or in development.

Proved reserves and expected reserves calculation risks

Statoil's crude oil and natural gas reserves are only estimates and Statoil's future production, revenues and expenditures with respect to its reserves may differ materially from these estimates. The reliability of proved reserve estimates depends on:

- the quality and quantity of Statoil's geological, technical and economic data
- the production performance of Statoil's reservoirs
- extensive engineering judgments and
- whether the prevailing tax rules and other government regulations, contracts and oil, gas and other prices will remain the same as on the date estimates are made

Proved reserves are calculated based on the U.S. Securities and Exchange Commission (SEC) requirements and may therefore differ substantially from Statoil's view on expected reserves.

Many of the factors, assumptions and variables involved in estimating reserves are beyond Statoil's control and may prove to be incorrect over time. The results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in Statoil's reserve data. The prices used for proved reserves are defined by the SEC and are calculated based on a 12 month un-weighted arithmetic average of the first day of the month price for each month during the reporting year, leading to a forward price strongly linked to last year's price environment. Fluctuations in oil and gas prices will have a direct impact on Statoil's proved reserves. For fields governed by production sharing agreements (PSAs), a lower price may lead to higher entitlement to the production and increased reserves for those fields. Adversely, a lower price environment may also lead to lower activity resulting in reduced reserves. For PSAs these two effects may to some degree offset each other. In addition a low price environment may result in earlier shutdown due to uneconomic production. This will affect both PSAs and fields with concession types of agreement.

Technical, commercial and country specific risks

Statoil is engaged in global exploration activities that involve a number of technical, commercial and country specific risks.
General risks are technical risks related to Statoil's ability to conduct its seismic and drilling operations in a safe and efficient manner and to encounter commercially productive oil and gas reservoirs and commercial risks related to Statoil's ability to secure access to new acreage in an uncertain global competitive and political environment and competent personnel to perform exploration activities and mature resources along the value-chain. Country specific risks are related to security threats and compliance with and understanding of local laws or licence agreements. These risks may adversely affect Statoil's current operations and financial results, and its long-term replacement of reserves.

Decline reserves risks

If Statoil fails to acquire or discover and develop additional reserves, its reserves and production will decline materially from their current levels

Successful implementation of Statoil's group strategy for value growth is critically dependent on sustaining its long-term reserve replacement. If upstream resources are not progressed to proved reserves in a timely manner, Statoil's reserve base and thereby future production will gradually decline and future revenue will be reduced.

Statoil's future production is highly dependent on its success in acquiring or finding and developing additional reserves adding value. If unsuccessful, future total proved reserves and production will decline.

If a low price environment continues for a substantial time, this may result in undeveloped acreage not being considered economically viable and consequently discovered resources not being matured to reserves. This may also lead to exploration areas not being explored for new resources and subsequently not being matured for development resulting in less future proved reserves.

In a number of resource-rich countries, national oil companies control a significant proportion of oil and gas reserves that remain to be developed. To the extent that national oil companies choose to develop their oil and gas resources without the participation of international oil companies, or if Statoil is unable to develop partnerships with national oil companies, its ability to find and acquire or develop additional reserves will be more limited.

Statoil's US onshore portfolio contains significant amount of undeveloped resources that depend on Statoil's ability to develop these successfully. If commodity prices are low over a sustained period of time, this may result in Statoil deciding not to develop these resources or at least deferring development awaiting improved prices. Additionally, the development of these resources is subject to Statoil ability to continue to deliver on its US onshore strategy to enhance value and create robust developments.

Health, safety and environmental risks

Statoil is exposed to a wide range of health, safety and environmental risks that could result in significant losses.
Exploration, development, production, processing and transportation related to oil and natural gas, as well as development and operation of renewable energy production, can be hazardous. Technical integrity failures, operational failures, natural disasters or other occurrences can result in: loss of life, oil spills, gas leaks, loss of containment of hazardous materials, water contamination, blowouts, cratering, fires and equipment failure, among other things.

The risks associated with Statoil's activities are affected by the difficult geographies, climate zones and environmentally sensitive regions in which Statoil operates. All modes of transportation of hydrocarbons - including road, rail, sea or pipeline - are particularly susceptible to a loss of containment of hydrocarbons and other hazardous materials, and, given the high volumes involved, these could represent a significant risk to people and the environment. Offshore operations and transportation are subject to marine perils, including severe storms and other adverse weather conditions and vessel collisions. Onshore operations and transportation are subject to adverse weather conditions and incidents. Both onshore and offshore operations and transportation are subject to interruptions,

restrictions or termination by government authorities based on safety, environmental or other considerations.

The transition to a lower carbon economy risks

The transition to a lower carbon economy, and the physical effects of climate change, could impact Statoil's business.
The transition to a low-carbon energy future poses fundamental strategic challenges for the oil and gas industry. The company review and monitor climate change-related business risks and opportunities, whether political, regulatory, market, physical or related to reputation impact. To assess climate-related business risk, Statoil uses tools such as internal carbon pricing, scenario planning and stress testing of the project portfolio against various oil and gas price assumptions. Statoil monitors technology developments and changes in regulation and assesses how these might impact the oil and gas price, the cost of developing new assets and the demand for oil and gas and opportunities in renewable energy and low carbon solutions.

Regulatory and climate policy risk: Statoil expects and is preparing for regulatory changes and policy measures targeted at reducing greenhouse gas emissions. Stricter climate regulations and climate policies could impact Statoil's financial outlook, whether directly through changes in taxation and regulation, or indirectly through changes in consumer behaviour. The Paris Agreement on climate change entered into force in November 2016. Norway, collectively with the European Union, intends to deliver 40% reductions in greenhouse gas emissions by 2030. The national targets are intended to be strengthened every five years. Additionally, Norway has set an ambition to achieve close to net zero emissions by 2050. The implications for the industry are not clear, however requirements to reduce emissions could result in increased costs. Statoil's operations in Norway are subject to emissions taxes as well as emissions allowances granted for Statoil's larger European operations under the EU Emissions Trading System. The agreed strengthening of the European Union's emission trading scheme may result in higher costs for installations at the NCS as the price of the EU ETS emissions allowances is expected to increase significantly towards 2030.

Globally, Statoil expects greenhouse gas emission costs to increase from current levels beyond 2020 and to have a wider geographical range than today. To be prepared for a potential increased carbon price, Statoil uses an internal carbon price of minimum USD 50 for all projects after 2020 as part of the investment analysis and as a basis for investment decisions. In countries where a higher carbon price is used and/or predicted, a higher price is used in the investment analysis. Other regulatory risks related to climate change include potential direct regulations, for example measures to improve energy efficiency such as fuel efficiency standards (e.g. in the EU) and requirements to assess the use of power from shore for new offshore developments at the Norwegian Continental Shelf. This could impact Statoil's operational costs. Climate-related policy changes may also reduce access to prospective geographical areas for exploration and production in the future, which could impact Statoil's ability to replace reserves.

Market-related risk: There is continuing uncertainty over demand for oil and gas after 2030, due to factors such as technology development, climate policies, changing consumer behaviour and demographic changes. Statoil uses scenario analysis to outline different possible energy futures. Technology development and increased cost-competitiveness of renewable energy and low-carbon technologies represent both threats and opportunities for Statoil. As an example, the development of battery technologies could allow more intermittent renewables to be used in the power sector. This could impact Statoil's gas sales, particularly if subsidies of renewable energy in Europe were to increase and/or costs of renewable energy were to significantly decrease. On the other hand, Statoil's renewable energy business could be impacted if such subsidies were reduced or withdrawn. As such, there is significant uncertainty regarding the long-term implications to costs and opportunities for Statoil in the transition to a lower-carbon economy.

Reputational impact: Increased concern over climate change could lead to increased litigation against fossil fuel producers, as well as a more negative perception of the oil and gas industry. The latter could impact talent attraction and retention.

Physical climate risk factors: Changes in physical climate parameters could impact Statoil's operations, for example through restrained water availability, rising sea level, changes in sea currents and increasing frequency of extreme weather events. Although Statoil's facilities are designed to withstand extreme weather events, there is significant uncertainty regarding the magnitude of impact and time horizon for the occurrence of physical impacts of climate change, which leads to considerable uncertainty regarding the potential impact on Statoil. As most of Statoil's physical assets are located offshore, the most relevant potential physical climate impact is expected to be rising sea level.

Portfolio sensitivity test: To assess energy transition-related risks, Statoil has analysed the sensitivity with changing the oil and gas prices and keeping other parameters constant, of its project portfolio (equity production and expected production from accessed exploration acreage) against the assumptions regarding commodity and carbon prices in the International Energy Agency's (IEA) energy scenarios, as laid out in their "World Economic Outlook 2017" report. The sensitivity analysis demonstrated a positive impact of around 20% on Statoil's net present value (NPV) when replacing Statoil's price assumptions as of 1 December 2017 with the price assumptions in the IEA's New Policies Scenario, a positive impact of 42% when using the price assumptions in the Current Policies Scenario, and a negative NPV impact of approximately 13% when using the price assumptions in the Sustainable Development Scenario. This sensitivity analysis is based on Statoil's and the IEA's energy scenario assumptions which may not be accurate and which are likely to develop over time as new information becomes available. Scenarios should not be mistaken for forecasts or predictions. Accordingly, there can be no assurance that the assessment, which is presented in more detail in Statoil ASA's 2017 Sustainability report, is a reliable indicator of the actual impact of climate change on Statoil's portfolio.

Hydraulic fracturing risk

Statoil is exposed to risks as a result of its hydraulic fracturing usage
Statoil's US operations use hydraulic fracturing which is subject to a range of applicable federal, state and local laws, including those discussed under the heading "Legal and Regulatory Risks". Fracturing is an important and common practice that is used to stimulate production of crude oil and/or natural gas from dense subsurface rock formations. Statoil's hydraulic fracturing and fluid handling operations are designed and operated to minimise the risk, if any, of subsurface migration of hydraulic fracturing fluids and spillage or

mishandling of hydraulic fracturing fluids. However, a case of subsurface migration of hydraulic fracturing fluids or a case of spillage or mishandling of hydraulic fracturing fluids during these activities could potentially subject Statoil to civil and/or criminal liability and the possibility of substantial costs, including environmental remediation, depending on the circumstances of the underground migration, spillage, or mishandling, the nature and scope of the underground migration, spillage, or mishandling, and the applicable laws and regulations.

In addition, various states and local governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permit requirements, operational restrictions, disclosure requirements and temporary or permanent bans. New or further changes in laws and regulations imposing reporting obligations on, or otherwise banning or limiting, the hydraulic fracturing process could make it more difficult to complete oil and natural gas wells in shale formations, cause operational delays, increase costs of regulatory compliance or in exploration and production, which could adversely affect Statoil's US onshore business and the demand for fracturing services.

Security threats and Cyber-attacks risks

Statoil is exposed to security threats that could have a materially adverse effect on Statoil's results of operations and financial condition
Security threats such as acts of terrorism and cyber-attacks against Statoil's production and exploration facilities, offices, pipelines, means of transportation or computer systems or breaches of Statoil's security system, could result in losses. No assurances can be made that such attacks will not occur in the future and adversely impact its operations. Failure to manage the foregoing risks could result in injury or loss of life, damage to the environment, damage to or the destruction of wells and production facilities, pipelines and other property. Statoil could face, among other things, regulatory action, legal liability, damage to its reputation, a significant reduction in revenues, an increase in costs, a shutdown of operations and a loss of its investments in affected areas.

Statoil is exposed to security threats on its information systems and digital infrastructure that could harm its assets and operations.
Statoil's security barriers are intended to protect its information systems and digital infrastructure from being compromised by unauthorised parties. Failure to maintain and develop these barriers may affect the confidentiality, integrity and availability of its information systems and digital infrastructure, including those critical to Statoil's operations. Threats to Statoil's information systems could result in significant financial damage to Statoil. Threats to Statoil's industrial control systems are not limited by geography as Statoil's digital infrastructure is accessible globally, and incidents in the industry in recent years have shown that parties who are able to circumvent barriers aimed at securing industrial control systems are capable and willing to perform attacks that destroy, disrupt or otherwise compromise operations. Such attacks could result in material losses or loss of life with consequent financial implications.

Crisis management systems risks

Statoil's crisis management systems may prove inadequate
Statoil has plans and capability to deal with crisis and emergencies at every level of its operations (ie; plant fires, terror, well instability etc). If Statoil does not respond or is perceived not to have responded in

an appropriate manner to either an external or internal crisis, or if its plans to carry on or recover operations following a disruption or incident are not effected quickly enough, its business, operations and reputation could be severely affected. Inability to restore or replace critical capacity to an agreed level within an agreed time frame could prolong the impact of any disruption and could severely affect Statoil's business and operations.

Increased competition risks

Statoil encounters competition from other oil and gas companies in all areas of its operations
Statoil may experience increased competition from larger players with stronger financial resources and smaller ones with increased agility and flexibility. Gaining access to commercial resources via licence acquisition, exploration, or development of existing assets is key to ensuring the long-term economic viability of the business and failure to address this could negatively impact future performance.

Technology is a key competitive advantage in Statoil's industry and our competition may be able to invest more in developing or acquiring intellectual property rights to technology that Statoil may require to remain competitive. Should Statoil's innovation and digitalisation lag behind the industry, its performance could be impeded.

Project development and production activities risks

Statoil's development projects and production activities involve many uncertainties and operating risks that can prevent Statoil from realising profits and cause substantial losses
Oil and gas projects may be curtailed, delayed or cancelled for many reasons, including equipment shortages or failures, natural hazards, unexpected drilling conditions or reservoir characteristics, irregularities in geological formations, accidents, mechanical and technical difficulties or challenges due to new technology. This is particularly relevant because of the physical environments in which some of Statoil's projects are situated. Many of Statoil's development and production projects are located in deep waters or other harsh environments or have challenging field characteristics. In US onshore, low regional prices may cause certain areas to be unprofitable and the company may curtail production until prices recover. There is therefore a risk that prolonged low oil and gas prices, combined with the relatively high levels of tax and government take in several jurisdictions, could erode the profitability of some of Statoil's projects.

Strategic objective risks

Statoil faces challenges in achieving its strategic objective of successfully exploiting profitable growth opportunities
Statoil intends to continue to nurture attractive commercial opportunities in order to sustain future growth. This may involve acquisition of new businesses or properties to expand the existing portfolio or to move into new markets. This challenge will grow as global competition for access to new opportunities rises.

Statoil's ability to increase this optionality depends on several factors; including the ability to:

- maintain and impart Statoil's zero-harm safety culture
- identify suitable opportunities
- negotiate favourable terms
- develop new market opportunities or acquire properties or businesses in an agile and efficient way
- effectively integrate acquired properties or businesses into Statoil's operations
- arrange financing, if necessary and
- comply with legal regulations

Statoil anticipates significant investments and costs as it cultivates business opportunities in new and existing markets, and this process may incur or assume unanticipated liabilities, losses or costs associated with assets or businesses acquired. Failure by Statoil to successfully pursue and exploit new business opportunities could result in financial losses and inhibit growth. New projects may have different risk profiles than Statoil's existing portfolio. These and other effects of such acquisitions could result in Statoil having to revise its forecasts either or both with respect to unit production costs and production.

In addition, the pursuit of acquisitions or new business opportunities could divert financial and management resources away from Statoil's day-to-day operations to the integration of acquired operations or properties. Statoil may require additional debt or equity financing to undertake or consummate future acquisitions or projects, and such financing may not be available on terms satisfactory to Statoil, if at all, and it may, in the case of equity, be dilutive to Statoil's earnings per share.

Limited transportation infrastructure risks

The profitability of Statoil's oil and gas production may be affected by limited transportation infrastructure when a field is in a remote location
Statoil's ability to exploit economically any discovered petroleum resources beyond its proved reserves will depend, among other factors, on the availability of the infrastructure required to transport oil and gas to potential buyers at a commercially acceptable price. Oil is transported by vessels, rail or pipelines to refineries, and natural gas is usually transported by pipeline or by vessels (for liquid natural gas) to processing plants and end users. Statoil may not be successful in its efforts to secure transportation and markets for all of its potential production.

International political, social and economic risks

Some of Statoil's international interests are located in regions where political, social and economic instability could adversely impact Statoil's business
Statoil has assets and operations located in diverse regions globally where potentially negative economic, social, and political developments could occur. These political risks and security threats require continuous monitoring. Adverse and hostile actions against Statoil's staff, its facilities, its transportation systems and its digital infrastructure (cybersecurity) may cause harm to people and disrupt Statoil's operations and further business opportunities in these or other regions, lead to a decline in production and otherwise adversely affect Statoil's business. This could have a materially adverse effect on Statoil's operations' results and its financial condition.

International governmental and regulatory framework risks

Statoil's operations are subject to dynamic political and legal factors in the countries in which it operates

Statoil has assets in a number of countries with emerging or transitioning economies that, in part or in whole, lack well-functioning and reliable legal systems, where the enforcement of contractual rights is uncertain or where the governmental and regulatory framework is subject to unexpected change. Statoil's exploration and production activities in these countries are often undertaken together with national oil companies and are subject to a significant degree of state control. In recent years, governments and national oil companies in some regions have begun to exercise greater authority and to impose more stringent conditions on companies engaged in exploration and production activities. Intervention by governments in such countries can take a wide variety of forms, including:

- restrictions on exploration, production, imports and exports
- the awarding or denial of exploration and production interests
- the imposition of specific seismic and/or drilling obligations
- price and exchange controls
- tax or royalty increases, including retroactive claims
- nationalisation or expropriation of Statoil's assets
- unilateral cancellation or modification of Statoil's licence or contractual rights
- the renegotiation of contracts
- payment delays and
- currency exchange restrictions or currency devaluation

The likelihood of these occurrences and their overall effect on Statoil vary greatly from country to country and are hard to predict. If such risks materialise, they could cause Statoil to incur material costs and/or cause Statoil's production to decrease, potentially having a materially adverse effect on Statoil's operations or financial condition.

International tax regimes risks

Statoil is exposed to potentially adverse changes in the tax regimes of each jurisdiction in which Statoil operates

Statoil has business operations in many countries around the world. Changes in the tax laws of the countries in which Statoil operates could have a material adverse effect on its liquidity and results of operations.

Foreign exchange risks

Statoil faces foreign exchange risks that could adversely affect the results of Statoil's operations

Statoil's business faces foreign exchange risks. Statoil has a large percentage of its revenues and cash receipts denominated in USD and sales of gas and refined products are mainly denominated in EUR and GBP. Further, Statoil pays a large portion of its income taxes, and a share of our operating expenses and capital expenditures, in NOK. The majority of Statoil's long term debt has USD exposure.

Trading and supply activities risks

Statoil is exposed to risks relating to trading and supply activities

Statoil is engaged in trading and commercial activities in the physical markets. Statoil also uses financial instruments such as futures, options, over-the-counter (OTC) forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas and electricity in order to manage price volatility. Statoil also uses financial instruments to manage foreign exchange and interest rate risk. Trading activities involve elements of forecasting, and Statoil bears the risk of market movements, the risk of losses if prices develop contrary to expectations, and the risk of default by counterparties.

Failure to comply with anti-corruption, anti-bribery laws and Statoil Code of Conduct risks

Non-compliance with anti-bribery, anti-corruption and other applicable laws, including failure to meet Statoil's ethical requirements, exposes Statoil to legal liability and damage to its reputation, business and shareholder value

Statoil has activities in countries which present corruption risks and which may have weak legal institutions, lack of control and transparency. In addition, governments play a significant role in the oil and gas sector, through ownership of resources, participation, licensing and local content which leads to a high level of interaction with public officials. Statoil is, through its international activities, subject to anti-corruption and bribery laws in multiple jurisdictions, including the Norwegian Penal code, the US Foreign Corrupt Practices Act and the UK Bribery Act. A violation of any applicable anti-corruption and bribery laws could expose Statoil to investigations from multiple authorities, and any violations of laws may lead to criminal and/or civil liability with substantial fines. Incidents of non-compliance with applicable anti-corruption and bribery laws and regulations and the Statoil Code of Conduct could be damaging to Statoil's reputation, competitiveness and shareholder value.

Inadequate insurance coverage risk

Statoil's insurance coverage may not provide adequate protection

Statoil maintains insurance coverage that includes coverage for physical damage to its oil and gas properties, third-party liability, workers' compensation and employers' liability, general liability, sudden pollution and other coverage. Statoil's insurance coverage includes deductibles that must be met prior to recovery. Statoil's external insurance is subject to caps, exclusions and limitations, and there is no assurance that such coverage will adequately protect Statoil against liability from all potential consequences and damages.

Inefficient operations and lack of new technology risks

Statoil's future performance depends on efficient operations and the ability to develop and deploy new technologies and new products

Our ability to remain efficient, to develop and adapt to new technology, to seek profitable renewable energy and other low-carbon energy solutions, are key success factors for future business. There is a possibility of Statoil not being able to define and implement the necessary changes due to the organisation's capability, external competition or underestimated cost of implementing new technology. Any of these factors may have an adverse effect on Statoil's future business goals.

Failure to secure capable and competent workforce risk

Statoil may fail to secure the right level of workforce competence and capacity over the short and medium term

The uncertainty of the future of the oil industry in light of reduced oil and natural gas prices and climate policy changes, creates a risk in ensuring a robust workforce through industry cycles. The oil industry is a long term business and needs to take a long term perspective on workforce capacity and competence. Given the current extensive change agenda there is a risk that Statoil will fail to secure the right level of workforce competence and capacity.

International sanctions and trade restrictions risks

Statoil's activities may be affected by international sanctions and trade restrictions

Statoil, like other major international energy companies, has a diverse portfolio of projects which may expose its business and financial affairs to political and economic risks, including operations in areas subject to sanctions and international trade restrictions.
Sanctions and trade restrictions are often complex and changes in these laws and regulations can come about on short notice and be hard to predict. For example in 2017 there have been trade sanctions targeting certain activity in Venezuela where Statoil has activities.
While this remains the case, Statoil's business portfolio is evolving and will constantly be subject to review.

New or additional trade sanctions could be imposed on countries where we have business activities. Statoil could in the future decide to take part in new and additional business activity where sanctions and trade restrictions are particularly relevant.

While Statoil remains committed to do business in compliance with sanctions and trade restrictions, there can be no assurance that no Statoil entity, officer, director, employee or agent is not in violation of such laws. Any such violation of applicable laws could result in substantial civil and/or criminal penalties and could materially adversely affect Statoil's business and results of operations or financial condition.

Statoil holds an interest in several on- and offshore oil and gas projects in Russia. Most of these projects result from a strategic cooperation with Rosneft Oil Company (Rosneft) initiated in 2012. In each of these projects, Rosneft holds the majority interest. A minority of the projects are in Arctic offshore and/or deep-water areas. The Norwegian, EU and U.S. sanctions adopted on Russia target several sectors – including the financial and energy sector. Accordingly, certain Russian energy companies have been particularly targeted under the sanctions – including Rosneft. This being the case, the sanctions in place affect the way Statoil conducts its business in the country. Moreover, Statoil's ability to continue to progress its projects in Russia is in part relying on government authorizations as well as the future of sanctions and trade controls. While Statoil continues to pursue its business in Russia within existing sanctions and trade controls, possible future developments could impact Statoil's ability to continue and conclude these projects as earlier envisaged.

In Venezuela, Statoil is a 9,67% shareholder in the mixed company Petrocedeno majority owned by Venezuelan national oil company PDVSA. In addition, Statoil holds a 51% interest in a gas licence offshore Venezuela. During 2017, various sanctions and trade controls have been adopted targeting certain Venezuelan individuals as well as the Government of Venezuela and PDVSA. The sanctions and trade controls in place restrict the way in which Statoil can

conduct its business in the country. The current sanctions and trade restrictions, alone or in combination with other factors, could in the future further negatively impact Statoil's position and ability to continue its business projects in Venezuela.

Disclosure Pursuant to Section 13 (r) of the Exchange Act

Statoil is providing the following disclosure pursuant to Section 13(r) of the Exchange Act.

Statoil is a party to agreements with the National Iranian Oil Company (NIOC), namely, a Development Service Contract for South Pars Gas Phases 6, 7 & 8 (offshore part), an Exploration Service Contract for the Anaran Block and an Exploration Service Contract for the Khorramabad Block, which are located in Iran. Statoil's operational obligations under these agreements have terminated and the licences have been abandoned. The cost recovery programme for these contracts was completed in 2012, except for the recovery of tax and obligations to the Social Security Organisation (SSO).

Since 2013, after closing Statoil's office in Iran, Statoil's activity was focused on a final settlement with the Iranian tax and SSO authorities relating to the above-mentioned agreements.

During 2017 Statoil paid the equivalent of USD 0.01 million in tax to Iranian authorities. Also during 2017 Statoil paid the equivalent of USD 713 in stamp duty to Iran Tax Organisation. All payments were made in local currency (Iranian Rials). The funds utilised for these purposes were held by Statoil in EN Bank (Iran). Additionally, NIOC, on behalf of Statoil, in 2017 paid a tax obligation of USD 5.13 million equivalent in Iranian Rial to the local tax authorities. The amount was settled towards historical recoverable costs from NIOC to Statoil.

Statoil has provided information about its Iran related activity to the US State Department as well as to the Norwegian Ministry of Foreign Affairs.

In a letter from the US State Department of 1 November 2010, Statoil was informed that the company was not considered to be a company of concern based on its previous Iran-related activities.

Statoil earned no net profit from the aforementioned 2017 activities. Payments of the above-mentioned nature may also be made in 2018, in relation to Statoil's continued efforts to settle all remaining obligations.

Legal and regulatory risks

Health, safety and environmental laws and regulations risks

Compliance with health, safety and environmental laws and regulations that apply to Statoil's operations could materially increase Statoil's costs. The enactment of such laws and regulations in the future is uncertain.

Statoil incurs, and expects to continue to incur, substantial capital, operating, maintenance and remediation costs relating to compliance with increasingly complex laws and regulations for the protection of the environment and human health and safety, including:

- higher price on greenhouse gas emissions
- costs of preventing, controlling, eliminating or reducing certain types of emissions to air and discharges to the sea
- remedying of environmental contamination and adverse impacts caused by Statoil's activities
- decommissioning obligations and related costs
- compensation of cost related to persons and/or entities claiming damages as a result of Statoil's activities

Statoil`s activity is increasingly subject to statutory strict liability in respect of losses or damage suffered as a result of pollution caused by spills or discharges of petroleum from petroleum facilities.

Compliance with laws, regulations and obligations relating to climate change and other environmental regulations could result in substantial capital expenditure, reduced profitability as a result of changes in operating costs, and adverse effects on revenue generation and strategic growth opportunities. However, more stringent climate change regulations could also represent business opportunities for Statoil. For more information about climate change related legal and regulatory risks, see the risks described under the heading "The transition to a lower carbon economy, and the physical effects of climate change, could impact Statoil's business" in Risks related to our business in Risk Factors in this section 2.7 Corporate.

Statoil's investments in US onshore producing assets will be subject to evolving regulations that could affect these operations and their profitability. In the United States, Federal agencies have taken steps to rescind, delay, or revise regulations seen as overly burdensome to the upstream oil and gas sector, including methane emission controls. Statoil supports Federal regulation of methane emissions and is operating in compliance with all current requirements. To the extent new or revised regulations impose additional compliance or data gathering requirements, Statoil could incur higher operating costs. Statoil has also joined voluntary emission reduction programs (One Future and API's Environmental Partnership) and implemented a climate roadmap to reduce CO2 and methane emissions.

Supervision, regulatory reviews, and financial reporting risks

Statoil conducts business in many countries and its products are marketed and traded worldwide. Statoil is exposed to risk of supervision, review and sanctions for violations of laws and regulations at the supranational, national and local level. These include, among others, laws and regulations relating to financial reporting, taxation, bribery and corruption, securities and commodities trading, fraud, competition and antitrust, safety and the environment, and labour and employment practices. Statoil is exposed to changes in those laws and regulations and to the outcome of any investigations conducted by regulatory and supervisory authorities. Violations of the applicable laws and regulations may lead to legal liability, substantial fines and other sanctions for noncompliance.

Statoil is also exposed to financial review from financial supervisory authorities such as the Norwegian Financial Supervisory Authority (FSA) and the US Securities and Exchange Commission (the SEC). Reviews performed by these authorities could result in changes to previously published financial statements and future accounting practices. In addition, failure in our external reporting to report data accurately and in compliance with applicable standards could result in regulatory action, legal liability and damage to our reputation.

Statoil is listed on both the Oslo Børs and New York Stock Exchange (NYSE), and is registered with the SEC. Statoil is required to comply with the continuing obligations of these regulatory authorities, and violation of these obligations may result in legal liability, the imposition of fines and other sanctions.

The Norwegian Petroleum Supervisor (PSA) supervises all aspects of Statoil's operations, from exploration drilling through development and operation, to cessation and removal. Its regulatory authority covers the whole NCS as well as petroleum-related plants on land in Norway. Statoil is exposed to supervision from PSA, and as its business grows internationally other regulators, and such supervision could result in audit reports, orders and investigations.

The EU-wide quantity of carbon allowances issued each year under the Emission Trading Scheme (ETS) for greenhouse gas emission allowances began to decrease in a linear manner in 2013. The ETS can have a positive or negative impact on Statoil, depending on the price of carbon, which will consequently have an impact on the development of gas-fired power generation in the EU. Until now, the carbon price has been too low to replace coal with gas fired generation capacity. This effect has been worsened by heavy subsidising of renewables which has caused gas fired power plants to shut down. Current EU climate and energy policies do not address this problem, but there is a tendency towards more market based subsidies in the new guidelines on environment and energy aid.

Failure to remediate a material weakness relating to operational effectiveness in our Internal Control over Financial Reporting could cause our internal control over financial reporting to be ineffective again in the future.

Management and external auditor have concluded that Statoil's internal control over financial reporting as of 31 December 2017 was not effective due to the existence of a material weakness in our controls and procedures for the identification, assessment and timely and appropriate communication to the Board Audit Committee of questions or concerns (including allegations of misconduct) raised by employees in connection with termination of their employment relating to issues that could potentially have a material impact on our Consolidated financial statements and internal controls over financial reporting (otherwise than through Statoil's external Ethics help line established by the Board Audit Committee). The allegations were subject to thorough investigations with external advisors, and no material misstatements were identified. There has been no effect on the 2017 Consolidated financial statements, or earlier periods, related to this matter.

Failure to remediate the material weakness could cause our internal control over financial reporting to be ineffective again in the future and could cause investors to lose confidence in our reported financial information and potentially impact our share price. See section 3.10 Controls and procedures.

Political and economic policies of the Norwegian State risks

Political and economic policies of the Norwegian State could affect Statoil's business

The Norwegian State plays an active role in the management of NCS hydrocarbon resources. In addition to its direct participation in petroleum activities through the State's direct financial interest (SDFI) and its indirect impact through legislation, such as tax and environmental laws and regulations, the Norwegian State, among other things, awards licences for exploration, production and transportation, approves exploration and development projects and applications for production rates for individual fields and may, if important public interests are at stake, also instruct Statoil and other oil companies to reduce petroleum production. Furthermore, in the production licences in which the SDFI holds an interest, the Norwegian State has the power to direct petroleum licences' actions in certain circumstances.

If the Norwegian State were to take additional action under its activities on the NCS or to change laws, regulations, policies or practices relating to the oil and gas industry, Statoil's NCS exploration, development and production activities and the results of its operations could be affected.

Risks related to state ownership

This section discusses some of the potential risks relating to Statoil's business that could derive from the Norwegian State's majority ownership and from Statoil's involvement in the SDFI.

Statoil's shareholder alignment risks

The interests of Statoil's majority shareholder, the Norwegian State, may not always be aligned with the interests of Statoil's other shareholders, and this may affect Statoil's decisions relating to the NCS

The Norwegian Parliament, known as the Storting, and the Norwegian State have resolved that the Norwegian State's shares in Statoil and the SDFI's interest in NCS licences must be managed in accordance with a coordinated ownership strategy for the Norwegian State's oil and gas interests. Under this strategy, the Norwegian State has required Statoil to continue to market the Norwegian State's oil and gas together with Statoil's own oil and gas as a single economic unit.

Pursuant to this coordinated ownership strategy, the Norwegian State requires Statoil, in its activities on the NCS, to take account of the Norwegian State's interests in all decisions that may affect the development and marketing of Statoil's own and the Norwegian State's oil and gas.

The Norwegian State directly held 67% of Statoil's ordinary shares as of 31 December 2017. Based on the Norwegian Public Limited Companies Act, the Norwegian State effectively has the power to influence the outcome of any vote of shareholders due to the percentage of Statoil's shares it owns, including amending its articles of association and electing all non-employee members of the corporate assembly. The employees are entitled to be represented by up to one-third of the members of the board of directors and one third of the corporate assembly.

The corporate assembly is responsible for electing Statoil's board of directors. It also makes recommendations to the general meeting concerning the board of directors' proposals relating to the company's annual accounts, balance sheet, allocation of profit and coverage of loss. The interests of the Norwegian State in deciding these and other matters and the factors it considers when casting its votes, especially under the coordinated ownership strategy for the SDFI and Statoil's shares held by the Norwegian State, could be different from the interests of Statoil's other shareholders. If the Norwegian State's coordinated ownership strategy is not implemented and pursued in the future, then Statoil's mandate to continue to sell the Norwegian State's oil and gas together with its

own oil and gas as a single economic unit is likely to be prejudiced. Loss of the mandate to sell the SDFI's oil and gas could have an adverse effect on Statoil's position in the markets in which it operates.

For further information about the mandate to sell the Norwegian State's oil and gas, see SDFI oil and gas marketing and sale in section 2.7 Corporate.

RISK MANAGEMENT

Statoil's overall risk management includes identifying, evaluating and managing risk in all its activities to ensure safe operations and to achieve Statoil's corporate goals.

Statoil bases its risk management on an enterprise risk management (ERM) approach in order to achieve optimal corporate solutions. This includes identifying, evaluating and managing risk in all its activities. Risk is defined as a deviation from a specified reference value and the uncertainty associated with it. A positive deviation is an upside risk, while a negative deviation is a downside risk. The reference value is most commonly a forecast, percentile or target. In Statoil's ERM approach:

- focus is on the value impact for Statoil
- risk is managed to make sure that Statoil's operations are safe and in compliance with Statoil's requirements and

Risk is managed in the business line and is an integral part of any manager's responsibility. However, to ensure optimal corporate solutions, some risks are managed at corporate level. This includes oil and natural gas price risks, interest and currency risks, risk dimension in the strategy work, prioritisation processes and capital structure discussions.

Statoil's corporate risk committee, which is headed by the chief financial officer and includes representatives from the principal business segments, is responsible for defining, developing and reviewing Statoil's risk policies and methodology. The chief financial officer, assisted by the committee, is also responsible for overseeing and developing Statoil's Enterprise Risk Management and proposing appropriate measures to adjust risk at the corporate level.

Managing operational risk

Statoil manages risk in order to ensure safe operations and to achieve its corporate goals in compliance with its requirements

- All risks related to activities in Statoil's value chain, which denotes the value that is added in each step - from access, maturing, project execution and operation to market. In addition to the economic impact these risks could have on Statoil's cash flows, Statoil has a strong focus on avoiding HSE and integrity-related incidents (such as accidents, fraud and corruption). Most of the risks are managed by the principal business area line managers. Some operational risks are insurable and insured by Statoil's captive insurance company operating in the Norwegian and international insurance markets
- Statoil's risk management process is based on ISO31000 Risk management – principles and guidelines. The process provides a standardised framework and methodology for assessing and managing risk. A standardisation of the process across Statoil ASA and its subsidiaries allows for comparable risk levels and efficiency in decisions and it enables the organisation to create sustainable value while seeking to avoid incidents. The process seeks to ensure

that risks are identified, analysed, evaluated and managed. Risk adjusting actions are subject to a cost benefit evaluation (except certain safety related risks which could be subject to specific regulations)

Managing financial risk

The following section describes how Statoil manages the market risks to which it is exposed.

Statoil's business activities expose the group to financial risk. Using a holistic approach, correlations between the most important market risks and the natural hedges inherent in Statoil's portfolio are taken into account. This approach allows Statoil to reduce the number of risk management transactions and avoid sub-optimisation.

Statoil's activities expose the company to financial risks such as market risks (including commodity price risk, interest rate risk and currency risk), liquidity risk and credit risk. For a discussion of financial risk management see note 5 Financial risk management in the Consolidated financial statements.

Statoil has developed policies aimed at managing the financial volatility inherent in some of the business exposures. In accordance with these policies, Statoil enters into various financial and commodity-based transactions (derivatives). The business areas for marketing and trading commodities are responsible for managing commodity-based price risks within mandates. Interest, liquidity, liability and credit risks are managed by the company's central

finance department. All major strategic transactions are required to be coordinated at corporate level.

The main factors influencing Statoil's operational and financial results include: the level of crude oil and natural gas prices, trends in the exchange rates between mainly the USD, EUR, GBP and NOK; Statoil's oil and natural gas production volumes, which in turn depend on entitlement volumes under PSAs and available petroleum reserves, and Statoil's own, as well as partners' expertise and cooperation in recovering oil and natural gas from those reserves; and changes in Statoil's portfolio of assets due to acquisitions and disposals.

Statoil's operational and financial results will also be affected by trends in the international oil industry, including possible actions by governments and other regulatory authorities in the jurisdictions in which Statoil operates, or possible or continued actions by members of the Organization of Petroleum Exporting Countries (OPEC) and/or other producing nations that affect price levels and volumes, refining margins, the cost of oilfield services, supplies and equipment, competition for exploration opportunities and operatorships, and deregulation of the natural gas markets, all of which may cause substantial changes to existing market structures and to the overall level and volatility of prices and price differentials.

The following table shows the yearly averages for quoted Brent Blend crude oil prices, natural gas average sales prices, refining reference margins and the USD/NOK exchange rates for 2017, 2016 and 2015.

Yearly average	2017	2016	2015
Average Brent oil price (USD/bbl)	54.2	43.7	52.4
Average invoiced gas prices - Europe (USD/mmBtu)	5.6	5.2	7.1
Refining reference margin (USD/bbl)	6.3	4.8	8.0
USD/NOK average daily exchange rate	8.3	8.4	8.1



Indicative effects on 2018 results *
(USD billion)

Oil price: +10 USD/bbl — 1.5 / 3.4
Gas price: +1.5 USD/mmBtu — 0.8 / 2.6
Exchange rate: +0.50 USD/NOK — 0.1 / 0.5

■ Net income effect
■ Net operating income effect

* Based on USD/NOK exchange rate of 8.25

The sensitivity analysis shows the estimated 12-month effects on net operating income and net income from change in parameters. The sensitivities do not have the same probability.

The illustration shows the indicative full-year effect on the financial result for 2018 given certain changes in the crude oil price, natural gas contract prices and the USD/NOK exchange rate. The estimated price sensitivity of Statoil's financial results to each of the factors has been estimated based on the assumption that all other factors remain unchanged. The estimated indicative effects of the negative changes in these factors are not expected to be materially asymmetric to the effects shown in the illustration.

Significant downward adjustments of Statoil's commodity price assumptions could result in impairments on certain producing and development assets in the portfolio. See note 10 Property, plant and equipment to the Consolidated financial statements for sensitivity analysis related to impairments.

Statoil assesses oil and gas price hedging opportunities on a regular basis as a tool to increase financial robustness and strengthen flexibility.

Fluctuating foreign exchange rates can also have a significant impact on the operating results. Statoil's revenues and cash flows are mainly denominated in or driven by USD, while a large portion of the operating expenses, capital expenditures and income taxes payable accrue in NOK. Statoil seeks to manage this currency mismatch by issuing or swapping non-current financial debt in USD. This long-term funding policy is an integrated part of our total risk management programme. Statoil also engages in foreign currency management in order to cover the non-USD needs, which are primarily in NOK. In general, an increase in the value of USD in relation to NOK can be expected to increase Statoil's reported earnings.

Historically, Statoil's revenues have largely been generated by the production of oil and natural gas on the NCS. Norway imposes a 78% marginal tax rate on income from offshore oil and natural gas activities (a symmetrical tax system). For further information, see section 2.7 Corporate under Taxation of Statoil.

Statoil's earnings volatility is moderated as a result of the significant proportion of its Norwegian offshore income that is subject to a 78% tax rate in profitable periods, and the significant tax assets generated by its Norwegian offshore operations in any loss-making periods. The basis for taxation is 3% of the dividend received, which is subject to the standard income tax rate (reduced from 24% in 2017 to 23% in 2018). Dividends received from Norwegian companies and from similar companies resident in the EEA for tax purposes, in which the recipient holds more than 90% of the shares and votes, are fully exempt from tax. Dividends from companies resident in the EEA that are not similar to Norwegian companies, companies in low-tax countries and portfolio investments outside the EEA will, under certain circumstances, be subject to the standard income tax rate (reduced from 24% in 2017 to 23% in 2018) based on the full amounts received.

Disclosures about market risk

Statoil uses financial instruments to manage commodity price risks, interest rate risks, currency risks and liquidity risks. Significant amounts of assets and liabilities are accounted for as financial instruments.

See note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk in the Consolidated financial statements, for details of the nature and extent of such positions, and for qualitative and quantitative disclosures of the risks associated with these instruments.

2.12 SAFETY, SECURITY AND SUSTAINABILITY

Safety and security

Safety and security risks are particularly relevant for the oil and gas industry, because our core activities involve the risk of accidents and incidents. We work with flammable hydrocarbons at high pressure, often in harsh offshore environments and at height or depths. Oil spills are a major risk we need to handle in both our offshore and onshore oil and gas operations. To this end we have established a global oil spill response system, which includes close collaboration with industry peers and national and local communities.

We focus on identifying safety and security risks and having in place procedures and work processes to control them. Our ambition is to be an industry leader in ensuring safe and secure operations that protect our people, the environment, the communities we work with and our assets.

Our total serious incident frequency (SIF), including both actual and potential incidents, was 0.6 incidents per million hours worked, a decrease compared to 0.8 in 2016. We had no serious incidents with major accident potential in 2017.

Total recordable injuries per million hours worked (TRIF) was 2.8 in 2017, compared to 2.7[6] in 2016.



In 2017, the total number of serious oil and gas leakages (with a leakage rate above 0.1 kg per second) was 16, down from 18 in 2016. None of the serious oil and gas leakages ignited. We experienced a 50% reduction (i.e. from 6 to 3) in the number oil and gas leakages in our onshore operations in Norway and Denmark compared to 2016. The number outside of Norway and Denmark remained at a similar level in 2017 as for 2016.

For the period 2012 to 2016 our performance showed a reduction in the number of oil spills per year. For 2017 the number of oil spills

[6] The TRIF for 2016 has been restated due to misreporting of man hours worked. It was previously reported as 2.9

increased to 206 compared to 146 in 2016. The main contributor to this increase was our onshore activities in the US. Three initiatives have been mounted to reduce the number of leaks and spills: a programme to proactively identify and prevent leaks and spills; enhanced control of technical integrity before start-up/restart at facilities; and strengthening of suppliers' commitment through training and follow-up.

The total volume of oil spills decreased from 61 m³ in 2016 to 34 m³ in 2017. The largest spill was an 8 m³ leak of gasoil from a pressure relief valve at the Kalundborg refinery in Denmark of which 5 m³ were collected by secondary barriers.

Security is an important consideration for the energy industry and we assess security threats and risks on a continuous basis to achieve effective and proportionate security risk management. We had no serious security incidents in 2017.

In 2017, we launched the "I am Safety" programme to further strengthen safety and security performance. The focus is on strengthening personal commitment by increasing engagement, visibility and awareness of individually relevant safety and security factors.

Health and work environment

Statoil is committed to providing a healthy working environment for its employees. Systematic efforts are made to design and improve working conditions in order to prevent occupational injuries, work-related illness and sickness absence, due to both physical and psychosocial risk factors.

The most significant risk factors related to the work environment are noise, ergonomics, chemical risk as well as psychosocial conditions.

The sickness absence rate for Statoil ASA employees increased slightly from 4.3% in 2016 to 4.6% in 2017.

Climate change

Statoil supports the ambition set by the Paris Climate Agreement of December 2015 to limit the average global temperature rise to well below two degrees Celsius compared to pre-industrial levels by 2100.

The transition towards a lower carbon economy is underway. During 2017, Statoil embedded our response to climate change into our sharpened business strategy. Statoil aims to develop a high value, lower carbon portfolio that will be robust to future fluctuations in energy prices and potentially higher carbon costs.

Statoil's Climate roadmap, launched in March 2017, explains how Statoil expects to deliver on the strategic ambition to create a low carbon advantage and develop the business by 2030 in support of the ambitions in the Paris climate agreement and of the United Nations Sustainable Development Goals 7 (Ensure access to affordable, reliable sustainable energy for all) and 13 (Take urgent action to combat climate change and its impacts).

To implement the Climate roadmap, Statoil focuses on three broad areas:
- realising a lower carbon oil and gas portfolio
- building an industrial position in new energy
- stress testing and transparent reporting

Statoil applies an internal carbon price of minimum USD 50 per tonne carbon dioxide equivalents from 2020 to all potential projects and investments. In countries where the actual carbon price is higher than USD 50 (e.g. in Norway), Statoil uses the actual price and predicted future carbon price in the investment analysis.

During 2017, climate principles were further embedded into the decision-making process by including a corporate-wide requirement for the assessment of the carbon intensity and emission reduction opportunities for all potential projects and investments.

The work to reduce CO_2 emissions and emission intensity from Statoil-operated assets continued, and a plan of action for international partner operated activities was initiated.

Statoil aims to achieve, by 2030, annual carbon dioxide (CO_2) emissions reductions of 3 million tonnes compared to emission levels at the start of 2017[7] through continued energy efficiency measures and use of low carbon energy sources.

2017 performance
Statoil's upstream CO_2 intensity improved from 10kg/boe in 2016 to 9kg/boe in 2017, mainly due to our exit from our activity in the Canadian oils sands and increased export of gas from the electrified Troll field. Total CO_2 emissions increased slightly from 14.8 million tonnes in 2016 to 14.9 million tonnes in 2017.



Direct greenhouse gas emissions (so called Scope 1 emissions) remained at the same level in 2017 as for 2016, at 15.4 million tonnes CO_2 equivalents. Greenhouse gas emissions include carbon CO_2 and methane (CH_4), where CO_2 constitutes the largest part. Methane (CH_4) emissions decreased from 24.2 thousand tonnes in 2016 to 22.2 thousand tonnes in 2017.

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[7] Statoil is aiming to achieve, by 2030, annual CO2 emissions that are 3 million tonnes less than they would have been, had no reduction measures been implemented between 2017 and 2030.

Several CO_2 emission reduction initiatives were implemented in 2017, amounting to a total of around 360,000 tonnes of CO_2. The largest contributor was energy efficiency measurements at Hammerfest LNG.

Growth opportunities for Statoil within renewables and new energy solutions include both commercial investments and research and development (R&D). Statoil is engaged in offshore wind projects, carbon capture and storage, solar and hydrogen projects. Statoil's capital expenditure in new energy solutions during 2017 was in line with our ambition. In 2017 approximately 18% of Statoil's expenditure on R&D efforts addressed energy efficiency, carbon capture and renewables.

Climate-related risk and disclosure: The Task Force on Climate-related Financial Disclosures
The Climate roadmap serves to enhance our disclosure on climate-related business risks, in line with the recommendations put forward by the Financial Stability Board's Task Force on Climate-related Financial Disclosure (TCFD), which is supported by Statoil. In 2017, we joined the TCFD Preparer Forum for oil and gas companies to engage with the Task Force on efficient and feasible ways to implement the TCFD recommendation for disclosure.

Executing the company's climate ambition is a line responsibility. However, the Corporate Sustainability Unit is responsible for monitoring progress on the Climate roadmap and reporting on sustainability and climate risk issues and performance at group level, to the corporate executive committee and the board of directors.

Statoil regularly assesses climate-related business risk, whether political, regulatory, market, physical or related to reputation, as part of the enterprise risk management process. This includes assessment of both upsides and downsides. Statoil uses tools such as internal carbon pricing, scenario analysis and sensitivity analysis of the project portfolio against various oil and gas price assumptions. We monitor technology developments and changes in regulation and assess how these might impact the oil and gas price, the cost of developing new assets and the demand for oil and gas and opportunities in renewable energy and low carbon solutions.

A detailed overview of climate-related risk factors, and the results of stress testing our portfolio against the International Energy Agency (IEA) scenarios, are provided in section 2.11 Risk review under Risk Factors in this report.

On a regular basis, the corporate executive committee and board of directors review and monitor climate change-related business risks and opportunities. In 2017, the board discussed climate-related issues in four out of eight meetings (including one risk update), and the safety, sustainability and ethics committee discussed climate-related issues in all of the five committee meetings held.

Stakeholder engagement and collaboration
Climate change is complex and requires global and cross sector cooperation. We are committed to working with our suppliers, customers, governments and peers to find innovative and commercially viable ways to reduce emissions across the oil and gas value chain. We are members of the CEO-led Oil and Gas Climate Initiative. Through our participation in the government-led Climate and Clean Air Coalition's Oil and Gas Methane Partnership we continued our efforts to systematically address methane emissions and report on annual progress.

We work with governments and other organisations to support climate and energy policies that encourage fuel switching from coal to gas, growth in renewables, the deployment of carbon capture usage and storage and other low carbon solutions, and efficient production, distribution and use of energy globally. We have also teamed up with global peers through OGCI to help shape the industry's climate response.

Through the World Bank led Carbon Pricing Leadership Coalition and our membership of the International Emission Trading Association we continued our advocacy for a price on carbon during 2017. And through our membership in the OGCI and World Business Council for Sustainable Development we expressed our continued support for the ambitions of the Paris climate agreement. Statoil is an endorser of the World Bank Global Gas Flaring Reduction Partnership and we have made a commitment to contribute to stopping routine flaring by 2030 through the World Bank Zero Routine Flaring by 2030 initiative.

Environmental impact and resource efficiency

Statoil is committed to using resources efficiently and responsible management of waste, emissions to air and impacts on ecosystems. This reduces the impact on the local environment and can also save costs.

Responsible water management is important for Statoil. Total fresh water withdrawal increased from 13.5 million cubic metres in 2016 to 14.8 million cubic metres in 2017. The main contributor to this increase was the higher number of wells fracked, relative to 2016, in our US onshore shale and tight oil assets. We work actively to improve water efficiency in our onshore activities in North America, through means such as water recycling and substituting fresh water with brackish water.

Nitrogen oxide emissions were 40 thousand tonnes in 2017, up from 39 thousand tonnes in 2016. The increased drilling and well stimulation activity was the main contributor to this increase. Sulphur oxide emissions were 1.7 thousand tonnes, down from 1.8 thousand tonnes in 2016. The main contributor to this reduction was the exit, during 2017, from our Canadian oil sands projects activities. Total emissions of non-methane volatile organic compounds remained at the same level in 2017 as in 2016, at 49 thousand tonnes.

Statoil is concerned with valuing and protecting biodiversity and ecosystems and follows precautionary principles to minimise potential negative effects of the company's activities. Statoil supports research programmes to increase knowledge about ecosystems and biodiversity and collaborates with industry peers to share knowledge and develop tools for biodiversity management. In addition, Statoil works with our suppliers to minimise invasive aquatic species and reduce risks pertaining to accidental spills related to shipping transportation.

During 2017 we saw a 32% reduction in the volume of hazardous waste generated, from 438 thousand tonnes in 2016 to 296 thousand tonnes in 2017. The main contributor to this volume decrease was less drilling and well start-up activities, on the Norwegian continental shelf, at locations without treatment facilities for oil contaminated water. As such less untreated oil contaminated water was sent to shore for treatment. The hazardous waste recovery rate was slightly lower in 2017, at 83% compared to 84% in 2016.

For our US onshore operations in 2017, 105 thousand tonnes of drill cuttings and solid waste were sent to landfill, and around 4.7 million cubic meters of produced and flow back water was directed to deep well disposal. These waste types are exempt from US hazardous waste regulations.

In 2017 the volume of non-hazardous waste generated for all Statoil operated assets was 34 thousand tonnes, compared to 50 tonnes in 2016. The recovery rate was 71% in 2017 compared to 56% in 2016. The decrease in the volume generated and the increase in the recovery rate is mainly attributed to the divestment of our oil sands projects in Canada.

Regular discharges of oil to water were 1.2 thousand tonnes in 2017, compared to 1.4 in 2016. This reduction is attributed to a combination of turnaround activity during 2017, reducing production levels, and operational measures at several assets that have reduced the volume of produced water discharged to sea, and reduced the oil in water content of the discharged water.

Working with suppliers

Statoil is committed to using suppliers who operate in accordance with Statoil's values and who maintain high standards of safety, security and sustainability. These aspects are incorporated in all phases of the procurement process. Potential suppliers must meet Statoil's minimum requirements to qualify as a supplier, including those related to safety, security and sustainability.

Statoil expect our suppliers to comply with applicable laws, respect internationally recognised human rights and adhere to ethical standards which are consistent with our ethical requirements, when working for Statoil. During 2017 a new compliance annex, covering human rights and anti-corruption standards for suppliers, was introduced for use in new contracts. Potential suppliers for contracts valued at more than USD 800 thousand are, in addition, required to sign Statoil's Supplier Declaration, which establishes minimum requirements for ethics, anti-corruption, environment, health, safety, respect for human rights, and for further promoting these requirements among their own suppliers. Potential suppliers are also screened for integrity risk, in accordance with our procedures for integrity due diligence.

Human rights

Statoil seeks to conduct its business in a way that is consistent with the UN Guiding Principles on Business and Human Rights (the UN Guiding Principles), the ten UN Global Compact principles and the Voluntary Principles on Security and Human Rights. Statoil is committed to respecting internationally recognised human rights as laid out in the International Bill of Human Rights, the International Labour Organization's 1998 Declaration on Fundamental Rights and Principles at Work, and applicable standards of international humanitarian law.

Labour rights and working conditions for our workforce and suppliers, human rights of individuals in communities and human rights in security arrangements are the three broad focus areas for human rights for Statoil's activities.

Human rights aspects are integrated into relevant internal management processes, tools and training. On-going activities, business relationships and new business opportunities are assessed for potential human rights impacts and aspects, following a risk-based approach.

During 2017, Statoil continued to focus on strengthening our health and safety performance. Statoil also continued efforts to strengthen the diversity of its workforce, taking into account gender, nationality, background, ethnicity, competence, age and preferences. Work also continued on the strengthening of Statoil's centralised governance of remuneration and benefits to ensure they are both fair and attractive.

In 2017, Statoil continued the strengthening of its processes for managing human rights in our supply chain and on raising awareness through training. We conducted 41 verifications across 16 countries in 2017. Over 260 employees attended classroom training on human rights in the supply chain. A compliance appendix, covering human rights and anti-corruption standards for suppliers, was introduced for use in new contracts. Work was started on supporting guidance that will be introduced in 2018.

In 2017, Statoil's Human Rights Steering Committee (HRSC), responsible for overseeing the development and implementation of Statoil's human rights policy, closely followed the ongoing implementation efforts and provided guidance on human rights related reporting requirements.

Statoil recognises that a company-wide commitment to respect human rights requires continuous training and awareness raising in order to embed good practices throughout the organisation. Over 500 staff and consultants registered for the human rights e-learning awareness training during 2017. Other training initiatives, during 2017, included human rights focus sessions on the agenda of various management meetings, reaching a total of 42 leaders across the company. Statoil also started the development, during 2017, of a human rights training course to be used company-wide, that can be tailored for use with specific target groups.

The context of Statoil's operations requires that security services are engaged to safeguard Statoil's people and property. Particular focus is needed to ensure respect for human rights in security arrangements, in jurisdictions where security services are not well regulated or security personnel are not adequately trained. Statoil follows international standards of good practices in security and human rights. Statoil's commitment to the Voluntary Principles on Security and Human Rights is reflected in policies and procedures for risk assessment, deployment, training and follow-up of private and public security providers.

Transparency, ethics and anti-corruption

Transparency is a cornerstone of good governance. It is embodied in our corporate values. Transparency allows business to prosper in a predictable and competitive environment and enables society to hold governments and businesses accountable. Statoil supports and promotes effective, transparent and accountable management of wealth derived from the extractives industries.

Statoil supports and engages in global transparency initiatives through its membership in the Extractive Industries Transparency Initiative (EITI), the United Nations Global Compact Anti-Corruption Working Group and the World Economic Forum's Partnering Against Corruption Initiative (PACI), and supports Transparency International Norway. In 2017 Statoil actively participated in the Norwegian national EITI multi-stakeholder group and on the international EITI board through its board member. Statoil also engaged with local and national organisations in other EITI implementing countries, and provided USD 60,000 in financial support to the international EITI. Statoil also participated in a multi-stakeholder working group organised by Transparency International in preparation of the report Ten Anti-corruption principles for state-owned enterprises, published in November 2017.

Statoil believes that doing business in an ethical and transparent manner is a prerequisite for sustainable business. Statoil has a zero-tolerance policy towards all forms of corruption. This policy is embedded across the company through Statoil's values, the Code of Conduct and the Anti-corruption compliance programme. The Code of Conduct (the Code) prohibits all forms of corruption and bribery, including facilitation payments.

The Code reflects Statoil's values and its commitment to high ethical standards in business activities. It describes the company's requirements in areas such as anti-corruption, anti-money laundering, fair competition, human rights and a non-discriminatory working environment with equal opportunities. It applies to all Statoil employees, board members, hired personnel and those performing services for or on behalf of Statoil.

Statoil seeks to work with others who share the company's commitment to business integrity and who have codes of conduct consistent with the Code. Before entering into a new business relationship, or extending an existing one, the relationship has to satisfy Statoil's integrity due diligence requirements. Statoil's due diligence vetting process is risk-based, allowing us to dedicate resources where we see potential concerns. In joint ventures and business partnerships that are not controlled by Statoil, Statoil encourages the adoption of ethics and anti-corruption policies, procedures and controls that are consistent with Statoil's own standards.

All Statoil employees have to confirm annually that they understand and will comply with the Code. The purpose of such confirmation is to remind each individual employee about the duty to comply with Statoil's values and ethical requirements. Failure to comply with the Code may be met with disciplinary measures, including termination of the contractual relationship with Statoil.

Statoil's Anti-Corruption Compliance Programme summarises the standards, requirements and procedures implemented to comply with applicable laws and regulations and to uphold our high standard of doing business ethically. A global network of compliance officers is integrated into our business activities to ensure that appropriate consideration is given to ethics and anti-corruption in Statoil's business activities, regardless of where they take place.

We expect and encourage anyone who becomes aware of a possible violation of the Code, Statoil policies or applicable law, to report their concerns in a prompt and responsible manner. Indeed, concerns can be reported through internal channels or through the publicly available Ethics Helpline, which allows for anonymous reporting. The number and types of cases from the helpline is reported quarterly to the board of directors. In 2017, we received 107 cases through the Ethics Helpline, compared to 51 in 2016.

Other relevant reports

More information about Statoil's policies and approach taken to manage safety and sustainability performance is available in Statoil ASA's 2017 Sustainability report.

2.13 OUR PEOPLE

In Statoil we work together to shape the future of energy in a partnership between the organisation and the individual. We all apply our skills and personal commitment to help Statoil towards achieving our vision.

Statoil aims to offer challenging and meaningful job opportunities that attract and retain the right people. Through our engagement, creativity and collaboration, we aim to build a better Statoil for tomorrow. We are committed to creating a caring and collaborative working environment, promoting diversity, inclusion and equal opportunities for all employees.

Empowered people are a key enabler for realising Statoil's sharpened strategy. In 2017, we started to implement our new people and leadership strategy designed to ensure we have the right skills and capabilities in place going forward. The foundation for the strategy's guiding principles is our commitment to safety supported by our people processes; a consistent presence in talent markets; a company culture which embraces digitalisation; building flexibility within the workforce and growing diversity.

In 2017, we enhanced our performance management approach to further develop a performance development culture at Statoil. Our main goal is to build a stronger culture of continuous feedback, coaching and development. Instead of focusing on backward looking annual ratings, we are focused on continuous real-time feedback,

strength based development and reward and talent outcomes based on multiple inputs. People@Statoil is our common process for people development, deployment, performance, and reward. It is an integrated part of performance development and applies to all employees.

Learning and development is at the core of Statoil. We encourage our employees to take responsibility for their own learning and development, continuously build new skills and share knowledge. Our focus on people development has continued throughout 2017 and the activity level has been closely monitored in our people development key performance indicator (KPI) at both corporate and business area levels. This KPI sets the ambition level for both our corporate university and internal job market.

Our corporate university is our platform for learning. It enables the company to build the capabilities needed to deliver on its strategy, continuously improve, and take the lead in developing leadership and technology. Recognising that digitalisation and automation will transform the way we work in the coming years we established a new digital academy, in our corporate university, to build digital skills across the organisation. In addition, our platform for learning and content delivery has been upgraded with the implementation of a new learning management system, supporting our ambition of making engaging and virtual learning available for all. The average training days for employees in 2017 increased to 3.9 (from 3.2 in 2016) for formal learning. Our ambition is to increase the learning activity level further to support the development of our people.

Permanent employees and percentage of women in the Statoil group	Number of employees			Women		
	2017	2016	2015	2017	2016	2015
Norway	17,632	18,034	18,977	30%	30%	30%
Rest of Europe	947	838	855	25%	28%	29%
Africa	78	78	98	37%	36%	35%
Asia	69	73	97	52%	59%	36%
North America	1,174	1,230	1,265	33%	35%	35%
South America	345	286	289	35%	37%	38%
Total	20,245	20,539	21,581	30%	31%	30%
Non-OECD	599	541	590	37%	40%	40%

Total workforce by region, employment type and new hires in the Statoil group in 2017

Geographical Region	Permanent employees	Consultants	Total Workforce[1]	Consultants (%)	Part time (%)	New hires
Norway	17,632	493	18,125	3%	3%	213
Rest of Europe	947	84	1,031	8%	2%	168
Africa	78	2	80	3%	0%	7
Asia	69	4	73	5%	0%	7
North America	1,174	201	1,375	15%	0%	231
South America	345	4	349	1%	0%	79
Total	20,245	788	21,033	4%	3%	705
Non-OECD	599	10	609	2%	NA	106

1) Contractor personnel, defined as third-party service providers who work at our onshore and offshore operations, are not included. These were roughly estimated to be around 30,000 in 2017.

EMPLOYEES IN STATOIL

The Statoil group employs 20,245 employees. Of these, approximately 17,600 are employed in Norway and approximately 2,600 outside Norway.

Statoil works systematically to build a diverse workforce by attracting, recruiting, developing and retaining people of every gender and different nationalities and age groups across all types of positions. In 2017, 19% of employees and 23% of our managerial staff held nationalities other than Norwegian. Outside Norway, Statoil aims to increase the number of people and managers who are locally recruited and to reduce the long-term use of expats in business operations. In 2017, 71% of new hires in Statoil were non-Norwegians and 27% were women.

We believe that the global competition for talent in key development areas will grow over the coming years. We remain the employer of choice for engineering students and professionals in Norway, according to the annual Norwegian Universum Employer Attractiveness ranking.

During 2017 we continued to strengthen our entry level talent programmes. Our corporate graduate programme was revised into a two-year accelerated development programme spanning all geographies and professions, encompassing an introduction programme, networking activities, learning events and field trips, rotations and mentoring. This programme accelerates the development of young professionals and builds a strong understanding of Statoil's value chains. In 2017, we recruited 69 graduates (of which 26 were women). At the end of 2017 we had 143 graduates (including 57 women) in Statoil.

In addition, our company-wide annual intake of apprentices reflects our long-term commitment to the education and training of young technicians and operators in our industry. In 2017, we awarded 139 apprenticeships, of which 45 were to women. The total number of apprentices at year end was 291 (including 85 women). In 2017, Statoil launched a subsurface internship programme pilot. This offers 30 newly graduated candidates a one year stay with us to build experience and help the transition from studies to working life.

Our annual Global People Survey (GPS), which addresses issues relevant to employee's well-being and performance had a noticeably high response rate of 88% in 2017. Employees' responses reflected continued engagement for working with Statoil[8], with a score of 75 out of 100, compared to 72 out of 100 in 2016.[9] This score exceeded the corporate engagement KPI target. Employees reported an overall score of 71 out of 100 for competence and people development which is a good score. Our ambition is to strengthen this even further in 2018.

Our people performance data relates to permanent employees in our direct employment. Statoil defines consultants as contracted personnel that are mainly based in our offices. Temporary employees and contractor personnel, defined as third party service providers to our onshore and offshore operations, are not included in the table. These were roughly estimated to be around 30,000 in 2017. The information about people policies applies to Statoil ASA and its subsidiaries.

Equal opportunities

We are committed to building a workplace that promotes diversity and aspire for Statoil to be an inclusive workplace where all individuals can share their perspectives, be themselves and develop and thrive in a safe working environment.

During 2017, we continued to analyse the diversity of our pipeline, at all levels and in all locations, to ensure continued improvement in our representation. In 2017, the overall percentage of women in the company was 30%. The percentage of women in the board of directors is 40% (33% among the employee representatives and 43% among members elected by the shareholders). In the corporate executive committee, the female representation remained at 27%. The percentage of women in leadership positions was 28% in 2017.

[8] The overall people engagement scoring reflects employee satisfaction, enthusiasm and pride associated with working for Statoil. The scoring is based on feedback received through an annual survey sent out to all employees.

[9] During 2017 the Global People Survey (GPS) questionnaire scale was changed from 1-6 to 1-10 and the reporting index was changed to 0-100. Historical data have therefore been converted to enable trend reporting.

We continue to pay close attention to male-dominated positions and discipline areas, and in 2017 the proportion of female engineers remained stable at 27% in Statoil ASA. We will work actively to increase these numbers in 2018 through our development programmes, such as the local talent programme, as part of a broader diversity and inclusion agenda.

Unions and representatives

We believe in involving our people and their appropriate representatives in the development of the company. We respect our employees' right to freedom of association and thereby their right to negotiate and cooperate through relevant representative bodies. The specific ways in which we involve our employees and/or their appropriate representatives in business and organisational issues may vary according to local laws and practices in specific geographical locations.

In Statoil ASA, 73% of the employees in the parent company are members of a trade union. Work councils and working environment committees are established where required by law or agreement.

In Norway, the formal basis for collaboration with labour unions is established in the Basic Agreements between the Confederation of Norwegian Enterprise (NHO) and the corresponding respective national labour confederations (unions). We have local collective wage agreements with five trade unions in Statoil ASA.

The European Works Council continues to be an important forum for collaboration between the company and our European employees.

Statoil promotes good employee and industrial relations practices through various networks and forums, including IndustriALL Global Union.

In 2017, we continued to have close cooperation with employee representatives in Norway discussing strategic matters such as changes to our people performance evaluation, organisational changes and ongoing safety improvement work. Such dialogues provide valuable perspectives and better decisions.

More information about Statoil's people is available in the 2017 Sustainability Report.



Governance

Automated Drilling.
Photo: Ole Jørgen Bratland

BOARD STATEMENT ON CORPORATE GOVERNANCE

Nomination and elections in Statoil ASA


GENERAL MEETING
Nomination committee
External auditor
CORPORATE ASSEMBLY
BOARD OF DIRECTORS
Audit committee
Safety, sustainability and ethics committee
Compensation and executive development committee
Internal auditor
Chief compliance officer
PRESIDENT AND CEO
ELECTION
NOMINATION
REPORTING

Statoil's board of directors actively adheres to good corporate governance standards and will at all times ensure that Statoil either complies with the Norwegian Code of Practice for Corporate Governance (the "Code") or explains possible deviations from the Code. The topic of corporate governance is subject to regular assessment and discussion by the board, which has also considered the text of this chapter at a board meeting. The Code can be found at www.nues.no.

The Code covers 15 topics, and the board statement covers each of these topics and describes Statoil's adherence to the Code. The statement describes the foundation and principles for Statoil's corporate governance structure. More detailed factual information can be found on our website, in our Annual Report on Form 20-F and in our Sustainability Report.

The information concerning corporate governance required to be disclosed according to the Norwegian Accounting Act Section 3-3b is included in this statement as follows:

1. "An overview of the recommendations and regulations concerning corporate governance that the enterprise is subject to or otherwise chooses to comply with": Described in this introduction as well as in section 3.1 Implementation and reporting below.
2. "Information on where the recommendations and regulations mentioned in no 1 are available to the public": Described in this introduction.
3. "Reasons for any non-conformance with recommendations and regulations mentioned in no 1"; There are two deviations from the Code's recommendations, one in section 3.6 General meeting of shareholders and the other in section 3.14 Take-overs. The reasons for these deviations are described under the respective sections of this statement.
4. "A description of the main elements in the enterprise's, and for entities that prepare Consolidated financial statements, also the Group's (if relevant) internal control and risk management systems linked to the financial reporting process": Described in section 3.10 Risk management and internal control.
5. "Articles of Association which entirely or partly expand or depart from provisions of Chapter 5 of the Public Limited Liability Companies Act": Described in section 3.6 General meeting of shareholders.
6. "The composition of the board of directors, the Corporate Assembly, the Committee of Shareholders' Representatives and the Control Committee and any working committees related to these bodies, as well as a description of the main instructions and guidelines that apply to the work of the bodies and any committees": Described in section 3.8 Corporate assembly, board of directors and management and section 3.9 The work of the board of directors.
7. "Articles of Association governing the appointment and replacement of Directors": Described in section 3.8 Corporate assembly, board of directors and management under the sub-heading Board of directors.
8. "Articles of Association and authorisations empowering the board of directors to decide that the enterprise is to buy back or issue its own shares or equity certificates": Described in section 3.3 Equity and dividends.

3.1 IMPLEMENTATION AND REPORTING

Introduction

Statoil ASA is a Norwegian-registered public limited liability company with its primary listing on Oslo Børs, and the foundation for the Statoil group's governance structure is Norwegian law. Our American Depositary Receipts representing our ordinary shares are also listed on the New York Stock Exchange (NYSE), and we are subject to the listing requirements of NYSE and the requirements of the US Securities and Exchange Commission.

The board of directors focuses on maintaining a high standard of corporate governance in line with Norwegian and international standards of best practice. Good corporate governance is a prerequisite for a sound and sustainable company, and our corporate governance is based on openness and equal treatment of our shareholders. Our governing structures and controls help to ensure that we run our business in a justifiable and profitable manner for the benefit of our employees, shareholders, partners, customers and society. We continuously consider prevailing international standards of best practice when defining and implementing company policies, as we believe that there is a clear link between high-quality governance and the creation of shareholder value.

At Statoil, the way we deliver is as important as what we deliver. The Statoil Book, which addresses all Statoil employees, sets the standards for our behaviour, our delivery and our leadership.

Our values guide the behaviour of all Statoil employees. Our corporate values are "courageous", "open", "collaborative" and "caring". Both our values and ethics are treated as an integral part of our business activities. Our Code of Conduct is further described under the heading Risk management and internal control.

We also focus on managing the impacts of our activities on people, society and the environment, in line with our corporate policies for health, safety, security, human rights, ethics and sustainability, including corporate social responsibility (CSR). Areas covered by these policies include labour standards, transparency and anti-corruption, local hiring and procurement, health and safety, the working environment, security and broader environmental issues.

Our governance and management system is further elaborated on our website at www.statoil.com/cg, where shareholders and other stakeholders can explore any topic of particular interest in more detail and easily navigate to related documentation.

Statoil's objective and principles

Statoil's objective is to create long-term value for its shareholders through the exploration for and production, transportation, refining and marketing of petroleum and petroleum-derived products and other forms of energy.

In pursuing its corporate objective, Statoil is committed to the highest standard of governance and to cultivating a values-based performance culture that rewards exemplary ethical practices, respect for the environment and personal and corporate integrity. Statoil believes that there is a link between high-quality governance and the creation of shareholder value.

The work of the board of directors is based on the existence of a clearly defined division of roles and responsibilities between the shareholders, the board of directors and the company's management.

Statoil's governing structures and controls help to ensure that Statoil runs its business in a profitable manner for the benefit of shareholders, employees and other stakeholders in the societies in which Statoil operates.

The following principles underline Statoil's approach to corporate governance:
- All shareholders will be treated equally
- Statoil will ensure that all shareholders have access to up-to-date, reliable and relevant information about its activities
- Statoil will have a board of directors that is independent (as defined by Norwegian standards) of the group's management. The board focuses on preventing conflicts of interest between shareholders, the board of directors and the company's management
- The board of directors will base its work on the principles for good corporate governance applicable at all times

Corporate governance in Statoil is subject to regular review and discussion by the board of directors.

Articles of association

Statoil's current articles of association were adopted at the annual general meeting of shareholders on 14 May 2013, and last changed on 6 February 2018 following a share capital increase in connection to Statoil's scrip dividend programme.

Summary of Statoil's articles of association:

Name of the company
The registered name is Statoil ASA. Statoil is a Norwegian public limited company.

Registered office
Statoil's registered office is in Stavanger, Norway, registered with the Norwegian Register of Business Enterprises under number 923 609 016.

Objective of the company
The objective of Statoil is, either by itself or through participation in or together with other companies, to engage in the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy, as well as other business.

Share capital
Statoil's share capital is NOK 8,346,653,047.50 divided into 3,338,661,219 ordinary shares.

Nominal value of shares
The nominal value of each ordinary share is NOK 2.50.

Board of directors
Statoil's articles of association provide that the board of directors shall consist of nine to 11 directors. The board, including the chair and the deputy chair, shall be elected by the corporate assembly for a period of up to two years.

Corporate assembly

Statoil has a corporate assembly comprising 18 members who are normally elected for a term of two years. The general meeting elects 12 members with four deputy members, and six members with deputy members are elected by and among the employees.

General meetings of shareholders

Statoil's annual general meeting is held no later than 30 June each year. The meeting will consider the annual report and accounts, including the distribution of any dividend, and any other matters required by law or the articles of association.

Documents relating to matters to be dealt with at general meetings do not need to be sent to all shareholders if the documents are accessible on Statoil's website. A shareholder may nevertheless request that such documents be sent to him/her.

Shareholders may vote in writing, including through electronic communication, for a period before the general meeting. In order to practise advance voting, the board of directors must stipulate applicable guidelines. Statoil's board of directors adopted guidelines for such advance voting in March 2012, and these guidelines are described in the notices of the annual general meetings.

Marketing of petroleum on behalf of the Norwegian State

Statoil's articles of association provide that Statoil is responsible for marketing and selling petroleum produced under the SDFI's shares in production licences on the Norwegian continental shelf as well as petroleum received by the Norwegian State paid as royalty together with its own production. Statoil's general meeting adopted an instruction in respect of such marketing on 25 May 2001, as most recently amended by authorisation of the annual general meeting on 11 May 2017.

Nomination committee

The tasks of the nomination committee are to make recommendations to the general meeting for the election of shareholder-elected members and deputy members of the corporate assembly, the remuneration of members of the corporate assembly, the election and remuneration of the nomination committee, and to make recommendations to the corporate assembly for the election of shareholder-elected members of the board of directors and remuneration of the members of the board of directors and the election of the chair and deputy chair of the corporate assembly. The general meeting may adopt instructions for the nomination committee.

The articles of association are available at www.statoil.com/articlesofassociation.

Compliance with NYSE listing rules

Statoil's primary listing is on the Oslo Børs, but Statoil is also registered as a foreign private issuer with the US Securities and Exchange Commission and listed on the New York Stock Exchange.

American Depositary Receipts represent the company's ordinary shares listed on the New York Stock Exchange (NYSE). While Statoil's corporate governance practices follow the requirements of Norwegian law, Statoil is also subject to the NYSE's listing rules.

As a foreign private issuer, Statoil is exempted from most of the NYSE corporate governance standards that domestic US companies

must comply with. However, Statoil is required to disclose any significant ways in which its corporate governance practices differ from those applicable to domestic US companies under the NYSE rules. A statement of differences is set out below:

Corporate governance guidelines

The NYSE rules require domestic US companies to adopt and disclose corporate governance guidelines. Statoil's corporate governance principles are developed by the management and the board of directors, in accordance with the Norwegian Code of Practice for Corporate Governance and applicable law. Oversight of the board of directors and management is exercised by the corporate assembly.

Director independence

The NYSE rules require domestic US companies to have a majority of "independent directors". The NYSE definition of an "independent director" sets out five specific tests of independence and also requires an affirmative determination by the board of directors that the director has no material relationship with the company.

Pursuant to Norwegian company law, Statoil's board of directors consists of members elected by shareholders and employees. Statoil's board of directors has determined that, in its judgment, all of the shareholder-elected directors are independent. In making its determinations of independence, the board focuses inter alia on there not being any conflicts of interest between shareholders, the board of directors and the company's management. It does not strictly make its determination based on the NYSE's five specific tests, but take into consideration all relevant circumstances which may in the board's view affect the directors' independence. The directors elected from among Statoil's employees would not be considered independent under the NYSE rules because they are employees of Statoil. None of the employee-elected directors are an executive officer of the company.

For further information about the board of directors, see 3.8 Corporate assembly, board of directors and management.

Board committees

Pursuant to Norwegian company law, managing the company is the responsibility of the board of directors. Statoil has an audit committee, a safety, sustainability and ethics committee and a compensation and executive development committee. They are responsible for preparing certain matters for the board of directors. The audit committee and the compensation and executive development committee operate pursuant to charters that are broadly comparable to the form required by the NYSE rules. They report on a regular basis to, and are subject to, continuous oversight by the board of directors. For further information about the board's sub-committees, see the section The work of the board of directors.

Statoil complies with the NYSE rule regarding the obligation to have an audit committee that meets the requirements of Rule 10A-3 of the US Securities Exchange Act of 1934.

The members of Statoil's audit committee include an employee-elected director. Statoil relies on the exemption provided for in Rule 10A-3(b)(1)(iv)(C) from the independence requirements of the US Securities Exchange Act of 1934 with respect to the employee-elected director. Statoil does not believe that its reliance on this exemption will materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Rule 10A-3 relating to audit committees. The other members of the audit committee meet the independence requirements under Rule 10A-3.

Among other things, the audit committee evaluates the qualifications and independence of the company's external auditor. However, in accordance with Norwegian law, the auditor is elected by the annual general meeting of the company's shareholders.

Statoil does not have a nominating/corporate governance sub-committee formed from its board of directors. Instead, the roles prescribed for a nominating/corporate governance committee under the NYSE rules are principally carried out by the corporate assembly and the nomination committee which are elected by the general meeting of shareholders. NYSE rules require the compensation committee of US companies to comprise independent directors under the NYSE rules, recommend senior management remuneration and make a determination on the independence of advisors when engaging them. Statoil, as foreign private issuer, is exempt from complying with these rules and is permitted to follow its home country regulations. Statoil considers all its compensation committee members to be independent (under Statoil's framework which, as discussed above, is not identical to that of NYSE). Statoil's compensation committee makes recommendations to the board about management remuneration, including that of the CEO. The compensation committee assesses its own performance and has the authority to hire external advisors. The nomination committee, which is elected by the general meeting of shareholders, recommends to the corporate assembly the candidates and remuneration of the board of directors. Also, the nomination committee recommends to the general meeting of shareholders the candidates and remuneration of the corporate assembly and the nomination committee.

Shareholder approval of equity compensation plans
The NYSE rules require that, with limited exemptions, all equity compensation plans must be subject to a shareholder vote. Under Norwegian company law, although the issuance of shares and authority to buy back company shares must be approved by Statoil's annual general meeting of shareholders, the approval of equity compensation plans is normally reserved for the board of directors.

Deviations from the Code: None

3.2 BUSINESS

Statoil is an international energy company headquartered in Stavanger, Norway. The company has business operations in more than 30 countries and 20,245 employees worldwide. Statoil ASA is a public limited liability company organised under the laws of Norway and subject to the provisions of the Norwegian Public Limited Liability Companies Act. The Norwegian State is the largest shareholder in Statoil ASA, with a direct ownership interest of 67%. Statoil is the leading operator on the NCS and is also expanding its international activities.

Statoil is among the world's largest net sellers of crude oil and condensate and is the second-largest supplier of natural gas to the European market. Statoil also has substantial processing and refining operations, contributes to the development of new energy resources, has on-going offshore wind activities internationally and is at the forefront of the implementation of technology for carbon capture and storage (CCS).

Statoil's objective is defined in the articles of association (www.statoil.com/articlesofassociation). We shall, either on our own or through participation in or together with other companies, engage in exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy, as well as other business.

Statoil's vision is to "shape the future of energy". The board and the administration have formulated a corporate strategy to deliver on this vision. It has been translated into concrete objectives and targets to align strategy execution across the company.

To succeed going forward in turning our vision into reality, Statoil pursues a strategy around the following pillars:
- Norwegian continental shelf – Build on unique position to maximise and develop long-term value
- International Oil & Gas – Deepen core areas and develop growth options
- New Energy Solutions – Create a material new industrial position
- Midstream and Marketing – Secure premium market access and grow value creation through cycles

To enable successful execution of the strategy, safe and secure operations always comes first. Statoil will deliver through empowered people leveraging technology, digitalisation and innovation. Through stakeholder engagement, Statoil will build trust and respond actively to challenges and opportunities. In pursuing our vision and strategy, we are committed to the highest standard of governance and to cultivating a values-based performance culture that rewards exemplary ethical practices, respect for the environment and personal and corporate integrity. We believe that there is a link between high-quality governance and the creation of shareholder value.

Deviations from the Code: None

3.3 EQUITY AND DIVIDENDS

Shareholders' equity
The company's shareholders' equity at 31 December 2017 amounted to USD 39,861 million (excluding USD 24 million in non-controlling interest, minority interest), equivalent to 35.9% of the company's total assets. The board of directors considers this to be satisfactory given the company's requirement for financial robustness in relation to its expressed goals, strategy and risk profile.

Any increase of the company's share capital must be mandated by the general meeting. If a mandate was to be granted to the board of directors to increase the company's share capital, such mandate would be restricted to a defined purpose. If the general meeting is to consider mandates to the board of directors for the issue of shares for different purposes, each mandate would be considered separately by the general meeting.

Dividend policy
It is Statoil's ambition to grow the annual cash dividend, measured in USD per share, in line with long-term underlying earnings. Statoil announces dividends on a quarterly basis. The board approves first to

third quarter interim dividends based on an authorisation from the general meeting, while the annual general meeting approves the fourth quarter (and total annual) dividend based on a proposal from the board. When deciding the interim dividends and recommending the total annual dividend level, the board will take into consideration expected cash flow, capital expenditure plans, financing requirements and appropriate financial flexibility. In addition to cash dividend, Statoil might buy back shares as part of total distribution of capital to the shareholders.

The shareholders at the AGM may vote to reduce, but may not increase, the fourth quarter dividend proposed by the board of directors. Statoil announces dividend payments in connection with quarterly results. Payment of quarterly dividends is expected to take place approximately four months after the announcement of each quarterly dividend.

Statoil declares dividends in USD. Dividends in NOK per share will be calculated and communicated four business days after record date for shareholders at Oslo Børs.

The board of directors will propose to the annual general meeting a dividend of USD 0.23 per share for the fourth quarter of 2017.

Buy-back of own shares for subsequent annulment
In addition to a cash dividend, Statoil may buy back shares as part of the total distribution of capital to the shareholders. In order to be able to buy back shares the board of directors will need an authorisation from the general meeting. Such authorisation must be renewed on an annual basis. At the annual general meeting on 11 May 2017, the board of directors was authorised to acquire in the market, on behalf of the company, Statoil ASA shares with a nominal value of up to NOK 187,500,000. Within minimum and maximum prices of NOK 50 and NOK 500, respectively, the board of directors were authorised to decide at what price and at what time such acquisition should take place. Own shares acquired pursuant to this authorisation could only be used for annulment through a reduction of the company's share capital, pursuant to the Public Limited Companies Act section 12-1. It was also a precondition for the repurchase and the annulment of own shares that the Norwegian state's ownership interest in Statoil ASA was not changed. In order to achieve this, a proposal for the redemption of a proportion of the state's shares, so that the state's ownership interest in the company remains unchanged, would also be put forward at the later general meeting which was to decide the annulment of the repurchased shares. The authorisation remains valid until the next annual general meeting, but no longer than until 30 June 2018. As of 14 March 2018, the board of directors has not used this authorisation to buy back own shares for subsequent annulment.

Purchase of own shares for use in the share savings programme
Since 2004, Statoil has had a share savings plan for its employees. The purpose of this plan is to strengthen the business culture and encourage loyalty through employees becoming part-owners of the company. The annual general meeting annually authorises the board of directors to acquire Statoil shares in the market in order to continue implementation of the employees share savings plan. The authorisation remains valid until the next annual general meeting, but no longer than until 30 June the following year.

On 11 May 2017, the board was authorised on behalf of the company to acquire Statoil ASA shares for a total nominal value of up to NOK 35,000,000 for use in the share savings plan. This

authorisation remains valid until the next general meeting, but not beyond 30 June 2018.

Deviations from the Code: None

3.4 EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH CLOSE ASSOCIATES

Equal treatment of all shareholders is a core governance principle in Statoil. Statoil has one class of shares, and each share confers one vote at the general meeting. The articles of association contain no restrictions on voting rights and all shares have equal rights. The nominal value of each share is NOK 2.50. The repurchase of own shares for use in the share savings programme for employees (or, if applicable, for subsequent cancellation) is carried out through the Oslo Børs.

The Norwegian State as majority owner
The Norwegian State is the majority shareholder of Statoil and also holds major investments in other Norwegian companies. As of 31 December 2017 the Norwegian State had an ownership interest in Statoil of 67% (excluding Folketrygdfondet's (Norwegian national insurance fund) ownership interest of 3.3%). This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. All transactions are considered to be on an arm's length basis. The State's ownership interest in Statoil is managed by the Norwegian Ministry of Petroleum and Energy.

The Norwegian State's ownership policy is that the principles in the Norwegian Code of Practice for Corporate Governance will apply to state ownership and the Government has stated that it expects companies in which the State has ownership interests to adhere to the Code. The principles are presented in the State's annual ownership reports.

Contact between the State as owner and Statoil takes place in the same manner as for other institutional investors. In all matters in which the State acts in its capacity as shareholder, exchanges with the company are based on information that is available to all shareholders. We ensure that, in any interaction between the Norwegian State and Statoil, a distinction is drawn between the State's different roles.

The State has no appointed board members or members of the corporate assembly in Statoil. As majority shareholder, the State has appointed a member of Statoil's nomination committee.

Sale of the State's oil and gas
Pursuant to Statoil's articles of association, Statoil markets and sells the Norwegian State's share of oil and gas production from the Norwegian continental shelf together with its own production. The Norwegian State has a common ownership strategy aimed at maximising the total value of its ownership interests in Statoil and its own oil and gas interests. This is incorporated in the marketing instruction, which obliges Statoil, in its activities on the Norwegian continental shelf, to emphasise these overall interests in decisions

that may be of significance to the implementation of the sales arrangements.

The state-owned company Petoro AS handles commercial matters relating to the Norwegian State's direct involvement in petroleum activities on the Norwegian continental shelf and pertaining activities.

Other transactions
In relation to its ordinary business operations such as pipeline transport, gas storage and processing of petroleum products, Statoil also has regular transactions with certain entities in which Statoil has ownership interests. Such transactions are carried out on an arm's length basis.

Requirements for board members and management
It follows from our Code of Conduct, which applies to both management, employees and board members, that individuals must behave impartially in all business dealings and not give other companies, organisations or individuals improper advantages. The importance of openness is underlined, and any situations that might lead to an actual or perceived conflict of interest should be discussed with the individual's leader. All external directorships or other material assignments held or carried out by Statoil employees must be approved by Statoil.

The board's rules of procedures state that members of the board and the chief executive officer may not participate in the discussion or decision of issues which are of special personal importance to them, or to any closely-related party, so that the individual must be regarded as having a major personal or special financial interest in the matter. Each board member and the chief executive officer are individually responsible for ensuring that they are not disqualified from discussing any particular matter. Members of the board are obliged to disclose any interests they themselves or their closely-related parties may have in the outcome of a particular issue. The board must approve any agreement between the company and a member of the board or the chief executive officer. The board must also approve any agreement between the company and a third party in which a member of the board or the chief executive officer may have a special interest. Each member of the board shall also continually assess whether there are circumstances which could undermine the general confidence in the board member's independence. It is incumbent on each board member to be especially vigilant when making such assessments in connection with the board's handling of transactions, investments and strategic decisions. The board member shall immediately notify the chair of the board if such circumstances are present or arise and the chair of the board will determine how the matter will be dealt with.

Deviations from the Code: None

3.5 FREELY NEGOTIABLE SHARES
Statoil's primary listing is on the Oslo Børs. Our American Depositary Receipts (ADRs) are traded on the New York Stock Exchange. Each Statoil ADR represents one underlying ordinary share.

Statoil's articles of association contain no form of restriction on the negotiability of its shares and the shares and ADRs are freely negotiable.

Deviations from the Code: None

3.6 GENERAL MEETING OF SHAREHOLDERS
The general meeting of shareholders is Statoil's supreme corporate body. It serves as a democratic and effective forum for interaction between the company's shareholders, board of directors and management.

The next annual general meeting (AGM) is scheduled for 15 May 2018 in Stavanger, Norway, with simultaneous transmission by webcast through our website. The AGM is conducted in Norwegian, with simultaneous English translation during the webcast. At Statoil's AGM on 11 May 2017, 76.80% of the share capital was represented either by advance voting, in person or by proxy.

The main framework for convening and holding Statoil's AGM is as follows:
Pursuant to Statoil's articles of association, the AGM must be held by the end of June each year. Notice of the meeting and documents relating to the AGM are published on Statoil's website and notice is sent to all shareholders with known addresses at least 21 days prior to the meeting. All shareholders who are registered in the Norwegian Central Securities Depository (VPS) will receive an invitation to the AGM. Other documents relating to Statoil's AGMs will be made available on Statoil's website. A shareholder may nevertheless request that documents that relate to matters to be dealt with at the AGM be sent to him/her.

Shareholders are entitled to have their proposals dealt with at the AGM if the proposal has been submitted in writing to the board of directors in sufficient time to enable it to be included in the notice of meeting, i.e. no later than 28 days before the meeting. Shareholders who are unable to attend may vote by proxy.

As described in the notice of the general meeting, shareholders may vote in writing, including through electronic communication, for a period before the general meeting.

The AGM is normally opened and chaired by the chair of the corporate assembly. If there is a dispute concerning individual matters and the chair of the corporate assembly belongs to one of the disputing parties, or is for some other reason not perceived as being impartial, another person will be appointed to chair the AGM. This is in order to ensure impartiality in relation to the matters to be considered. As Statoil has a large number of shareholders with a wide geographic distribution, Statoil offers shareholders the opportunity to follow the AGM by webcast.

The following matters are decided at the AGM:
- Approval of the board of directors' report, the financial statements and any dividend proposed by the board of directors and recommended by the corporate assembly
- Election of the shareholders' representatives to the corporate assembly and approval of the corporate assembly's fees
- Election of the nomination committee and approval of the nomination committee's fees
- Election of the external auditor and approval of the auditor's fee
- Any other matters listed in the notice convening the AGM

All shares carry an equal right to vote at general meetings. Resolutions at general meetings are normally passed by simple majority. However, Norwegian company law requires a qualified majority for certain resolutions, including resolutions to waive preferential rights in connection with any share issue, approval of a merger or demerger, amendment of the articles of association or authorisation to increase or reduce the share capital. Such matters require the approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at the general meeting.

If shares are registered by a nominee in the Norwegian Central Securities Depositary (VPS), cf. section 4-10 of the Norwegian Public Limited Liability Companies Act, and the beneficial shareholder wants to vote for their shares, the beneficial shareholder must re-register the shares in a separate VPS account in their own name prior to the general meeting. If the holder can prove that such steps have been taken and that the holder has a de facto shareholder interest in the company, the company will allow the shareholder to vote for the shares. Decisions regarding voting rights for shareholders and proxy holders are made by the person opening the meeting, whose decisions may be reversed by the general meeting by simple majority vote.

The minutes of the AGM are made available on Statoil's website immediately after the AGM.

As regards to extraordinary general meetings (EGM), an EGM will be held in order to consider and decide a specific matter if demanded by the corporate assembly, the chair of the corporate assembly, the auditor or shareholders representing at least 5% of the share capital. The board must ensure that an EGM is held within a month of such demand being submitted.

In the following, certain types of resolutions by the general meeting of shareholders are outlined:

New share issues
If Statoil issues any new shares, including bonus shares, the articles of association must be amended. This requires the same majority as other amendments to the articles of association. In addition, under Norwegian law, the shareholders have a preferential right to subscribe for new shares issued by Statoil. The preferential right to subscribe for an issue may be waived by a resolution of a general meeting passed by the same percentage majority as required to approve amendments to the articles of association. The general meeting may, with a majority as described above, authorise the board of directors to issue new shares, and to waive the preferential rights of shareholders in connection with such share issues. Such authorisation may be effective for a maximum of two years, and the par value of the shares to be issued may not exceed 50% of the nominal share capital when the authorisation was granted.

The issuing of shares through the exercise of preferential rights to holders who are citizens or residents of the USA may require Statoil to file a registration statement in the USA under US securities laws. If Statoil decides not to file a registration statement, these holders may not be able to exercise their preferential rights.

Right of redemption and repurchase of shares
Statoil's articles of association do not authorise the redemption of shares. In the absence of authorisation, the redemption of shares may nonetheless be decided upon by a general meeting of shareholders by a two-thirds majority on certain conditions. However, such share redemption would, for all practical purposes, depend on the consent of all shareholders whose shares are redeemed.

A Norwegian company may purchase its own shares if authorisation to do so has been granted by a general meeting with the approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at the general meeting. The aggregate par value of such treasury shares held by the company must not exceed 10% of the company's share capital, and treasury shares may only be acquired if, according to the most recently adopted balance sheet, the company's distributable equity exceeds the consideration to be paid for the shares. Pursuant to Norwegian law, authorisation by the general meeting cannot be granted for a period exceeding 18 months.

Distribution of assets on liquidation
Under Norwegian law, a company may be wound up by a resolution of the company's shareholders at a general meeting passed by both a two-thirds majority of the aggregate votes cast and a two-thirds majority of the aggregate share capital represented at the general meeting. The shares are ranked equally in the event of a return on capital by the company upon winding up or otherwise.

Deviations from the Code:
The Code recommends that the board of directors, the nomination committee and the company's auditor are present at the general meetings. Statoil has not deemed it necessary to require the presence of all members of the board of directors and the nomination committee. The chair of the board, our external auditor, the chair of the nomination committee, as well as the chair of the corporate assembly, the CEO and other members of management, are, however, always present at general meetings.

3.7 NOMINATION COMMITTEE
Pursuant to Statoil's articles of association, the nomination committee shall consist of four members who are shareholders or representatives of shareholders. The duties of the nomination committee are set forth in the articles of association, and the instructions for the committee are adopted by the general meeting of shareholders.

The duties of the nomination committee are to submit recommendations to:
- The annual general meeting for the election of shareholder-elected members and deputy members of the corporate assembly, and the remuneration of members of the corporate assembly
- The annual general meeting for the election and remuneration of members of the nomination committee
- The corporate assembly for the election of shareholder-elected members of the board of directors and remuneration of the members of the board of directors and
- The corporate assembly for the election of the chair and deputy chair of the corporate assembly

The nomination committee would like to ensure that the shareholders' views are taken into consideration when candidates to the governing bodies of Statoil ASA are proposed. The nomination committee invites in writing Statoil's largest shareholders to propose shareholder-elected candidates of the corporate assembly and the board of directors, as well as members of the nomination committee. The shareholders are also invited to provide input to the nomination committee in respect of the composition and competence of Statoil's governing bodies in light of Statoil's strategies and challenges going forward. The deadline for providing input is normally set to early January in order to secure that the response is taken into account in the upcoming nominations. In addition, all shareholders have an opportunity to submit proposals through an electronic mailbox as described on Statoil's website. In the board nomination process, the board shares with the nomination committee the results from the annual, normally externally facilitated board evaluation with input from both management and the board. Separate meetings are held between the nomination committee and each board member, including employee-elected board members. The chair of the board and the chief executive officer are invited, without having the right to vote, to attend at least one meeting of the nomination committee before it makes its final recommendations. The committee regularly utilises external expertise in its work.

The members of the nomination committee are elected by the annual general meeting. The chair of the nomination committee and one other member are elected from among the shareholder-elected members of the corporate assembly. Members of the nomination committee are normally elected for a term of two years.

Personal deputy members for one or more of the nomination committee's members may be elected in accordance with the same criteria as described above. A deputy member normally only meets for the permanent member if the appointment of that member terminates before the term of office has expired.

Statoil's nomination committee consists of the following members as per 31 December 2017 and are elected for the period up to the annual general meeting in 2018:
- Tone Lunde Bakker (chair), General Manager, Swedbank Norge (also chair of Statoil's corporate assembly)
- Tom Rathke, Advisor to the CEO of DNB ASA
- Elisabeth Berge, Secretary General, Norwegian Ministry of Petroleum and Energy (personal deputy for Elisabeth Berge is

Bjørn Ståle Haavik, Director, Department of Economic and Administrative Affairs, at the Norwegian Ministry of Petroleum and Energy)
- Jarle Roth, CEO of Arendals Fossekompani ASA (also a member of Statoil's corporate assembly)

The board considers all members of the nomination committee to be independent of Statoil's management and board of directors. The general meeting decides the remuneration of the nomination committee.

The nomination committee held 14 ordinary meetings and 2 telephone meetings in 2017.

The instructions for the nomination committee are available at www.statoil.com/nominationcommittee.

Deviations from the Code: None

3.8 CORPORATE ASSEMBLY, BOARD OF DIRECTORS AND MANAGEMENT

Corporate assembly

Pursuant to the Norwegian Public Limited Liability Companies Act, companies with more than 200 employees must elect a corporate assembly unless otherwise agreed between the company and a majority of its employees.

In accordance with Statoil's articles of association, the corporate assembly normally consists of 18 members, 12 of whom (with four deputy members) are nominated by the nomination committee and elected by the annual general meeting. They represent a broad cross-section of the company's shareholders and stakeholders. Six members, with deputy members, and three observers are elected by and among our employees. Such employees are non-executive personnel. The corporate assembly elects its own chair and deputy chair from and among its members.

Members of the corporate assembly are normally elected for a term of two years. Members of the board of directors and management cannot be members of the corporate assembly, but they are entitled to attend and to speak at meetings of the corporate assembly unless the corporate assembly decides otherwise in individual cases. All members of the corporate assembly live in Norway. Members of the corporate assembly do not have service contracts with the company or its subsidiaries providing for benefits upon termination of office.

An overview of the members and observers of the corporate assembly as of 31 December 2017 follows below.

Name	Occupation	Place of residence	Year of birth	Position	Family relations to corporate executive committee, board or corporate assembly members	Share ownership for members as of 31.12.2017	Share ownership for members as of 14.03.2018	First time elected	Expiration date of current term
Tone Lunde Bakker	General Manager Swedbank Norge	Oslo	1962	Chair, Shareholder-elected	No	0	0	2014	2018
Nils Bastiansen	Executive director of equities in Folketrygdfondet	Oslo	1960	Deputy chair, Shareholder-elected	No	0	0	2016	2018
Jarle Roth	CEO, Arendals Fossekompani ASA	Bærum	1960	Shareholder-elected	No	43	43	2016	2018
Greger Mannsverk	Managing director, Kimek AS	Kirkenes	1961	Shareholder-elected	No	0	0	2002	2018
Steinar Olsen	CEO, Jemso A/S	Stavanger	1949	Shareholder-elected	No	0	0	2007	2018
Kathrine Næss	Plant manager at the aluminium smelter at Alcoa Mosjøen	Mosjøen	1979	Shareholder-elected	No	0	0	2016	2018
Ingvald Strømmen	Professor at the Faculty of Engineering at Norwegian University of Science and Technology	Ranheim	1950	Shareholder-elected	No	0	0	2006	2018
Rune Bjerke	President and CEO, DNB ASA	Oslo	1960	Shareholder-elected	No	0	0	2007	2018
Birgitte Ringstad Vartdal	CEO of Golden Ocean Management AS, managing the dry bulk shipping company Golden Ocean Group Ltd	Oslo	1977	Shareholder-elected	No	0	0	2016	2018
Siri Kalvig	Associate professor, University of Stavanger	Stavanger	1970	Shareholder-elected	No	0	0	2010	2018
Terje Venold	Independent advisor with various directorships	Bærum	1950	Shareholder-elected	No	544	544	2014	2018
Kjersti Kleven	Co-owner of John Kleven AS	Ulsteinvik	1967	Shareholder-elected	No	0	0	2014	2018
Steinar Kåre Dale	Union representative, NITO, SR Analyst. Prin Analyst IT Infrastr.	Mongstad	1961	Employee-elected	No	2072	2351	2013	2019
Anne K.S. Horneland	Union representative, Industri Energi. Employee Representative RIR.	Hafrsfjord	1956	Employee-elected	No	5722	6049	2006	2019
Hilde Møllerstad	Union representative, Tekna. Proj Leader Petech.	Oslo	1966	Employee-elected	No	3642	4091	2013	2019
Terje Enes	Union representative, SAFE. Discipl Resp Maint Mech.	Stavanger	1958	Employee-elected	No	2464	2674	2017	2019
Lars Olav Grøvik	Union representative, Tekna. Advisor Petech.	Bergen	1961	Employee-elected	No	5775	6172	2017	2019
Dag-Rune Dale	Union representative, Industri Energi, Safety officer. Employee representative O&M.	Kollsnes	1963	Employee-elected	No	3918	4179	2017	2019
Per Helge Ødegård	Union representative, Lederne. Discipl resp operation process.	Porsgrunn	1963	Employee-elected, observer	No	554	425	1994	2019
Sun Lehmann	Union representative, Tekna. Leading Engineer IT.	Trondheim	1972	Employee-elected, observer	No	4383	4756	2015	2019
Dag Unnar Mongstad	Union representative, Industri Energi. Operator Ops Labratory.	Bergen	1954	Employee-elected, observer	No	1722	1745	2017	2019
Total						30,839	33,029		

An election of the employee-elected members of the corporate assembly was held early 2017. As of 26 April 2017, Terje Enes and Lars Olav Grøvik were elected as new members. Dag-Rune Dale became a new member and Dag Unnar Mongstad became a new observer in June 2017 replacing former corporate assembly member Per Martin Labråten who was elected as a new board member. Tove Bjordal, Peter B. Sabel, Thor-Ole Vågene, Mina Helene Aase, Kine Merethe Pedersen, Katrine Knarvik-Skogstø and Jan-Eirik Feste (Feste from the former position as member) were elected as new deputy members.

The number of deputy members for the employee-elected members of the corporate assembly was also reduced from 11 to 10 as a result of Per Martin Labråten's election to the board of directors.

The duties of the corporate assembly are defined in section 6-37 of the Norwegian Public Limited Liability Companies Act. The corporate assembly elects the board of directors and the chair of the board and can vote separately on each nominated candidate. Its responsibilities also include overseeing the board and the CEO's management of the company, making decisions on investments of considerable magnitude in relation to the company's resources, and making decisions involving the rationalisation or reorganisation of operations that will entail major changes in or reallocation of the workforce.

Statoil's corporate assembly held four ordinary meetings in 2017. The chair of the board participated at all four meetings, and the CEO at three meetings (with the CFO acting on his behalf at one meeting). Other members of management were also present at the meetings.

The procedure for the work of the corporate assembly, as well as an updated overview of its members, is available at www.statoil.com/corporateassembly.

Board of directors

Pursuant to Statoil's articles of association, the board of directors consists of between nine and 11 members elected by the corporate assembly. The chair of the board and the deputy chair of the board are also elected by the corporate assembly. At present, Statoil's board of directors consists of 10 members. As required by Norwegian company law, the company's employees are represented by three board members.

The employee-elected board members, but not the shareholder-elected board members, have three deputy members who attend board meetings in the event an employee-elected member of the board is unable to attend. The management is not represented on the board of directors. Members of the board are elected for a term of up to two years, normally for one year at a time. There are no board member service contracts that provide for benefits upon termination of office.

The board considers its composition to be diverse and competent with respect to the expertise, capacity and diversity appropriate to attend to the company's goals, main challenges, and the common interest of all shareholders. The board also deems its composition to be made up of individuals who are willing and able to work as a team, resulting in the board working effectively as a collegiate body. At least one board member qualifies as "audit committee financial expert", as defined in the US Securities and Exchange Commission requirements. Statoil's board of directors has determined that, in its judgment, all the shareholder representatives on the board are considered independent. Four board members are women and three board members are non-Norwegians resident outside of Norway.

The board held eight ordinary board meetings and three extraordinary meetings in 2017. Average attendance at these board meetings was 95,41%.

Further information about the members of the board and its sub-committees, including information about expertise, experience, other directorships, independence, share ownership and loans, is available below as well as on our website at www.statoil.com/board which is regularly updated.

Members of the board of directors as of 31 December 2017:



Jon Erik Reinhardsen
Born: 1956
Position: Shareholder-elected chair of the board and chair of the board's compensation and executive development committee.
Term of office: Chair of the board of Statoil ASA since 1 September 2017. Up for election in 2018.
Independent: Yes
Other directorships: Member of the board of directors of Oceaneering International, Inc., Borregaard ASA, Telenor ASA and Awilhelmsen AS.
Number of shares in Statoil ASA as of 31 December 2017: 2,558
Loans from Statoil: None
Experience: Reinhardsen was the Chief Executive Officer of Petroleum Geo-Services (PGS) from 2008 – August 2017. PGS delivers global geophysical- and reservoir services. The company has its headquarters in Oslo and offices in 17 countries with approximately 1,800 employees. In the period 2005 – 2008 Reinhardsen was President Growth, Primary Products in the international aluminium company Alcoa Inc. with headquarters in the US, and he was in this period based in New York.
From 1983 to 2005, Reinhardsen held various positions in the Aker Kværner group, including Group Executive Vice President of Aker Kværner ASA, Deputy Chief Executive Officer and Executive Vice President of Aker Kværner Oil & Gas AS in Houston and Executive Vice President in Aker Maritime ASA.
Education: Reinhardsen has a Master's Degree in Applied Mathematics and Geophysics from the University of Bergen. He has also attended the International Executive Program at the Institute for Management Development (IMD) in Lausanne, Switzerland.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2017 Reinhardsen participated in three ordinary board meetings, two extraordinary board meetings, two meetings of

the compensation and executive development committee and one meeting of the audit committee. Reinhardsen is a Norwegian citizen and resident in Norway.



Roy Franklin
Born: 1953
Position: Shareholder-elected deputy chair of the board, chair of the board's safety, sustainability and ethics committee and member of the board's audit committee.
Term of office: Board member and deputy chair of the board of Statoil ASA since 1 July 2015. Franklin was also previously a member of the board of StatoilHydro from October 2007 and Statoil from November 2009 until June 2013. Chair of the board's safety, sustainability and ethics committee and member of the board's audit committee. Up for election in 2018.
Independent: Yes
Other directorships: Non-executive chair of the boards of Premier Oil plc, Cuadrilla Resources Holdings Limited, a privately held UK company focusing on unconventional energy sources and Eregean Israel Ltd., a private company focused on gas development offshore Israel. Board member of the private equity firm Kerogen Capital Ltd and the Aberdeen-based international engineering company Wood plc.
Number of shares in Statoil ASA as of 31 December 2017: None
Loans from Statoil ASA: None
Experience: Franklin has broad oil and gas experience from management positions in several countries, including positions with BP, Paladin Resources plc and Clyde Petroleum plc.
Education: Franklin has a Bachelor of Science in Geology from the University of Southampton, UK.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2017, Franklin participated in eight ordinary board meetings, two extraordinary board meetings, one meeting in the compensation and executive development committee, six meetings of the audit committee and five meetings of the safety, sustainability and ethics committee. Franklin is a UK citizen and resident in UK.



Bjørn Tore Godal
Born: 1945
Position: Shareholder-elected member of the board, the board's compensation and executive development committee and the board's safety, sustainability and ethics committee.
Term of office: Member of the board of Statoil ASA since 1 September 2010. Up for election in 2018.
Independent: Yes
Other directorships: Vice chair of the board of the Fridtjof Nansen Institute (FNI).
Number of shares in Statoil ASA as of 31 December 2017: None
Loans from Statoil ASA: None
Experience: Godal was a member of the Norwegian parliament for 15 years during the period 1986-2001. At various times, he served as minister for trade and shipping, minister for defense and minister of foreign affairs for a total of eight years between 1991 and 2001. From 2007-2010, Godal was special adviser for international energy and climate issues at the Norwegian Ministry of Foreign Affairs. From 2003-2007, Godal was Norway's ambassador to Germany and from 2002-2003 he was senior adviser at the department of political science at the University of Oslo. From 2014-2016, Godal led a government-appointed committee responsible for the evaluation of the civil and military contribution from Norway in Afghanistan in the period 2001 - 2014.
Education: Godal has a bachelor of arts degree in political science, history and sociology from the University of Oslo.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2017, Godal participated in eight ordinary board meetings, three extraordinary board meetings, six meetings of the compensation and executive development committee and five meetings of the safety, sustainability and ethics committee. Godal is a Norwegian citizen and resident in Norway.



Maria Johanna Oudeman
Born: 1958
Position: Shareholder-elected member of the board and member of the board's compensation and executive development committee.
Term of office: Member of the board of Statoil ASA since 15 September 2012. Up for election in 2018.
Independent: Yes
Other directorships: Oudeman is a member of the boards of Het Concertgebouw, Rijksmuseum, Solvay SA, SHV Holdings NV and Aalberts Industries NV.
Number of shares in Statoil ASA as of 31 December 2017: None
Loans from Statoil: None
Experience: Oudeman was the President of Utrecht University in the Netherlands, one of Europe's leading universities, until June 2017. From 2010 to 2013, Oudeman was a member of the Executive Committee of Akzo Nobel, responsible for HR and Organisational Development. Akzo Nobel is the world's largest paint and coatings company and major producer of specialty chemicals, with operations in more than 80 countries. Before joining Akzo Nobel, she was Executive Director Strip Products Division at Corus Group, now Tata Steel Europe. Oudeman has extensive experience as a line manager in the steel industry and considerable international business experience.
Education: Oudeman has a law degree from Rijksuniversiteit Groningen in the Netherlands and an MBA in business administration from the University of Rochester, New York, USA and Erasmus University, Rotterdam, the Netherlands.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2017, Oudeman participated in eight ordinary board meetings, three extraordinary board meetings and six meetings of the compensation and executive development committee. Oudeman is a Dutch citizen and resident in the Netherlands.



Rebekka Glasser Herlofsen
Born: 1970
Position: Shareholder-elected member of the board and the board's audit committee.
Term of office: Member of the board of Statoil ASA since 19 March 2015. Up for election in 2018.
Independent: Yes
Other directorships: None
Number of shares in Statoil ASA as of 31 December 2017: None
Loans from Statoil: None
Experience: In April 2017 Herlofsen took on a new position as Chief Financial Officer in Wallenius Willhelmsen Logistics ASA, an international shipping company. Before joining WWL ASA she was the Chief Financial Officer in the shipping company Torvald Klaveness since 2012. She has broad financial and strategic experience from several corporations and board directorships. Herlofsen's professional career began in the Nordic Investment Bank, Enskilda Securities, where she worked with corporate finance from 1995 to 1999 in Oslo and London. During the next ten years Herlofsen worked in the Norwegian shipping company Bergesen d.y. ASA (later BW Group). During her period with Bergesen d.y. ASA/BW Group Herlofsen held leading positions within M&A, strategy and corporate planning and was part of the group management team.
Education: MSc in Economics and Business Administration (Siviløkonom) and Certified Financial Analyst Programme (AFA), the Norwegian School of Economics (NHH). Breakthrough Programme for Top Executives at IMD business school, Switzerland.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2017, Herlofsen participated in eight ordinary board meetings, three extraordinary board meeting and six meetings of the audit committee. Herlofsen is a Norwegian citizen and resident in Norway.



Wenche Agerup
Born: 1964
Position: Shareholder-elected member of the board, the board's compensation and executive development committee and the board's safety, sustainability and ethics committee.
Term of office: Member of the board of Statoil ASA since 21 August 2015. Up for election in 2018.
Independent: Yes
Other directorships: Agerup is a member of the board of the seismic company TGS ASA and a member of Det Norske Veritas Council and its nomination committee.
Number of shares in Statoil ASA as of 31 December 2017: 2,650
Loans from Statoil: None
Experience: Agerup is an Executive Vice President (Corporate Affairs) and General Counsel in Telenor ASA. Agerup was the Executive Vice President for Corporate Staffs and the General Counsel of Norsk Hydro ASA from 2010 to 31 December 2014. She has held various executive roles in Hydro since 1997, including within the company's M&A-activities, the business area Alumina, Bauxite and Energy, as a plant manager at Hydro's metal plant in Årdal and as a project director for a Joint Venture in Australia where Hydro cooperated with the Australian listed company UMC.
Education: MA in Law from the University of Oslo, Norway (1989) and a Master of Business Administration from Babson College, USA (1991).
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2017, Agerup participated in eight ordinary board meetings, three extraordinary board meetings, six meetings of the compensation and executive development committee and four meetings of the safety, sustainability and ethics committee. Agerup is a Norwegian citizen and resident in Norway.



Jeroen van der Veer
Born: 1947
Position: Shareholder-elected member of the board and chair of the board's audit committee.

Term of office: Member of the board of Statoil ASA since 18 March 2016. Up for election in 2018.
Independent: Yes
Other directorships: van der Veer is the chair of the supervisory boards of ING Bank NV and Royal Philips Electronics, chair of the supervisory council of Technical University of Delft and Platform Beta Techniek, chair of the advisory board of the Rotterdam Climate Initiative as well as a board member in Boskalis Westminster Groep NV and Het Concertgebouw.
Number of shares in Statoil ASA as of 31 December 2017: None
Loans from Statoil: None
Experience: van der Veer was the Chief Executive Officer in the international oil and gas company Royal Dutch Shell Plc (Shell) in the period 2004 to 2009 when he retired. van der Veer thereafter continued as a non-executive director on the board of Shell until 2013. He started to work for Shell in 1971 and has experience within all sectors of the business and has significant competence within corporate governance.
Education: van der Veer has a degree in Mechanical Engineering (MSc) from Delft University of Technology, Netherlands and a degree in Economics (MSc) from Erasmus University, Rotterdam, Netherlands. Since 2005 he holds an honorary doctorate from the University of Port Harcourt, Nigeria.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.
Other matters: In 2017, van der Veer participated in seven ordinary board meetings, two extraordinary board meetings and six meetings of the audit committee. van der Veer is a Dutch citizen and resident in the Netherlands



Per Martin Labråten
Born: 1961
Position: Employee-elected member of the board and member of the board's safety, sustainability and ethics committee.
Term of office: Member of the board of Statoil ASA since 8 June 2017. Up for election in 2019.
Independent: No
Other directorships: Labråten is a member of the executive committee of the Industry Energy (IE) trade union and holds a number of offices as a result of this.
Number of shares in Statoil ASA as of 31 December 2017: 1,343
Loans from Statoil: None
Experience: Labråten has worked as a process technician at the petrochemical plant on Oseberg field in the North Sea. Labråten is now a full-time employee representative as the leader of IE Statoil branch.
Education: Labråten has a craft certificate as a process/chemistry worker.
Family relations: No family relations to other members of the board, members of the corporate executive committee or the corporate assembly.

Other matters: In 2017, Labråten participated in four ordinary board meetings, one extraordinary board meeting and one meeting of the safety, sustainability and ethics committee. Labråten is a Norwegian citizen and resident in Norway.



Ingrid Elisabeth di Valerio
Born: 1964
Position: Employee-elected member of the board and member of the board's audit committee.
Term of office: Member of the board of Statoil ASA since 1 July 2013. Up for election in 2019.
Independent: No
Other directorships: Board member of Tekna's central nomination committee.
Number of shares held in Statoil ASA as of 31 December 2017: 4,471
Loans from Statoil: None
Experience: di Valerio has been employed by Statoil since 2005, and works within materials discipline for Technology, Projects & Drilling. di Valerio was the union Tekna's main representative in Statoil from 2008 to 2013. She also sat on Tekna's central committee from 2005 to 2013.
Education: Chartered engineer (mathematics and physics) from the Norwegian University of Science and Technology in Trondheim (NTNU).
Familiy relations: No family relationships to other board members, members of the corporate executive committee or the corporate assembly.
Other matters: In 2017, di Valerio participated in eight ordinary board meetings, three extraordinary board meetings and six meetings of the audit committee. di Valerio is a Norwegian citizen and resident in Norway.



Stig Lægreid
Born: 1963
Position: Employee-elected member of the board and member of the board's safety, sustainability and ethics committee.
Term of office: Member of the board of Statoil ASA since 1 July 2013. Up for election in 2019.
Independent: No
Other directorships: Member of The Norwegian society for Engineers and Technologists' (NITO) negotiation committee for private sector.
Number of shares held in Statoil ASA as of 31 December 2017: 1,975
Loans from Statoil: None
Experience: Employed in ÅSV and Norsk Hydro since 1985. Mainly occupied as project engineer and constructor for production of primary metals until 2005 and from 2005 as weight estimator for platform design. He is now a full-time employee representative as the leader of the union NITO, Statoil.
Education: Bachelor degree, mechanical construction from OIH.
Family relations: No family relationships to other board members, members of the corporate executive committee or the corporate assembly.
Other matters: In 2017, Lægreid participated in eight ordinary board meetings, three extraordinary board meetings and five meetings of the safety, sustainability and ethics committee. Lægreid is a Norwegian citizen and resident in Norway.

The most recent changes to the composition of the board of directors was the election of Jon Erik Reinhardsen as the new shareholder-elected chair effective as of 1 September 2017 after the former shareholder-elected chair Øystein Løseth resigned effective as of 30 June 2017. Deputy chair Roy Franklin acted as chair of the board between 1 July and 31 August 2017. Employee-elected member Per Martin Labråten was elected as of 8 June 2017, replacing Lill Heidi Bakkerud. Reinhardsen replaced Løseth as chair of the board's compensation and executive development committee as per 5 September 2017.

Management

The president and CEO has overall responsibility for day-to-day operations in Statoil and appoints the corporate executive committee (CEC). The president and CEO is responsible for developing Statoil's business strategy and presenting it to the board of directors for decision, for the execution of the business strategy and for cultivating a performance-driven, values-based culture.

Members of the CEC have a collective duty to safeguard and promote Statoil's corporate interests and to provide the president and CEO with the best possible basis for deciding the company's direction, making decisions and executing and following up business activities. In addition, each of the CEC members is head of a separate business area or staff function.

Members of Statoil's corporate executive committee as of 31 December 2017:



Eldar Sætre,
President and CEO

Eldar Sætre
Born: 1956
Position: President and chief executive officer (CEO) of Statoil ASA since 15 October 2014.
External offices: Member of the board of Strømberg Gruppen AS and Trucknor AS.
Number of shares in Statoil ASA as of 31 December 2017: 56,896
Loans from Statoil: None
Experience: Sætre joined Statoil in 1980. Executive vice president and CFO from October 2003 until December 2010. Executive vice president for Marketing, Midstream and Processing (MMP) from 2011 until 2014.
Education: MA in business economics from the Norwegian School of Economics and Business Administration (NHH).
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Sætre is a Norwegian citizen and resident in Norway.



Hans Jakob Hegge,
Chief financial
officer (CFO)

Hans Jakob Hegge
Born: 1969
Position: Executive vice president and chief financial officer (CFO) of Statoil ASA since 1 August 2015.
External offices: None
Number of shares in Statoil ASA as of 31 December 2017: 32,104
Loans from Statoil: None
Experience: Hegge has held several managerial positions in Statoil, including senior vice president (SVP) for Operations North in Development & Production Norway (DPN) (2013-2015), SVP for Operations East (2011-2013) in DPN, SVP for Operational Development in DPN (2009-2011) and SVP for Global Business Services in Chief Financial Officer area (CFO) (2005-2009). From 1995 to 2004 he held various positions in DPN, Natural Gas business area and corporate functions in Statoil.
Education: Master of Science degree from the Norwegian School of Economics and Business Administration (NHH).
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Hegge is a Norwegian citizen and resident in Norway.



Jannicke Nilsson
Chief operating officer (COO)

Jannicke Nilsson
Born: 1965
Position: Executive vice president and chief operating officer (COO) of Statoil ASA since 1 December 2016.
External offices: Member of the board of Odfjell SE
Number of shares in Statoil ASA as of 31 December 2017: 38,491
Loans from Statoil: None
Experience: Jannicke Nilsson joined Statoil in 1999 and has held a number of central management positions within upstream operations Norway, including senior vice president for Technical Excellence in Technology, Projects & Drilling, senior vice president for Operations North Sea, vice president for modifications and project portfolio Bergen and platform manager at Oseberg South. In August 2013,

she was appointed programme leader for Statoil technical efficiency programme (STEP), responsible for a project portfolio delivering yearly efficiency gains of 3.2 billion USD from 2016.

Education: MSc in cybernetics and process automation and a BSc in automation from the Rogaland Regional College/University of Stavanger.

Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.

Other matters: Nilsson is a Norwegian citizen and resident in Norway.



Lars Christian Bacher,
Executive vice president Development
& Production International (DPI)

Lars Christian Bacher

Born: 1964

Position: Executive vice president Development & Production International (DPI) of Statoil ASA since 1 September 2012.

External offices: None

Number of shares in Statoil ASA as of 31 December 2017: 23,309

Loans from Statoil ASA: None

Experience: Bacher joined Statoil in 1991 and has held a number of leading positions in Statoil, including that of platform manager on the Norne and Statfjord fields on the Norwegian continental shelf. He was in charge of the merger process involving the offshore installations of Norsk Hydro and Statoil. Bacher has also been senior vice president for Gullfaks operations and subsequently for the Tampen area. His most recent position, which he held from September 2009, was as senior vice president for Statoil's Canadian operations within DPI.

Education: Master of science in chemical engineering from the Norwegian Institute of Technology (NTH). He also holds a business degree in Finance from the Norwegian School of Economics and Business Administration (NHH).

Family relations: No family relations to other members of the corporate executive committee, the board of directors or the corporate assembly.

Other matters: Bacher is a Norwegian citizen and resident in Norway.



Torgrim Reitan,
Executive vice president Development
& Production USA (DPUSA)

Torgrim Reitan

Born: 1969

Position: Executive vice president Development & Production USA (DPUSA) of Statoil ASA since 1 August 2015.

External offices: None

Number of shares in Statoil ASA as of 31 December 2017: 36,235

Loans from Statoil: None

Experience: From 1 January 2011 to 1 August 2015 Reitan held the position as executive vice president and chief financial officer of Statoil (CFO). He has held several managerial positions in Statoil, including senior vice president (SVP) in trading and operations in the Natural Gas business area (2009 - 2010), SVP in performance management and analysis (2007 - 2009) and SVP in performance management, tax and M&A (2005 - 2007). From 1995 to 2004, Reitan held various positions in the Natural Gas business area and corporate functions in Statoil.

Education: Master of science degree from the Norwegian School of Economics and Business Administration (Siviløkonom) (NHH).

Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.

Other matters: Reitan is a Norwegian citizen and resident in the United States.



John Knight,
Executive vice president
Global Strategy & Business
Development (GSB)

John Knight

Born: 1958

Position: Executive vice president Global Strategy & Business Development (GSB) of Statoil ASA since 1 January 2011.

External offices: Member on the advisory board of the Columbia University Center on Global Energy Policy in New York and member of the advisory board of Lloyd's Register. Chair of ONS 18 Conference Committee in Stavanger, Norway.

Numbers of shares in Statoil ASA as of 31 December 2017: 109,901

Loans from Statoil ASA: None

Experience: Knight held several central managerial positions in International Operations in Statoil since 2002, mainly in business development. Between 1987 and 2002, Knight held various

positions in energy investment banking. From 1977 to 1987, he qualified and worked as a barrister/lawyer, and was employed by Shell Petroleum in London during the period 1980-1987.
Education: Knight has first and post-graduate degrees in law from Cambridge University and the Inns of Court School of Law in London.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Knight is a British citizen and resident in England.



Tim Dodson.
Executive vice president, Exploration (EXP)

Tim Dodson
Born: 1959
Position: Executive vice president Exploration (EXP) of Statoil ASA since 1 January 2011.
External offices: None
Number of shares in Statoil ASA as of 31 December 2017: 34,425
Loans from Statoil ASA: None
Experience: Dodson has worked in Statoil since 1985 and held central management positions in the company, including the positions of senior vice president for Global Exploration, Exploration & Production Norway and the Technology arena.
Education: Bachelor's degree of science in geology and geography from the University of Keele.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Dodson is a British citizen and resident in Norway.



Margareth Øvrum.
Executive vice president Technology, Projects & Drilling (TPD)

Margareth Øvrum
Born: 1958
Position: Executive vice president Technology, Projects & Drilling (TPD) of Statoil ASA since September 2004.
External offices: Member of the board of Alfa Laval (Sweden) and FMC Corporation (US).
Number of shares in Statoil ASA as of 31 December 2017: 56,125
Loans from Statoil: None
Experience: Øvrum has worked for Statoil since 1982 and has held central management positions in the company, including the position of executive vice president for Health, Safety and the Environment and executive vice president for Technology & Projects. Øvrum was the company's first female platform manager, on the Gullfaks field. She was senior vice president for operations for Veslefrikk and vice president of Operations Support for the Norwegian continental shelf.
Education: Master's degree in engineering (sivilingeniør) from the Norwegian Institute of Technology (NTH), specialising in technical physics.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Øvrum is a Norwegian citizen and resident in Norway.



Arne Sigve Nylund,
Executive vice president Development & Production Norway (DPN)

Arne Sigve Nylund
Born: 1960
Position: Executive vice president Development & Production Norway (DPN) of Statoil ASA since 1 January 2014.
External offices: Member of the board of directors of The Norwegian Oil & Gas Association (Norsk Olje & Gass).
Number of shares in Statoil ASA as of 31 December 2017: 13,354
Loans from Statoil: None
Experience: Nylund was employed by Mobil Exploration Inc. from 1983-1987. Since 1987, he has held several central management positions in Statoil.
Education: Mechanical engineer from Stavanger College of Engineering with further qualifications in operational technology

from Rogaland Regional College/University of Stavanger (UiS). Business graduate of the Norwegian School of Business and Management (NHH).
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Nylund is a Norwegian citizen and resident in Norway.



Jens Økland,
Executive vice president Marketing,
Midstream & Processing (MMP)

Jens Økland
Born: 1969
Position: Executive vice president Marketing, Midstream & Processing (MMP) of Statoil ASA since 1 June 2015.
External offices: None
Number of shares in Statoil ASA as of 31 December 2017: 17,207
Loans from Statoil ASA: None
Experience: Økland joined Statoil in 1994 and has mainly worked in the mid and downstream areas. Before becoming executive vice president of MMP, Økland worked as vice president of operations for the Åsgard area in Development & Production Norway. Previously Økland was senior vice president of Statoil's natural gas portfolio and supply business in North America, marketing and developing infrastructure solutions for equity and non-equity production. Before heading up Statoil's downstream gas division in North America, he had senior marketing and business development positions within natural gas in Europe mainly focusing on Germany, Statoil's largest gas market.
Education: MSc in business from BI Norwegian Business School.
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Økland is a Norwegian citizen and resident in Norway.



Irene Rummelhoff,
Executive vice president New Energy
Solutions (NES)

Irene Rummelhoff
Born: 1967
Position: Executive vice president New Energy Solutions (NES) of Statoil ASA since 1 June 2015.
External offices: Deputy chair of the board of directors of Norsk Hydro ASA.
Number of shares in Statoil ASA as of 31 December 2017: 25,081
Loans from Statoil ASA: None
Experience: Rummelhoff joined Statoil in 1991. She has held a number of management positions within international business development, exploration and the downstream business in Statoil.
Education: Master's degree in petroleum geosciences from the Norwegian Institute of Technology (NTH).
Family relations: No family relations to other members of the corporate executive committee, members of the board or the corporate assembly.
Other matters: Rummehoff is a Norwegian citizen and resident in Norway.

Statoil has granted loans to the Statoil-employed spouse of certain of the executive vice presidents as part of its general loan arrangement for Statoil employees. Employees in salary grade 12 or higher may take out a car loan from Statoil in accordance with standardised provisions set by the company. The standard maximum car loan is limited to the cost of the car, including registration fees, but not exceeding NOK 300,000. Employees outside the collective labour area are entitled to a car loan up to NOK 575,000 (vice presidents and senior vice presidents) or NOK 475,000 (other positions). The car loan is interest-free, but the tax value, "interest advantage", must be reported as salary. Permanent employees in Statoil ASA may also apply for a consumer loan up to NOK 350.000. The interest rate on consumer loans is corresponding to the standard rate in effect at any time for "reasonable loans" from employer as decided by the Norwegian Ministry of Finance, i.e. the lowest rate an employer may offer without triggering taxation of the advantage for the employee.

Deviations from the Code: None

3.9 THE WORK OF THE BOARD OF DIRECTORS

The board is responsible for managing the Statoil group and for monitoring day-to-day management and the group's business activities. This means that the board is responsible for establishing control systems and for ensuring that Statoil operates in compliance with laws and regulations, with our values as stated in The Statoil Book, the Code of Conduct, as well as in accordance with the owners' expectations of good corporate governance. The board emphasises the safeguarding of the interests of all shareholders, but also the interests of Statoil's other stakeholders.

The board handles matters of major importance, or of an extraordinary nature, and may in addition require the management to refer any matter to it. An important task for the board is to appoint the chief executive officer (CEO) and stipulate his/her job instructions and terms and conditions of employment.

The board has adopted a generic annual plan for its work which is revised with regular intervals. Recurrent items on the board's annual plan are: security, safety, sustainability and climate, corporate strategy, business plans, quarterly and annual results, annual reporting, ethics, management's monthly performance reporting, management compensation issues, CEO and top management leadership assessment and succession planning, project status review, people and organisation strategy and priorities, an annual enterprise risk management review, two yearly discussions of main risks and risk issues and an annual review of the board's governing documentation. In the beginning of each board meeting, the CEO meets separately with the board to discuss key matters in the company. At the end of all board meetings, the board has a closed session with only board members attending the discussions and evaluating the meeting.

The work of the board is based on rules of procedure that describe the board's responsibilities, duties and administrative procedures, and determines which cases are to be handled by the board. The rules of procedure also determine the handling of matters in which individual board members or a closely related party have a major personal or financial interest. The rules of procedure further describe the duties of the CEO and his/her duties vis-à-vis the board of directors. The board's rules of procedure are available on our website at www.statoil.com/board. In addition to the board of directors, the CEO, the CFO, the COO, the senior vice president for communication, the general counsel and the company secretary attend all board meetings. Other members of the executive committee and senior management attend board meetings by invitation in connection with specific matters.

New members of the board are offered an induction programme where meetings with key members of the management are arranged, an introduction to Statoil's business is given and relevant information about the company and the board's work is made available through the company's web based board portal.

The board carries out an annual board evaluation, with input from various sources and as a main rule with external facilitation. The evaluation report is discussed in a board meeting and is made available to the nomination committee as input to the committee's work.

The entire board, or part of it, regularly visits several Statoil locations in Norway and globally, and a longer board trip for all board members to an international location is made at least on a biannual basis. When visiting Statoil locations globally, the board emphasises the importance of improving its insight into, and knowledge about, safety and security in Statoil's operations, Statoil's technical and commercial activities as well as the company's local organisations. In 2017, whole or parts of the board visited Statoil's operations in London, Brazil and USA as well as, in Norway, the Oseberg Field and yards in Stord and Haugesund.

Statoil's board has established three sub-committees: the audit committee; the compensation and executive development committee; and the safety, sustainability and ethics committee. The committees prepare items for consideration by the board and their authority is limited to making such recommendations. The committees consist entirely of board members and are answerable to the board alone for the performance of their duties. Minutes of the committee meetings are sent to the whole board, and the chair of each committee regularly informs the board at board meetings about the committee's work. The composition and work of the committees are further described below.

Audit committee

The board of directors elects at least three of its members to serve on the board of directors' audit committee and appoints one of them to act as chair. The employee-elected members of the board of directors may nominate one audit committee member.

At year-end 2017, the audit committee members were Jeroen van der Veer (chair), Roy Franklin, Rebekka Glasser Herlofsen and Ingrid di Valerio (employee-elected board member).

The audit committee is a sub-committee of the board of directors, and its objective is to act as a preparatory body in connection with the board's supervisory roles with respect to financial reporting and the effectiveness of the company's internal control system. It also attends to other tasks assigned to it in accordance with the instructions for the audit committee adopted by the board of directors. The audit committee is instructed to assist the board of directors in its supervising of matters such as:

- Approving the internal audit plan on behalf of the board of directors
- Monitoring the financial reporting process, including oil and gas reserves, fraudulent issues and reviewing the implementation of accounting principles and policies
- Monitoring the effectiveness of the company's internal control, internal audit and risk management systems
- Maintaining continuous contact with the external auditor regarding the annual and consolidated accounts
- Reviewing and monitoring the independence of the company's internal auditor and the independence of the external auditor, reference is made to the Norwegian Auditors Act chapter 4, and, in particular, whether services other than audits provided by the external auditor or the audit firm are a threat to the external auditor's independence

The audit committee supervises implementation of and compliance with the group's Code of Conduct in relation to financial reporting.

Corporate Audit reports administratively to the president and CEO of Statoil and functionally to the chair of the board of directors' audit committee.

Under Norwegian law, the external auditor is appointed by the shareholders at the annual general meeting based on a proposal from the corporate assembly. The audit committee issues a statement to the annual general meeting relating to the proposal.

The audit committee meets at least five times a year and both the board and the board's audit committee hold meetings with the internal auditor and the external auditor on a regular basis without the company's management being present.

The audit committee is also charged with reviewing the scope of the audit and the nature of any non-audit services provided by external auditors.

The audit committee is tasked with ensuring that the company has procedures in place for receiving and dealing with complaints received by the company regarding accounting, internal control or auditing matters, and procedures for the confidential and anonymous submission, via the group's ethics helpline, by company employees of concerns regarding accounting or auditing matters, as well as other matters regarded as being in breach of the group's Code of Conduct, a material violation of an applicable US federal or state securities law, a material breach of fiduciary duties or a similar material violation of any other US or Norwegian statutory provision. The audit committee is designated as the company's qualified legal compliance committee for the purposes of Part 205 in Title 17 of the U.S. Code of Federal Regulations.

In the execution of its tasks, the audit committee may examine all activities and circumstances relating to the operations of the company. In this regard, the audit committee may request the chief executive officer or any other employee to grant it access to information, facilities and personnel and such assistance as it requests. The audit committee is authorised to carry out or instigate such investigations as it deems necessary in order to carry out its tasks and it may use the company's internal audit or investigation unit, the external auditor or other external advice and assistance. The costs of such work will be covered by the company.

The audit committee is only responsible to the board of directors for the execution of its tasks. The work of the audit committee in no way alters the responsibility of the board of directors and its individual members, and the board of directors retains full responsibility for the audit committee's tasks.

The audit committee held six meetings in 2017. There was 100% attendance at the committee's meetings.

The board of directors has decided that a member of the audit committee, Jeroen van der Veer, qualifies as an "audit committee financial expert", as defined in Item 16A of Form 20-F. The board of directors has also concluded that Jeroen van der Veer, Roy Franklin and Rebekka Glasser Herlofsen are independent within the meaning of Rule 10A-3 under the Securities Exchange Act.

The committee's mandate is available at www.statoil.com/auditcommittee.

Compensation and executive development committee

The compensation and executive development committee is a sub-committee of the board of directors that assists the board in matters relating to management compensation and leadership development. The main responsibilities of the compensation and executive development committee are:

(1) as a preparatory body for the board, to make recommendations to the board in all matters relating to principles and the framework for executive rewards, remuneration strategies and concepts, the CEO's contract and terms of employment, and leadership development, assessments and succession planning;

(2) to be informed about and advise the company's management in its work on Statoil's remuneration strategy for senior executive and in drawing up appropriate remuneration policies for senior executives; and

(3) to review Statoil's remuneration policies in order to safeguard the owners' long-term interests.

The committee consists of up to four board members. At year-end 2017, the committee members were Jon Erik Reinhardsen (chair), Bjørn Tore Godal, Maria Johanna Oudeman and Wenche Agerup. All the committee members are non-executive directors. All members are deemed independent.

The committee held six meetings in 2017 and attendance was 100%.

For a more detailed description of the objective and duties of the compensation and executive development committee, please see the instructions for the committee available at www.statoil.com/compensationcommittee.

Safety, sustainability and ethics committee

The safety, sustainability and ethics committee is a sub-committee of the board of directors that assists the board in matters relating to safety, sustainability and ethics.

At year-end 2017, the safety, sustainability and ethics committee was chaired by Roy Franklin and the other members are Bjørn Tore Godal, Wenche Agerup, Stig Lægreid (employee-elected board member) and Per Martin Labråten (employee-elected board member).

In its business activities, Statoil is committed to comply with applicable laws and regulations and to act in an ethical, environmental, safe and socially responsible manner. The committee has been established to support our commitment in this regard, and it assists the board of directors in its supervision of the company's safety, sustainability and ethics policies, systems and principles with the exception of aspects related to "financial matters".

Establishing and maintaining a committee dedicated to safety, sustainability and ethics is intended to ensure that the board of directors has a strong focus on and knowledge of these complex, important and constantly evolving areas. The committee acts as a preparatory body for the board of directors and, among other things, monitors and assesses the effectiveness, development and implementation of policies, systems and principles in the areas of safety, sustainability and ethics, with the exception of aspects related to "financial matters". The committee also reviews the annual Sustainability Report.

The committee held five meetings in 2017, and attendance was 96%.

For a more detailed description of the objective, duties and composition of the committee, please see the instructions for the committee available at www.statoil.com/ssecommittee.

Deviations from the Code: None

3.10 RISK MANAGEMENT AND INTERNAL CONTROL

Risk management

The board focuses on ensuring adequate control of the company's internal control and overall risk management. The board conducts an annual enterprise risk management review and two times pr. year the board is presented with and discusses the main risks and risk issues Statoil is facing. The board's audit committee assists the board and act as a preparatory body in connection with monitoring of the company's internal control, internal audit and risk management systems. The board's safety, sustainability and ethics committee monitors and assesses safety, sustainability and climate risks which are relevant for Statoil's operations and both committees report regularly to the full board.

Statoil manages risk to make sure that our operations are safe and in compliance with our requirements. Our overall risk management approach includes continuously assessing and managing risks related to our value chain in order to support the achievement of our principal objectives, i.e. value creation and avoiding incidents.

The company has a separate corporate risk committee chaired by the chief financial officer. The committee meets at least five times a year to give advice and make recommendations on Statoil's enterprise risk management. Further information about the company's risk management is presented in section 2.11 of the form 20-F Risk review.

All risks are related to Statoil's value chain - from access, maturing, project execution and operations to market. In addition to the financial impact these risks could have on Statoil's cash flows, we have also implemented procedures and systems to reduce safety, security and integrity incidents (such as fraud and corruption), as well as any reputation impact resulting from human rights, labour standards and transparency issues. Most of the risks are managed by our principal business area line managers. Some operational risks are insured by our captive insurance company, which operates in the Norwegian and international insurance markets.

Controls and procedures

This section describes controls and procedures relating to our financial reporting.

Evaluation of disclosure controls and procedures

The management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by the Form 20-F. Based on that evaluation, the chief executive officer and chief financial officer have concluded that as a result of a material weakness in internal controls over financial reporting described below, these disclosure controls and procedures were not effective at a reasonable level of assurance as of 31 December 2017.

In order to facilitate the evaluation, the disclosure committee reviews material disclosures made by Statoil for any errors, misstatements and omissions. The disclosure committee is chaired by the chief financial officer. It consists of the heads of investor relations, accounting and financial compliance, performance management and controlling, tax and the general counsel and it may be supplemented by other internal and external personnel. The head of the internal audit is an observer at the committee's meetings.

In designing and evaluating our disclosure controls and procedures, our management, with the participation of the chief executive officer and chief financial officer, recognised that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance that the desired control objectives will be achieved, and that the management must necessarily exercise judgment when evaluating the cost-benefit aspects of possible controls and procedures. Because of the limitations inherent in all control systems, no evaluation of controls can provide absolute assurance that all control issues and any instances of fraud in the company have been detected.

The management's report on internal control over financial reporting

The management of Statoil ASA is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of the chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Statoil's financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The accounting policies applied by the group also comply with IFRS as issued by the International Accounting Standards Board (IASB).

Material weakness

The management of Statoil has assessed the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Statoil's internal control over financial reporting as of 31 December 2017 was not effective due to the existence of a material weakness in our controls and procedures for the identification, assessment and timely and appropriate communication to the Board Audit Committee of questions or concerns (including allegations of misconduct) raised by employees in connection with termination of their employment relating to issues that could potentially have a material impact on our Consolidated financial statements and internal controls over financial reporting (otherwise than through Statoil's external Ethics help line established by the Board Audit Committee). The allegations were subject to thorough investigations with external advisors, and no material misstatements were identified. There has been no effect on the 2017 Consolidated financial statements, or earlier periods, related to this matter.

Specifically, management identified that the established controls, policies and procedures did not operate as intended because our written procedures did not contain a sufficient level of precision for the identification, assessment and timely and appropriate communication of such matters to the appropriate relevant internal bodies including, where appropriate the Board Audit Committee. Other controls that should have compensated for this weakness did not operate as intended with respect to the reporting of such matters by some employees and so were ineffective.

Management has analysed the material weakness and performed additional analysis and procedures in preparing our Consolidated financial statements. We have concluded that our Consolidated financial statements fairly present, in all material respects, our financial condition, results of operations and cash flow at and for the periods presented. Apart from the material weakness described above, Statoil's management has not identified any other deficiencies that would have led management to conclude that Statoil's internal control over financial reporting was not effective. However, the material weakness identified created a possibility that a material misstatement to the Consolidated financial statements would not be prevented or detected on a timely basis and accordingly a remediation plan has been undertaken.

Statoil's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, provide reasonable assurance that transactions are recorded in the manner necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are only carried out in accordance with the authorisation of the management and directors of Statoil; and provide reasonable assurance regarding the prevention or timely detection of any unauthorised acquisition, use or disposition of Statoil's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Attestation report of the registered public accounting firm
The effectiveness of internal control over financial reporting as of 31 December 2017 has been audited by KPMG AS, an independent registered accounting firm that also audits the Consolidated financial statements in this report. Their report on internal control over financial reporting expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of 31 December 2017.

Remediation plan
Our management is actively undertaking remediation efforts to address the material weakness identified above as follows:

- Enhancement of the precision level of written controls, policies and procedures regarding identification, assessment and timely communication to the Board Audit Committee
- Enhanced training of Statoil employees, with respect to these policies and relevant procedures

Management believes the foregoing plan effectively remediate the material weakness. As the remediation is implemented, management may take additional measures or modify the plan described above.

Changes in internal control over financial reporting
Other than the remediation plan described above, no changes occurred in our internal control over financial reporting during the period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We will continue to monitor and evaluate the effectiveness of our internal control over financial reporting and are committed to taking further action by implementing additional enhancements or improvements as may be deemed necessary.

Code of Conduct
Ethics – Statoil's approach
Statoil believes that responsible and ethical behaviour is a necessary condition for a sustainable business. Statoil's Code of Conduct is based on its values and reflects Statoil's commitment to high ethical standards in all its activities.

Our Code of Conduct
The Code of Conduct describes Statoil's code of business practice and the requirements to expected behaviour in areas such as anti-corruption, fair competition, human rights and non-discrimination working environments with equal opportunities. The Code of Conduct applies to Statoil's board members, employees and hired personnel.

Statoil seeks to work with others who share its commitment to ethics and compliance, and Statoil manages its risks through in-depth knowledge of suppliers, business partners and markets. Statoil expects its suppliers and business partners to comply with applicable laws, respect internationally recognised human rights and adhere to ethical standards which are consistent with Statoil's ethical requirements when working for or together with Statoil. In joint ventures and entities where Statoil does not have control, Statoil makes good faith efforts to encourage the adoption of ethics and anti-corruption policies and procedures that are consistent with its standards. Anyone working for Statoil who does not comply with the Code of Conduct faces disciplinary action, up to and including summery dismissal or termination of their contract.

Training and Certifying the Code of Conduct
The Code of Conduct training and comprehensive trainings on specific issues, including anti-corruption, anti-trust and reporting, is carried out to explain how the Code of Conduct applies and to describe the tools that Statoil has made available to address risk.

All Statoil employees have to annually confirm electronically that they understand and will comply with the Code of Conduct (Code certification). The Code certification reminds the individuals of their duty to comply with Statoil's values and ethical requirements, and creates an environment with open dialog on ethical issues, both internally and externally.

Anti-corruption compliance programme

Statoil is against all forms of corruption including bribery, facilitation payments and trading in influence and has a company-wide anti-corruption compliance programme which implements its zero-tolerance policy. The programme includes mandatory procedures designed to comply with applicable laws and regulations and training on relevant issues such as gifts, hospitality and conflicts of interest. Compliance officers, who are responsible for ensuring that ethics and anti-corruption considerations are integrated into Statoil's business activities, constitute an important part of the programme.

In 2017, Statoil Anti-Corruption Compliance Manual was updated to reflect the ongoing improvements and best practice in our anti-corruption program. Statoil continues to maintain is global network of compliance officers responsible for supporting the business to ensure that ethical and anti-corruption considerations are integrated into Statoil's activities no matter where they take place. In 2017, we worked towards strengthening support across the organisation through the deployment of senior corporate compliance resources to support regional activities. Statoil continue to work with our partners and suppliers on ethics and anti-corruption, and have initiated dialogs with several of our partners on the risks that we jointly face and actions that can be taken to address them.

Speak Up

Statoil is committed to maintain an open dialog on ethical issues. The Code of Conduct requires those who have a question or suspect misconduct to raise their concern either through internal channels or through Statoil's external Ethics Helpline. Employees are encouraged to discuss their concerns with their supervisor. Statoil recognises that raising a concern is not always easy so there are several internal channels for taking concerns forward, including through human resources or the ethics and compliance function in the legal department. Concerns can also be expressed through the externally operated Ethics Helpline which is available 24/7, and allows for anonymous reporting and two-way communication through the use of a pin-code. Statoil has a non-retaliation policy for anyone who reports in good faith.

More information about Statoil's policies and requirements related to the Code of Conduct is available on www.statoil.com/ethics.

Deviations from the Code: None

3.11 REMUNERATION TO THE BOARD OF DIRECTORS AND CORPORATE ASSEMBLY

Remuneration to the board of directors

The remuneration of the board and its sub-committees is decided by the corporate assembly, based on a recommendation from the nomination committee. The members have an annual, fixed remuneration, except for deputy members (only elected for employee-elected board members) who receive remuneration per meeting attended. Separate rates are set for the board's chair, deputy chair and other members, respectively. Separate rates are also adopted for the board's sub-committees, with similar differentiation between the chair and the other members of each committee. The employee-elected members of the board receive the same remuneration as the shareholder-elected members.

The board receives its remuneration by cash payment. Board members from outside Scandinavia and outside Europe, respectively, receive separate travel allowances for each meeting attended. The remuneration is not linked to the board members' performance, option programmes or similar. None of the shareholder-elected board members have a pension scheme or agreement concerning pay after termination of their office with the company. If shareholder-elected members of the board and/or companies they are associated with should take on specific assignments for Statoil in addition to their board membership, this will be disclosed to the full board.

In 2017, the total remuneration to the board, including fees for the board's three sub-committees, was NOK 6,278,638 (USD 759,846).

Detailed information about the individual remuneration to the members of the board of directors in 2017 is provided in the table below.

Members of the board (figures in USD thousand except number of shares)	Total remuneration	Share ownership as of 31 December 2017
Jon Erik Reinhardsen (chair of the board)[1]	37	2,558
Øystein Løseth (chair of the board)[2]	52	n.a.
Roy Franklin (deputy chair of the board)[3]	118	-
Wenche Agerup	67	2,650
Bjørn Tore Godal	67	-
Rebekka Glasser Herlofsen	63	-
Maria Johanna Oudeman	89	-
Jeroen van der Veer	88	-
Per Martin Labråthen[4]	33	1,343
Lill-Heidi Bakkerud[5]	25	n.a.
Stig Lægreid	57	1,975
Ingrid Elisabeth di Valerio	63	4,471
Total	760	12,997

1) Chair from September 1, 2017
2) Chair until June 30, 2017 (resigned)
3) Chair between July 1 and August 31, 2017
4) Member from June 8, 2017
5) Member until June 7, 2017 (resigned)

Remuneration to the corporate assembly

The remuneration of the corporate assembly is decided by the general meeting, based on a recommendation from the nomination committee. The members have an annual, fixed remuneration, except for deputy members who receive remuneration per meeting attended. Separate rates are set for the corporate assembly's chair, deputy chair and other members, respectively. The employee-elected members of the corporate assembly receive the same remuneration as the shareholder-elected members. The corporate assembly receives its remuneration by cash payment.

In 2017, the total remuneration to the corporate assembly was NOK 1,070,497 (USD 129,552).
Deviations from the Code: None

3.12 REMUNERATION TO THE CORPORATE EXECUTIVE COMMITTEE

In 2017, the aggregate remuneration to the corporate executive committee was NOK 85,556, 482 (USD 10,354,122). The board of directors' complete declaration on remuneration of executive personnel follows below.

Only the following portions of this Section 3.12 Remuneration to the corporate executive committee form part of Statoil's annual report on Form 20-F as filed with the SEC: the table summarising the main elements of Statoil executive remuneration; the description regarding pension and insurance schemes, severance pay arrangements and other benefits; the deescription regarding performance management and results essential for variable pay and the table summarising the main objectives and KPIs for each perspective; the table summarising remuneration paid to each member of the corporate executive committee; the description of the company performance modifier; and the description regarding share ownership, including the summary table.

DECLARATION FROM CHAIR OF THE BOARD



Jon Erik Reinhardsen
Chair of the board

Declaration on remuneration and other employment terms for Statoil's corporate executive committee

Statoil's remuneration policy and terms are aligned with the company's overall values, people policy and performance-oriented framework. Our rewards and recognition for executives are designed to attract and retain the right people; people who are committed to deliver on our business strategy and able to adapt to changing business environment. A key role for the board is to ensure that executive compensation is competitive, but not market leading, in the markets in which we operate. Executive compensation should also be seen as fair and aligned with overall compensation levels in the company, and with shareholders' interests. The board is responsible for finding this balance.

The board has reviewed the remuneration systems and concluded that practices are efficient, transparent and in accordance with prevailing guidelines and good corporate governance.

Oslo 14 March 2018
Jon Erik Reinhardsen

Pursuant to the Norwegian Public Limited Liability Companies Act, section 6-16 a, the board will present the following declaration regarding remuneration of Statoil's corporate executive committee to the 2018 annual general meeting.

Remuneration policy and concept for the accounting year 2018

Policy and principles

The company's established remuneration principles and concept as described in previous year's declaration on remuneration and other employment terms for Statoil's corporate executive committee will, with exception of the revised threshold for variable pay, be continued in the accounting year 2018.

The remuneration concept is an integrated part of our values based performance framework. It has been designed to:

- Be competitive and aligned with local markets
- Equally reward and recognise "What" we deliver and "How" we deliver
- Differentiate on the basis of responsibilities and performance
- Be acknowledged as fair, transparent, consistent and non-discriminatory
- Promote collaboration and teamwork
- Reflect the company's overall performance and financial result
- Strengthen the common interests of employees in the Statoil group and its shareholders
- Fully aligned with our values and HSE
- Promote continuous improvement and a sustainable cost level

The remuneration concept for the corporate executive committee
Statoil's remuneration policy and guidelines for the corporate executive committee are translated into the following main elements;

- Fixed remuneration: base salary and as applicable cash compensation
- Variable pay: annual variable pay (AVP) and long-term incentive (LTI)
- Benefits: primarily pension, insurance and share savings plan
- Company performance modifier and threshold for variable pay

The table below illustrate how our reward policy and framework is translated into key remuneration elements.

Main elements - Statoil executive remuneration

Remuneration element	Objective	Award level	Performance criteria
Base salary	Attract and retain the right individuals providing competitive but not market-leading terms.	We offer base salary levels which are aligned with and differentiated according to the individual's responsibility and performance. The level is competitive in the markets in which we operate.	The base salary is normally subject to annual review based on an evaluation of the individual's performance; see "Annual Variable Pay" below.
Cash compensation	The cash compensation is applied as a supplementing fixed remuneration element to be competitive in the market.	Reference is made to the remuneration table. Four of the executive vice presidents receive a cash compensation in lieu of pension accrual with reference to the section on pension and insurance scheme.	No performance criteria are linked to the cash compensation. The cash compensation is not included in the pensionable income.
Annual variable pay	Encourage a strong performance culture. Reward individuals for annual achievement of business objectives and goals relating to 'How' results are delivered.	Members of the corporate executive committee are entitled to annual variable pay ranging from 0 – 50% of their fixed remuneration. Target[10] value is 25%. The threshold principles and the company performance modifier are applied. The Company reserves the right to reclaim variable components of the remuneration awarded for performance if performance data is subsequently proven to be misstated.	Achievement of annual performance goals ("How" and "What" to deliver), in order to create long-term and sustainable shareholder value. Assessment of goals defined on the individual's performance contract including objectives related to selected KPI's on the balanced scorecard constitute the basis for annual variable pay.
Long-term incentive (LTI)	Strengthen the alignment of top management and shareholders' long-term interests. Retention of key executives.	The LTI system is a monetary compensation calculated as a portion of the participant's base salary. On behalf of the participant, the company acquires shares equivalent to the net annual grant amount. The shares are subject to a three-year lock-in period and then released for the participant's disposal. If the lock-in obligations are not fulfilled, the executive has to pay back the gross value of the locked-in shares limited to the gross value of the grant amount. The level of the annual LTI reward is in the range of 25-30%. The threshold principles are applied for the annual grant. The company performance modifier is not applied for the LTI in Statoil ASA.	In Statoil ASA, LTI participation and grant level are reflective of the level and impact of the position and not directly linked to the incumbent's performance.
Threshold	Financial threshold for payment of variable remuneration and award of LTI grant.	The threshold has the following guiding parameters; 1) Cash flows provided by operating activities after tax and before working capital items 2) Net debt ratio and development 3) Company's overall operational and financial performance. Cash flows provided by operating activities after tax and before working capital items higher than USD 12 billion and a net debt ratio below 30% will normally guide for no reduction of bonus.	Application of the threshold is subject to a discretionary assessment of the company's overall performance by the board of directors. These measures and targets are indicative and will form part of a broader assessment of bonus award.
Company performance modifier	Strengthen the alignment between variable remuneration and the company's performance.	The company performance modifier determines the proportion of the bonus that will be paid, ranging from 50% to 150% The company performance modifier is subject to approval by the annual general meeting.	Company performance is assessed against two equally weighted measures: relative total shareholder return (TSR) and relative return on average capital employed (ROACE). Application of the modifier is subject to discretionary assessment based on the company's overall performance.
Pension & insurance schemes	Provide competitive postemployment and other benefits.	The company offers a general occupational pension plan and insurance scheme aligned with local markets. Reference is made to the section on pension and insurance scheme.	N/A
Employee share savings plan	Align and strengthen employee and shareholders' interests and remunerate for long term commitment and value creation.	The share savings plan is offered to all employees in the group, provided no restrictions due to local legislation or business requirements. Participants are offered to purchase Statoil shares in the market limited to 5% of annual base salary.	If shares are kept for two calendar years of continued employment, the participants will be allocated bonus shares proportionate to their purchase.

[1] Target value reflects satisfactory deliveries according to agreed goals

Pension and insurance schemes

Members of the corporate executive committee in Statoil ASA are covered by the company's general occupational pension scheme which is a defined contribution scheme with a contribution level of 7% below 7,1 G and 22% above 7,1 G[2]. A defined benefit scheme is retained by a grandfathered group of employees. For new members of the corporate executive committee appointed after 13 February 2015, a cap on pension contribution at 12 G is applied. In lieu of pension accrual above 12 G a cash compensation is provided. Four of the executive vice presidents receive a cash compensation in lieu of pension accrual.

Members of the corporate executive committee appointed before 13 February 2015, will maintain their pension contribution above 12 G based on obligations in previously established agreements.

The chief executive officer and three executive vice presidents have individual early retirement pension agreement with the company.

The chief executive officer and one of the executive vice presidents have individual pension terms according to a previous standard arrangement implemented in October 2006. Subject to specific terms those executives are entitled to a pension amounting to 66% of pensionable salary and a retirement age of 62. Reference is made to the section on CEO terms and conditions below. When calculating the number of years of membership in Statoil's general pension plan, these agreements grant the right to an extra contribution time corresponding to half a year of extra membership for each year the individual has served as executive vice president.

In addition, two members of the corporate executive committee have individually agreed retirement age of 65 and an early retirement pension level amounting to 66% of pensionable salary.

The pension terms for executive vice presidents outlined above are results of previously established individual agreements.

Statoil has implemented a general cap on pensionable income at 12 G for all new hires into the company employed as of 1 September 2017.

In addition to the pension benefits outlined above, the executive vice presidents in the parent company are offered disability and dependents' benefits in accordance with Statoil's general pension plan/defined benefit plan. Members of the corporate executive committee are covered by the general insurance schemes applicable within Statoil.

Severance pay arrangements

The chief executive officer and the executive vice presidents are entitled to a severance payment equivalent to six months' salary, commencing at the time of expiry of a six months' notice period, when the resignation is at the request from the company. The same amount of severance payment is also payable if the parties agree that the employment should be discontinued and the executive vice president gives notice pursuant to a written agreement with the company. Any other payment earned by the executive vice president during the period of severance payment will be fully deducted. This relates to earnings from any employment or business activity where the executive vice president has active ownership.

The entitlement to severance payment is conditional on the chief executive officer or the executive vice president not being guilty of gross misconduct, gross negligence, disloyalty or other material breach of his/her duties.

As a general rule, the chief executive officer's/executive vice president's own notice will not instigate any severance payment.

Other benefits

The members of the corporate executive committee have benefits in kind such as company car and electronic communication. They are also eligible for participation in the share saving scheme as described above.

Performance management, assessment and results essential for variable pay

Individual salary and annual variable pay reviews are based on the performance evaluation in our performance development process.

Performance is evaluated in two dimensions; "What" we deliver and "How" we deliver. "What" we deliver (business delivery) is defined through the company's performance framework "Ambition to Action", which addresses strategic objectives, key performance Indicators (KPIs) and actions across the five perspectives; Safety, Security and Sustainability, People and Leadership, Operations, Market and Finance. Generally, Statoil believes in setting ambitious targets to inspire and drive strong performance.

Goals on "How" we deliver are based on our core values and leadership principles and address the behaviour required and expected in order to achieve our delivery goals.

Performance evaluation is holistic, involving both measurement and assessment. Since KPIs are indicators only, sound judgement are applied. Significant changes in assumptions are taken into account, as well as target ambition levels, sustainability of delivered results and strategic contribution.

This balanced approach, which involves a broad set of goals defined in relation to both "What" and "How" dimensions and an overall performance evaluation, is viewed to significantly reduce the likelihood that remuneration policies may stimulate excessive risk-taking or have other material adverse effects.

In the performance contracts of the chief executive officer and chief financial officer, one of several targets is related to the company's relative total shareholder return (TSR). The amount of the annual variable pay is decided based on an overall assessment of the performance of various targets including but not limited to the company's relative TSR.

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[2] G = The basic amount of the Norwegian social security system

In 2017, the main objectives and KPIs for each perspective were as outlined below. Each perspective was in addition supported by comprehensive plans and actions.

Strategic objectives		2017 assessment
Safety, security and sustainability	The strategic objectives and actions address safety, security and sustainability	Total Serious Incident Frequency of 0.6 was on target, improving from the 2016 level. The target on Total Recordable Injury Frequency was narrowly missed. The number of oil and gas leakages improved from 2016 but exceeded the target. CO_2 intensity for the upstream portfolio improved from the 2016 level, and Statoil reached its target of being in the top quartile in the IOGP company report on this parameter.
People and organisation	The strategic objectives and actions address a value based and high performing organisation	The score on Employee engagement exceeded the target, also increasing from the 2016 level, which confirmed the employees' continued engagement and commitment to Statoil despite a challenging business context The results on People development were above target, showing positive trends both in learning activities and in internal deployment.
Operations	The strategic objectives and actions address reliable and cost-efficient operations, and being a driver in oil and gas industry transformation	Production was highest in Statoil's history and exceeded the target. On relative unit production cost, Statoil reached the target of being in the first quartile of the peer group. The company maintained its position at the top of the peer group for the third year running. Production efficiency was above target.
Market	The strategic objectives and actions address a flexible and resilient energy portfolio	Reserve replacement ratio exceeded the target of 1, driven by project sanctions and upward revisions on a number of existing assets, both offshore and onshore. Organic capex was better than the original guiding and target, mainly due to strict prioritisation and continuous focus on capital efficiency. Value creation from exploration did not reach the target, mainly due to lower-than-expected discovered volumes. However, Statoil has secured access to new acreage, such as the Carcara North block in Brazil and the Bajo del Toro block in Argentina.
Finance	The strategic objectives and actions address cash generation, profitability and competitiveness	On Relative Shareholder Return, Statoil ranked 4th in an industry peer group of 12, thus meeting the target of securing a position above average. On Relative ROACE, Statoil ranked 2nd in the peer group, thus meeting the target of securing a position above average. The cash flow improvement programme delivered above target.

Board assessment of the chief executive officer's performance
In its assessment of the chief executive officer's performance, and consequently his annual pay for 2017, the board has put emphasis on a strong delivery on production, continued efficiency improvements, and a positive trend within Safety, Security and Sustainability (SSU). The negative trend from 2016 has been turned and the Serious Incidents Frequency (SIF) is on target. CO2 intensity per boe has been reduced with more than 10% compared to 2016 results.

Statoil has increased production guiding and at the same time reduced the capex, enabled by further efficiency improvements and strict prioritization. Statoil has secured access to new acreage and strengthened the portfolio. The TSR and ROACE results are solid. Employee engagement is strong and improving, supported by a dedicated focus on people development.

Key performance indicators for the chief executive officer for 2018
The delivery dimension for the CEO's variable remuneration (performance year 2018) and base salary merit in 2019 will be based on assessment of results on the following KPIs:

Safety, Security and Sustainability
- Serious Incident Frequency
- CO_2 intensity for the upstream portfolio

Market
- Fixed operating and SG&A expenses (per boe)

Results
- Relative Total Shareholder Return
- Relative ROACE

Execution of the remuneration policy and principles in 2017

Introduction

- The remuneration policy and principles executed in 2017 were in accordance with the declaration given to the AGM 11 May 2017
- Subject to application of the threshold described in the remuneration concept, the LTI grant in 2017 was reduced by 50% of the maximum level.
- Based on a holistic evaluation, with focus on opportunity for further performance improvement, the annual variable pay for members of the corporate executive committee has been reduced by 12%. 12

Performance management system

Statoil's performance management system was changed in 2017, to strengthen continuous feedback and development focus. The aim is to enable performance through a more dynamic approach, strength-based development and forward focus. Some of the principled changes to the performance management system includes discontinuation of the five-grade rating system, while increasing performance and development dialogues throughout the year.

Performance is still assessed, and "How" we deliver will continue to be as important as "What" we deliver.

Revised threshold for variable pay

In 2015 Statoil introduced a threshold for variable pay to strengthen the link between the company's performance and variable pay. Based on experience and market information, the threshold concept has been reviewed and adjusted. The annual threshold decision will be founded on a broad-based assessment comprising several criteria including the company's overall operational and financial performance.
The revised threshold has the following guiding parameters;

- Cash flow provided by operating activities after tax and before working capital items
- Net debt ratio and development
- Company's overall operational and financial performance

Cash flow provided by operating activities after tax and before working capital items higher than USD 12 billion and a net debt ratio below 30% will normally guide for no reduction of bonus. These measures and targets are indicative and will form part of a broader assessment of bonus award. The holistic assessment of the company's overall operational and financial performance, will focus on (but not be limited to); HSE, production, operational efficiency, progress of improvements, project execution, adjusted earnings and adjusted ROACE. The revised threshold will apply for the performance year 2017.

Company modifier for variable pay relating to performance year 2017

The company modifier depends on the outcome of two metrics ROACE and TSR, both parameters measured relatively to a peer group of 11 other companies. The results for Statoil in 2017 were; relative ROACE number 2 and relative TSR number 4 in the peer group. This gives first quartile result for ROACE and second quartile result for TSR, which gives a company modifier of 1,33 for 2017.

CEO Terms and conditions

Eldar Sætre was appointed chief executive on 4 February 2015, after acting CEO since October 2014. Under his individual pension agreement Eldar Sætre had the right to retire at the age of 62, after three years as chief executive. Due to this, an element of his fixed pay was excluded from his pensionable income. Statoil's board of directors and chief executive Eldar Sætre agreed in 2017 that Sætre will continue as CEO after he turns 62 in February 2018. Hence, it was agreed that the CEO would not use his contractual right to retire at the age of 62. As the CEO did not exercise his right to retire at 62, the board decided to revert to the original provision of pension being calculated on total fixed pay. The fixed pay element amounting to NOK 2,408,505 has thus been included in the pensionable income. Eldar Sætre will at the latest retire when he turns 67, but retains the right to retire at an earlier stage.

The Statoil board has reviewed the CEO's remuneration package compared to the market. Subsequently, the board has increased the CEO's fixed annual pay to NOK 8,767,682, effective from 1 September 2017.

The chief executive officer will continue to participate in an annual variable pay scheme with a target level of 25% (max 50%), and participation in the company's 2018 LTI scheme with a value of 30% (gross) of base salary. Except for the inclusion of the fixed pay element in the CEO's base salary as pensionable income, pension terms remain unchanged, as described in section on pension and insurance scheme.

The decision-making process

The decision-making process for implementing or changing remuneration policies and concepts, and the determination of salaries and other remuneration for corporate executive committee, are in accordance with the provisions of the Norwegian public limited liability companies act sections 5-6 and 6-16 a and the board's rules of procedure. The board's rules of procedure are available at www.statoil.com/board.

The board of directors has appointed a designated compensation and executive development committee. The compensation and executive development committee is a preparatory body for the board. The committee's main objective is to assist the board of directors in its work relating to the terms of employment for Statoil's chief executive officer and the main principles and strategy for the remuneration and leadership development of our senior executives. The board of directors determines the chief executive officer's salary and other terms of employment.

The compensation and executive development committee answers to the board of Statoil ASA for the performance of its duties. The work of the committee in no way alters the responsibilities of the board of directors or the individual board members.

For further details about the roles and responsibilities of the compensation and executive development committee, please refer to the committee's instructions available at www.statoil.com/compensationcommittee.

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12 This reduction is compared to pay-out levels when applying individual performance assessment and the company modifier for 2017

Compensation to and share ownership of the corporate executive committee (CEC)

Members of the corporate executive committee (figures in USD thousand, except no. of shares)[1,2]	Fixed remuneration				Taxable benefits	2017 Taxable compensation	Non-taxable benefits in kind	Estimated pension cost[7]	Estimated present value of pension obligation[8]	2016 Taxable compensation[9]	Share ownership at 31 December 2017
	Fixed pay[3]	Cash allowance[4]	LTI[5]	Annual variable pay[6]							
Eldar Sætre[10]	1,045	0	149	570	48	1,812	0	0	14,489	1,356	56,896
Margareth Øvrum	494	0	54	253	36	837	24	0	6,912	631	56,125
Timothy Dodson	466	0	52	140	31	689	46	152	4,977	573	34,425
Irene Rummelhoff	381	62	38	154	22	657	0	29	1,404	511	25,081
Jens Økland	396	65	41	145	20	667	0	24	1,067	509	17,207
Arne Sigve Nylund	429	0	50	218	23	720	0	120	4,314	546	13,354
Lars Christian Bacher	447	0	46	193	24	710	58	128	2,733	567	23,309
Hans Jakob Hegge	398	66	44	170	25	703	0	25	1,493	561	32,104
Jannicke Nilsson	401	63	42	147	25	678	24	36	1,315	40	38,491
Torgrim Reitan[11]	696	0	50	169	143	1,058	0	121	2,712	884	36,235
John Knight[12]	1,643	0	0	0	181	1,824	0	0	0	1,810	109,901

1)   All figures in the table are presented in USD based on average currency rates (2017: USD/NOK = 8.2630, USD/GBP = 1.2882. 2016: USD/NOK = 8.3987, USD/GBP = 1.3538). The figures are presented on accrual basis.
2)   All CEC members receive their remuneration in NOK except John Knight who receives the remuneration in GBP.
3)   Fixed pay consists of base salary, fixed remuneration element, holiday allowance and other administrative benefits.
4)   Cash allowance in lieu of pension accrual above 12 G (G is the base amount in the national insurance scheme).
5)   The long-term incentive (LTI) element implies an obligation to invest the net amount in Statoil shares, including a lock-in period. The LTI element is presented the year it is granted for the members of the corporate executive committee employed by Statoil ASA.
6)   Annual variable pay includes holiday allowance for corporate executive committee (CEC) members resident in Norway.
7)   Estimated pension cost is calculated based on actuarial assumptions and pensionable salary (mainly base salary) at 31 December 2016 and is recognised as pension cost in the statement of income for 2017.
8)   Eldar Sætre, Arne Sigve Nylund, Margareth Øvrum and Timothy Dodson are maintained in the closed Defined Benefit Scheme, whereas the remaining members of corporate executive committee employed by Statoil ASA, is covered by the Defined Contribution Pension Scheme.
9)   Includes 2016 CEC members who are also CEC members in 2017.
10) Estimated present value of pension obligation for Eldar Sætre is based on retirement at the age of 67. Eldar Sætre has the right to retire at an earlier stage.
11) Terms and conditions for Torgrim Reitan also include compensation according to Statoil's international assignment terms.
12) John Knight's fixed pay includes a fixed remuneration element of USD 143,000 that replaces his defined contribution pension plan and a fixed remuneration element of USD 689,000 replacing his variable pay arrangements.

There are no loans from the company to members of the corporate executive committee.

Company performance modifier

Introduction
Based on initial approval by the annual general meeting in 2016 a company performance modifier was introduced to be applied in calculation of variable pay. The intention is to continue with the performance modifier in 2018. The relative total shareholder return is recommended as one of the criteria in the modifier. Thus, the proposal is submitted to the annual general meeting for approval, pursuant to the provisions in the Public Limited Companies Act § 5-6 third paragraph last sentence ref. § 6-16 a, first paragraph third sentence number 3.

Background
Statoil has implemented annual variable pay schemes (AVP) for members of the corporate executive committee. The schemes are described in section on remuneration concept for the corporate executive committee of this declaration. Other executives, managers and employees in defined professional positions are also eligible for individual variable pay according to the company's guidelines.

The company performance modifier is implemented to strengthen the link between the company's overall financial results and the individual variable pay. The governmental guidelines on executive remuneration also underline that "there shall be a clear connection between the variable salary and the performance of the company."

Proposal
Based on this, the performance modifier will be continued in 2018. The company performance will be assessed against two equally weighted measures: relative total shareholder return (TSR) and relative return on average capital employed (ROACE). TSR and ROACE are currently also applied as performance indicators in the corporate performance management system.

The results of these two performance measures are compared to our peers and our relative position determined. A position of Quartile 1 means that Statoil is amongst the top scoring quartile of peer companies. A position of Quartile 4 means Statoil is in the bottom performing quartile. In years with strong deliveries on relative TSR and ROACE, the matrix will result in the variable pay being modified with a factor higher than one and, correspondingly, lower than one in weak years. The combination of ratings for both measures, will act as a 'multiplier' according to the guideline in the matrix displayed below.

Relative RoACE \ Relative TSR	Q4	Q3	Q2	Q1
Q1	100 %	117 %	133 %	150 %
Q2	83 %	100 %	117 %	133 %
Q3	67 %	83 %	100 %	117 %
Q4	50 %	67 %	83 %	100 %

By applying relative numbers, the effect of fluctuating oil price will be reduced. Within the framework of 50 - 150%, the matrix is a guideline and the multiplier (percentages) may be adjusted if oil or gas price effects or other occurrences outside the control of the company are deemed to cause disproportionate results in a given year.

Subject to approval by the 2018 annual general meeting, the company performance modifier will be continued in calculations of annual variable pay for members of the corporate executive committee in the earning year 2018 with subsequent impact on annual variable pay in 2019. The modifier will also be applied in other variable pay schemes below the corporate executive level. Further application of the company performance modifier will also be assessed and decided if deemed appropriate.

The annual variable pay for members of the corporate executive committee will be within a framework of 50% of the fixed remuneration irrespective of the result of the modifier. Any deviations from this framework for members of the corporate executive committee will be explained in the board's annual declaration on remuneration and other employment terms for Statoil's corporate executive committee.

Share ownership

The number of Statoil shares owned by the members of the board of directors and the executive committee and/or owned by their close associates is shown below. Individually, each member of the board of directors and the corporate executive committee owned less than 1% of the outstanding Statoil shares.

Ownership of Statoil shares (including share ownership of «close associates»)	As of 31 December 2017	As of 14 March 2018
Members of the corporate executive committee		
Eldar Sætre	56,896	57,783
Hans Jakob Hegge	32,104	33,305
Jannicke Nilsson	38,491	39,638
Lars Christian Bacher	23,309	24,400
Torgrim Reitan	36,235	37,358
John Knight	109,901	112,543
Tim Dodson	34,425	35,506
Margareth Øvrum	56,125	57,655
Arne Sigve Nylund	13,354	13,354
Jens Økland	17,207	17,657
Irene Rummelhoff	25,081	25,795
Members of the board of directors		
Jon Erik Reinhardsen	2,558	2,558
Roy Franklin	0	0
Bjørn Tore Godal	0	0
Jeroen van der Veer	0	0
Maria Johanna Oudeman	0	0
Rebekka Glasser Herlofsen	0	0
Wenche Agerup	2,650	2,650
Per Martin Labråten	1,343	1,516
Ingrid Elisabeth di Valerio	4,471	4,821
Stig Lægreid	1,975	1,975

Individually, each member of the corporate assembly owned less than 1% of the outstanding Statoil shares as of 31 December 2017 and as of 14 March 2018. In aggregate, members of the corporate assembly owned a total of 30,839 shares as of 31 December 2017 and a total of 33,029 shares as of 14 March 2018. Information about the individual share ownership of the members of the corporate assembly is presented in the section 3.8 Corporate assembly, board of directors and management.

The voting rights of members of the board of directors, the corporate executive committee and the corporate assembly do not differ from those of ordinary shareholders.

Deviations from the Code: None

3.13 INFORMATION AND COMMUNICATIONS

The reporting is based on openness and it takes into account the requirement for equal treatment of all participants in the securities market. Statoil has established guidelines for the company's reporting of financial and other information and the purpose of these guidelines is to ensure that timely and correct information about the company is made available to our shareholders and society in general.

A financial calendar and shareholder information is published at www.statoil.com/calendar.

The investor relations corporate staff function is responsible for coordinating the company's communication with capital markets and for relations between Statoil and existing and potential investors. Investor relations is responsible for distributing and registering information in accordance with the legislation and regulations that apply where Statoil securities are listed. Investor relations reports directly to the chief financial officer.

The company's management holds regular presentations for investors and analysts. The company's quarterly presentations are broadcast live on our website. Investor relations communicate with present and potential shareholders through presentations, one-to-one meetings, conferences, web-site, financial media, telephone, mail and e-mail contact. The pertaining reports from these communication channels are made available together with other relevant information at www.statoil.com/investor.

All information distributed to the company's shareholders is published on the company's website at the same time as it is sent to the shareholders.

Deviations from the Code: None

3.14 TAKE-OVERS

The board of directors endorses the principles concerning equal treatment of all shareholders and Statoil's articles of association do not set limits on share acquisitions. Statoil has no defence mechanisms against take-over bids in its articles of association, nor has it implemented other measures that limit the opportunity to acquire shares in the company. The Norwegian State owns 67% of the shares, and the marketability of these shares is subject to parliamentary decree.

The board is obliged to act professionally and in accordance with the applicable principles for good corporate governance if a situation should arise in which this principle in the Code were put to the test.

Deviations from the Code:
The Code recommends that the board establish guiding principles for how it will act in the event of a take-over bid. The board has not established such guidelines, due to Statoil's ownership structure and for the reasons stated above. In the event of a bid as discussed in section 14 of the Code, the board of directors will, in addition to complying with relevant legislation and regulations, seek to comply with the recommendations in the Code. The board has no other explicit basic principles or written guidelines for procedures to be followed in the event of a take-over bid. The board of directors otherwise concurs with what is stated in the Code regarding this issue.

3.15 EXTERNAL AUDITOR

Our independent registered public accounting firm (external auditor) is independent in relation to Statoil and is elected by the general meeting of shareholders. The external auditor's fee must be approved by the general meeting of shareholders.

Pursuant to the instructions for the board's audit committee approved by the board of directors, the audit committee is responsible for ensuring that the company is subject to an independent and effective external and internal audit. Every year, the external auditor presents a plan to the audit committee for the execution of the external auditor's work. The external auditor attends the meeting of the board of directors that deals with the preparation of the annual accounts.

The external auditor also participates in meetings of the audit committee. The audit committee considers all reports from the external auditor before they are considered by the board of directors. The audit committee meets at least five times a year and both the board and the board's audit committee hold meetings with the internal auditor and the external auditor on a regular basis without the company's management being present.

When evaluating the external auditor, emphasis is placed on the firm's qualifications, capacity, local and international availability and the size of the fee.

The audit committee evaluates and makes a recommendation to the board of directors, the corporate assembly and the general meeting of shareholders regarding the choice of external auditor. The committee is responsible for ensuring that the external auditor meets the requirements in Norway and in the countries where Statoil is listed. The external auditor is subject to the provisions of US securities legislation, which stipulates that a responsible partner may not lead the engagement for more than five consecutive years.

The audit committee's policies and procedures for pre-approval
In its instructions for the audit committee, the board of directors has delegated authority to the audit committee to pre-approve assignments to be performed by the external auditor. Within this pre-approval, the audit committee has issued further guidelines. The audit committee has issued guidelines for the management's pre-approval of assignments to be performed by the external auditor.

All audit-related and other services provided by the external auditor must be pre-approved by the audit committee. Provided that the types of services proposed are permissible under SEC guidelines, pre-approval is usually granted at a regular audit committee meeting. The chair of the audit committee has been authorised to pre-approve services that are in accordance with policies established by the audit committee that specify in detail the types of services that qualify. It is a condition that any services pre-approved in this manner are presented to the full audit committee at its next meeting. Some pre-approvals can therefore be granted by the chair of the audit committee if an urgent reply is deemed necessary.

Remuneration of the external auditor in 2015 – 2017
In the annual Consolidated financial statements and in the parent company's financial statements, the independent auditor's remuneration is split between the audit fee and the fee for audit-related and other services. The chair presents the breakdown between the audit fee and the fee for audit-related and other services to the annual general meeting of shareholders.

The following table sets out the aggregate fees related to professional services rendered by Statoil's external auditor KPMG AS, for the fiscal year 2017, 2016 and 2015.

Auditor's remuneration

	Full year		
(in USD million, excluding VAT)	2017	2016	2015
Audit fee	6.1	6.5	6.1
Audit related fee	0.9	1.0	1.7
Tax fee	0.0	0.1	0.0
Other service fee	0.0	0.0	0.0
Total	7.0	7.5	7.9

All fees included in the table have been approved by the board's audit committee.

Audit fee is defined as the fee for standard audit work that must be performed every year in order to issue an opinion on Statoil's Consolidated financial statements, on Statoil's internal control over annual reporting and to issue reports on the statutory financial statements. It also includes other audit services, which are services that only the independent auditor can reasonably provide, such as the auditing of non-recurring transactions and the application of new accounting policies, audits of significant and newly implemented system controls and limited reviews of quarterly financial results.

Audit-related fees include other assurance and related services provided by auditors, but not limited to those that can only reasonably be provided by the external auditor who signs the audit report, that are reasonably related to the performance of the audit or review of the company's financial statements, such as acquisition due diligence, audits of pension and benefit plans, consultations concerning financial accounting and reporting standards.

Other services fees include services, if any, provided by the auditors within the framework of the Sarbanes-Oxley Act, i.e. certain agreed procedures.

In addition to the figures in the table above, the audit fees and audit-related fees relating to Statoil operated licences paid to KPMG for the years 2017, 2016 and 2015 amounted to USD 0.8 million, USD 0.8 million and USD 0.9 million, respectively.

Deviations from the Code: None

Financial statements and supplements



Bakken.
Photo: Jan Arne Wold/Woldcam

4.1 Consolidated financial statements of the Statoil group

The report set out below is provided in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs). KPMG AS has also issued reports in accordance with standards of the Public Company Accounting Oversight Board in the US, which include opinions on the Consolidated financial statements of Statoil ASA and on the effectiveness of internal control over financial reporting as at 31 December 2017. Those reports are set out on pages 131 and 132.

Independent auditor's report

To the annual shareholders' meeting of Statoil ASA

Report on the audit of the financial statements

Opinion

We have audited the financial statements of Statoil ASA for the year ended 31 December 2017.

The financial statements comprise:
- the Consolidated financial statements of Statoil ASA and its subsidiaries (the Group), which comprise the Consolidated balance sheet as at 31 December 2017, the Consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.
- the parent company financial statements of Statoil ASA (the Company) on page, which comprise the company balance sheet as at 31 December 2017, and the company's statements of income, comprehensive income and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion:
- the financial statements are prepared in accordance with relevant Norwegian law and regulations.
- the Consolidated financial statements give a true and fair view of the financial position of Statoil ASA and its subsidiaries as at 31 December 2017, of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU.
- the parent company financial statements give a true and fair view of the financial position of Statoil ASA as at 31 December 2017, of its financial performance and its cash flows for the year then ended in accordance with simplified application of international accounting standards according to section 3-9 of the Norwegian Accounting Act.

Basis for opinion

We conducted our audit in accordance with laws, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of the Company and the Group as required by laws and regulations, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended 31 December 2017. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide any discrete opinion on these matters.

Key audit matter	*How the matter was addressed in our audit*
Valuation of upstream assets including assets under development, capitalised exploration expenses and acquisition costs for oil and gas prospects	We evaluated and tested management's controls over the process it uses to identify triggers that would require impairment (reversal) testing of specific assets. We also assessed the appropriateness of management's identification of cash generating units in light of our knowledge of the business. In addition, we undertook our own analysis to assess whether all material assets requiring impairment testing had been identified by management. We did not identify any assets where impairment testing was required that had not been identified by management. For those assets where management identified an impairment (reversal) trigger, we evaluated and tested management's controls over the impairment calculations performed, including the assumptions applied.

The Group owns significant upstream assets including assets under development, capitalised exploration expenses and acquisition costs for oil and gas prospects.

The recoverability of these assets is dependent on management's estimates of the future cash flows that these assets are expected to produce. The carrying value of these assets are therefore particularly sensitive to changes in management's long term commodity price forecasts. Changes in short term commodity price forecasts, which management derives from observed forward oil and gas price curves over a one year period, can also have a significant impact for shorter-lived assets. Additionally, the carrying value of these assets can be impacted by changes in expected reserves and revised cost estimates due to operational developments.

In 2017, management recognised various impairment charges and reversals of impairment following asset specific impairment (reversal) triggers, most notably:

- a reversal of impairment related to an unconventional onshore asset in North America, triggered by changes in US tax legislation, including a change in the corporate tax from 35 % to 21 % combined with operational improvements and increased recovery rates;
- a reversal of impairment related to a conventional offshore asset in the development phase in Norway, triggered by increased expected reserves, cost reductions and increased short term price assumptions; and
- an impairment charge for an unconventional onshore asset in North America triggered by changes in the operational plan following lower than expected production and a significant reduction in expected reserves.

Capitalised exploration expenses and the capitalised acquisition cost of oil and gas prospects are assessed for impairment when facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

Refer to note 10 *Property, plant and equipment* and note 11 *Intangible assets* to the consolidated financial statements.

We assessed management's macroeconomic assumptions including short and long term commodity price, foreign currency rate and inflation rate forecasts and discount rates. We compared the short term price forecasts to observable market forward curves that we sourced independently. We compared management's long term assumptions to views published by brokers, economists, consultancies and respected industry bodies that we sourced independently, which provided a range of relevant third-party data points, and to our own views.

We also assessed by reference to market data the inputs to and calculation of the discount rate used by management. The key inputs included the risk-free rate, market risk premium and industry financing structures (gearing and cost of debt and equity). In testing these assumptions we made use of KPMG valuation experts.

For those assets where management identified an impairment (reversal) trigger, we assessed the valuation method, estimates of future cash flows and challenged whether these were appropriate in light of:
- management's commodity price, foreign currency rate and inflation rate forecasts;
- production and reserve estimates;
- capital and operating budgets and historical performance; and
- previous estimates.

When management relies on valuations prepared by external valuation experts, we have assessed the appropriateness of such valuations making use of KPMG valuation experts.

We assessed the mathematical accuracy of the valuation models and the accuracy of the impairment (reversal) recognised in the financial statements.

Based on our procedures we consider the impairment charges/reversals to be appropriate.

We considered whether the sensitivity analysis included in note 10 *Property, plant and equipment* appropriately described the Group's exposure to further impairments should future commodity prices deviate from management's forecasts.

We evaluated and tested management's controls over the process it uses to evaluate whether the carrying value of capitalised exploration expenses and acquisition cost for oil and gas prospects is no longer sustainable.

Key audit matter	*How the matter was addressed in our audit*
Income tax estimates	We evaluated and tested management's controls over the process it uses to measure deferred tax assets related to historic tax losses and to determine provisions for uncertain tax positions and/or related disclosure.
The Group has operations in multiple countries, each with its own taxation regime. Management makes judgements and estimates in relation to uncertain tax positions and valuation of deferred tax assets.	
The Group has significant deferred tax assets related to historic tax losses. The period over which such assets are expected to be recovered can be extensive and management applies significant judgement in assessing whether those deferred tax assets should be recognised and to determine the recoverability of those balances.	In determining the extent to which deferred tax assets should be recognised, we assessed whether the applied long term commodity price forecasts and foreign currency assumptions were consistent with those described in the key audit matter relating to valuation of upstream assets including assets under development, capitalised exploration expenses and acquisition costs for oil and gas prospects. We challenged the key assumptions made by management and confirmed that these were consistent with the long term business plans used by management to manage and monitor the development of the business.
In addition, management applies significant judgement in estimating the provision relating to uncertain tax positions and/or related disclosure. These usually arise in countries where the fiscal contribution of the oil and gas industry to the country's budget is very significant and where the tax regime and administration are immature and/or developing.	
The most notable significant uncertain tax position is a dispute with the Norwegian tax authorities that issued a deviation notice in 2016 regarding transactions between Statoil Coordination Centre (SSC) in Belgium and Norwegian entities within the Group. The issue relates to SCC's capital structure and compliance with the arm's length principle. In addition, in 2016, the Brazilian tax authorities have issued a tax assessment for 2011 disputing the allocation of sale proceeds between entities and assets involved, with regard to a divestment of 40 % interest in the Peregrino field to Sinochem at the time. A dispute with the Angolan Ministry of Finance regarding the Group's participation in Block 4, Block 15, Block 17 and Block 31 offshore Angola with regards to profit oil and taxes on activities between 2002 and 2016 has been settled in 2017.	We performed detailed testing over the tax position in each significant jurisdiction in which the Group operates using our global and local tax experts as appropriate.

We examined and assessed correspondence with tax authorities and the Group's tax advisers and papers relating to tax investigations/cases as appropriate.

The calculations used by management to determine the provisions for uncertain tax positions were assessed based on our understanding of the position of the Group and the position of the tax authorities.

We consider that the provisions for uncertain tax positions and related disclosure are appropriate. We highlighted the high level of inherent uncertainty in some of the positions. |
| Refer to note 9 *Income taxes* and note 23 *Other commitments, contingent liabilities and contingent assets* to the consolidated financial statements. | |

Key audit matter	How the matter was addressed in our audit
Estimate of asset retirement obligation	We challenged the key assumptions in management's annual process for determining the asset retirement obligation. Our testing was focused on those assumptions having the most significant impact on the asset retirement obligation selected based on our sensitivity analysis.
Given the nature of its operations, the Group incurs obligations to dismantle and remove facilities and to restore the site on which it is located. Management applies significant judgement to estimate the asset retirement obligation due to the inherent complexity in estimating future costs and the limited historical experience against which to benchmark estimates of future costs. Key assumptions are future abandonment costs, foreign currency assumptions and inflation rates.	
	To validate the appropriateness of the expected future abandonment costs we tested whether technical inputs including the number of wells, weight of the structure and length of pipelines applied in the calculation are consistent with technical assessments of the relevant fields. Further, we assessed the reasonableness of rig rates using external market data and historic rig contracts.
Refer to note 20 *Provisions* to the consolidated financial statements.	
	Our procedures over foreign currency assumptions and inflation rates were an integral part of our assessment of assumptions as applied in impairment testing. We refer to our response as described in the key audit matter over the valuation of upstream including assets under development, capitalised exploration expenses and acquisition costs for oil and gas prospects.
	Based on our procedures, we consider management's estimate of the asset retirement obligation as at 31 December 2017 to be appropriate.

Key audit matter	How the matter was addressed in our audit
Potential illegal acts including alleged accounting misconduct raised by former employees	We sought to understand why the controls that should have operated in this case had failed to result in the matter being appropriately communicated.
Similar to most large multinational companies, from time to time, the Group receives allegations regarding potentially illegal acts that could potentially have a material impact on the financial statements.	
	We examined whether there were other instances of employee allegations of accounting impropriety during the year.
The Group has developed certain policies and procedures and designed a control environment to respond to any such allegations and to establish whether or not there are misstatements in its financial statements. It has also developed certain controls designed to reduce the risk that, where any such allegations are in fact correct, intentional misstatement or other material misstatements would not be detected and corrected in a timely manner.	Where it was considered necessary, additional investigative work was carried out which did not identify any misstatements or illegal acts. We assessed the qualifications and independence of the investigations teams and assessed the appropriateness of the investigation activities and their results including utilising our forensic specialists.
In connection with the audit of the financial statements, there were identified such an allegation made by a former employee which had not been communicated to relevant internal bodies, including the Board Audit Committee.	We requested management to undertake a retrospective review of historical allegations of accounting impropriety or override of internal financial control to establish whether there were any instances that had not been notified to us. We assessed the appropriateness of the review performed by management and no further instances were identified.
The risk is that (1) there could be material misstatement arising from known allegations and (2) the Group's control environment, policies, procedures and controls regarding allegations or indications of accounting impropriety or override of internal controls are not effective to identify and assess whether they have material impact on the financial statements.	We independently assessed the related internal control deficiencies described in section 3.10 of the 2017 Annual Report and Form 20-F, which we consider to be balanced disclosure. We concluded that there was a material weakness.
Refer to section 3.10 *Risk management and internal control*.	We assessed the impact of these deficiencies and the results of our work relating to the additional investigations on our planned audit work and carried out additional audit procedures as we considered necessary.
	Finally we assessed the control environment, policies and procedures and tested the controls that should operate where such allegations are identified through the Group's Ethics Helpline. We found these to operate effectively and no material weaknesses in this regard.

Other information

Management is responsible for the other information. The other information comprises the chapters introduction, strategic report, governance, section 4.2 *Supplementary oil and gas information* and additional information included in the annual report, but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the board of directors and chief executive officer for the financial statements

The board of directors and chief executive officer ('management') are responsible for the preparation and fair presentation of the financial statements of the parent company in accordance with simplified application of international accounting standards according to the Norwegian Accounting Act section 3-9, and for the preparation and fair presentation of the Consolidated financial statements of the Group in accordance with International Financial Reporting Standards as adopted by the EU, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's and the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with laws, regulations, and auditing standards and practices generally accepted in Norway, including ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements (see further explanation below).

As part of an audit in accordance with laws, regulations, and auditing standards and practices generally accepted in Norway, including ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

* identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error. We design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
* obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's or the Group's internal control.
* evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
* conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's and the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and the Group to cease to continue as a going concern.
* evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
* obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the Consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the Group. We remain solely responsible for our audit opinion.

We communicate with the board of directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the board of directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the board of directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

Opinion on the board of directors' report and the statements on corporate governance and corporate social responsibility

Based on our audit of the financial statements as described above, it is our opinion that the information presented in the board of directors' report and in the statements on Corporate Governance and Corporate Social Responsibility concerning the financial statements and the going concern assumption, and the proposal for the allocation of the profit is consistent with the financial statements and complies with relevant law and regulations.

Opinion on registration and documentation

Based on our audit of the financial statements as described above, and procedures we considered necessary in accordance with the International Standard on Assurance Engagements (ISAE) 3000, «Assurance Engagements Other than Audits or Reviews of Historical Financial Information», it is our opinion that management has fulfilled its duty to produce a proper and clearly set out registration and documentation of the Company's accounting information in accordance with relevant law and bookkeeping standards and practices generally accepted in Norway.

Stavanger, 15 March 2018
KPMG AS

Ståle Christensen[13]   Jimmy Daboo
State Authorised Public Accountant

Note: This translation from Norwegian has been prepared for information purposes only.

---

[13] Appointed as the responsible auditor by KPMG AS according to the Auditing and Auditors Act section 2-2

The reports set out below are provided in accordance with standards of the Public Company Accounting Oversight Board (United States). KPMG AS has also issued a report in accordance with law, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing (ISAs), which includes opinions on the Consolidated financial statements and the parent company financial statements of Statoil ASA, and on other required matters. That report is set out on pages 125 to 130.

Report of Independent Registered Public Accounting Firm

The board of directors and shareholders of Statoil ASA

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Statoil ASA and subsidiaries (the Company) as of 31 December 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December 2017, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated 15 March 2018 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Changes in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has elected to present net interest costs related to its defined benefit pension plans within net financial items in 2017. These expenses were previously included in the consolidated statement of income as part of pension cost within net operating income in prior periods.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

/s/ KPMG AS

Stavanger, Norway
15 March 2018

Report of KPMG on Statoil's internal control over financial reporting

The board of directors and shareholders of Statoil ASA

Opinion on Internal Control Over Financial Reporting

We have audited Statoil ASA*'s* and subsidiaries (the Company) internal control over financial reporting as of 31 December 2017, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of 31 December 2017, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of 31 December 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2017, and the related notes (collectively, the consolidated financial statements), and our report dated 15 March 2018 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

A material weakness related to controls and procedures for the identification, assessment and timely and appropriate communication to the Board Audit Committee of questions or concerns (including allegation of misconduct) raised by employees in connection with termination of their employment (otherwise than through the Company's external Ethics help line) has been identified as described in management's assessment.

No misstatements in the consolidated financial statements were identified as a result of this matter. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG AS

Stavanger, Norway
15 March 2018

CONSOLIDATED STATEMENT OF INCOME

(in USD million)	Note	Full year 2017	2016	2015
Revenues	26	**60,971**	45,688	57,900
Net income/(loss) from equity accounted investments	12	**188**	(119)	(29)
Other income	4	**27**	304	1,770
Total revenues and other income	3	**61,187**	45,873	59,642
Purchases [net of inventory variation]		**(28,212)**	(21,505)	(26,254)
Operating expenses		**(8,763)**	(9,025)	(10,512)
Selling, general and administrative expenses		**(738)**	(762)	(921)
Depreciation, amortisation and net impairment losses	10, 11	**(8,644)**	(11,550)	(16,715)
Exploration expenses	11	**(1,059)**	(2,952)	(3,872)
Net operating income/(loss)	3	**13,771**	80	1,366
Net financial items	8	**(351)**	(258)	(1,311)
Income/(loss) before tax		**13,420**	(178)	55
Income tax	9	**(8,822)**	(2,724)	(5,225)
Net income/(loss)		**4,598**	(2,902)	(5,169)
Attributable to equity holders of the company		**4,590**	(2,922)	(5,192)
Attributable to non-controlling interests		**8**	20	22
Basic earnings per share (in USD)		1.40	(0.91)	(1.63)
Diluted earnings per share (in USD)		1.40	(0.91)	(1.63)
Weighted average number of ordinary shares outstanding (in millions)		3,268	3,195	3,179
Weighted average number of ordinary shares outstanding, diluted (in millions)		3,288	3,207	3,189

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in USD million)	Note	Full year 2017	2016	2015
Net income/(loss)		4,598	(2,902)	(5,169)
Actuarial gains/(losses) on defined benefit pension plans	19	172	(503)	1,599
Income tax effect on income and expenses recognised in OCI[1]		(38)	129	(461)
Items that will not be reclassified to the Consolidated statement of income		134	(374)	1,138
Currency translation adjustments		1,710	17	(3,976)
Net gains/(losses) from available for sale financial assets		(64)	0	0
Share of OCI from equity accounted investments		(40)	0	0
Items that may subsequently be reclassified to the Consolidated statement of income		1,607	17	(3,976)
Other comprehensive income/(loss)		1,741	(357)	(2,838)
Total comprehensive income/(loss)		6,339	(3,259)	(8,007)
Attributable to the equity holders of the company		6,331	(3,279)	(8,030)
Attributable to non-controlling interests		8	20	22

1) OCI = Other Comprehensive Income

CONSOLIDATED BALANCE SHEET

(in USD million)	Note	At 31 December 2017	2016
ASSETS			
Property, plant and equipment	10	63,637	59,556
Intangible assets	11	8,621	9,243
Equity accounted investments	12	2,551	2,245
Deferred tax assets	9	2,441	2,195
Pension assets	19	1,306	839
Derivative financial instruments	25	1,603	1,819
Financial investments	13	2,841	2,344
Prepayments and financial receivables	13	912	893
Total non-current assets		83,911	79,133
Inventories	14	3,398	3,227
Trade and other receivables	15	9,425	7,839
Derivative financial instruments	25	159	492
Financial investments	13	8,448	8,211
Cash and cash equivalents	16	4,390	5,090
Total current assets		25,820	24,859
Assets classified as held for sale	4	1,369	537
Total assets		111,100	104,530
EQUITY AND LIABILITIES			
Shareholders' equity		39,861	35,072
Non-controlling interests		24	27
Total equity	17	39,885	35,099
Finance debt	18, 22	24,183	27,999
Deferred tax liabilities	9	7,654	6,427
Pension liabilities	19	3,904	3,380
Provisions	20	15,557	13,406
Derivative financial instruments	25	900	1,420
Total non-current liabilities		52,198	52,633
Trade, other payables and provisions	21	9,737	9,666
Current tax payable		4,057	2,184
Finance debt	18	4,091	3,674
Dividends payable	17	729	712
Derivative financial instruments	25	403	508
Total current liabilities		19,017	16,744
Liabilities directly associated with the assets classified as held for sale	4	0	54
Total liabilities		71,214	69,431
Total equity and liabilities		111,100	104,530

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	Available for sale financial assets	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity
At 31 December 2014	1,139	5,714	45,677	(1,305)	0	0	51,225	57	51,282
Net income/(loss)			(5,192)				(5,192)	22	(5,169)
Other comprehensive income/(loss)			1,138	(3,976)	0	0	(2,838)		(2,838)
Total comprehensive income/(loss)									(8,007)
Dividends			(2,930)				(2,930)		(2,930)
Other equity transactions		6	(0)				6	(43)	(38)
At 31 December 2015	1,139	5,720	38,693	(5,281)	0	0	40,271	36	40,307
Net income/(loss)			(2,922)				(2,922)	20	(2,902)
Other comprehensive income/(loss)			(374)	17	0	0	(357)		(357)
Total comprehensive income/(loss)									(3,259)
Dividends	17	887	(2,824)				(1,920)		(1,920)
Other equity transactions		1	0				2	(30)	(28)
At 31 December 2016	1,156	6,607	32,573	(5,264)	0	0	35,072	27	35,099
Net income/(loss)			4,590				4,590	8	4,598
Other comprehensive income/(loss)			134	1,710 [1]	(64)	(40)	1,741		1,741
Total comprehensive income/(loss)									6,339
Dividends	24	1,333	(2,891)				(1,534)		(1,534)
Other equity transactions		(8)	0				(8)	(10)	(18)
At 31 December 2017	1,180	7,933	34,406	(3,554)	(64)	(40)	39,861	24	39,885

1) Currency translation adjustments year to date includes a loss of USD 294 million directly associated with the sale of interest in Kai Kos Dehseh oil sands project. See note 4 Acquisitions and divestments for information on transaction.

Refer to note 17 Shareholders' equity and dividends.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in USD million)	Note	2017	Full year 2016	2015
Income/(loss) before tax		13,420	(178)	55
Depreciation, amortisation and net impairment losses	10, 11	8,644	11,550	16,715
Exploration expenditures written off	11	(8)	1,800	2,164
(Gains) losses on foreign currency transactions and balances		(453)	(137)	1,166
(Gains) losses on sales of assets and businesses	4	395	(110)	(1,716)
(Increase) decrease in other items related to operating activities		(391)	1,076	558
(Increase) decrease in net derivative financial instruments	25	(596)	1,307	1,551
Interest received		282	280	363
Interest paid		(622)	(548)	(443)
Cash flows provided by operating activities before taxes paid and working capital items		20,671	15,040	20,414
Taxes paid		(5,766)	(4,386)	(8,078)
(Increase) decrease in working capital		(542)	(1,620)	1,292
Cash flows provided by operating activities		14,363	9,034	13,628
Additions through business combinations	4	0	0	(398)
Capital expenditures and investments		(10,755)	(12,191)	(15,518)
(Increase) decrease in financial investments		592	877	(2,813)
(Increase) decrease in other items interest bearing		79	107	(22)
Proceeds from sale of assets and businesses	4	406	761	4,249
Cash flows used in investing activities		(9,678)	(10,446)	(14,501)
New finance debt	18	0	1,322	4,272
Repayment of finance debt		(4,775)	(1,072)	(1,464)
Dividend paid	17	(1,491)	(1,876)	(2,836)
Net current finance debt and other		444	(333)	(701)
Cash flows provided by (used in) financing activities	18	(5,822)	(1,959)	(729)
Net increase (decrease) in cash and cash equivalents		(1,137)	(3,371)	(1,602)
Effect of exchange rate changes on cash and cash equivalents		436	(152)	(871)
Cash and cash equivalents at the beginning of the period (net of overdraft)	16	5,090	8,613	11,085
Cash and cash equivalents at the end of the period (net of overdraft)	16	4,390	5,090	8,613

Cash and cash equivalents include bank overdrafts of zero at 31 December 2017, zero at 31 December 2016 and USD 10 million at 31 December 2015.

Interest paid in cash flows provided by operating activities is excluding capitalised interest of USD 454 million at 31 December 2017, USD 355 million at 31 December 2016 and USD 392 million at 31 December 2015. Capitalised interest is included in Capital expenditures and investments in cash flows used in investing activities.

Notes to the Consolidated financial statements

1 Organisation

Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Statoil ASA's shares are listed on the Oslo Børs (OSL, Norway) and the New York Stock Exchange (NYSE, USA).

The Statoil group's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products and other forms of energy.

All the Statoil group's oil and gas activities and net assets on the Norwegian continental shelf are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is co-obligor or guarantor of certain debt obligations of Statoil ASA.

The Consolidated financial statements of Statoil for the full year 2017 were authorised for issue in accordance with a resolution of the board of directors on 14 March 2018.

2 Significant accounting policies

Statement of compliance
The Consolidated financial statements of Statoil ASA and its subsidiaries (Statoil) have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and also comply with IFRSs as issued by the International Accounting Standards Board (IASB), effective at 31 December 2017.

Basis of preparation
The financial statements are prepared on the historical cost basis with some exceptions, as detailed in the accounting policies set out below. The policies described in the main part of this note are the ones in effect at the balance sheet date, and these policies have been applied consistently to all periods presented in these Consolidated financial statements. Certain amounts in the comparable years have been restated to conform to current year presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

Operating related expenses in the Consolidated statement of income are presented as a combination of function and nature in conformity with industry practice. Purchases [net of inventory variation] and Depreciation, amortisation and net impairment losses are presented in separate lines based on their nature, while Operating expenses and Selling, general and administrative expenses as well as Exploration expenses are presented on a functional basis. Significant expenses such as salaries, pensions, etc. are presented by their nature in the notes to the Consolidated financial statements.

Standards, amendments to standards, and interpretations of standards, issued but not yet adopted
At the date of these Consolidated financial statements, the following standards, amendments to standards and interpretations of standards applicable to Statoil have been issued, but were not yet effective:

IFRS 9 Financial Instruments
IFRS 9 will be implemented by Statoil on the effective date 1 January 2018. The standard replaces IAS 39 Financial instruments: Recognition and Measurement. Statoil will implement IFRS 9 retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application. The impact of the IFRS 9 implementation on Statoil's equity is immaterial.

Portions of Statoil's cash equivalents and current financial investments tied to liquidity management, which under IAS 39 are classified as held for trading and reflected at fair value through profit and loss, will under IFRS 9 be measured at amortised cost, based on an evaluation of the contractual terms and the business model applied. For certain financial assets currently classified as Available for sale (AFS), changes in fair value which are currently reflected in OCI, will be reflected in profit and loss under IFRS 9. No major changes are currently deemed necessary for Statoil's expected loss recognition process to satisfy IFRS 9's financial asset impairment requirements.

IFRS 15 Revenue from Contracts with Customers
IFRS 15, which will be implemented by Statoil on the effective date 1 January 2018, covers the recognition of revenue in the financial statements and related disclosure. IFRS 15 replaces existing revenue recognition guidance, including IAS 18 Revenue. IFRS 15 requires identification of the performance obligations for the transfer of goods and services in each contract with customers. Revenue will be recognised upon satisfaction of the performance obligations for the amounts that reflect the consideration to which Statoil expects to be entitled in exchange for those goods and services.

IFRS 15 will principally impact the Marketing, Midstream & Processing segment (MMP), which accounts for the majority of Statoil's sales to customers, and which is responsible for the marketing and sale of the Norwegian State's direct financial interest's (SDFI's) petroleum volumes. To a lesser extent, the segments Exploration & Production International (E&P International) and Exploration & Production Norway (E&P Norway) are however also affected.

The impact on Statoil's equity of the implementation of IFRS 15 is immaterial. Mainly on the basis of the limited implementation impact, Statoil will implement IFRS 15 retrospectively with the cumulative effect recognised at the date of initial application. IFRS 15 will require updated disclosures, in particular related to the distinction between revenue from contracts with customers and other revenue, and disaggregation of revenue streams. Such disclosures will be provided based on consideration of the level of detail necessary. The most significant accounting evaluations and conclusions related to the implementation of IFRS 15 in Statoil are summarised below.

Sale and transportation of goods;
Under IFRS 15, revenue from the sale and transportation of crude oil, natural gas, petroleum products and other merchandise will be recognised when a customer obtains control of the goods, which normally will be when title passes at point of delivery of the goods, based on the contractual terms of the agreements. Each such sale normally represents one performance obligation, which in the case of natural gas sales are completed over time in line with the delivery of the actual physical quantities. A number of bi-lateral long-term contracts, mainly for the sale of natural gas, as well as certain spot and term contracts, represent the sale of non-financial items that may be settled net in cash, but which have been entered into for the purpose of delivery of non-financial commodity items in accordance with Statoil's expected purchase, sale or usage requirements. Statoil consequently will apply IFRS 9's "own use" exemption for such contracts, and these physical sales will be accounted for as revenue from contracts with customers.

In some sales of goods, such as certain sales of crude oil, Statoil may provide transport services after control of the goods has been transferred to the customer. Following implementation of IFRS 15, such transport, which previously was considered part of a single sale of goods transaction, will be considered to be a distinct service that is completed over time and is distinct from the good sold. These transport services will consequently be recognised separately and be combined with other transport revenues. The impact from the resulting immaterial timing differences constitutes the only identified IFRS 15 implementation impact with a net effect on equity and net operating profit in Statoil.

Marketing and sale of the Norwegian State's (the State's) share of crude oil and natural gas production from the Norwegian continental shelf (NCS);
Statoil has considered whether it acts as the principal in these transactions under IFRS 15, i.e. whether it controls the State's volumes prior to onwards sales to third party customers. Statoil's sales of the State's natural gas volumes are performed for the State's account and risk, and although Statoil has been granted the ability to direct the use of the volumes, all the benefits from the sales of these volumes flow to the State. On that basis, Statoil is not considered the principal in the sale of the SDFI's natural gas volumes. In the sales of the State-originated crude oil, Statoil also directs the use of the volumes. However, although certain benefits from these sales subsequently flow to the State, Statoil purchases the crude oil volumes from the State and obtains substantially all the remaining benefits. Statoil therefore is considered the principal in the crude oil sales. The accounting for Statoil's sale of the SDFI's natural gas and crude oil under IFRS 15 will consequently not lead to changes compared to the practice under IAS 18.

Other identified differences;
Certain items, which have previously been classified as Revenues in the Consolidated statement of income, will not qualify as revenue from contracts with customers under IFRS 15. These include taxes paid in kind under certain production sharing agreements (PSAs), and the reflection of commodity-based derivatives connected with sales contracts or revenue-related risk management. Adjustments for imbalances between oil and gas production and sales, following Statoil's transition from the sales method to imbalances accounting on 1 January 2018 (see the item "Voluntary change in significant accounting policies decided upon, but not yet adopted" below), will also not qualify as revenue from contracts with customers under IFRS 15. These items however still either represent a form of revenue or are closely connected to revenue transactions, and they will be reflected as Other revenue following the IFRS 15 implementation. Statoil will combine 'Revenue from contracts with customers' and 'Other revenue' into a single line item, Revenues, in the Consolidated statement of income, and will disclose the relevant disaggregation in the notes to the Consolidated financial statements. In addition, Statoil will reclassify the impact of certain commodity-based earn-out agreements and contingent consideration elements, which previously have been reflected under Revenues, to Other income. Total revenues and other income in the Statement of income will consequently not be impacted by this reclassification.

IFRS 16 Leases
IFRS 16, effective from 1 January 2019, covers the recognition of leases and related disclosure in the financial statements, and will replace IAS 17 Leases. The new standard defines a lease as a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In the financial statement of lessees, IFRS 16 requires recognition in the balance sheet for each contract that meets its definition of a lease as right-of-use asset and lease liability, while lease payments are to be reflected as interest expense and a reduction of lease liabilities. The right-of-use assets are to be depreciated in accordance with IAS 16 Property, Plant and Equipment over the shorter of each contract's term and the assets' useful life. IFRS 16 will also lead to changes in the classification of lease-related payments in the statement of cash flows, and the portion of lease payments representing payments of lease liabilities will be classified as cash flows used in financing activities. The standard consequently implies a significant change in lessees' accounting for leases currently defined as operating leases under IAS 17 and for other contracts that do not meet this definition but are considered to be leases under IFRS 16, impacting both the balance sheet, the statement of income and the statement of cash flows.

As a practical expedient, IFRS 16 allows for contracts already classified either as leases under IAS 17 or as non-lease service arrangements, to maintain their respective classifications upon the implementation of IFRS 16. Statoil expects to apply this "grandfathering" transition option.

IFRS 16 requires adoption either on a full retrospective basis, or retrospectively with the cumulative effect of initially recognising the standard as an adjustment to retained earnings at the date of initial application ("the modified retrospective method"), and in the latter case allows a number of practical expedients in transitioning existing leases at the time of initial application. Statoil anticipates applying the modified retrospective method in the implementation of IFRS 16.

Implementation of IFRS 16 will affect all Statoil's segments. Statoil will adopt IFRS 16 on 1 January 2019, and is in the process of evaluating the impact of the standard. The actual impact on the Consolidated financial statements of applying IFRS 16 will depend on future economic conditions, including Statoil's borrowing rate and the composition of Statoil's lease portfolio at implementation. IFRS 16 involves several implementation choices and interpretations which may also significantly impact Statoil's Consolidated financial statements. The accounting issues which at this stage are expected to most significantly affect the implementation of IFRS 16 in Statoil, as well as their expected impact where this can currently be determined, are summarised below. In addition to these issues, Statoil has identified several other leasing related interpretations and policy decisions which are under evaluation. Work is continuing in order to determine the impact and the proper accounting for all identified issues, but the assessments have not yet been concluded. Statoil is consequently not yet in a position to determine the expected impact of IFRS 16 on its Consolidated financial statements.

Distinguishing operators and joint operations as lessees, including sublease considerations;

IFRS 16 establishes that when a lease contract is entered into by a joint arrangement, or on behalf of a joint arrangement, the joint arrangement is considered to be the customer, and hence the lessee, in the contract. In the oil and gas industry, where activity frequently is carried out through joint arrangements or similar arrangements, the application of this IFRS 16 requirement depends on evaluations of whether the joint arrangement or its operator is the lessee in each lease agreement. In many cases where an operator is the sole signatory to a contract to lease an asset to be used in the activities of a specific joint operation, the operator does so implicitly or explicitly on behalf of the joint arrangement. In certain jurisdictions, and importantly for Statoil this includes the NCS, the concessions granted by the authorities establish both a right and an obligation for the operator to enter into necessary agreements in the name of the joint operations (licences). As is the customary norm in upstream activities operated through joint arrangements, the operator will manage the lease, pay the lessor, and subsequently re-bill the partners for their share of the lease costs. In each such instance, it is necessary to determine whether the operator is the sole lessee in the arrangement, and if so, whether the billings to partners may represent sub-leases, or whether it is in fact the joint arrangement which is the lessee, with each participant accounting for its proportionate share of the lease. Depending on facts and circumstances in each case, the conclusions reached may vary between contracts and legal jurisdictions. This issue may materially impact the financial statements of Statoil both as an operator and joint operation participant in the oil and gas industry.

Separation of lease and non-lease components;

IFRS 16 allows for additional services and non-lease components included in lease contracts to be accounted for either separately, or as part of the lease. The standard's presumption is that non-lease components should be accounted for separately, while accounting for such components as part of a lease is an exemption that must be taken consistently by class of underlying asset. In the case of significant non-lease components in contracts containing leases, the choice of accounting policy may impact the financial statements significantly, as it entails choosing between expensing service elements as a form of operating cost as incurred, or reflecting them as part of right of use assets (with a corresponding increase in the lease liabilities), with related amortisation and financial expenses. Many of Statoil's lease contracts, such as rig and vessel leases, involve a number of additional services and components, including personnel cost, maintenance, drilling related activities, and other items. For a number of contracts, the additional services may represent a not inconsiderable portion of the total contract value, and such additional services are not always identified and separately priced. The full extent of non-lease components in Statoil's contracts has yet to be established, and Statoil has not yet determined whether it will account for additional services as parts of the lease, and if so, for which underlying classes of assets.

Leases applied in activities that are capitalised;

In exploration activities, direct costs are capitalised until the result of the exploration has been evaluated. In the development phase of projects, direct costs are likewise capitalised and normally become part of Property, plant and equipment (PP&E). During upstream production activities, asset enhancements such as the drilling of production wells are also capitalised. In all these activities, Statoil will frequently employ leased drilling rigs and other leased assets. Statoil is in the process of evaluating how leases under IFRS 16 will be reflected when leased assets are used in an activity for which the costs are capitalised.

Evaluating the impact of option periods for the lease terms;

The term of a lease determines the period of time for which cash flow will be discounted and reflected in the balance sheet. Under IFRS 16 the lease term therefore impacts the recognised amounts of right of use assets and lease liabilities. Many of Statoil's major leases, such as leases of vessels, rigs and buildings, include term options. In applying IFRS 16 it is of increasing importance for Statoil to determine whether each lease contract's term options should be considered to be reasonably certain to be exercised. Such evaluations will be made at commencement of the leases and subsequently when facts and circumstances require it. In Statoil's view, the term 'reasonably certain' implies a probability level significantly higher than 'probable', and this will be reflected in Statoil's ongoing evaluations.

Distinguishing fixed and variable lease payment elements;

Under IFRS 16, fixed and in-substance fixed lease payments are to be included in the commencement date computation of a lease liability, while variable payments dependent on use of the asset are not. Particularly as regards drilling rig leases, Statoil's lease contracts may include fixed rates for when the asset in question is in operation, and alternative, lower rates ("stand-by rates") for periods where the asset is idle, but still under contract. Statoil is currently evaluating the appropriate rates to be reflected in the lease liability.

Use of the standard's short-term lease exemption;

As a practical expedient, IFRS 16 allows an entity not to capitalise short term leases on its balance sheet. The choice must be made by class of underlying asset. The practical expedient provides a simplification, but will also result in less comparability in the Statement of income, as the short-term lease expenses will be presented as a form of operating expenses, while the cost for long-term leases will be presented as interest expenses and depreciation. Statoil has not yet determined whether the exemption will be applied, and if so, for which classes of underlying assets.

Other standards, amendments to standards and interpretations of standards

The amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures, effective from a future date to be determined by the IASB, establish requirements for the accounting for sales or contributions of assets between an investor and its associate or joint venture. Whether or not the assets are housed in a subsidiary, a full gain or loss will be recognised in the statement of income when the transaction involves assets that constitute a business, whereas a partial gain or loss will be recognised when the transaction involves assets that do not constitute a business. The amendments are to be applied prospectively. Statoil has not determined an adoption date for the amendments.

Other standards, amendments to standards, and interpretations of standards, issued but not yet effective, are either not expected to impact Statoil's Consolidated financial statements materially, or are not expected to be relevant to Statoil's Consolidated financial statements upon adoption.

Voluntary change in significant accounting policies decided upon, but not yet adopted

With effect from 1 January 2018, Statoil will change its policy for recognition of revenue from the production of oil and gas properties in which Statoil shares an interest with other companies. Currently Statoil recognises revenue on the basis of volumes lifted and sold to customers during the period (the sales method). Under the new method, Statoil will recognise revenues according to Statoil's ownership in producing fields, where the accounting for the imbalances will be presented as other revenue. This voluntary change in policy is made because it better reflects Statoil's operational performance, and also increases comparability with the financial reporting of Statoil's peers. The change in policy affects the timing of revenue recognition from oil and gas production, however the impact on Statoil's equity upon implementation is immaterial.

Changes in significant accounting policies in the current period

With effect from 1 January 2017, Statoil presents net interest costs related to its defined benefit pension plans within Net financial items. These expenses were previously included in the Consolidated statement of income as part of pension cost within net operating income/(loss). The policy change better aligns the classification of the interest costs with their nature, as the benefit plan is closed to new members and now increasingly represents a financial exposure to Statoil. The change in presentation also impacts the gain or loss from changes in the fair value of Statoil's notional contribution pension plans. The impact on the net operating income at implementation and for comparative periods presented in these financial statements is immaterial.

Basis of consolidation

The Consolidated financial statements include the accounts of Statoil ASA and its subsidiaries and include Statoil's interest in jointly controlled and equity accounted investments.

Subsidiaries

Entities are determined to be controlled by Statoil, and consolidated in Statoil's financial statements, when Statoil has power over the entity, ability to use that power to affect the entity's returns, and exposure to, or rights to, variable returns from its involvement with the entity.

All intercompany balances and transactions, including unrealised profits and losses arising from Statoil's internal transactions, have been eliminated in full.

Non-controlling interests are presented separately within equity in the balance sheet.

Joint operations and similar arrangements, joint ventures and associates

A joint arrangement is present where Statoil holds a long-term interest which is jointly controlled by Statoil and one or more other venturers under a contractual arrangement in which decisions about the relevant activities require the unanimous consent of the parties sharing control. Such joint arrangements are classified as either joint operations or joint ventures.

The parties to a joint operation have rights to the assets and obligations for the liabilities, relating to their respective share of the joint arrangement. In determining whether the terms of contractual arrangements and other facts and circumstances lead to a classification as joint operations, Statoil considers the nature of products and markets of the arrangement and whether the substance of their agreements is that the parties involved have rights to substantially all the arrangement's assets. Statoil accounts for the assets, liabilities, revenues and expenses relating to its interests in joint operations in accordance with the principles applicable to those particular assets, liabilities, revenues and expenses. Normally this leads to accounting for the joint operation in a manner similar to the previous proportionate consolidation method.

Those of Statoil's exploration and production licence activities that are within the scope of IFRS 11 Joint Arrangements have been classified as joint operations. A considerable number of Statoil's unincorporated joint exploration and production activities are conducted through arrangements that are not jointly controlled, either because unanimous consent is not required among all parties involved, or no single group of parties has joint control over the activity. Licence activities where control can be achieved through agreement between more than one combination of involved parties are considered to be outside the scope of IFRS 11, and these activities are accounted for on a pro-rata basis using Statoil's ownership share. Currently there are no significant differences in Statoil's accounting for unincorporated licence arrangements whether in scope of IFRS 11 or not.

Joint ventures, in which Statoil has rights to the net assets, are accounted for using the equity method.

Investments in companies in which Statoil has neither control nor joint control, but has the ability to exercise significant influence over operating and financial policies, are classified as Equity accounted investments.

Under the equity method, the investment is carried on the balance sheet at cost plus post-acquisition changes in Statoil's share of net assets of the entity, less distributions received and less any impairment in value of the investment. Goodwill may arise as the surplus of the cost of investment over Statoil's share of the net fair value of the identifiable assets and liabilities of the joint venture or associate. Such goodwill is recorded within the corresponding investment. The Consolidated statement of income reflects Statoil's share of the results after tax of an equity-accounted entity, adjusted to account for depreciation, amortisation and any impairment of the equity-accounted entity's assets based on their fair values at the date of acquisition. Where material differences in accounting policies arise, adjustments are made to the financial statements of equity-accounted entities in order to bring the accounting policies used into line with Statoil's. Material unrealised gains on transactions between Statoil and its equity-accounted entities are eliminated to the extent of Statoil's interest in each equity-accounted entity. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Statoil assesses investments in equity-accounted entities for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Statoil as operator of joint operations and similar arrangements

Indirect operating expenses such as personnel expenses are accumulated in cost pools. These costs are allocated on an hours' incurred basis to business areas and Statoil operated joint operations under IFRS 11 and to similar arrangements (licences) outside the scope of IFRS 11. Costs allocated to the other partners' share of operated joint operations and similar arrangements reduce the costs in the Consolidated statement of income. Only Statoil's share of the statement of income and balance sheet items related to Statoil operated joint operations and similar arrangements are reflected in the Consolidated statement of income and the Consolidated balance sheet.

Reportable segments

Statoil identifies its business areas on the basis of those components of Statoil that are regularly reviewed by the chief operating decision maker, Statoil's corporate executive committee (CEC). Statoil combines business areas when these satisfy relevant aggregation criteria.

Statoil's accounting policies as described in this note also apply to the specific financial information included in reportable segments-related disclosure in these Consolidated financial statements.

Foreign currency translation

In preparing the financial statements of the individual entities, transactions in foreign currencies (those other than functional currency) are translated at the foreign exchange rate at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate at the balance sheet date. Foreign exchange differences arising on translation are recognised in the Consolidated statement of income as foreign exchange gains or losses within net financial items. Foreign exchange differences arising from the translation of estimate-based provisions, however, generally are accounted for as part of the change in the underlying estimate and as such may be included within the relevant operating expense or income tax sections of the Consolidated statement of income depending on the nature of the provision. Non-monetary assets that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transactions.

Presentation currency

For the purpose of the Consolidated financial statements, the statement of income, the balance sheet and the cash flows of each entity are translated from the functional currency into the presentation currency, USD. The assets and liabilities of entities whose functional currencies are other than USD, are translated into USD at the foreign exchange rate at the balance sheet date. The revenues and expenses of such entities are translated using the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation from functional currency to presentation currency are recognised separately in Other comprehensive income (OCI). The cumulative amount of such translation differences relating to an entity and previously recognised in OCI, is reclassified to the Consolidated statement of income and reflected as a part of the gain or loss on disposal of that entity.

Business combinations

Determining whether an acquisition meets the definition of a business combination requires judgement to be applied on a case by case basis. Acquisitions are assessed under the relevant IFRS criteria to establish whether the transaction represents a business combination or an asset purchase. Depending on the specific facts, acquisitions of exploration and evaluation licences for which a development decision has not yet been made, have largely been concluded to represent asset purchases.

Business combinations, except for transactions between entities under common control, are accounted for using the acquisition method of accounting. The acquired identifiable tangible and intangible assets, liabilities and contingent liabilities are measured at their fair values at the date of the acquisition. Acquisition costs incurred are expensed under Selling, general and administrative expenses.

Revenue recognition

Revenues associated with sale and transportation of crude oil, natural gas, petroleum products and other merchandise are recognised when risk passes to the customer, which is normally when title passes at the point of delivery of the goods, based on the contractual terms of the agreements.

Revenues from the production of oil and gas properties in which Statoil shares an interest with other companies are recognised on the basis of volumes lifted and sold to customers during the period (the sales method). Where Statoil has lifted and sold more than the ownership interest, an accrual is recognised for the cost of the overlift. Where Statoil has lifted and sold less than the ownership interest, costs are deferred for the underlift.

Revenue is presented net of customs, excise taxes and royalties paid in-kind on petroleum products. Revenue is presented gross of in-kind payments of amounts representing income tax.

Sales and purchases of physical commodities, which are not settled net, are presented on a gross basis as revenues and purchases [net of inventory variation] in the statement of income. Activities related to trading and commodity-based derivative instruments are reported on a net basis, with the margin included in revenues.

Transactions with the Norwegian State

Statoil markets and sells the Norwegian State's share of oil and gas production from the Norwegian continental shelf (NCS). The Norwegian State's participation in petroleum activities is organised through the SDFI. All purchases and sales of the SDFI's oil production are classified as purchases [net of inventory variation] and revenues, respectively. Statoil sells, in its own name, but for the Norwegian State's account and risk, the State's production of natural gas. These sales and related expenditures refunded by the Norwegian State are presented net in the Consolidated financial statements.

Employee benefits

Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of Statoil.

Research and development

Statoil undertakes research and development both on a funded basis for licence holders and on an unfunded basis for projects at its own risk. Statoil's own share of the licence holders' funding and the total costs of the unfunded projects are considered for capitalisation under the applicable IFRS requirements. Subsequent to initial recognition, any capitalised development costs are reported at cost less accumulated amortisation and accumulated impairment losses.

Income tax

Income tax in the Consolidated statement of income comprises current and deferred tax expense. Income tax is recognised in the Consolidated statement of income except when it relates to items recognised in OCI.

Current tax consists of the expected tax payable on the taxable income for the year and any adjustment to tax payable for previous years. Uncertain tax positions and potential tax exposures are analysed individually, and the best estimate of the probable amount for liabilities to be paid (unpaid potential tax exposure amounts, including penalties) and for assets to be received (disputed tax positions for which payment has already been made) in each case is recognised within current tax or deferred tax as appropriate. Interest income and interest expenses relating to tax issues are estimated and recognised in the period in which they are earned or incurred, and are presented within net financial items in the Consolidated statement of income. Uplift benefit on the NCS is recognised when the deduction is included in the current year tax return and impacts taxes payable.

Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax bases, subject to the initial recognition exemption. The amount of deferred tax is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. In order for a deferred tax asset to be recognised based on future taxable income, convincing evidence is required, taking into account the existence of contracts, production of oil or gas in the near future based on volumes of proved reserves, observable prices in active markets, expected volatility of trading profits, expected currency rate movements and similar facts and circumstances.

Oil and gas exploration, evaluation and development expenditures

Statoil uses the successful efforts method of accounting for oil and gas exploration costs. Expenditures to acquire mineral interests in oil and gas properties and to drill and equip exploratory wells are capitalised as exploration and evaluation expenditures within intangible assets until the well is complete and the results have been evaluated, or there is any other indicator of a potential impairment. Exploration wells that discover potentially economic quantities of oil and natural gas remain capitalised as intangible assets during the evaluation phase of the find. This evaluation is normally finalised within one year after well completion. If, following the evaluation, the exploratory well has not found potentially commercial quantities of hydrocarbons, the previously capitalised costs are evaluated for derecognition or tested for impairment. Geological and geophysical costs and other exploration and evaluation expenditures are expensed as incurred.

Capitalised exploration and evaluation expenditures, including expenditures to acquire mineral interests in oil and gas properties, related to offshore wells that find proved reserves are transferred from exploration expenditures and acquisition costs - oil and gas prospects (intangible assets) to property, plant and equipment at the time of sanctioning of the development project. For onshore wells where no sanction is required, the transfer of acquisition cost – oil and gas prospects (intangible assets) to property, plant and equipment occurs at the time when a well is ready for production.

For exploration and evaluation asset acquisitions (farm-in arrangements) in which Statoil has made arrangements to fund a portion of the selling partner's (farmor's) exploration and/or future development expenditures (carried interests), these expenditures are reflected in the Consolidated financial statements as and when the exploration and development work progresses. Statoil reflects exploration and evaluation asset dispositions (farm-out arrangements) on a historical cost basis with no gain or loss recognition.

A gain related to a post-tax based disposition of assets on the NCS includes the release of tax liabilities previously computed and recognised related to the assets in question. The resulting gross gain is recognised in full in other income in the Consolidated statement of income.

Consideration from the sale of an undeveloped part of an onshore asset reduces the carrying amount of the asset. The part of the consideration that exceeds the carrying amount of the asset, if any, is reflected in the Consolidated statement of income under other income.

Exchanges (swaps) of exploration and evaluation assets are accounted for at the carrying amounts of the assets given up with no gain or loss recognition.

Property, plant and equipment
Property, plant and equipment is reflected at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of an asset retirement obligation, if any, exploration costs transferred from intangible assets and, for qualifying assets, borrowing costs. Property, plant and equipment include costs relating to expenditures incurred under the terms of PSAs in certain countries, and which qualify for recognition as assets of Statoil. State-owned entities in the respective countries, however, normally hold the legal title to such PSA-based property, plant and equipment.

Exchanges of assets are measured at the fair value of the asset given up, unless the fair value of neither the asset received nor the asset given up is measurable with sufficient reliability.

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets, inspection costs and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will flow to Statoil, the expenditure is capitalised. Inspection and overhaul costs, associated with regularly scheduled major maintenance programmes planned and carried out at recurring intervals exceeding one year, are capitalised and amortised over the period to the next scheduled inspection and overhaul. All other maintenance costs are expensed as incurred.

Capitalised exploration and evaluation expenditures, development expenditure on the construction, installation or completion of infrastructure facilities such as platforms, pipelines and the drilling of production wells, and field-dedicated transport systems for oil and gas are capitalised as producing oil and gas properties within property, plant and equipment. Such capitalised costs, when designed for significantly larger volumes than the reserves from already developed and producing wells, are depreciated using the unit of production method based on proved reserves expected to be recovered from the area during the concession or contract period. Depreciation of production wells uses the unit of production method based on proved developed reserves, and capitalised acquisition costs of proved properties are depreciated using the unit of production method based on total proved reserves. In the rare circumstances where the use of proved reserves fails to provide an appropriate basis reflecting the pattern in which the asset's future economic benefits are expected to be consumed, a more appropriate reserve estimate is used. Depreciation of other assets and transport systems used by several fields is calculated on the basis of their estimated useful lives, normally using the straight-line method. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately. For exploration and production assets, Statoil has established separate depreciation categories which as a minimum distinguish between platforms, pipelines and wells.

The estimated useful lives of property, plant and equipment are reviewed on an annual basis, and changes in useful lives are accounted for prospectively. An item of property, plant and equipment is de-recognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in other income or operating expenses, respectively, in the period the item is de-recognised.

Assets classified as held for sale
Non-current assets are classified separately as held for sale in the balance sheet when their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is met only when the sale is highly probable, the asset is available for immediate sale in its present condition, and management is committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Liabilities directly associated with the assets classified as held for sale, and expected to be included as part of the sale transaction, are correspondingly also classified separately. Once classified as held for sale, property, plant and equipment and intangible assets are not subject to depreciation or amortisation. The net assets and liabilities of a disposal group classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

Leases
Leases for which Statoil assumes substantially all the risks and rewards of ownership are reflected as finance leases. When an asset leased by a joint operation or similar arrangement to which Statoil is a party qualifies as a finance lease, or when such an asset is leased by Statoil as operator directly on behalf of a joint operation or similar arrangement, Statoil reflects its proportionate share of the leased asset and related obligations. Finance leases are classified in the Consolidated balance sheet within property, plant and equipment and finance debt. All other leases are classified as operating leases, and the costs are charged to the relevant operating expense related caption on a straight-line basis over the lease term, unless another basis is more representative of the benefits of the lease to Statoil.

Statoil distinguishes between lease and capacity contracts. Lease contracts provide the right to use a specific asset for a period of time, while capacity contracts confer on Statoil the right to and the obligation to pay for certain volume capacity availability related to transport, terminal use, storage, etc. Such capacity contracts that do not involve specified assets or that do not involve substantially all the capacity of an undivided interest in a specific asset are not considered by Statoil to qualify as leases for accounting purposes. Capacity payments are reflected as operating expenses in the Consolidated statement of income in the period for which the capacity contractually is available to Statoil.

Intangible assets including goodwill
Intangible assets are stated at cost, less accumulated amortisation and accumulated impairment losses. Intangible assets include acquisition cost for oil and gas prospects, expenditures on the exploration for and evaluation of oil and natural gas resources, goodwill and other intangible assets.

Intangible assets relating to expenditures on the exploration for and evaluation of oil and natural gas resources are not amortised. When the decision to develop a particular area is made, its intangible exploration and evaluation assets are reclassified to property, plant and equipment.

Goodwill is initially measured at the excess of the aggregate of the consideration transferred and the amount recognised for any non-controlling interest over the fair value of the identifiable assets acquired and liabilities assumed in a business combination at the acquisition date. Goodwill acquired is allocated to each cash generating unit, or group of units, expected to benefit from the combination's synergies. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Financial assets
Financial assets are initially recognised at fair value when Statoil becomes a party to the contractual provisions of the asset. For additional information on fair value methods, refer to the Measurement of fair values section below. The subsequent measurement of the financial assets depends on which category they have been classified into at inception.

At initial recognition, Statoil classifies its financial assets into the following three main categories: Financial investments at fair value through profit or loss, loans and receivables, and available-for-sale (AFS) financial assets. The first main category, financial investments at fair value through profit or loss, further consists of two sub-categories: Financial assets held for trading and financial assets that on initial recognition are designated as fair value through profit and loss. The latter approach may also be referred to as the fair value option.

Cash and cash equivalents include cash in hand, current balances with banks and similar institutions, and short-term highly liquid investments that are readily convertible to known amounts of cash, are subject to an insignificant risk of changes in fair value and have a maturity of three months or less from the acquisition date.

Trade receivables are carried at the original invoice amount less a provision for doubtful receivables which is made when there is objective evidence that Statoil will be unable to recover the balances in full.

AFS financial assets are carried at fair value in the balance sheet, with changes in fair value initially recognised directly in Other comprehensive income/(loss). If the investment is de-recognised or determined to be impaired, the cumulative change in fair value previously reflected in Other comprehensive income/(loss) is recognised in the statement of income.

A significant part of Statoil's investments in treasury bills, commercial papers, bonds and listed equity securities is managed together as an investment portfolio of Statoil's captive insurance company and is held in order to comply with specific regulations for capital retention. The investment portfolio is managed and evaluated on a fair value basis in accordance with an investment strategy and is accounted for using the fair value option with changes in fair value recognised through profit or loss.

Financial assets are presented as current if they contractually will expire or otherwise are expected to be recovered within 12 months after the balance sheet date, or if they are held for the purpose of being traded. Financial assets and financial liabilities are shown separately in the Consolidated balance sheet, unless Statoil has both a legal right and a demonstrable intention to net settle certain balances payable to and receivable from the same counterparty, in which case they are shown net in the balance sheet.

Inventories
Commodity inventories are stated at the lower of cost and net realisable value. Cost is determined by the first-in first-out method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses. Inventories of drilling and spare parts are reflected according to the weighted average method.

Impairment
Impairment of property, plant and equipment and intangible assets other than goodwill
Statoil assesses individual assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Assets are grouped into cash generating units (CGUs) which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. Normally, separate CGUs are individual oil and gas fields or plants. Each unconventional asset play is considered a single CGU when no cash inflows from parts of the play can be reliably identified as being largely independent of the cash inflows from other parts of the play. In impairment evaluations, the carrying amounts of CGUs are determined on a basis consistent with that of the recoverable amount. In Statoil's line of business, judgement is involved in determining what constitutes a CGU. Development in production, infrastructure solutions, markets, product pricing, management actions and other factors may over time lead to changes in CGUs such as the division of one original CGU into several.

In assessing whether a write-down of the carrying amount of a potentially impaired asset is required, the asset's carrying amount is compared to the recoverable amount. The recoverable amount of an asset is the higher of its fair value less cost of disposal and its value in use. Fair value less cost of disposal is determined based on comparable recent arm's length market transactions, or based on Statoil's estimate of the price that would be received for the asset in an orderly transaction between market participants. Such fair value estimates are mainly based on discounted cash flow models, using assumed market participants' assumptions, but may also reflect market multiples observed from comparable market transactions or independent third-party valuations. Value in use is determined using a discounted cash flow model. The estimated future cash flows applied in establishing value in use are based on reasonable and supportable assumptions and represent management's best estimates of the range of economic conditions that will exist over the remaining useful life of the assets, as set down in Statoil's most recently approved long-term forecasts. Updates of assumptions and economic conditions in establishing the long-term forecasts are reviewed by corporate management on regular basis and updated at least annually. For assets and CGUs with an expected useful life or timeline for production of expected reserves extending beyond 5 years, the forecasts reflect expected production volumes for oil and natural gas, and the related cash flows include project or asset specific estimates reflecting the relevant period. Such estimates are established based on Statoil's principles and assumptions and are consistently applied.

In performing a value-in-use-based impairment test, the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate which is based on Statoil's post-tax weighted average cost of capital (WACC). The use of post-tax discount rates in determining value in use does not result in a materially different determination of the need for, or the amount of, impairment that would be required if pre-tax discount rates had been used.

Unproved oil and gas properties are assessed for impairment when facts and circumstances suggest that the carrying amount of the asset or CGU to which the unproved properties belong may exceed its recoverable amount, and at least once a year. Exploratory wells that have found reserves, but where classification of those reserves as proved depends on whether major capital expenditure can be justified or where the economic viability of that major capital expenditure depends on the successful completion of further exploration work, will remain capitalised during the evaluation phase for the exploratory finds. Thereafter it will be considered a trigger for impairment evaluation of the well if no development decision is planned for the near future and there are no firm plans for future drilling in the licence.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer be relevant or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.

Impairment losses and reversals of impairment losses are presented in the Consolidated statement of income as Exploration expenses or Depreciation, amortisation and net impairment losses, on the basis of their nature as either exploration assets (intangible exploration assets) or development and producing assets (property, plant and equipment and other intangible assets), respectively.

Impairment of goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the CGU, or group of units, to which the goodwill relates. Where the recoverable amount of the CGU, or group of units, is less than the carrying amount, an impairment loss is recognised. Once recognised, impairments of goodwill are not reversed in future periods.

Financial liabilities

Financial liabilities are initially recognised at fair value when Statoil becomes a party to the contractual provisions of the liability. The subsequent measurement of financial liabilities depends on which category they have been classified into. The categories applicable for Statoil are either financial liabilities at fair value through profit or loss or financial liabilities measured at amortised cost using the effective interest method. The latter applies to Statoil's non-current bank loans and bonds.

Financial liabilities are presented as current if the liability is due to be settled within 12 months after the balance sheet date, or if they are held for the purpose of being traded. Financial liabilities are de-recognised when the contractual obligations expire, are discharged or cancelled. Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognised either in interest income and other financial items or in interest and other finance expenses within net financial items.

Derivative financial instruments

Statoil uses derivative financial instruments to manage certain exposures to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value through profit and loss. The impact of commodity-based derivative financial instruments is recognised in the Consolidated statement of income under revenues, as such derivative instruments are related to sales contracts or revenue-related risk management for all significant purposes. The impact of other financial instruments is reflected under net financial items.

Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Derivative assets or liabilities expected to be recovered, or with the legal right to be settled more than 12 months after the balance sheet date are classified as non-current, with the exception of derivative financial instruments held for the purpose of being traded.

Contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments, are accounted for as financial instruments. However, contracts that are entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with Statoil's expected purchase, sale or usage requirements, also referred to as own-use, are not accounted for as financial instruments. This is applicable to a significant number of contracts for the purchase or sale of crude oil and natural gas, which are recognised upon delivery.

Derivatives embedded in other financial instruments or in non-financial host contracts are recognised as separate derivatives and are reflected at fair value with subsequent changes through profit and loss, when their risks and economic characteristics are not closely related to those of the host contracts, and the host contracts are not carried at fair value. Where there is an active market for a commodity or other non-financial item referenced in a purchase or sale contract, a pricing formula will, for instance, be considered to be closely related to the host purchase or sales contract if the price formula is based on the active market in question. A price formula with indexation to other markets or products will however result in the recognition of a separate derivative. Where there is no active market for the commodity or other non-financial item in question, Statoil assesses the characteristics of such a price related embedded derivative to be closely related to the host contract if the price formula is based on relevant indexations commonly used by other market participants. This applies to certain long-term natural gas sales agreements.

Pension liabilities

Statoil has pension plans for employees that either provide a defined pension benefit upon retirement or a pension dependent on defined contributions and related returns. A portion of the contributions are provided for as notional contributions, for which the liability increases with a promised notional return, set equal to the actual return of assets invested through the ordinary defined contribution plan. For defined benefit plans, the benefit to be received by employees generally depends on many factors including length of service, retirement date and future salary levels.

Statoil's proportionate share of multi-employer defined benefit plans are recognised as liabilities in the balance sheet to the extent that sufficient information is available and a reliable estimate of the obligation can be made.

Statoil's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date, reflecting the maturity dates approximating the terms of Statoil's obligations. The discount rate for the main part of the pension obligations has been established on the basis of Norwegian mortgage covered bonds, which are considered high quality corporate bonds. The cost of pension benefit plans is expensed over the period that the employees render services and become eligible to receive benefits. The calculation is performed by an external actuary.

The net interest related to defined benefit plans is calculated by applying the discount rate to the opening present value of the benefit obligation and opening present value of the plan assets, adjusted for material changes during the year. The resulting net interest element is presented in the statement of income within Net financial items. The difference between estimated interest income and actual return is recognised in the Consolidated statement of comprehensive income.

Past service cost is recognised when a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or curtailment (a significant reduction by the entity in the number of employees covered by a plan) occurs, or when recognising related restructuring costs or termination benefits. The obligation and related plan assets are re-measured using current actuarial assumptions, and the gain or loss is recognised in the statement of income.

Actuarial gains and losses are recognised in full in the Consolidated statement of comprehensive income in the period in which they occur, while actuarial gains and losses related to provision for termination benefits are recognised in the Consolidated statement of income in the period in which they occur. Due to the parent company Statoil ASA's functional currency being USD, the significant part of Statoil's pension obligations will be payable in a foreign currency (i.e. NOK). As a consequence, actuarial gains and losses related to the parent company's pension obligation include the impact of exchange rate fluctuations.

Contributions to defined contribution schemes are recognised in the statement of income in the period in which the contribution amounts are earned by the employees.

Notional contribution plans, reported in the parent company Statoil ASA, are recognised as pension liabilities with the actual value of the notional contributions and promised return at reporting date. Notional contributions are recognised in the statement of income as periodic pension cost, while changes in fair value of notional assets are reflected in the statement of income under Net financial items.

Periodic pension cost is accumulated in cost pools and allocated to business areas and Statoil operated joint operations (licences) on an hours' incurred basis and recognised in the statement of income based on the function of the cost.

Onerous contracts

Statoil recognises as provisions the net obligation under contracts defined as onerous. Contracts are deemed to be onerous if the unavoidable cost of meeting the obligations under the contract exceeds the economic benefits expected to be received in relation to the contract. A contract which forms an integral part of the operations of a CGU whose assets are dedicated to that contract, and for which the economic benefits cannot be reliably separated from those of the CGU, is included in impairment considerations for the applicable CGU.

Asset retirement obligations (ARO)

Provisions for ARO costs are recognised when Statoil has an obligation (legal or constructive) to dismantle and remove a facility or an item of property, plant and equipment and to restore the site on which it is located, and when a reliable estimate of that liability can be made. The amount recognised is the present value of the estimated future expenditures determined in accordance with local conditions and requirements. Cost is estimated based on current regulations and technology, considering relevant risks and uncertainties. The discount rate used in the calculation of the ARO is a risk-free rate based on the applicable currency and time horizon of the underlying cash flows, adjusted for a credit premium which reflects Statoil's own credit risk. Normally an obligation arises for a new facility, such as an oil and natural gas production or transportation facility, upon construction or installation. An obligation may also arise during the period of operation of a facility through a change in legislation or through a decision to terminate operations, or be based on commitments associated with Statoil's ongoing use of pipeline transport systems where removal obligations rest with the volume shippers. The provisions are classified under provisions in the Consolidated balance sheet.

When a provision for ARO cost is recognised, a corresponding amount is recognised to increase the related property, plant and equipment and is subsequently depreciated as part of the costs of the facility or item of property, plant and equipment. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding property, plant and equipment. When a decrease in the ARO provision related to a producing asset exceeds the carrying amount of the asset, the excess is recognised as a reduction of depreciation, amortisation and net impairment losses in the Consolidated statement of income. When an asset has reached the end of its useful life, all subsequent changes to the ARO provision are recognised as they occur in operating expenses in the Consolidated statement of income. Removal provisions associated with Statoil's role as shipper of volumes through third party transport systems are expensed as incurred.

Measurement of fair values

Quoted prices in active markets represent the best evidence of fair value and are used by Statoil in determining the fair values of assets and liabilities to the extent possible. Financial instruments quoted in active markets will typically include commercial papers, bonds and equity instruments with quoted market prices obtained from the relevant exchanges or clearing houses. The fair values of quoted financial assets, financial liabilities and derivative instruments are determined by reference to mid-market prices, at the close of business on the balance sheet date.

Where there is no active market, fair value is determined using valuation techniques. These include using recent arm's-length market transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and pricing models and related internal assumptions. In the valuation techniques, Statoil also takes into consideration the counterparty and its own credit risk. This is either reflected in the discount rate used or through direct adjustments to the calculated cash flows. Consequently, where Statoil reflects elements of long-term physical delivery commodity contracts at fair value, such fair value estimates to the extent possible are based on quoted forward prices in the market and underlying indexes in the contracts, as well as assumptions of forward prices and margins where observable market prices are not available. Similarly, the fair values of interest and currency swaps are estimated based on relevant quotes from active markets, quotes of comparable instruments, and other appropriate valuation techniques.

Critical accounting judgements and key sources of estimation uncertainty

Critical judgements in applying accounting policies

The following are the critical judgements, apart from those involving estimations (see below), that Statoil has made in the process of applying the accounting policies and that have the most significant effect on the amounts recognised in the financial statements:

Revenue recognition - gross versus net presentation of traded SDFI volumes of oil and gas production
As described under Transactions with the Norwegian State above, Statoil markets and sells the Norwegian State's share of oil and gas production from the NCS. Statoil includes the costs of purchase and proceeds from the sale of the SDFI oil production in purchases [net of inventory variation] and revenues, respectively. In making the judgement, Statoil considered the detailed criteria for the recognition of revenue from the sale of goods and, in particular, concluded that the risk and reward of the ownership of the oil had been transferred from the SDFI to Statoil.

Statoil sells, in its own name, but for the Norwegian State's account and risk, the State's production of natural gas. These gas sales, and related expenditures refunded by the State, are shown net in Statoil's Consolidated financial statements. In making the judgement, Statoil considered the same criteria as for the oil production and concluded that the risk and reward of the ownership of the gas had not been transferred from the SDFI to Statoil.

Key sources of estimation uncertainty

The preparation of the Consolidated financial statements requires that management make estimates and assumptions that affect reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis considering the current and expected future market conditions.

Statoil is exposed to a number of underlying economic factors which affect the overall results, such as liquids prices, natural gas prices, refining margins, foreign exchange rates and interest rates as well as financial instruments with fair values derived from changes in these factors. In addition, Statoil's results are influenced by the level of production, which in the short term may be influenced by, for instance, maintenance programmes. In the long term, the results are impacted by the success of exploration and field development activities.

The matters described below are considered to be the most important in understanding the key sources of estimation uncertainty that are involved in preparing these Consolidated financial statements and the uncertainties that could most significantly impact the amounts reported on the results of operations, financial position and cash flows.

Proved oil and gas reserves

Proved oil and gas reserves may materially impact the Consolidated financial statements, as changes in the proved reserves, for instance as a result of changes in prices, will impact the unit of production rates used for depreciation and amortisation. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations. Unless evidence indicates that renewal is reasonably certain, estimates of economically producible reserves only reflect the period before the contracts providing the right to operate expire. The project to extract the hydrocarbons must have commenced, or the operator must be reasonably certain that it will commence within a reasonable time.

Proved oil and gas reserves have been estimated by internal qualified professionals on the basis of industry standards and are governed by the oil and gas rules and disclosure requirements in the U.S. Securities Exchange Commission (SEC) regulations S-K and S-X, and the Financial Accounting Standards Board (FASB) requirements for supplemental oil and gas disclosures. The estimates have been based on a 12-month average product price and on existing economic conditions and operating methods as required, and recovery of the estimated quantities have a high degree of certainty (at least a 90% probability).

Reserves estimates are based on subjective judgements involving geological and engineering assessments of in-place hydrocarbon volumes, the production, historical recovery and processing yield factors and installed plant operating capacity. For future development projects, proved reserves estimates are included only where there is a significant commitment to project funding and execution and when relevant governmental and regulatory approvals have been secured or are reasonably certain to be secured. The reliability of these estimates at any point in time depends on both the quality and availability of the technical and economic data and the efficiency of extracting and processing the hydrocarbons. An independent third party has evaluated Statoil's proved reserves estimates, and the results of this evaluation do not differ materially from Statoil's estimates.

Expected oil and gas reserves

Expected oil and gas reserves may materially impact the Consolidated financial statements, as changes in the expected reserves, for instance as a result of changes in prices, will impact asset retirement obligations and impairment testing of upstream assets, which in turn may lead to changes in impairment charges affecting operating income. Expected oil and gas reserves are the estimated remaining, commercially recoverable quantities, based on Statoil's judgement of future economic conditions, from projects in operation or justified for development. Recoverable oil and gas quantities are always uncertain, and the expected value is the weighted average, or statistical mean, of the possible outcomes. Expected reserves are therefore typically larger than proved reserves as defined by the SEC rules. Expected oil and gas reserves have been estimated by internal qualified professionals on the basis of industry standards and are used for impairment testing purposes and for calculation of asset retirement obligations. Reserves estimates are based on subjective judgements involving geological and engineering assessments of in-place hydrocarbon volumes, the production, historical recovery and processing yield factors, installed plant operating capacity and operating approval limits. The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data and the efficiency of extracting and processing the hydrocarbons. Such estimates are inherently less reliable in early field life or where the available data is limited following a recently implemented change in the method of production.

Exploration and leasehold acquisition costs

Statoil capitalises the costs of drilling exploratory wells pending determination of whether the wells have found proved oil and gas reserves. Statoil also capitalises leasehold acquisition costs and signature bonuses paid to obtain access to undeveloped oil and gas acreage. Judgements as to whether these expenditures should remain capitalised, be de-recognised or written down in the period may materially affect the operating income for the period.

Impairment/reversal of impairment

Statoil has significant investments in property, plant and equipment and intangible assets. Changes in the circumstances or expectations of future performance of an individual asset may be an indicator that the asset is impaired, requiring the carrying amount to be written down to its recoverable amount. Impairments are reversed if conditions for impairment are no longer present. Evaluating whether an asset is impaired or if an impairment should be reversed requires a high degree of judgement and may to a large extent depend upon the selection of key assumptions about the future.

The key assumptions used will bear the risk of change based on the inherent volatile nature of macro-economic factors such as future commodity prices or discount rate and uncertainty in asset specific factors such as reserve estimates and operational decisions impacting the production profile or activity levels for our oil and natural gas properties. When estimating the recoverable amount, the single most likely future cash flows, the point estimate, is the primary method applied to reflect uncertainties in timing and amount inherent in the assumptions used in the estimated future cash flows. For assumptions in which the expected probability distributions or outcome are expected to be significantly skewed the use of decision trees or simulation is applied.

Unproved oil and gas properties are assessed for impairment when facts and circumstances suggest that the carrying amount of the relevant asset or CGU may exceed its recoverable amount, and at least annually. If, following evaluation, an exploratory well has not found proved reserves, the previously capitalised costs are tested for impairment. Subsequent to the initial evaluation phase for a well, it will be considered a trigger for impairment testing of a well if no development decision is planned for the near future and there is no firm plan for future drilling in the licence. Impairment of unsuccessful wells is reversed, as applicable, to the extent that conditions for impairment are no longer present.

Where recoverable amounts are based on estimated future cash flows, reflecting Statoil's or market participants' assumptions about the future and discounted to their present value, the estimates involve complexity. Impairment testing requires long-term assumptions to be made concerning a number of economic factors such as future market prices, refinery margins, currency exchange rates and future output, discount rates and political and country risk among others, in order to establish relevant future cash flows. Long-term assumptions for major economic factors are made at a group level, and there is a high degree of reasoned judgement involved in establishing these assumptions, in determining other relevant factors such as forward price curves, in estimating production outputs and in determining the ultimate terminal value of an asset.

Employee retirement plans

When estimating the present value of defined benefit pension obligations that represent a long-term liability in the Consolidated balance sheet, and indirectly, the period's net pension expense in the Consolidated statement of income, management make a number of critical assumptions affecting these estimates. Most notably, assumptions made about the discount rate to be applied to future benefit payments and plan assets, the expected rate of pension increase and the annual rate of compensation increase, have a direct and potentially material impact on the amounts presented. Significant changes in these assumptions between periods can have a material effect on the Consolidated financial statements.

Asset retirement obligations

Statoil has significant obligations to decommission and remove offshore installations at the end of the production period. The costs of these decommissioning and removal activities require revisions due to changes in current regulations and technology while considering relevant risks and uncertainties. Most of the removal activities are many years into the future, and the removal technology and costs are constantly changing. The estimates include assumptions of the time required and the day rates for rigs, marine operations and heavy lift vessels that can vary considerably depending on the assumed removal complexity. As a result, the initial recognition of the liability and the capitalised cost associated with decommissioning and removal obligations, and the subsequent adjustment of these balance sheet items, involve the application of significant judgement.

Derivative financial instruments

When not directly observable in active markets, the fair value of derivative contracts must be computed internally based on internal assumptions as well as directly observable market information, including forward and yield curves for commodities, currencies and interest rates. Changes in internal assumptions, forward and yield curves could materially impact the internally computed fair value of derivative contracts, particularly long-term contracts, resulting in a corresponding impact on income or loss in the Consolidated statement of income.

Income tax

Every year Statoil incurs significant amounts of income taxes payable to various jurisdictions around the world and recognises significant changes to deferred tax assets and deferred tax liabilities, all of which are based on management's interpretations of applicable laws, regulations and relevant court decisions. The quality of these estimates is highly dependent upon proper application of at times very complex sets of rules, the recognition of changes in applicable rules and, in the case of deferred tax assets, management's ability to project future earnings from activities that may apply loss carry forward positions against future income taxes.

3 Segments

Statoil's operations are managed through the following business areas: Development & Production Norway (DPN), Development & Production USA (DPUSA), Development & Production International (DPI), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The development and production business areas are responsible for the commercial development of the oil and gas portfolios within their respective geographical areas: DPN on the Norwegian continental shelf, DPUSA including offshore and onshore activities in the USA and Mexico, and DPI worldwide outside of DPN and DPUSA.

Exploration activities are managed by a separate business area, which has the global responsibility across the group for discovery and appraisal of new resources. Exploration activities are allocated to and presented in the respective development and production business areas.

The MMP business area is responsible for marketing and trading of oil and gas commodities (crude, condensate, gas liquids, products, natural gas and liquefied natural gas), electricity and emission rights, as well as transportation, processing and manufacturing of the above-mentioned commodities, operations of refineries, terminals, processing and power plants.

The NES business area is responsible for wind parks, carbon capture and storage as well as other renewable energy and low-carbon energy solutions.

The business areas DPI and DPUSA are aggregated into the reporting segment Exploration & Production International (E&P International), previously named Development and Production International. The aggregation has its basis in similar economic characteristics, such as the assets' long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The reporting segments Exploration & Production Norway (E&P Norway), previously named Development and Production Norway, and MMP consists of the business areas DPN and MMP respectively. The business areas NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment "Other" due to the immateriality of these areas. The majority of costs within the business areas GSB, TPD and EXP are allocated to the E&P International, E&P Norway and MMP reporting segments.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the years ended 31 December 2017, 2016 and 2015 are presented below. The measurement basis of segment profit is Net operating income/(loss). In the tables below, deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. Also, the line additions to PP&E, intangibles and equity accounted investments are excluding movements due to changes in asset retirement obligations.

(in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Full year 2017						
Revenues third party and other income	(23)	1,984	58,935	102	0	60,999
Revenues inter-segment[1]	17,586	7,249	83	1	(24,919)	0
Net income/(loss) from equity accounted investments	129	22	53	(16)	0	188
Total revenues and other income	17,692	9,256	59,071	87	(24,919)	61,187
Purchases [net of inventory variation][1]	0	(7)	(52,647)	(0)	24,442	(28,212)
Operating, selling, general and administrative expenses[1]	(2,954)	(2,804)	(3,925)	(235)	418	(9,501)
Depreciation, amortisation and net impairment losses	(3,874)	(4,423)	(256)	(91)	(0)	(8,644)
Exploration expenses	(379)	(681)	0	0	0	(1,059)
Net operating income/(loss)	10,485	1,341	2,243	(239)	(59)	13,771
Additions to PP&E, intangibles and equity accounted investments	4,869	5,063	320	543	0	10,795
Balance sheet information						
Equity accounted investments	1,133	234	134	1,050	0	2,551
Non-current segment assets	30,278	36,453	5,137	390	0	72,258
Non-current assets, not allocated to segments						9,102
Total non-current assets						83,911

1) Parts of the gas transportation costs that previously were allocated to MMP and therefore deducted from the inter segment transfer price, are from 1 January 2017 allocated to E&P Norway.

(in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Full year 2016						
Revenues third party and other income	184	884	44,883	41	0	45,993
Revenues inter-segment	12,971	5,873	35	1	(18,880)	(0)
Net income/(loss) from equity accounted investments	(78)	(100)	61	(3)	0	(119)
Total revenues and other income	13,077	6,657	44,979	39	(18,880)	45,873
Purchases [net of inventory variation]	1	(7)	(39,696)	(0)	18,198	(21,505)
Operating, selling, general and administative expenses	(2,547)	(2,923)	(4,439)	(340)	463	(9,787)
Depreciation, amortisation and net impairment losses	(5,698)	(5,510)	(221)	(121)	0	(11,550)
Exploration expenses	(383)	(2,569)	0	0	0	(2,952)
Net operating income/(loss)	4,451	(4,352)	623	(423)	(219)	80
Additions to PP&E, intangibles and equity accounted investments	6,786	6,397	492	451	0	14,125
Balance sheet information						
Equity accounted investments	1,133	365	129	617	0	2,245
Non-current segment assets	27,816	36,181	4,450	352	0	68,799
Non-current assets, not allocated to segments						8,090
Total non-current assets						79,133

(in USD million)	E&P Norway	E&P International	MMP	Other	Eliminations	Total
Full year 2015						
Revenues third party and other income	(123)	1,576	57,868	349	0	59,671
Revenues inter-segment	17,459	6,715	183	1	(24,357)	(0)
Net income/(loss) from equity accounted investments	3	(91)	55	4	0	(29)
Total revenues and other income	17,339	8,200	58,106	354	(24,357)	59,642
Purchases [net of inventory variation]	(0)	(10)	(50,547)	(0)	24,303	(26,254)
Operating, selling, general and administative expenses	(3,223)	(3,391)	(4,664)	(342)	187	(11,433)
Depreciation, amortisation and net impairment losses	(6,379)	(10,231)	37	(142)	(0)	(16,715)
Exploration expenses	(576)	(3,296)	(0)	0	0	(3,872)
Net operating income /(loss)	7,161	(8,729)	2,931	(129)	133	1,366
Additions to PP&E, intangibles and equity accounted investments	6,293	8,119	900	273	0	15,584
Balance sheet information						
Equity accounted investments	5	333	214	272	0	824
Non-current segment assets	27,706	37,475	5,588	690	0	71,458
Non-current assets, not allocated to segments						9,305
Total non-current assets						81,588

See note 4 Acquisitions and divestments for information on transactions that affect the different segments.

See note 10 Property, plant and equipment for further information on impairment losses that affected the different segments.

See note 11 Intangible assets for information on impairment losses that affected the different segments.

See note 23 Other commitments, contingent liabilities and contingent assets for information on contingencies that have influenced the segments.

Revenues by geographical areas
Statoil has business operations in more than 30 countries. When attributing revenues third party and other income to the country of the legal entity executing the sale, Norway constitutes 74% and the USA constitutes 17%.

Non-current assets by country

(in USD million)	At 31 December 2017	2016	2015
Norway	34,588	31,484	31,487
USA	19,267	18,223	20,531
Brazil	4,584	5,308	3,474
UK	4,222	3,108	2,882
Angola	2,888	3,884	5,350
Canada	1,715	1,494	2,270
Azerbaijan	1,472	1,326	1,416
Algeria	1,114	1,344	1,435
Other countries	4,958	4,873	3,436
Total non-current assets[1]	74,809	71,043	72,282

1)   Excluding deferred tax assets, pension assets and non-current financial assets.

Revenues by product type

(in USD million)	2017	2016	2015
Crude oil	29,519	24,307	27,806
Natural gas	11,420	9,202	12,390
Refined products	11,423	8,142	10,761
Natural gas liquids	5,647	4,036	5,482
Other	2,963	1	1,461
Total revenues	60,971	45,688	57,900

4 Acquisitions and divestments

2017

Sale of interest in Kai Kos Dehseh

In January 2017 Statoil closed an agreement, entered in December 2016, with Athabasca Oil Corporation to divest its 100% interest in Kai Kos Dehseh (KKD) oil sands. The total consideration consisted of cash consideration of CAD 431 million (USD 328 million), 100 million common shares in Athabasca Oil Corporation (which is accounted for as an available for sale financial investment) and a series of contingent payments. The shares and the contingent consideration were measured at a combined fair value of CAD 185 million (USD 142 million) on the closing date. A loss on the transaction of USD 351 million has been recognised as operating expense and includes a reclassification of accumulated foreign exchange losses, previously recognised in other comprehensive income/(loss). The transaction is reflected in the Exploration & Production International (E&P International) segment.

Acquisition and divestment of operated interest in Brazil

In November 2016 Statoil acquired a 66% operated interest in the Brazilian offshore licence BM-S-8 in the Santos basin from Petróleo Brasileiro S.A. ("Petrobras"). A cash consideration of USD 1,250 million was paid on the closing date and USD 300 million is expected to be paid late March 2018. The payment of the remaining consideration of USD 950 million is subject to certain conditions being met, and is reflected at fair value at the reporting date. The value of the acquired exploration assets resulted in an increase in intangible assets of USD 2,271 million at the transaction date.

In August 2017 Statoil entered into an agreement with Queiroz Galvão Exploração e Produção ("QGEP") to acquire QGEP's 10% interest in the same licence in Brazil's Santos basin increasing the operated interest to 76%. A cash consideration of USD 194 million was paid on the closing date, presented as a capital expenditure in the Statement of cash flows. The remaining consideration consists of two cash payments. The payment of USD 45 million is expected to be paid late March 2018. The payment of USD 144 million is subject to certain conditions being met, and is reflected at fair value at the reporting date. The value of the acquired exploration assets resulted in an increase in intangible assets of USD 362 million at the transaction date. The agreement was closed in December 2017.

In October 2017, the consortium comprising Statoil (operator, 40%), ExxonMobil (40%) and Galp (20%) presented the winning bid (67.12% of profit oil) for the Carcará North block in the Santos basin. Statoil's share of the pre-determined signature bonus paid by the consortium in December 2017 was USD 350 million and is recognised as an intangible asset.

At the same time in October 2017 Statoil has agreed to divest 33% out of its 76% interest in BM-S-8 licence to ExxonMobil for a total potential consideration of around USD 1.3 billion, comprising an upfront cash payment of around USD 800 million and a contingent cash payment of around USD 500 million; a further 3.5% to ExxonMobil and 3% to Galp for a total consideration of around USD 250 million, comprising an upfront cash payment of around USD 155 million and a contingent cash payment of around USD 95 million. As of 31 December 2017, intangible assets related to and liabilities associated with the 39.5% of current interest in BM-S-8 were presented as held for sale in the Consolidated balance sheet. No impact on the Consolidated statement of income is expected upon the closing of the divestment.

After closing these transactions, Statoil will have an ownership share of 36.5% in the licences, which are expected to be unitised. The transactions are accounted for in the E&P International segment.

Extension of the Azeri-Chirag-Deepwater Gunashli (ACG) production sharing agreement
In the third quarter of 2017 the Azeri-Chirag-Deepwater Gunashli (ACG) production sharing agreement was extended by 25 years and will be effective until the end of 2049. The transaction was recognised in the E&P International segment in the fourth quarter of 2017, following ratification by the Parliament (Milli Majlis) of the Republic of Azerbaijan. As part of the new agreement, Statoil's participating interest will be adjusted to 7.27% down from 8.56%. The international partners will make a total payment of USD 3.6 billion to the State Oil Fund of the Republic of Azerbaijan, Statoil's share will be approximately USD 349 million, which will be paid over a period of 8 years.

Acquisition of interests in Roncador field
In December 2017 Statoil entered into agreement with Petrobras to acquire a 25% interest in Roncador, an oil field in the Campos Basin in Brazil. A cash consideration of USD 2.35 billion will be paid on the closing date. The liability for payment of the remaining consideration of up to USD 550 million is subject to certain conditions being met, and will be reflected at fair value at the acquisition date. Petrobras retains operatorship and a 75% interest. Closing is expected in 2018 and is subject to certain conditions, including government approval. The acquired interest will be reflected in accordance with the principles of IFRS 3 Business Combinations, and Statoil's ownership in the field will thereafter be accounted for as a joint operation. The transaction will be accounted for in the E&P International segment.

Acquisition of interests in Martin Linge field and Garantiana discovery
In December 2017 Statoil and Total have agreed on a transaction whereby Statoil will acquire Total's equity stakes and take over as operator in the Martin Linge field (51%) and the Garantiana discovery (40%) on the Norwegian continental shelf (NCS). The transaction is subject to certain conditions, including government approval. Statoil will pay Total consideration which, based on a 1 January 2017 valuation, amounts to USD 1.45 billion. At the completion of the transaction, which is expected late March 2018, the consideration will be subject to adjustment reflecting post-tax cash flows in the period from valuation until the date of closing. The assets and liabilities related to the acquired portion of Martin Linge will be reflected in accordance with the principles of IFRS 3 Business Combinations. The transaction will be accounted for in the Exploration & Production Norway (E&P Norway) segment.

2016
Acquisition of shares in Lundin Petroleum AB (Lundin) and sale of interests in the Edvard Grieg field
In January 2016 Statoil acquired 11.93% of the issued share capital and votes in Lundin Petroleum AB for a total purchase price of SEK 4.6 billion (USD 541 million). In June 2016 Statoil closed an agreement with Lundin to divest its entire 15% interest in the Edvard Grieg field, a 9% interest in the Edvard Grieg Oil pipeline and a 6% interest in the Utsira High Gas pipeline for an increased ownership share in Lundin. In addition to the divested interests, a cash consideration of SEK 544 million (USD 64 million) was paid to Lundin. Following the completion of the transaction Statoil owned 68.4 million shares of Lundin, corresponding to 20.1% of the outstanding shares and votes. Statoil recognised a total net gain of USD 120 million related to the divestment presented in the line item other income in the Consolidated statement of income. In the segment reporting, the gain was recognised in the E&P Norway segment (USD 114 million) and in the Marketing, Midstream & Processing (MMP) segment (USD 5 million). The transaction was tax exempt under the Norwegian petroleum tax legislation.

Following the increase in ownership interest on 30 June 2016, Statoil obtained significant influence over Lundin, and accounted for the investment as an associate under the equity method. Excess values were allocated mainly to Lundin`s exploration and production licences on the Norwegian continental shelf. The investment in Lundin was included in the Consolidated balance sheet within line item equity accounted investments with a book value of USD 1,199 million as per 30 June 2016. The Lundin investment is reported as part of the E&P Norway segment. For summarised financial information relating investment in Lundin Petroleum AB, see note 12 Equity accounted investments. Following the change in accounting classification, Statoil recognised a gain of USD 127 million representing the cumulative gain on its initial 11.93% shareholding being reclassified from the line item net gains (losses) from available for sale financial assets in the Consolidated statement of comprehensive income, to the net financial items line item in the Consolidated statement of income.

Sale of interest in Marcellus operated onshore play
In July 2016 Statoil divested its operated properties in the US state of West Virginia to EQT Corporation for USD 407 million in cash. The transaction was reported as part of E&P International segment with an immaterial effect on the Consolidated statement of income recognised in the third quarter of 2016.

2015
Sale of interests in the Marcellus onshore play
In January 2015 Statoil reduced its average working interest in the non-operated southern Marcellus onshore play from 29% to 23% through a divestment to Southwestern Energy. Proceeds from the sale were USD 365 million, recognised in the E&P International segment with no gain.

Sale of interests in the Shah Deniz project and the South Caucasus Pipeline
In April 2015 Statoil sold its remaining 15.5% interest in the Shah Deniz project and the South Caucasus Pipeline to Petronas with a total gain of USD 1,182 million, recognised in the E&P International and the MMP segments. Total proceeds from the sale were USD 2,688 million.

Sale of buildings
In 2015 Statoil sold the shares in Forusbeen 50 AS, Strandveien 4 AS and Arkitekt Ebbelsvei 10 AS with a gain of USD 211 million, recognised in the Other segment. Proceeds from the sale were USD 486 million. At the same time Statoil entered into 15 year operating lease agreements for the buildings.

Sale of interests in the Trans Adriatic Pipeline AG
In December 2015 Statoil sold its 20% interest in Trans Adriatic Pipeline AG to Snam SpA, with a gain of USD 139 million, recognised in the MMP segment. Total proceeds from the sale were USD 227 million.

Sale of interests in the Gudrun field and acquisition of interests in Eagle Ford
In December 2015 Statoil sold a 15% interest in the Gudrun field on the Norwegian continental shelf (NCS) to Repsol, recognizing a total gain of USD 142 million in the E&P Norway segment. Proceeds from the sale were USD 216 million. Simultaneously Statoil acquired an additional 13% interest in the Eagle Ford formation with the same party. The acquisition was accounted for as a business combination using the acquisition method in the E&P International and MMP segments with the fair value of net identifiable assets of USD 277 million and USD 121 million, respectively as of 30 December 2015. No goodwill was recognised.

5 Financial risk management

General information relevant to financial risks
Statoil's business activities naturally expose Statoil to financial risk. Statoil's approach to risk management includes assessing and managing risk in all activities using a holistic risk approach. Statoil takes into account correlations between the most important market risks and the natural hedges inherent in Statoil's portfolio. This approach allows Statoil to reduce the number of risk management transactions and avoid sub-optimisation.

An important element in risk management is the use of centralised trading mandates. Mandates in the trading organisations within crude oil, refined products, natural gas and electricity are relatively small compared to the total market risk of Statoil. All major strategic transactions are required to be coordinated through Statoil's corporate risk committee.

The corporate risk committee, which is headed by the chief financial officer and includes representatives from the principal business segments, is responsible for defining, developing and reviewing Statoil's risk policies. The chief financial officer, assisted by the committee, is also responsible for overseeing and developing Statoil's Enterprise Risk Management and proposing appropriate measures to adjust risk at the corporate level.

Financial risks
Statoil's activities expose Statoil to the following financial risks:
- Market risk (including commodity price risk, currency risk and interest rate risk)
- Liquidity risk
- Credit risk

Market risk
Statoil operates in the worldwide crude oil, refined products, natural gas, and electricity markets and is exposed to market risks including fluctuations in hydrocarbon prices, foreign currency rates, interest rates, and electricity prices that can affect the revenues and costs of operating, investing and financing. These risks are managed primarily on a short-term basis with a focus on achieving the highest risk-adjusted returns for Statoil within the given mandate. Long-term exposures are managed at the corporate level, while short-term exposures are managed according to trading strategies and mandates.

For more information on sensitivity analysis of market risk see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

Commodity price risk
Statoil's most important long-term commodity risk (oil and natural gas) is related to future market prices as Statoil's risk policy is to be exposed to both upside and downside price movements. To manage short-term commodity risk, Statoil enters into commodity- based derivative contracts, including futures, options, over-the-counter (OTC) forward contracts, market swaps and contracts for differences related to crude oil, petroleum products, natural gas and electricity. Statoil's bilateral gas sales portfolio is exposed to various price indices and uses derivatives to manage the net gas sales exposure towards a diversified combination of long and short dated gas price markers.

The term of crude oil and refined oil products derivatives are usually less than one year, and they are traded mainly on the Inter Continental Exchange (ICE) in London, the New York Mercantile Exchange (NYMEX), the OTC Brent market, and crude and refined products swap markets. The term of natural gas and electricity derivatives is usually three years or less, and they are mainly OTC physical forwards and options, NASDAQ OMX Oslo forwards and futures traded on the NYMEX and ICE.

Currency risk
Statoil's cash flows from operating activities deriving from oil and gas sales, operating expenses and capital expenditures are mainly in USD, but taxes,

dividends to shareholders on the Oslo Børs and a share of our operating expenses and capital expenditures are in NOK. Accordingly, Statoil's currency management is primarily linked to mitigate currency risk related to payments in NOK. This means that Statoil regularly purchases NOK, primarily spot, but also on a forward basis using conventional derivative instruments.

Interest rate risk
Bonds are normally issued at fixed rates in a variety of local currencies (among others USD, EUR and GBP). Bonds are normally converted to floating USD bonds by using interest rate and currency swaps. Statoil manages its interest rates exposure on its bond debt based on risk and reward considerations from an enterprise risk management perspective. This means that the fixed/floating mix on interest rate exposure may vary from time to time. For more detailed information about Statoil's long-term debt portfolio see note 18 Finance debt.

Liquidity risk
Liquidity risk is the risk that Statoil will not be able to meet obligations of financial liabilities when they become due. The purpose of liquidity management is to ensure that Statoil has sufficient funds available at all times to cover its financial obligations.

The main cash outflows are the quarterly dividend payments and Norwegian petroleum tax payments paid six times per year. If the cash flow forecasts indicate that the liquid assets will fall below target levels, new long-term funding will be considered.

Short-term funding needs will normally be covered by the USD 5.0 billion US Commercial papers programme (CP) which is backed by a revolving credit facility of USD 5.0 billion, supported by 21 core banks, maturing in 2022. The facility supports secure access to funding, supported by the best available short-term rating. As at 31 December 2017 it has not been drawn.

Statoil raises debt in all major capital markets (USA, Europe and Asia) for long-term funding purposes. The policy is to have a smooth maturity profile with repayments not exceeding 5% of capital employed in any year for the nearest five years. Statoil's non-current financial liabilities have a weighted average maturity of approximately nine years.

For more information about Statoil's non-current financial liabilities see note 18 Finance debt.

The table below shows a maturity profile, based on undiscounted contractual cash flows, for Statoil's financial liabilities.

	At 31 December	
(in USD million)	2017	2016
Due within 1 year	14,668	12,756
Due between 1 and 2 years	5,331	8,506
Due between 3 and 4 years	4,810	6,023
Due between 5 and 10 years	11,913	11,045
Due after 10 years	11,498	12,905
Total specified	48,221	51,234

Credit risk
Credit risk is the risk that Statoil's customers or counterparties will cause Statoil financial loss by failing to honor their obligations. Credit risk arises from credit exposures with customer accounts receivables as well as from financial investments, derivative financial instruments and deposits with financial institutions.

Prior to entering into transactions with new counterparties, Statoil's credit policy requires all counterparties to be formally identified and assigned internal credit ratings as well as exposure limits. The internal credit ratings reflect Statoil's assessment of the counterparties' credit risk and are based on a quantitative and qualitative analysis of recent financial statements and other relevant business information including general market and industry information. All counterparties are re-assessed regularly.

Statoil uses risk mitigation tools to reduce or control credit risk both on a counterparty and portfolio level. The main tools include bank and parental guarantees, prepayments and cash collateral.

Statoil has pre-defined limits for the absolute credit risk level allowed at any given time on Statoil's portfolio as well as maximum credit exposures for individual counterparties. Statoil monitors the portfolio on a regular basis and individual exposures against limits on a daily basis. The total credit exposure portfolio of Statoil is geographically diversified among a number of counterparties within the oil and energy sector, as well as larger oil and gas consumers and financial counterparties. The majority of Statoil's credit exposure is with investment grade counterparties.

The following table contains the carrying amount of Statoil's financial receivables and derivative financial instruments split by Statoil's assessment of the counterparty's credit risk. Trade and other receivables include 2% overdue receivables for 30 days and more. The overdue receivables are mainly joint venture receivables pending the settlement of disputed working interest items payable from Statoil's working interest partners within its US unconventional activities. Provisions have been made for expected losses. Only non-exchange traded instruments are included in derivative financial instruments.

(in USD million)	Non-current financial receivables	Trade and other receivables	Non-current derivative financial instruments	Current derivative financial instruments
At 31 December 2017				
Investment grade, rated A or above	262	2,148	1,079	84
Other investment grade	214	6,135	525	71
Non-investment grade or not rated	247	278	0	5
Total financial asset	723	8,560	1,603	159
At 31 December 2016				
Investment grade, rated A or above	234	1,682	754	412
Other investment grade	264	4,090	1,064	75
Non-investment grade or not rated	210	1,302	0	4
Total financial asset	707	7,074	1,819	491

For more information about Trade and other receivables, see note 15 Trade and other receivables.

At 31 December 2017, USD 704 million of cash was held as collateral to mitigate a portion of Statoil's credit exposure. At 31 December 2016, USD 571 million was held as collateral. The collateral cash is received as a security to mitigate credit exposure related to positive fair values on interest rate swaps, cross currency swaps and foreign exchange swaps. Cash is called as collateral in accordance with the master agreements with the different counterparties when the positive fair values for the different swap agreements are above an agreed threshold.

Under the terms of various master netting agreements for derivative financial instruments as of 31 December 2017, USD 706 million presented as liabilities do not meet the criteria for offsetting. At 31 December 2016, USD 817 million was not offset. The collateral received and the amounts not offset from derivative financial instrument liabilities, reduce the credit exposure in the derivative financial instruments presented in the table above as they will offset each other in a potential default situation for the counterparty. Trade and other receivables subject to similar master netting agreements USD 502 million have been offset as of 31 December 2017, and respectively USD 364 million as of 31 December 2016.

6 Remuneration

(in USD million, except average number of employees)	Full year		
	2017	2016	2015
Salaries[1]	2,671	2,576	2,791
Pension costs	469	650	846
Payroll tax	387	394	419
Other compensations and social costs	290	276	312
Total payroll costs	3,818	3,895	4,369
Average number of employees[2]	20,700	21,300	22,300

1) Salaries include bonuses, severance packages and expatriate costs in addition to base pay.
2) Part time employees amount to 3% for each of the years 2017, 2016 and 2015 respectively.

Total payroll expenses are accumulated in cost-pools and partly charged to partners of Statoil operated licences on an hours incurred basis.

Compensation to the board of directors (BoD) and the corporate executive committee (CEC)

	Full year		
(in USD thousand)[1]	2017	2016	2015
Current employee benefits	11,067	9,270	11,436
Post-employment benefits	636	574	799
Other non-current benefits	25	19	15
Share-based payment benefits	175	102	167
Total	11,902	9,966	12,418

1)   All figures in the table are presented on accrual basis.

At 31 December 2017, 2016 and 2015 there are no loans to the members of the BoD or the CEC.

Share-based compensation
Statoil's share saving plan provides employees with the opportunity to purchase Statoil shares through monthly salary deductions and a contribution by Statoil. If the shares are kept for two full calendar years of continued employment following the year of purchase, the employees will be allocated one bonus share for each one they have purchased.

Estimated compensation expense including the contribution by Statoil for purchased shares, amounts vested for bonus shares granted and related social security tax was USD 62 million, USD 61 million and USD 77 million related to the 2017, 2016 and 2015 programmes, respectively. For the 2018 programme (granted in 2017) the estimated compensation expense is USD 72 million. At 31 December 2017 the amount of compensation cost yet to be expensed throughout the vesting period is USD 143 million.

7 Other expenses

Auditor's remuneration

	Full year		
(in USD million, excluding VAT)	2017	2016	2015
Audit fee	6.1	6.5	6.1
Audit related fee	0.9	1.0	1.7
Tax fee	0.0	0.1	0.0
Other service fee	0.0	0.0	0.0
Total	7.0	7.5	7.9

In addition to the figures in the table above, the audit fees and audit related fees related to Statoil operated licences amount to USD 0.8 million, USD 0.8 million and USD 0.9 million for 2017, 2016 and 2015, respectively.

Research and development expenditures
Research and development (R&D) expenditures were USD 307 million, USD 298 million and USD 344 million in 2017, 2016 and 2015, respectively. R&D expenditures are partly financed by partners of Statoil operated licences. Statoil's share of the expenditures has been recognised as expense in the Consolidated statement of income.

8 Financial items

(in USD million)	Full year		
	2017	2016	2015
Foreign exchange gains (losses) derivative financial instruments	(920)	353	548
Other foreign exchange gains (losses)	1,046	(473)	(793)
Net foreign exchange gains (losses)	126	(120)	(245)
Dividends received	63	46	42
Gains (losses) financial investments	108	(0)	47
Interest income financial investments	64	63	76
Interest income non-current financial receivables	24	22	23
Interest income current financial assets and other financial items	228	305	208
Interest income and other financial items	487	436	396
Gains (losses) derivative financial instruments	(61)	470	(491)
Interest expense bonds and bank loans and net interest on related derivatives	(1,004)	(830)	(707)
Interest expense finance lease liabilities	(26)	(26)	(27)
Capitalised borrowing costs	454	355	392
Accretion expense asset retirement obligations	(413)	(420)	(481)
Interest expense current financial liabilities and other finance expense	86	(122)	(147)
Interest and other finance expenses	(903)	(1,043)	(971)
Net financial items	(351)	(258)	(1,311)

Statoil's main financial items relate to assets and liabilities categorised in the held for trading category and the amortised cost category. For more information about financial instruments by category see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

The line item interest expense bonds and bank loans and net interest on related derivatives primarily includes interest expenses of USD 1,084 million, USD 1,018 million and USD 1,041 million from the financial liabilities at amortised cost category. This was partially offset by net interest income on related derivatives from the held for trading category, USD 80 million, USD 188 million and USD 334 million for 2017, 2016 and 2015, respectively.

The line item gains (losses) derivative financial instruments primarily includes fair value loss from the held for trading category of USD 77 million, a gain of USD 454 million and a loss of USD 492 million for 2017, 2016 and 2015, respectively.

The line item interest expense current financial liabilities and other finance expense includes an income of USD 319 million in 2017 related to release of a provision. See note 23 Other commitments and contingencies.

Foreign exchange gains (losses) derivative financial instruments include fair value changes of currency derivatives related to liquidity and currency risk. The line item foreign exchange gains (losses) includes a net foreign exchange gain of USD 427 million, a loss of USD 205 million and a loss of USD 1,208 million from the held for trading category for 2017, 2016 and 2015, respectively.

9 Income taxes

Significant components of income tax expense

(in USD million)	Full year		
	2017	2016	2015
Current income tax expense in respect of current year	(7,680)	(3,869)	(6,488)
Prior period adjustments	(124)	(158)	(91)
Current income tax expense	(7,805)	(4,027)	(6,579)
Origination and reversal of temporary differences	(904)	1,372	1,519
Change in tax regulations	(14)	(50)	(90)
Prior period adjustments	(100)	(20)	(74)
Deferred tax expense	(1,017)	1,302	1,355
Income tax expense	(8,822)	(2,724)	(5,225)

During the normal course of its business, Statoil files tax returns in many different tax regimes. There may be differing interpretation of applicable tax laws and regulations regarding some of the matters in the tax returns. In certain cases it may take several years to complete the discussions with the relevant tax authorities or to reach a resolution of the tax positions through litigations. Statoil has provided for probable income tax related assets and liabilities based on best estimates reflecting consistent interpretations of the applicable laws and regulations.

Reconciliation of statutory tax rate to effective tax rate

(in USD million)	Full year		
	2017	2016	2015
Income/(loss) before tax	13,420	(178)	55
Calculated income tax at statutory rate[1]	(3,827)	676	1,078
Calculated Norwegian Petroleum tax[2]	(5,945)	(2,250)	(4,145)
Tax effect uplift[2]	784	812	847
Tax effect of permanent differences regarding divestments	(85)	153	468
Tax effect of permanent differences caused by functional currency different from tax currency	(229)	(356)	719
Tax effect of other permanent differences	291	(48)	(2)
Tax effect of dispute with Angolan Ministry of Finance[3]	496	0	0
Change in unrecognised deferred tax assets	(169)	(1,625)	(3,557)
Change in tax regulations	(14)	(50)	(90)
Prior period adjustments	(224)	(177)	(165)
Other items including currency effects	100	141	(376)
Income tax expense	(8,822)	(2,724)	(5,225)
Effective tax rate	65.7%	>(100%)	>100%

1) The weighted average of statutory tax rates was positive 28.5% in 2017, positive 379.8% in 2016 and negative 1,950.2% in 2015. The tax rate in 2017, the high rate in 2016 and the change in average statutory tax rates from 2016 to 2017 is mainly caused by earnings composition between tax regimes with lower statutory tax rates and tax regimes with higher statutory tax rates. The high tax rate in 2016, the negative rate in 2015 and the change in average statutory tax rates from 2015 to 2016 was mainly caused by earnings composition between tax regimes with lower statutory tax rates and tax regimes with higher statutory tax rates. In both years there are positive income in tax regimes with relatively lower tax rates and losses, including impairments and provisions, in tax regimes with relatively higher tax rates.

2) When computing the petroleum tax of 54% (55% from 2018) on income from the Norwegian continental shelf, an additional tax-free allowance, or uplift, is granted on the basis of the original capitalised cost of offshore production installations. The uplift may be deducted from taxable income for a period of four years starting in the year in which the capital expenditure is incurred. For investments made in 2017 the uplift is calculated at a rate of 5.4% per year, while the rate is 5.5% per year for investments made in 2014-2016. The rate is 5.3% per year from 2018 for new investments. Transitional rules apply to investments from 5 May 2013 covered by among others Plans for development and operation (PDOs) or Plans for installation and operation (PIOs) submitted to the Ministry of Oil and Energy prior to 5 May 2013. For these investments the rate is 7.5% per year. Unused uplift may be carried forward indefinitely. At year end 2017 and 2016, unrecognised uplift credits amounted to USD 2,003 million and USD 2,121 million, respectively.

3) Tax effect of dispute with Angolan Ministry of Finance as described in note 23 Other commitments, contingent liabilities and contingent assets.

Deferred tax assets and liabilities comprise

(in USD million)	Tax losses carried forward	Property, plant and equipment and Intangible assets	Asset removal obligation	Pensions	Derivatives	Other	Total
Deferred tax at 31 December 2017							
Deferred tax assets	4,459	259	8,049	738	34	763	14,302
Deferred tax liabilities	(0)	(19,027)	0	(11)	(27)	(451)	(19,515)
Net asset (liability) at 31 December 2017	4,459	(18,768)	8,049	728	7	312	(5,213)
Deferred tax at 31 December 2016							
Deferred tax assets	4,283	233	7,078	743	138	849	13,323
Deferred tax liabilities	0	(16,797)	0	0	(270)	(488)	(17,555)
Net asset (liability) at 31 December 2016	4,283	(16,564)	7,078	743	(132)	361	(4,231)

Changes in net deferred tax liability during the year were as follows:

(in USD million)	2017	2016	2015
Net deferred tax liability at 1 January	4,231	5,399	7,881
Charged (credited) to the Consolidated statement of income	1,017	(1,302)	(1,355)
Other comprehensive income	38	(129)	461
Translation differences and other	(73)	264	(1,588)
Net deferred tax liability at 31 December	5,213	4,231	5,399

Deferred tax assets and liabilities are offset to the extent that the deferred taxes relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities. After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

(in USD million)	At 31 December 2017	2016
Deferred tax assets	2,441	2,195
Deferred tax liabilities	7,654	6,427

Deferred tax assets are recognised based on the expectation that sufficient taxable income will be available through reversal of taxable temporary differences or future taxable income supported by business forecast. At year end 2017 and 2016 the deferred tax assets of USD 2,441 million and USD 2,195 million, respectively, were primarily recognised in Norway, Angola, Brasil and the UK. Of these amounts USD 924 million and USD 1,258 million, respectively, is recognised in entities which have suffered a loss in either the current or preceding period.

Unrecognised deferred tax assets

(in USD million)	At 31 December 2017 Basis	Tax	2016 Basis	Tax
Deductible temporary differences	3,415	1,409	3,431	1,360
Tax losses carried forward	17,412	4,661	17,440	6,557
Total	20,827	6,070	20,871	7,917

Approximately 16% of the unrecognised carry forward tax losses can be carried forward indefinitely. The majority of the remaining part of the unrecognised tax losses expire after 2028. The unrecognised deductible temporary differences do not expire under the current tax legislation. Deferred tax assets have not been recognised in respect of these items because currently there is insufficient evidence to support that future taxable profits will be available to secure utilisation of the benefits.

At year end 2017 unrecognised deferred tax assets in the US and Angola represents USD 3,559 million and USD 879 million of the total unrecognised deferred tax assets of USD 6,070 million. Similar amounts for 2016 were USD 5,655 million in the US and USD 800 million in Angola of a total of USD 7,917 million. The reduction in unrecognised deferred tax assets in the US of USD 2,096 million is mainly caused by the change in the corporate tax rate from 35% to 21%.

10 Property, plant and equipment

(in USD million)	Machinery, equipment and transportation equipment, including vessels	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Total
Cost at 31 December 2016	3,394	142,750	8,262	859	17,315	172,579
Additions and transfers	56	10,181	331	47	111	10,727
Disposals at cost	(7)	0	(288)	(50)	(30)	(374)
Effect of changes in foreign exchange	27	4,602	342	10	743	5,724
Cost at 31 December 2017	3,470	157,533	8,646	866	18,140	188,656
Accumulated depreciation and impairment losses at 31 December 2016	(2,767)	(100,971)	(5,772)	(446)	(3,068)	(113,023)
Depreciation	(122)	(9,051)	(485)	(29)	0	(9,688)
Impairment losses	0	(917)	(0)	0	0	(917)
Reversal of impairment losses	48	935	0	0	989	1,972
Transfers	0	(422)	(1)	(0)	370	(53)
Accumulated depreciation and impairment disposed assets	5	(24)	285	39	18	323
Effect of changes in foreign exchange	(17)	(3,331)	(227)	(4)	(55)	(3,634)
Accumulated depreciation and impairment losses at 31 December 2017	(2,853)	(113,781)	(6,200)	(439)	(1,746)	(125,019)
Carrying amount at 31 December 2017	617	43,753	2,446	427	16,394	63,637
Estimated useful lives (years)	3-20	UoP[1]	15 - 20	20 - 33[2]		

(in USD million)	Machinery, equipment and transportation equipment, including vessels	Production plants and oil and gas assets	Refining and manufacturing plants	Buildings and land	Assets under development	Total
Cost at 31 December 2015	3,466	133,269	7,459	928	20,284	165,406
Additions and transfers	62	11,960	776	70	(2,148)	10,720
Disposals at cost	(98)	(1,857)	(48)	(130)	(445)	(2,577)
Assets reclassified to held for sale (HFS)	(7)	(2,169)	0	(12)	(51)	(2,239)
Effect of changes in foreign exchange	(30)	1,546	75	2	(325)	1,268
Cost at 31 December 2016	3,394	142,750	8,262	859	17,315	172,579
Accumulated depreciation and impairment losses at 31 December 2015	(2,826)	(90,762)	(5,386)	(468)	(3,958)	(103,400)
Depreciation	(137)	(9,657)	(411)	(31)	0	(10,235)
Impairment losses	(0)	(1,672)	(240)	(12)	(969)	(2,893)
Reversal of impairment losses	0	1,186	371	0	35	1,592
Transfers	71	(2,013)	(79)	(0)	1,789	(232)
Accumulated depreciation and impairment disposed assets	91	1,231	44	57	14	1,437
Accumulated depreciation and impairment assets classified as HFS	6	1,757	0	8	22	1,794
Effect of changes in foreign exchange	28	(1,042)	(71)	1	(1)	(1,086)
Accumulated depreciation and impairment losses at 31 December 2016	(2,767)	(100,971)	(5,772)	(446)	(3,068)	(113,023)
Carrying amount at 31 December 2016	626	41,779	2,490	413	14,247	59,556
Estimated useful lives (years)	3-20	UoP [1]	15 - 20	20 - 33 [2]		

1) Depreciation according to unit of production method (UoP), see note 2 Significant accounting policies.
2) Land is not depreciated.

The carrying amount of assets transferred to Property, plant and equipment from Intangible assets in 2017 and 2016 amounted to USD 401 million and USD 692 million, respectively.

Impairments

(in USD million)	Property, plant and equipment	Intangible assets [3]	Total
At 31 December 2017			
Producing and development assets [1]	(1,056)	(326)	(1,381)
Acquisition costs related to oil and gas prospects [2]	-	245	245
Total net impairment loss/(reversal) recognised	(1,056)	(81)	(1,137)
At 31 December 2016			
Producing and development assets [1]	1,301	590	1,890
Acquisition costs related to oil and gas prospects [2]	-	403	403
Total net impairment loss/(reversal) recognised	1,301	992	2,293

1) Producing and development assets and goodwill are subject to impairment assessment under IAS 36. The total net impairment reversal recognised under IAS 36 in 2017 amount to USD 1,381 million, compared to 2016 when the net impairment loss amounted to USD 1,890 million, including impairment reversals and impairments of acquisition costs - oil and gas prospects (intangible assets).
2) Acquisition costs related to exploration activities, subject to impairment assessment under the successful efforts method (IFRS 6).
3) See note 11 Intangible assets.

For impairment purposes, the asset's carrying amount is compared to its recoverable amount. The recoverable amount is the higher of fair value less cost of disposal (FVLCOD) and estimated value in use (VIU).

The base discount rate for VIU calculations is 6.0% real after tax. The discount rate is derived from Statoil's weighted average cost of capital. A derived pre-tax discount rate would generally be in the range of 7-12%, depending on asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. For certain assets a pre-tax discount rate could be outside this range, mainly due to special tax elements (for example permanent differences) affecting the pre-tax equivalent. See note 2 Significant accounting policies for further information regarding impairment on property, plant and equipment.

(in USD million)	Impairment method	2017 Carrying amount after impairment [1]	Net impairment loss (reversal)	2016 Carrying amount after impairment [1]	Net impairment loss (reversal)
At 31 December					
Exploration & Production Norway	VIU	2,169	(826)	3,115	760
	FVLCOD	1,507	(80)	1,401	69
North America - unconventional	VIU	5,017	(1,266)	6,183	945
	FVLCOD	1,422	856	484 [2]	412
North America Conventional offshore US Gulf of Mexico	VIU	1,200	(17)	4,459	141
	FVLCOD	0	0	0	0
North Africa	VIU	0	0	0	104
	FVLCOD	0	0	0	0
Sub-Saharan Africa	VIU	0	0	772	(137)
	FVLCOD	0	0	0	0
Europe and Asia	VIU	0	0	1,124	(330)
	FVLCOD	0	0	0	0
Marketing, Midstream & Processing	VIU	263	(48)	1,088	(74)
	FVLCOD	0	0	0	0
Total		11,578	(1,381)	18,625	1,890

1) Carrying amount relates to assets impaired/reversed.
2) Asset sold in 2017

During 2017 net impairment reversal USD 1,381 million was recognised on producing and development assets. For 2016 the net impairment loss recognised was USD 1,890 million primarily due to declining commodity prices.

Exploration & Production Norway
In Exploration & Production Norway net impairment reversal of USD 906 million was recognised in 2017, mainly related to conventional offshore assets in the development phase. The net impairment reversal was mainly triggered by increased reserves, cost reductions and increased short term price assumptions. In 2016 impairment loss of USD 829 million was recognised.

North America - unconventional
In the North America – unconventional area net impairment reversal of USD 410 million was recognised in 2017.

An impairment reversal of USD 1,266 of which USD 517 million is classified as exploration expenses, was triggered by changes in US tax legislation, including a change in the corporate tax from 35% to 21%. Operational improvements and increased recovery rate also influenced the impairment reversal.

An impairment loss of USD 856 million of which USD 191 million is classified as exploration expenses, was triggered by changes in the operational plan following lower than expected production and a significant reduction in expected reserves. To establish the recoverable amount assessed to be fair value less cost of disposal for the impaired asset, Statoil made use of an independent third – party valuation expert as part of the determination. Statoil considered both discounted cash flow calculation and comparable market multiples when determining the fair value less cost of disposal. The primary basis for arriving at the recoverable amount estimate was the use of discounted cash flow calculations which is a level 3 valuation as defined in IFRS 13. The key assumptions used in the discounted cash flow calculations were future commodity prices, the expected operational plan and ultimate recovery rate as well as the discount rates used. The price assumptions used were based on 3 years observable forward prices and maintaining flat real price assumptions thereafter. The discount rate used was 7-9% for proved properties and 12-14% for unproved properties in nominal terms after tax with an additional risking for certain elements. In addition to the change in operational plan, the recoverable amount reflects, among other factors, worsening market sentiment around the shale play associated with the impaired asset and somewhat reduced commodity price outlook.

In 2016 net impairment loss of USD 1,357 million was recognised in the North America – unconventional area.

North America Conventional offshore Gulf of Mexico
In 2017 the North America Conventional offshore Gulf of Mexico area recognised net impairment reversal of USD 17 million. In 2016 the net impairment loss was USD 141 million.

Marketing, Midstream & Processing
Marketing, Midstream & Processing recognised an impairment reversal of USD 48 million in 2017. In 2016 net reversal was USD 74 million.

In the North Africa, Sub – Saharan and Europe and Asia areas no impairments or reversals were recognised in 2017. In 2016 total net reversal in these areas were USD 363 million.

Value in Use (VIU) estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices. Short term commodity prices (2018/2019/2020) are forecasted by using observable forward prices for 2018 and a linear projection towards the 2021 internal forecast.

The price assumptions used for impairment calculations were generally as follows (prices used in 2016 impairment calculations for the respective years are indicated in brackets):

Year Prices in real terms1)	2018		2020		2025		2030	
Brent Blend – USD/bbl	60	(62)	67	(75)	77	(78)	80	(80)
NBP - USD/mmBtu	6.6	(6.0)	6.5	(6.0)	8.0	(8.0)	8.0	(8.0)
Henry Hub – USD/mmBtu	2.9	(3.6)	3.5	(4.0)	4.0	(4.0)	4.0	(4.0)

1) Basis year 2016

Sensitivities
Commodity prices have historically been volatile. Significant downward adjustments of Statoil's commodity price assumptions would result in impairment losses on certain producing and development assets in Statoil's portfolio. If a decline in commodity price forecasts over the lifetime of the assets were 20%, considered to represent a reasonably likely change, the impairment amount to be recognised could illustratively be in the region of USD 11 billion before tax effects. This illustrative impairment sensitivity assumes no changes to input factors other than prices; however, a price reduction of 20% is likely to result in changes in business plans as well as other factors used when estimating an asset's recoverable amount. Changes in such input factors would likely significantly reduce the actual impairment amount compared to the illustrative sensitivity above. Changes that could be expected would include a reduction in the cost level in the oil and gas industry as well as offsetting currency effects, both of which have historically occurred following significant changes in commodity prices. The illustrative sensitivity is therefore not considered to represent a best estimate of an expected impairment impact, nor an estimated impact on revenues or operating income in such a scenario. A significant and prolonged reduction in oil and gas prices would also result in mitigating actions by Statoil and its licence partners, as a reduction of oil and gas prices would impact drilling plans and production profiles for new and existing assets. Quantifying such impacts is considered impracticable, as it requires detailed technical, geological and economical evaluations based on hypothetical scenarios and not based on existing business or development plans.

11 Intangible assets

(in USD million)	Exploration expenses	Acquisition costs - oil and gas prospects	Goodwill	Other	Total
Cost at 31 December 2016	2,856	5,907	1,570	346	10,679
Additions	154	861	0	94	1,109
Disposals at cost	(0)	(0)	0	(26)	(26)
Transfers	(276)	(124)	0	(0)	(401)
Assets reclassified to held for sale	0	(1,369)	0	0	(1,369)
Expensed exploration expenditures previously capitalised	(73)	81	0	0	8
Effect of changes in foreign exchange	56	6	11	4	77
Cost at 31 December 2017	2,715	5,363	1,581	419	10,077
Accumulated depreciation and impairment losses at 31 December 2016			(1,242)	(195)	(1,437)
Amortisation and impairments for the year			0	(12)	(12)
Amortisation and impairment losses disposed intangible assets			0	(6)	(6)
Effect of changes in foreign exchange			0	(2)	(2)
Accumulated depreciation and impairment losses at 31 December 2017			(1,242)	(215)	(1,457)
Carrying amount at 31 December 2017	2,715	5,363	339	204	8,621

(in USD million)	Exploration expenses	Acquisition costs - oil and gas prospects	Goodwill	Other	Total
Cost at 31 December 2015	3,701	5,207	1,565	402	10,875
Additions	246	2,477	0	(8)	2,715
Disposals at cost	(0)	(311)	0	(42)	(353)
Transfers	(298)	(392)	0	(2)	(692)
Assets reclassified to held for sale	(19)	(78)	0	0	(97)
Expensed exploration expenditures previously capitalised	(808)	(992)	0	0	(1,800)
Effect of changes in foreign exchange	33	(3)	5	(4)	31
Cost at 31 December 2016	2,856	5,907	1,570	346	10,679
Accumulated depreciation and impairment losses at 31 December 2015			(1,242)	(182)	(1,423)
Amortisation and impairments for the year			0	(13)	(13)
Amortisation and impairment losses disposed intangible assets			0	(2)	(2)
Effect of changes in foreign exchange			0	2	2
Accumulated depreciation and impairment losses at 31 December 2016			(1,242)	(195)	(1,437)
Carrying amount at 31 December 2016	2,856	5,907	328	151	9,243

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful lives are amortised systematically over their estimated economic lives, ranging between 10-20 years.

During 2017, intangible assets were impacted by net impairment reversal of signature bonuses and acquisition costs totalling USD 326 million related to North America – unconventional assets and net impairment of acquisition costs related to exploration activities of USD 245 million primarily as a result from dry wells and uncommercial discoveries in US Gulf of Mexico and South America.

Impairment losses and reversals of impairment losses are presented as Exploration expenses and Depreciation, amortisation and net impairment losses on the basis of their nature as exploration assets (intangible assets) and other intangible assets, respectively. The impairment losses and reversal of impairment losses are based on recoverable amount estimates triggered by changes in reserve estimates, cost estimates and market conditions. See note 10 Property, plant and equipment for more information on the basis for impairment assessments.

The table below shows the aging of capitalised exploration expenditures.

(in USD million)	2017	2016
Less than one year	218	311
Between one and five years	1,799	2,216
More than five years	698	329
Total	2,715	2,856

The table below shows the components of the exploration expenses.

	Full year		
(in USD million)	2017	2016	2015
Exploration expenditures	1,234	1,437	2,860
Expensed exploration expenditures previously capitalised	(8)	1,800	2,164
Capitalised exploration	(167)	(285)	(1,151)
Exploration expenses	1,059	2,952	3,872

12 Equity accounted investments

(in USD million)	Lundin Petroleum AB	Other equity accounted investments	Total
Investment at 31 December 2016	1,121	1,124	2,245
Net income/(loss) from equity accounted investments	126	62	188
Acquisitions and increase in paid in capital	0	399	399
Dividend and other distributions	(78)	(112)	(190)
Other comprehensive income/(loss)	(44)	82	38
Divestments, derecognition and decrease in paid in capital	0	(129)	(129)
Investment at 31 December 2017	1,125	1,426	2,551

Voting rights corresponds to ownership.

Summary financial information of equity accounted investments

The following table provides summarised financial information relating to Lundin Petroleum AB. This information is presented on a Statoil's ownership basis (20.1%) and also reflects adjustments made by Statoil to Lundin Petroleum AB's own results in applying the equity method of accounting. Statoil adjusts Lundin Petroleum AB's results for depreciation of excess values determined in the purchase price allocation at the date of acquisition. Where there are significant differences in accounting policies, adjustments are made to bring the accounting policies applied in line with Statoil's. These adjustments have increased the reported net income for 2017, as shown in the table below, compared with the equivalent amount reported by Lundin Petroleum AB.

	Lundin Petroleum AB	
(in USD million)	2017	2016
At 31 December		
Current assets	101	69
Non-Current assets	2,920	3,069
Current liabilities	(62)	(70)
Non-Current liabilities	(1,834)	(1,947)
Net assets	1,125	1,121
Year ended 31 December		
Gross revenues	376	135
Income/(loss) before tax	226	(83)
Net income/(loss)	126	(78)
Capital expenditures	250	589

In April 2017 Lundin Petroleum completed a spin-off of its assets in Malaysia, France and the Netherlands into International Petroleum Corporation (IPC) by distributing the IPC share, on a pro-rata basis, to Lundin Petroleum shareholders. IPC prepared a repurchasing programme whereas they would repurchase own shares up to a certain amount, Statoil used the opportunity to sell its issued shares in the spin-off to IPC's wholly-owned subsidiary, Lundin Petroleum BV. The sale did not result in material gain or loss.

Statoil's share of Lundin Petroleum AB's quoted market value as per 31.12.2017 was USD 1,565 million.

13 Financial investments and non-current prepayments

Non-current financial investments

(in USD million)	At 31 December 2017	2016
Bonds	1,611	1,362
Listed equity securities	619	731
Non-listed equity securities	611	251
Financial investments	2,841	2,344

Bonds and listed equity securities relate to investment portfolios held by Statoil's captive insurance company which mainly are accounted for using the fair value option.

Non-current prepayments and financial receivables

(in USD million)	At 31 December 2017	2016
Financial receivables interest bearing	716	698
Prepayments and other non-interest bearing receivables	196	195
Prepayments and financial receivables	912	893

Financial receivables interest bearing primarily relate to project financing of equity accounted companies and loans to employees.

Current financial investments

(in USD million)	At 31 December 2017	2016
Time deposits	4,111	3,242
Interest bearing securities	4,337	4,970
Financial investments	8,448	8,211

At 31 December 2017, current financial investments include USD 714 million investment portfolios held by Statoil's captive insurance company which mainly are accounted for using the fair value option. The corresponding balance at 31 December 2016 was USD 818 million.

For information about financial instruments by category, see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

14 Inventories

(in USD million)	At 31 December 2017	2016
Crude oil	2,323	1,966
Petroleum products	596	744
Natural gas	149	160
Other	330	358
Inventories	3,398	3,227

Other inventory consists of spare parts and operational materials, including drilling and well equipment.

The write-down of inventories from cost to net realisable value amounted to an expense of USD 32 million and USD 74 million in 2017 and 2016, respectively.

15 Trade and other receivables

(in USD million)	At 31 December 2017	2016
Trade receivables	7,649	5,504
Current financial receivables	427	862
Joint venture receivables	478	592
Equity accounted associated companies and other related party receivables	6	116
Total financial trade and other receivables	8,560	7,074
Non-financial trade and other receivables	865	765
Trade and other receivables	9,425	7,839

For more information about the credit quality of Statoil's counterparties, see note 5 Financial risk management. For currency sensitivities, see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

16 Cash and cash equivalents

(in USD million)	At 31 December 2017	2016
Cash at bank available	591	596
Time deposits	1,889	1,660
Money market funds	381	65
Interest bearing securities	1,092	2,234
Restricted cash, including margin deposits	437	535
Cash and cash equivalents	4,390	5,090

Restricted cash at 31 December 2017 and 2016 includes collateral deposits related to trading activities of USD 300 million and USD 398 million, respectively. Collateral deposits are related to certain requirements set out by exchanges where Statoil is participating. The terms and conditions related to these requirements are determined by the respective exchanges.

17 Shareholders' equity and dividends

At 31 December 2017, Statoil's share capital of NOK 8,307,919,632.50 (USD 1,179,542,543) comprised 3,323,167,853 shares at a nominal value of NOK 2.50. Share capital at 31 December 2016 was NOK 8,112,623,527.50 (USD 1,155,993,270) comprised 3,245,049,411 shares at a nominal value of NOK 2.50.

Statoil ASA has only one class of shares and all shares have voting rights. The holders of shares are entitled to receive dividends as and when declared and are entitled to one vote per share at general meetings of the company.

A temporary scrip dividend programme was proposed by the board of directors in February 2016, approved by Statoil's general assembly in May 2016 and reconfirmed by the general assembly in May 2017. The scrip dividend programme was implemented for the quarterly dividends from fourth quarter 2015 to third quarter 2017. Issuance of new shares related to the third quarter 2017 dividend was completed 22 March 2018. As part of the scrip dividend programme, eligible shareholders could elect to receive their dividend in the form of new ordinary Statoil shares or in cash. For ADR (American Depository Receipts) holders, dividend could be received in the form of ADSs (American Depository Shares) or in cash. The subscription price for the dividend shares had a discount compared to the volume-weighted average price on OSE of the last two trading days of the subscription period for each quarter. For all quarters, the discount has been set at 5%. As part of the scrip dividend programme, the Norwegian State entered into an agreement where it committed for each quarterly dividend where a scrip option was offered, to receive newly issued shares for a fraction of its shareholdings equal to the average participation among the other shareholders. This to ensure that the State's ownership share was not impacted by the scrip dividend programme.

During 2017 dividend for the third and for the fourth quarter of 2016 and dividend for the first and second quarter of 2017 were settled. Dividend declared but not yet settled, is presented as dividends payable in the Consolidated balance sheet, regardless of whether the dividend is expected to be paid in cash or by issuance of new shares. The Consolidated statement of changes in equity shows declared dividend in the period (retained earnings), offset by scrip dividend settled during the period (share capital and additional paid-in-capital). Dividend declared in 2017 relate to the fourth quarter of 2016 and to the first three quarters of 2017.

(in USD million)	At 31 December 2017	2016
Dividends declared	2,891	2,824
USD per share or ADS	0.8804	0.8804
Dividends paid in cash	1,491	1,876
USD per share or ADS	0.8804	0.8804
NOK per share	7.2615	7.3364
Scrip dividends	1,357	904
Number of shares issued (millions)	78.1	56.4
Sum dividends settled	2,848	2,780

During 2017 a total of 3,323,671 treasury shares were purchased for USD 63 million and 3,219,327 treasury shares were allocated to employees participating in the share saving plan. During 2016 a total of 4,011,860 treasury shares were purchased for USD 62 million and 3,882,153 treasury shares were allocated to employees participating in the share saving plan. At 31 December 2017 Statoil had 11,243,234 treasury shares and at 31 December 2016 11,138,890 treasury shares, all of which are related to Statoil's share saving plan. For further information, see note 6 Remuneration.

18 Finance debt

Capital management

The main objectives of Statoil's capital management policy are to maintain a strong financial position and to ensure sufficient financial flexibility. One of the key ratios in the assessment of Statoil's financial robustness is net interest-bearing debt adjusted (ND) to capital employed adjusted (CE).

(in USD million)	At 31 December 2017	2016
Net interest-bearing debt adjusted (ND)	16,287	19,389
Capital employed adjusted (CE)	56,172	54,490
Net debt to capital employed adjusted (ND/CE)	29.0%	35.6%

ND is defined as Statoil's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Statoil's captive insurance company (amounting to USD 1,014 million and USD 1,216 million for 2017 and 2016, respectively) and balances related to the SDFI (amounting to USD 164 million and USD 199 million for 2017 and 2016, respectively). CE is defined as Statoil's total equity (including non-controlling interests) and ND.

Non-current finance debt

Finance debt measured at amortised cost

	Weighted average interest rates in %[1]		Carrying amount in USD millions at 31 December		Fair value in USD millions at 31 December[2]	
	2017	2016	2017	2016	2017	2016
Unsecured bonds						
United States Dollar (USD)	3.73	3.54	14,953	19,712	16,106	20,681
Euro (EUR)	2.10	2.10	9,347	8,211	10,057	8,884
Great Britain Pound (GBP)	6.08	6.08	1,859	1,693	2,734	2,475
Norwegian kroner (NOK)	4.18	4.18	366	348	427	386
Total			26,524	29,964	29,325	32,427
Unsecured loans						
Japanese yen (JPY)	4.30	4.30	89	85	118	119
Finance lease liabilities			478	507	496	526
Total			567	592	614	645
Total finance debt			27,090	30,556	29,938	33,072
Less current portion			2,908	2,557	2,924	2,584
Non-current finance debt			24,183	27,999	27,014	30,488

1) Weighted average interest rates are calculated based on the contractual rates on the loans per currency at 31 December and do not include the effect of swap agreements.

2) Where available, the fair value of the non-current financial liabilities is determined from quoted market prices, classified at level 1 in the fair value hierarchy. If quoted market prices are not available, fair values are determined from external calculation models based on market observations from various sources, classified at level 2 in the fair value hierarchy.

Unsecured bonds amounting to USD 14,953 million are denominated in USD and unsecured bonds amounting to USD 8,347 million are swapped into USD. Four bonds denominated in EUR amounting to USD 3,224 million are not swapped. The table does not include the effects of agreements entered into to swap the various currencies into USD. For further information see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

Substantially all unsecured bond and unsecured bank loan agreements contain provisions restricting future pledging of assets to secure borrowings without granting a similar secured status to the existing bondholders and lenders.

Out of Statoil's total outstanding unsecured bond portfolio, 42 bond agreements contain provisions allowing Statoil to call the debt prior to its final redemption at par or at certain specified premiums if there are changes to the Norwegian tax laws. The carrying amount of these agreements is USD 26,158 million at the 31 December 2017 closing exchange rate.

In addition to the planned repayment of three bonds at maturity date, Statoil did a buy-back of two outstanding bonds of USD 2,25 billion in 2017. These notes were originally due 8 November 2018 and 15 April 2019.

For more information about the revolving credit facility, maturity profile for undiscounted cash flows and interest rate risk management, see note 5 Financial risk management.

Non-current finance debt maturity profile

(in USD million)	At 31 December 2017	2016
Year 2 and 3	3,521	6,478
Year 4 and 5	3,041	3,798
After 5 years	17,620	17,723
Total repayment of non-current finance debt	24,183	27,999
Weighted average maturity (years)	9	9
Weighted average annual interest rate (%)	3.50	3.41

More information regarding finance lease liabilities is provided in note 22 Leases.

Current finance debt

(in USD million)	At 31 December 2017	2016
Collateral liabilities	704	571
Non-current finance debt due within one year	2,908	2,557
Other including bank overdraft	479	545
Total current finance debt	4,091	3,674
Weighted average interest rate (%)	1.65	1.61

Collateral liabilities and other current liabilities relate mainly to cash received as security for a portion of Statoil's credit exposure and outstanding amounts on US Commercial paper (CP) program. Issuance on the CP program amounted to USD 449 million as of 31 December 2017 and USD 500 million as of 31 December 2016.

(in USD million)	Non current finance debt	Current finance debt	Financial receivable Collaterals 1)	Additional paid in capital Share based payment/Treasury shares	Non controlling interest	Dividend payable	Total
At 31 December 2016	27,999	3,674	(735)	(212)	27	712	31,465
Transfer to current portion	(351)	351	-	-	-	-	-
Effect of exchange rate changes	1,302	(13)	-	-	-	(11)	1,278
Dividend decleared	-	-	-	-	-	2,891	2,891
Scrip dividend	-	-	-	-	-	(1,357)	(1,357)
Cash flows provided by (used in) financing activities	(4,775)	53	464	(62)	(12)	(1,491)	(5,823)
Other changes	8	26	(1)	83	9	(15)	110
At 31 December 2017	24,183	4,091	(272)	(191)	24	729	28,564

1) Financial receivables collaterals are in included in trade and other receivables in the balance sheet. See note 15 Trade and other receivables.

19 Pensions

The main pension plans for Statoil ASA and its most significant subsidiaries are defined contribution plans, in which the pension costs are recognised in the Consolidated statement of income in line with payments of annual pension premiums. The pension contribution plans in Statoil ASA also includes certain unfunded elements (notional contribution plans), for which the annual notional contributions are recognised as pension liabilities. These notional pension liabilities are regulated equal to the return on asset within the main contribution plan. See note 2 Significant accounting policies for more information about the accounting treatment of the notional contribution plans reported in Statoil ASA.

In addition, Statoil ASA has a closed defined benefit plan for employees which in 2015 had less than 15 years of future service before their regular retirement age, and for employees in certain subsidiaries. Statoil's defined benefit plans are generally based on a minimum of 30 years of service and 66% of the final salary level, including an assumed benefit from the Norwegian National Insurance Scheme. The Norwegian companies in the group are subject to, and complies with, the requirements of the Norwegian Mandatory Company Pensions Act.

The defined benefit plans in Norway are managed and financed through Statoil Pensjon (Statoil's pension fund - hereafter "Statoil Pension"). Statoil Pension is an independent pension fund that covers the employees in Statoil's Norwegian companies. The pension fund's assets are kept separate from the company's and group companies' assets. Statoil Pension is supervised by the Financial Supervisory Authority of Norway ("Finanstilsynet") and is licensed to operate as a pension fund.

Statoil is a member of a Norwegian national agreement-based early retirement plan ("AFP"), and the premium is calculated on the basis of the employees' income between 1 and 7.1 G. The premium is payable for all employees until age 62. Pension from the AFP scheme will be paid from the AFP plan administrator to employees for their full lifetime. Statoil has determined that its obligations under this multi-employer defined benefit plan can be estimated with sufficient reliability for recognition purposes. Accordingly, the estimated proportionate share of the AFP plan is recognised as a defined benefit obligation.

The present values of the defined benefit obligation, except for the notional contribution plan, and the related current service cost and past service cost are measured using the projected unit credit method. The assumptions for salary increases, increases in pension payments and social security base amount are based on agreed regulation in the plans, historical observations, future expectations of the assumptions and the relationship between these assumptions. At 31 December 2017 the discount rate for the defined benefit plans in Norway was established on the basis of seven years' mortgage covered bonds interest rate extrapolated on a yield curve which matches the duration of Statoil's payment portfolio for earned benefits, which was calculated to be 17.2 years at the end of 2017. Social security tax is calculated based on a pension plan's net funded status and is included in the defined benefit obligation.

Statoil has more than one defined benefit plan, but the disclosure is made in total since the plans are not subject to materially different risks. Pension plans outside Norway are not material and as such not disclosed separately. The pension costs in Statoil ASA are partly re-charged to licence partners.

Net pension cost

(in USD million)	2017	2016	2015
Current service cost	242	238	378
Interest cost	-	192	191
Interest (income) on plan asset	-	(148)	(145)
Past service cost	(0)	2	-
Losses (gains) from curtailment, settlement or plan amendment	15	109	250
Actuarial (gains) losses related to termination benefits	(1)	59	(1)
Notional contribution plans	51	50	36
Defined benefit plans	308	503	709
Defined contribution plans	162	148	135
Total net pension cost	469	650	844

In addition to the pension cost presented in the table above, financial items related to defined benefit plans are included in the statement of income within Net financial items. Interest cost and changes in fair value of notional assets of USD 201 million, and interest income of USD 138 million has been recognised in 2017.

New entrants for the early retirement plans have been included as a settlement cost. The total impact in 2017 was USD 2 million, USD 123 million in 2016 and USD 173 million in 2015.

(in USD million)	2017	2016
Defined benefit obligations (DBO)		
Defined benefit obligations at 1 January	7,791	6,822
Current service cost	243	239
Interest cost	219	192
Actuarial (gains) losses - Financial assumptions	(26)	879
Actuarial (gains) losses - Experience	(21)	(282)
Benefits paid	(311)	(235)
Losses (gains) from curtailment, settlement or plan amendment	13	171
Paid-up policies	(84)	(131)
Foreign currency translation	411	87
Changes in notional contribution liability	52	50
Defined benefit obligations at 31 December	8,286	7,791
Fair value of plan assets		
Fair value of plan assets at 1 January	5,250	5,127
Interest income	148	148
Return on plan assets (excluding interest income)	283	76
Company contributions	39	22
Benefits paid	(196)	(80)
Paid-up policies and personal insurance	(121)	(92)
Foreign currency translation	283	50
Fair value of plan assets at 31 December	5,687	5,250
Net pension liability at 31 December	(2,599)	(2,541)
Represented by:		
Asset recognised as non-current pension assets (funded plan)	1,306	839
Liability recognised as non-current pension liabilities (unfunded plans)	(3,905)	(3,380)
DBO specified by funded and unfunded pension plans	8,286	7,791
Funded	4,392	4,423
Unfunded	3,894	3,368
Actual return on assets	431	131

The actuarial gain in 2017 is related to changes in financial and demographic assumptions. Statoil recognised an actuarial loss from changes in financial assumptions in 2016 mainly relate to increased pension liabilities due to reduced interest rates and a higher expected rate of pension increase.

Actuarial losses and gains recognised directly in Other comprehensive income (OCI)

(in USD million)	2017	2016	2015
Net actuarial (losses) gains recognised in OCI during the year	331	(482)	1,139
Actuarial (losses) gains related to currency effects on net obligation and foreign exchange translation	(158)	(21)	460
Tax effects of actuarial (losses) gains recognised in OCI	(38)	129	(461)
Recognised directly in OCI during the year net of tax	135	(374)	1,138
Cumulative actuarial (losses) gains recognised directly in OCI net of tax	(1,053)	(1,188)	(814)

Actuarial assumptions

	Assumptions used to determine benefit costs in %		Assumptions used to determine benefit obligations in %	
	2017	2016	2017	2016
Discount rate	2.50	2.75	2.50	2.50
Rate of compensation increase	2.25	2.25	2.25	2.25
Expected rate of pension increase	1.75	1.00	1.75	1.75
Expected increase of social security base amount (G-amount)	2.25	2.25	2.25	2.25
Weighted-average duration of the defined benefit obligation			17.2	17.4

The assumptions presented are for the Norwegian companies in Statoil which are members of Statoil's pension fund. The defined benefit plans of other subsidiaries are immaterial to the consolidated pension assets and liabilities.

Expected attrition at 31 December 2017 was 0.2% and 2.2% for employees between 50-59 years and 60-67 years, and 0.4% and 0.1% in 2016.

For population in Norway, the mortality table K2013, issued by The Financial Supervisory Authority of Norway, is used as the best mortality estimate.

Disability tables for plans in Norway developed by the actuary were implemented in 2013 and represent the best estimate to use for plans in Norway.

Sensitivity analysis
The table below presents an estimate of the potential effects of changes in the key assumptions for the defined benefit plans. The following estimates are based on facts and circumstances as of 31 December 2017.

(in USD million)	Discount rate		Expected rate of compensation increase		Expected rate of pension increase		Mortality assumption	
	0.50%	-0.50%	0.50%	-0.50%	0.50%	-0.50%	+ 1 year	- 1 year
Changes in:								
Defined benefit obligation at 31 December 2017	(607)	689	88	(92)	527	(583)	295	(323)
Service cost 2018	(22)	25	8	(8)	21	(19)	8	(11)

The sensitivity of the financial results to each of the key assumptions has been estimated based on the assumption that all other factors would remain unchanged. The estimated effects on the financial result would differ from those that would actually appear in the Consolidated financial statements because the Consolidated financial statements would also reflect the relationship between these assumptions.

Pension assets

The plan assets related to the defined benefit plans were measured at fair value. Statoil Pension invests in both financial assets and real estate.

Real estate properties owned by Statoil Pension amounted to USD 447 million and USD 402 million of total pension assets at 31 December 2017 and 2016, respectively, and are rented to Statoil companies.

The table below presents the portfolio weighting as approved by the board of Statoil Pension for 2017. The portfolio weight during a year will depend on the risk capacity.

(in %)	Pension assets on investments classes 2017	2016	Target portfolio weight
Equity securities	37.5	39.0	31 - 43
Bonds	41.7	41.1	36 - 48
Money market instruments	14.3	13.9	0 - 29
Real estate	6.1	5.4	5 - 10
Other assets	0.4	0.6	
Total	100.0	100.0	

In 2017 92% of the equity securities, 32% of bonds and 67% of money market instruments had quoted market prices in an active market (level 1). 8% of the equity securities, 68% of bonds and 32% of money market instruments had market prices based on inputs other than quoted prices. If quoted market prices are not available, fair values are determined from external calculation models based on market observations from various sources, classified at level 2 in the fair value hierarchy.

In 2016 98% of the equity securities, 30% of bonds and 71% of money market instruments had quoted market prices in an active market. 0% of the equity securities, 70% of bonds and 28% of money market instruments had market prices based on inputs other than quoted prices (level 2).

For definition of the various levels, see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk.

Company contributions expected to be made to Statoil Pension in 2018 are not considered significant.

20 Provisions

(in USD million)	Asset retirement obligations	Claims and litigations	Other provisions	Total
Non-current portion at 31 December 2016	10,711	1,209	1,487	13,406
Current portion at 31 December 2016 reported as trade and other payables	188	1,147	922	2,258
Provisions at 31 December 2016	10,899	2,356	2,409	15,664
New or increased provisions	768	128	833	1,729
Decrease in the estimates	(388)	(1,120)	(272)	(1,780)
Amounts charged against provisions	(222)	(22)	(579)	(824)
Effects of change in the discount rate	543	-	(6)	538
Reduction due to divestments	(2)	-	-	(2)
Accretion expenses	413	-	-	413
Reclassification and transfer	-	-	16	16
Currency translation	441	(2)	49	487
Provisions at 31 December 2017	12,451	1,339	2,451	16,241
Current portion at 31 December 2017 reported as trade and other payables	69	68	547	684
Non-current portion at 31 December 2017	12,383	1,271	1,904	15,557

Expected timing of cash outflows

(in USD million)	Asset retirement obligations	Other provisions, including claims and litigations	Total
2018 - 2022	993	3,082	4,076
2023 - 2027	2,413	342	2,755
2028 - 2032	986	25	1,011
2033 - 2037	4,368	16	4,384
Thereafter	3,691	324	4,015
At 31 December 2017	12,451	3,790	16,241

The claims and litigations category mainly relates to expected payments on unresolved claims. The timing and amounts of potential settlements in respect of these are uncertain and dependent on various factors that are outside management's control.

The main change in the caption claims and litigations concerns a settlement of a dispute with the Angolan Ministry of Finance. For further information on this dispute and other contingent liabilities, see note 23 Other commitments, contingent liabilities and contingent assets.

The other provisions category relates to expected payments on onerous contracts, cancellation fees and other. In 2016, Statoil recognised a provision amounting to USD 1 billion for a contingent consideration related to the BM-S-8 acquisition in Brazil. In 2017, provisions related to the BM-S-8 acquisition increased to USD 1.2 billion of which USD 0.3 billion is current portion. For further information, see note 4 Acquisitions and divestments.

For further information of methods applied and estimates required, see note 2 Significant accounting policies.

21 Trade, other payables and provisions

(in USD million)	At 31 December 2017	2016
Trade payables	3,181	2,358
Non-trade payables and accrued expenses	2,345	1,623
Joint venture payables	2,464	2,632
Equity accounted associated companies and other related party payables	858	620
Total financial trade and other payables	8,849	7,233
Current portion of provisions and other non-financial payables	888	2,433
Trade, other payables and provisions	9,737	9,666

Included in current portion of provisions and other non-financial payables are certain provisions that are further described in note 20 Provisions and in note 23 Other commitments, contingent liabilities and contingent assets. For information regarding currency sensitivities, see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk. For further information on payables to equity accounted associated companies and other related parties, see note 24 Related parties.

22 Leases

Statoil leases certain assets, notably drilling rigs, vessels and office buildings. Lease contracts committed by a licence are presented net, based on Statoil's participation interest in the respective licences. Lease contracts for helicopters, supply vessels and other assets used to serve a group of licences are presented net based on Statoil's average participation interests in these licences.

In 2017, net rental expenditures were USD 2,075 million (USD 2,569 million in 2016 and USD 3,439 million in 2015) consisting of minimum lease payments of USD 2,333 million (USD 3,113 million in 2016 and USD 4046 million in 2015) reduced with sublease payments received of USD 272 million (USD 558 million in 2016 and USD 608 million in 2015). There are no significant rig cancellation fees expensed in 2017 (USD 115 million in 2016). No material contingent rent payments have been expensed in 2017, 2016 or 2015.

The information in the table below shows future minimum lease payments due and receivable under non-cancellable operating leases at 31 December 2017:

	Operating leases						
(in USD million)	Rigs	Vessels	Land and buildings	Other	Total	Sublease	Net total
2018	1,039	615	155	152	1,961	(125)	1,837
2019	712	393	140	113	1,359	(105)	1,253
2020	509	382	136	92	1,119	(104)	1,015
2021	374	304	133	60	872	(68)	804
2022	352	233	134	57	777	(22)	755
2023-2027	287	498	621	47	1,453	(61)	1,392
2028-2032	-	93	369	23	485	(0)	485
Thereafter	-	13	50	13	76	-	76
Total future minimum lease payments	3,274	2,532	1,737	558	8,101	(484)	7,617

Statoil had certain operating lease contracts for drilling rigs at 31 December 2017. The remaining significant contracts' terms range from one month to six years. Rig lease agreements are for the most part based on fixed day rates. Certain rigs have been subleased in whole or for part of the lease term mainly to Statoil operated licences on the Norwegian continental shelf. These leases are shown gross as operating leases in the table above.

Statoil has a long-term time charter agreement with Teekay for offshore loading and transportation in the North Sea. The contract covers the lifetime of applicable producing fields and at year end 2017 includes three crude tankers. The contract's estimated nominal amount was approximately USD 585 million at year end 2017, and it is included in the category vessels in the table above.

The category land and buildings includes future minimum lease payments to related parties of USD 511 million regarding the lease of one office building located in Bergen and one in Harstad, both owned by Statoil's pension fund ("Statoil Pension"). These operating lease commitments extend to the year 2034. USD 387 million of the total is payable after 2021.

Statoil had finance lease liabilities of USD 478 million at 31 December 2017. The nominal minimum lease payments related to these finance leases amount to USD 630 million. Property, plant and equipment includes USD 439 million for finance leases that have been capitalised at year end (USD 484 million in 2016), mainly presented in the category machinery, equipment and transportation equipment, including vessels in note 10 Property, plant and equipment.

Certain contracts contain renewal options. The execution of such options will depend on future market development and business needs at the time when such options are to be exercised.

23 Other commitments, contingent liabilities and contingent assets

Contractual commitments
Statoil had contractual commitments of USD 6,012 million at 31 December 2017. The contractual commitments reflect Statoil's share and mainly comprise construction and acquisition of property, plant and equipment as well as committed investments in equity accounted entities.

As a condition for being awarded oil and gas exploration and production licences, participants may be committed to drill a certain number of wells. At the end of 2017, Statoil was committed to participate in 29 wells, with an average ownership interest of approximately 49%. Statoil's share of estimated expenditures to drill these wells amounts to USD 456 million. Additional wells that Statoil may become committed to participating in depending on future discoveries in certain licences are not included in these numbers.

Other long-term commitments
Statoil has entered into various long-term agreements for pipeline transportation as well as terminal use, processing, storage and entry/exit capacity commitments and commitments related to specific purchase agreements. The agreements ensure the rights to the capacity or volumes in question, but also impose on Statoil the obligation to pay for the agreed-upon service or commodity, irrespective of actual use. The contracts' terms vary, with durations of up to 2045.

Take-or-pay contracts for the purchase of commodity quantities are only included in the table below if their contractually agreed pricing is of a nature that will or may deviate from the obtainable market prices for the commodity at the time of delivery.

Obligations payable by Statoil to entities accounted for using the equity method are included gross in the table below. For assets (for example pipelines) that Statoil accounts for by recognising its share of assets, liabilities, income and expenses (capacity costs) on a line-by-line basis in the Consolidated financial statements, the amounts in the table include the net commitment payable by Statoil (i.e. gross commitment less Statoil's ownership share).

Nominal minimum other long-term commitments at 31 December 2017:

(in USD million)	
2018	1,548
2019	1,415
2020	1,312
2021	1,101
2022	942
Thereafter	5,563
Total	11,881

Guarantees
Statoil has guaranteed for its proportionate portion of an associate's long-term bank debt, amounting to USD 305 million. The book value of the guarantee is immaterial.

Contingent liabilities and contingent assets
Resolution of the dispute with the Angolan Ministry of Finance
In June 2017 Statoil signed an agreement with the Angolan Ministry of Finance which resolved the dispute over previously assessed additional profit oil and taxes due, and established how to allocate profit oil and assess petroleum income tax (PIT) related to Statoil's participation in Block 4, Block 15, Block 17 and Block 31 offshore Angola for the years 2002 to 2016. In accordance with the agreement, Statoil in July 2017 paid in full and final settlement an additional PIT amount to Angola related to the prior reporting periods. The agreement also led to a certain increase in Norwegian taxes payable. In addition to taxes previously provided for in the Consolidated financial statements related to the dispute, the current income tax expense at the time reflected USD 117 million payable in Angola and Norway. Based on the agreement, profit oil and interest expense amounts previously provided for in the current portion of provisions related to claims and litigation were reversed. USD 754 million has been reflected as revenue in the E&P International segment, while USD 319 million has been reflected as interest expense reduction under Net financial items in the Consolidated statement of income. The net effect of the dispute resolution recognised in the Consolidated statement of income consequently was USD 956 million.

Redetermination process for Agbami field
Through its ownership in OML 128 in Nigeria, Statoil is party to an ownership interest redetermination process for the Agbami field. In October 2015, Statoil received the Expert's final ruling which implies a reduction of 5.17 percentage points in Statoil's equity interest in the field. Statoil had previously initiated arbitration proceedings to set aside interim decisions made by the Expert, but this was declined by the arbitration tribunal in its November 2015 judgment. Statoil has proceeded to court of Appeal to have the arbitration award set aside. In October 2016 Statoil also initiated a new arbitration to set aside the Expert's final ruling. Currently Statoil has two distinct, but connected, legal processes ongoing related to the Agbami redetermination. As of 31 December 2017, Statoil has recognised a provision of USD 1,165 million net of tax, which reflects a reduction of 5.17 percentage points in Statoil's equity interest in the Agbami field. The provision is reflected within Provisions in the Consolidated balance sheet.

Price review arbitration
Some long-term gas sales agreements contain price review clauses, which in certain cases lead to claims subject to arbitration. The exposure for Statoil related to arbitration has been estimated to an amount equivalent to approximately USD 343 million for gas delivered prior to year end 2017. Statoil has provided for its best estimate related to contractual gas price disputes in the Consolidated financial statements, with the impact to the Consolidated statement of income reflected as revenue adjustments.

Dispute concerning interpretation of the terms of the OML 128 Production Sharing Contract (PSC)
There is a dispute between the Nigerian National Petroleum Corporation (NNPC) and the partners (Contractor) in Oil Mining Lease (OML) 128 of the unitised Agbami field concerning interpretation of the terms of the OML 128 Production Sharing Contract (PSC). The dispute relates to the allocation between NNPC and Contractor of cost oil, tax oil and profit oil volumes. Following an arbitration process on the matter concluded in 2015, various disputes related to the legality and enforcement of the arbitration verdict in Contractor's favour are currently in process in the Nigerian court system. Statoil's stake

in the dispute at year end 2017 mainly relates to claims for return of certain oil volumes lifted by NNPC during the arbitration process and in subsequent years contrary to the PSC terms.

Dispute with Brazilian tax authorities
Brazilian tax authorities have issued an updated tax assessment for 2011 for Statoil's Brazilian subsidiary which was party to Statoil's divestment of 40% of the Peregrino field to Sinochem at that time. The assessment disputes Statoil's allocation of the sale proceeds between entities and assets involved, resulting in a significantly higher assessed taxable gain and related taxes payable in Brazil. Statoil disagrees with the assessment, and has provided responses to this effect. The ongoing process of formal communication with the Brazilian tax authorities, as well as any subsequent litigation that may become necessary, may take several years. No taxes will become payable until the matter has been finally settled. Statoil is of the view that all applicable tax regulations have been applied in the case and that the group has a strong position. No amounts have consequently been provided for in the accounts.

Suit for an annulment of Petrobras' sale of the interest in BM-S-8 to Statoil
In April 2017, a federal judge granted an injunction request to suspend the assignment to Statoil of Petróleo Brasileiro S.A.'s ("Petrobras") 66% operated interest in the Brazilian offshore licence BM-S-8, in a class action suit filed by the Union of Workers of Oil Tankers of Sergipe (Sindipetro) against Petrobras, Statoil, and ANP - the Brazilian Regulatory Agency ("the defendants"). The suit seeks the annulment of Petrobras' sale of the interest in BM-S-8 to Statoil, which was closed in November 2016. The injunction was subsequently lifted by the Federal Regional Court. This decision is appealable. At the end of 2017 the acquired interest remains in Statoil's balance sheet as intangible assets of the Exploration & Production International (E&P International) segment. For further information about Statoil's acquisitions and divestments in BM-S-8, reference is made to the 2017 Consolidated annual financial statements note 4 Acquisitions and divestments.

A deviation notice from Norwegian tax authorities
On 6 July 2016, the Norwegian tax authorities issued a deviation notice for the years 2012 to 2014 related to the internal pricing on certain transactions between Statoil Coordination Centre (SCC) in Belgium and Norwegian entities in the Statoil group. The main issue in this matter relates to SCC`s capital structure and its compliance with the arm's length principle. Statoil is of the view that arm's length pricing has been applied and that the group has a strong position, and no amounts have consequently been provided for this issue in the accounts.

Other claims
During the normal course of its business, Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its Consolidated financial statements for probable liabilities related to litigation and claims based on its best estimate. Statoil does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings. Statoil is actively pursuing the above disputes through the contractual and legal means available in each case, but the timing of the ultimate resolutions and related cash flows, if any, cannot at present be determined with sufficient reliability.

Provisions related to claims are reflected within note 20 Provisions.

24 Related parties

Transactions with the Norwegian State
The Norwegian State is the majority shareholder of Statoil and also holds major investments in other Norwegian companies. As of 31 December 2017, the Norwegian State had an ownership interest in Statoil of 67.0% (excluding Folketrygdfondet, the Norwegian national insurance fund, of 3.3%). This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. All transactions are considered to be on an arm's length basis.

Total purchases of oil and natural gas liquids from the Norwegian State amounted to USD 7,352 million, USD 5,848 million and USD 7,431 million in 2017, 2016 and 2015, respectively. Total purchases of natural gas regarding the Tjeldbergodden methanol plant from the Norwegian State amounted to USD 39 million, USD 44 million and USD 68 million in 2017, 2016 and 2015, respectively. These purchases of oil and natural gas are recorded in Statoil ASA. In addition, Statoil ASA sells in its own name, but for the Norwegian State's account and risk, the Norwegian State's gas production. These transactions are presented net. For further information please see note 2 Significant accounting policies. The most significant items included in the line item equity accounted investments and other related party payables in note 21 Trade and other payables, are amounts payable to the Norwegian State for these purchases.

Other transactions
In relation to its ordinary business operations Statoil enters into contracts such as pipeline transport, gas storage and processing of petroleum products, with companies in which Statoil has ownership interests. Such transactions are carried out on an arm's length basis and are included within the applicable captions in the Consolidated statement of income. Gassled and certain other infrastructure assets are operated by Gassco AS, which is an entity under common control by the Norwegian Ministry of Petroleum and Energy. Gassco's activities are performed on behalf of and for the risk and reward of pipeline and terminal owners, and capacity payments flow through Gassco to the respective owners. Statoil payments that flowed through Gassco in this respect amounted to USD 1,155 million, USD 1,167 million and USD 1,105 million in 2017, 2016 and 2015, respectively. These payments are recorded in Statoil ASA. In addition, Statoil ASA process in its own name, but for the Norwegian State's account and risk, the Norwegian State's share of the Gassco costs. These transactions are presented net.

As of 31 December 2017, Statoil had an ownership interest in Lundin Petroleum AB (Lundin) of 20.1% of the outstanding shares and votes. Total purchase of oil and related products from Lundin amounted to USD 176 million and USD 155 million in 2017 and 2016, respectively. The purchase of oil and related products is recorded in Statoil ASA.

For information concerning certain lease arrangements with Statoil Pension, see note 22 Leases.

Related party transactions with management are presented in note 6 Remuneration. Management remuneration for 2017 is presented in note 4 Remuneration in the financial statements of the parent company, Statoil ASA.

25 Financial instruments: fair value measurement and sensitivity analysis of market risk

Financial instruments by category
The following tables present Statoil's classes of financial instruments and their carrying amounts by the categories as they are defined in IAS 39 Financial Instruments: Recognition and Measurement. All financial instruments' carrying amounts are measured at fair value or their carrying amounts reasonably approximate fair value except non-current financial liabilities. See note 18 Finance debt for fair value information of non-current bonds, bank loans and finance lease liabilities.

See note 2 Significant accounting policies for further information regarding measurement of fair values.

(in USD million)	Note	Loans and receivables	Available for sale	Fair value through profit or loss — Held for trading	Fair value through profit or loss — Fair value option	Non-financial assets	Total carrying amount
At 31 December 2017							
Assets							
Non-current derivative financial instruments		-	-	1,603	-	-	1,603
Non-current financial investments	13	47	397	-	2,397	-	2,841
Prepayments and financial receivables	13	723	-	-	-	188	912
Trade and other receivables	15	8,560	-	-	-	865	9,425
Current derivative financial instruments		-	-	159	-	-	159
Current financial investments	13	4,085	-	3,649	714	-	8,448
Cash and cash equivalents	16	2,917	-	1,473	-	-	4,390
Total		16,332	397	6,884	3,112	1,053	27,778

(in USD million)	Note	Loans and receivables	Available for sale	Fair value through profit or loss — Held for trading	Fair value through profit or loss — Fair value option	Non-financial assets	Total carrying amount
At 31 December 2016							
Assets							
Non-current derivative financial instruments		-	-	1,819	-	-	1,819
Non-current financial investments	13	-	207	-	2,137	-	2,344
Prepayments and financial receivables	13	707	-	-	-	185	893
Trade and other receivables	15	7,074	-	-	-	765	7,839
Current derivative financial instruments		-	-	492	-	-	492
Current financial investments	13	3,217	-	4,176	818	-	8,211
Cash and cash equivalents	16	2,791	-	2,299	-	-	5,090
Total		13,789	207	8,785	2,955	950	26,687

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
At 31 December 2017					
Liabilities					
Non-current finance debt	18	24,183	-	-	24,183
Non-current derivative financial instruments		-	900	-	900
Trade and other payables	21	8,849	-	888	9,737
Current finance debt	18	4,091	-	-	4,091
Dividend payable		729	-	-	729
Current derivative financial instruments		-	403	-	403
Total		37,851	1,302	888	40,042

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
At 31 December 2016					
Liabilities					
Non-current finance debt	18	27,999	-	-	27,999
Non-current derivative financial instruments		-	1,420	-	1,420
Trade and other payables	21	7,233	-	2,433	9,666
Current finance debt	18	3,674	-	-	3,674
Dividend payable		712	-	-	712
Current derivative financial instruments		-	508	-	508
Total		39,618	1,928	2,433	43,979

Fair value hierarchy

The following table summarises each class of financial instruments which are recognised in the Consolidated balance sheet at fair value, split by Statoil's basis for fair value measurement.

(in USD million)	Non-current financial investments	Non-current derivative financial instruments - assets	Current financial investments	Current derivative financial instruments - assets	Cash equivalents	Non-current derivative financial instruments - liabilities	Current derivative financial instruments - liabilities	Net fair value
At 31 December 2017								
Level 1	1,126	-	355	-	-	-	-	1,481
Level 2	1,271	1,320	4,008	122	1,473	(900)	(399)	6,896
Level 3	397	283	-	37	-	-	(4)	713
Total fair value	2,794	1,603	4,363	159	1,473	(900)	(403)	9,090
At 31 December 2016								
Level 1	1,095	-	516	-	-	-	-	1,611
Level 2	1,042	970	4,479	426	2,299	(1,414)	(503)	7,299
Level 3	207	848	(0)	66	-	(6)	(4)	1,110
Total fair value	2,344	1,819	4,994	492	2,299	(1,420)	(508)	10,019

Level 1, fair value based on prices quoted in an active market for identical assets or liabilities, includes financial instruments actively traded and for which the values recognised in the Consolidated balance sheet are determined based on observable prices on identical instruments. For Statoil this category will, in most cases, only be relevant for investments in listed equity securities and government bonds.

Level 2, fair value based on inputs other than quoted prices included within level 1, which are derived from observable market transactions, includes Statoil's non-standardised contracts for which fair values are determined on the basis of price inputs from observable market transactions. This will typically be when Statoil uses forward prices on crude oil, natural gas, interest rates and foreign exchange rates as inputs to the valuation models to determining the fair value of its derivative financial instruments.

Level 3, fair value based on unobservable inputs, includes financial instruments for which fair values are determined on the basis of input and assumptions that are not from observable market transactions. The fair values presented in this category are mainly based on internal assumptions. The internal assumptions are only used in the absence of quoted prices from an active market or other observable price inputs for the financial instruments subject to the valuation.

The fair value of certain earn-out agreements and embedded derivative contracts are determined by the use of valuation techniques with price inputs from observable market transactions as well as internally generated price assumptions and volume profiles. The discount rate used in the valuation is a risk-free rate based on the applicable currency and time horizon of the underlying cash flows adjusted for a credit premium to reflect either Statoil's credit premium, if the value is a liability, or an estimated counterparty credit premium if the value is an asset. In addition a risk premium for risk elements not adjusted for in the cash flow may be included when applicable. The fair values of these derivative financial instruments have been classified in their entirety in the third category within current derivative financial instruments and non-current derivative financial instruments. Another reasonable assumption, that could have been applied when determining the fair value of these contracts, would be to extrapolate the last observed forward prices with inflation. Applying this assumption would have an insignificant impact on the fair value for these contracts.

The reconciliation of the changes in fair value during 2017 and 2016 for financial instruments classified in the third level in the hierarchy are presented in the following table.

(in USD million)	Non-current financial investments	Non-current derivative financial instruments - assets	Current derivative financial instruments - assets	Non-current derivative financial instruments liabilities	Current derivative financial instruments - liabilities	Total amount
Full year 2017						
Opening balance	207	848	66	(6)	(4)	1,110
Total gains and losses recognised in statement of income	-	(69)	36	6	-	(27)
Purchases	90	-	-	-	-	90
Settlement	-	(533)	(67)	-	-	(600)
Transfer into level 3	94	-	-	-	-	94
Foreign currency translation differences	5	37	3	-	-	45
Closing balance	397	283	37	-	(4)	713
Full year 2016						
Opening balance	209	941	50	(59)	-	1,141
Total gains and losses recognised in statement of income	-	(98)	66	49	-	17
Purchases	2	-	-	-	-	2
Settlement	(5)	(17)	(53)	-	-	(75)
Transfer to current portion	-	(1)	1	4	(4)	-
Foreign currency translation differences	1	23	1	-	-	25
Closing balance	207	848	66	(6)	(4)	1,110

During 2017 the financial instruments within level 3 have had a net decrease in the fair value of USD 397 million. The USD 27 million recognised in the Consolidated statement of income during 2017 are impacted by a reduction of USD 78 million related to changes in fair value of certain earn-out agreements. Related to the same earn-out agreements, USD 528 million included in the opening balance for 2017 has been agreed settled, while USD 72 million has been fully realised as the underlying volumes have been delivered during 2017.

Sensitivity analysis of market risk

Commodity price risk
The table below contains the commodity price risk sensitivities of Statoil's commodity based derivatives contracts. For further information related to the type of commodity risks and how Statoil manages these risks, see note 5 Financial risk management.

Statoil's assets and liabilities resulting from commodity based derivatives contracts consist of both exchange traded and non-exchange traded instruments, including embedded derivatives that have been bifurcated and recognised at fair value in the Consolidated balance sheet.

Price risk sensitivities at the end of 2017 at 20%, and at the end of 2016 at 30%, are assumed to represent a reasonably likely change based on the duration of the derivatives.

Since none of the derivative financial instruments included in the table below are part of hedging relationships, any changes in the fair value would be recognised in the Consolidated statement of income.

Commodity price sensitivity	2017		2016	
(in USD million)	- 20%	+ 20%	- 30%	+ 30%
At 31 December				
Crude oil and refined products net gains (losses)	687	(606)	395	(390)
Natural gas and electricity net gains (losses)	613	(613)	810	(809)

Currency risk

The following currency risk sensitivity has been calculated, by assuming an 8% reasonable change in the main exchange rates that impact Statoil's financial accounts, based on balances at 31 December 2017. At 31 December 2016 a change of 12% in the main exchange rates were viewed as a reasonable change. With reference to table below, an increase in the exchange rates means that the disclosed currency has strengthened in value against all other currencies. The estimated gains and the estimated losses following from a change in the exchange rates would impact the Consolidated statement of income. For further information related to the currency risk and how Statoil manages these risks, see note 5 Financial risk management.

Currency risk sensitivity	2017		2016	
(in USD million)	- 8%	+ 8%	- 12%	+ 12%
At 31 December				
USD net gains (losses)	119	(119)	79	(79)
NOK net gains (losses)	(94)	94	31	(31)

Interest rate risk

The following interest rate risk sensitivity has been calculated by assuming a change of 0.6 percentage points as reasonably possible changes in the interest rates at the end of 2017. At the end of 2016 a change of 0.8 percentage points in the interest rates was viewed as reasonably possible changes. The estimated gains following from a decrease in the interest rates and the estimated losses following from an interest rate increase would impact the Consolidated statement of income. For further information related to the interest risks and how Statoil manages these risks, see note 5 Financial risk management.

Interest risk sensitivity	2017		2016	
(in USD million)	- 0.6 percentage points	+ 0.6 percentage points	- 0.8 percentage points	+ 0.8 percentage points
At 31 December				
Interest rate net gains (losses)	664	(664)	897	(897)

26 Subsequent events

On 28 February 2018, Statoil received a notice of deviation from Norwegian tax authorities related to an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime, increasing the maximum exposure in this matter to USD 470 million. Statoil has provided for its best estimate in the matter, and is currently evaluating the notice of deviation.

27 Condensed consolidated financial information related to guaranteed debt securities

Statoil Petroleum AS, a 100% owned subsidiary of Statoil ASA, is the co-obligor of certain existing debt securities of Statoil ASA that are registered under the US Securities Act of 1933 ("US registered debt securities"). As co-obligor, Statoil Petroleum AS fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with Statoil ASA, the payment and covenant obligations for these US registered debt securities. In addition, Statoil ASA is also the co-obligor of a US registered debt security of Statoil Petroleum AS. As co-obligor, Statoil ASA fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with Statoil Petroleum AS, the payment and covenant obligations of that security. In the future, Statoil ASA may from time to time issue future US registered debt securities for which Statoil Petroleum AS will be the co-obligor or guarantor.

The following financial information on a condensed consolidated basis provides financial information about Statoil ASA, as issuer and co-obligor, Statoil Petroleum AS, as co-obligor and guarantor, and all other subsidiaries as required by SEC Rule 3-10 of Regulation S-X. The condensed consolidated information is prepared in accordance with Statoil's IFRS accounting policies as described in note 2 Significant accounting policies, except that investments in subsidiaries and jointly controlled entities are accounted for using the equity method as required by Rule 3-10.

The following is condensed consolidated financial information for the full year 2017, 2016 and 2015, and as of 31 December 2017 and 2016.

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME

Full year 2017 (in USD million)	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Revenues and other income	39,750	20,579	22,204	(21,535)	60,999
Net income/(loss) from equity accounted companies	5,051	(401)	33	(4,495)	188
Total revenues and other income	44,801	20,178	22,237	(26,029)	61,187
Total operating expenses	(39,570)	(9,217)	(20,022)	21,392	(47,416)
Net operating income/(loss)	5,232	10,961	2,216	(4,637)	13,771
Net financial items	311	(378)	439	(724)	(351)
Income/(loss) before tax	5,543	10,583	2,655	(5,361)	13,420
Income tax	(230)	(8,094)	(539)	40	(8,822)
Net income/(loss)	5,314	2,489	2,116	(5,321)	4,598
Other comprehensive income/(loss)	1,017	355	878	(509)	1,741
Total comprehensive income/(loss)	6,330	2,843	2,995	(5,830)	6,339

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME

Full year 2016 (in USD million)	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Revenues and other income	31,580	15,405	15,472	(16,464)	45,993
Net income/(loss) from equity accounted companies	(2,726)	(3,987)	26	6,567	(119)
Total revenues and other income	28,854	11,418	15,498	(9,898)	45,873
Total operating expenses	(31,784)	(10,989)	(19,364)	16,344	(45,793)
Net operating income/(loss)	(2,930)	429	(3,865)	6,446	80
Net financial items	728	(560)	(115)	(311)	(258)
Income/(loss) before tax	(2,202)	(131)	(3,980)	6,135	(178)
Income tax	(407)	(2,392)	97	(23)	(2,724)
Net income/(loss)	(2,608)	(2,523)	(3,884)	6,113	(2,902)
Other comprehensive income/(loss)	(671)	153	(280)	441	(357)
Total comprehensive income/(loss)	(3,279)	(2,370)	(4,163)	6,553	(3,259)

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME

Full year 2015 (in USD million)	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Revenues and other income	39,289	20,583	20,248	(20,448)	59,671
Net income/(loss) from equity accounted companies	(4,686)	(8,350)	(42)	13,050	(29)
Total revenues and other income	34,603	12,232	20,205	(7,399)	59,642
Total operating expenses	(39,372)	(12,561)	(26,907)	20,566	(58,276)
Net operating income/(loss)	(4,769)	(329)	(6,702)	13,167	1,366
Net financial items	(2,771)	(106)	139	1,427	(1,311)
Income/(loss) before tax	(7,541)	(435)	(6,563)	14,594	55
Income tax	925	(5,301)	(840)	(9)	(5,225)
Net income/(loss)	(6,616)	(5,736)	(7,402)	14,585	(5,169)
Other comprehensive income/(loss)	(1,414)	(1,771)	(1,405)	1,751	(2,838)
Total comprehensive income/(loss)	(8,030)	(7,507)	(8,807)	16,336	(8,007)

CONDENSED CONSOLIDATED BALANCE SHEET

At 31 December 2017 (in USD million)	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
ASSETS					
Property, plant, equipment and intangible assets	541	32,956	38,786	(25)	72,258
Equity accounted companies	42,625	21,593	1,311	(62,978)	2,551
Other non-current assets	3,851	346	4,989	(84)	9,102
Non-current receivables from subsidiaries	25,896	(0)	22	(25,918)	0
Total non-current assets	72,914	54,895	45,107	(89,005)	83,911
Current receivables from subsidiaries	2,448	2,615	14,215	(19,278)	0
Other current assets	16,165	923	5,582	(1,240)	21,430
Cash and cash equivalents	3,759	27	603	0	4,390
Total current assets	22,372	3,566	20,400	(20,517)	25,820
Assets classified as held for sale	0	0	1,369	0	1,369
Total assets	95,286	58,460	66,876	(109,523)	111,100
EQUITY AND LIABILITIES					
Total equity	39,861	20,813	42,634	(63,422)	39,885
Non-current liabilities to subsidiaries	19	14,682	11,263	(25,964)	0
Other non-current liabilities	29,070	16,145	7,104	(122)	52,197
Total non-current liabilities	29,090	30,827	18,367	(26,086)	52,198
Other current liabilities	9,242	5,879	4,632	(736)	19,017
Current liabilities to subsidiaries	17,094	941	1,243	(19,278)	0
Total current liabilities	26,335	6,821	5,874	(20,014)	19,017
Total liabilities	55,425	37,648	24,242	(46,100)	71,214
Total equity and liabilities	95,286	58,460	66,876	(109,523)	111,100

CONDENSED CONSOLIDATED BALANCE SHEET

At 31 December 2016 (in USD million)	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
ASSETS					
Property, plant, equipment and intangible assets	576	29,944	38,310	(31)	68,799
Equity accounted companies	40,294	18,089	1,013	(57,151)	2,245
Other non-current assets	3,212	945	3,933	0	8,090
Non-current receivables from subsidiaries	23,644	(0)	26	(23,670)	0
Total non-current assets	67,725	48,979	43,281	(80,852)	79,133
Current receivables from subsidiaries	4,305	2,141	12,879	(19,325)	0
Other current assets	14,716	924	4,769	(639)	19,769
Cash and cash equivalents	4,274	46	770	0	5,090
Total current assets	23,295	3,111	18,418	(19,964)	24,859
Assets classified as held for sale	0	0	537	0	537
Total assets	91,021	52,089	62,236	(100,816)	104,530
EQUITY AND LIABILITIES					
Total equity	35,072	17,974	39,510	(57,457)	35,099
Non-current liabilities to subsidiaries	17	12,848	10,806	(23,670)	0
Other non-current liabilities	33,065	13,812	5,953	(198)	52,633
Total non-current liabilities	33,082	26,660	16,759	(23,868)	52,633
Other current liabilities	7,757	4,419	4,735	(166)	16,744
Current liabilities to subsidiaries	15,109	3,037	1,179	(19,325)	0
Total current liabilities	22,866	7,456	5,913	(19,492)	16,744
Liabilities directly associated with the assets classified as held for sale	0	0	(54)	0	(54)
Total liabilities	55,948	34,116	22,727	(43,359)	69,431
Total equity and liabilities	91,021	52,089	62,236	(100,816)	104,530

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Full year 2017 (in USD million)	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Cash flows provided by (used in) operating activities	(92)	9,506	5,235	(286)	14,363
Cash flows provided by (used in) investing activities	3,658	(9,070)	(4,711)	444	(9,678)
Cash flows provided by (used in) financing activities	(4,459)	(478)	(727)	(158)	(5,822)
Net increase (decrease) in cash and cash equivalents	(892)	(42)	(203)	0	(1,137)
Effect of exchange rate changes on cash and cash equivalents	377	23	36	0	436
Cash and cash equivalents at the beginning of the period (net of overdraft)	4,274	46	770	0	5,090
Cash and cash equivalents at the end of the period (net of overdraft)	3,759	27	603	0	4,390

Full year 2016 (in USD million)	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Cash flows provided by (used in) operating activities	3,330	7,262	1,561	(3,119)	9,034
Cash flows provided by (used in) investing activities	(3,138)	(6,785)	(5,393)	4,869	(10,446)
Cash flows provided by (used in) financing activities	(3,308)	(516)	3,616	(1,750)	(1,959)
Net increase (decrease) in cash and cash equivalents	(3,116)	(39)	(216)	0	(3,371)
Effect of exchange rate changes on cash and cash equivalents	(81)	(2)	(69)	0	(152)
Cash and cash equivalents at the beginning of the period (net of overdraft)	7,471	87	1,056	0	8,613
Cash and cash equivalents at the end of the period (net of overdraft)	4,274	46	770	0	5,090

Full year 2015 (in USD million)	Statoil ASA	Statoil Petroleum AS	Non-guarantor subsidiaries	Consolidation adjustments	The Statoil group
Cash flows provided by (used in) operating activities	2,883	8,348	4,567	(2,170)	13,628
Cash flows provided by (used in) investing activities	(5,694)	(17,219)	(5,630)	14,042	(14,501)
Cash flows provided by (used in) financing activities	1,333	8,986	824	(11,872)	(729)
Net increase (decrease) in cash and cash equivalents	(1,478)	115	(239)	0	(1,602)
Effect of exchange rate changes on cash and cash equivalents	(677)	(106)	(88)	0	(871)
Cash and cash equivalents at the beginning of the period (net of overdraft)	9,625	78	1,382	0	11,085
Cash and cash equivalents at the end of the period (net of overdraft)	7,470	87	1,055	0	8,613

4.2 Supplementary oil and gas information (unaudited)

In accordance with the US Financial Accounting Standards Board Accounting Standards Codification "Extractive Activities - Oil and Gas" (Topic 932), Statoil is reporting certain supplemental disclosures about oil and gas exploration and production operations. While this information is developed with reasonable care and disclosed in good faith, it is emphasised that some of the data is necessarily imprecise and represents only approximate amounts because of the subjective judgement involved in developing such information. Accordingly, this information may not necessarily represent the present financial condition of Statoil or its expected future results.

For further information regarding the reserves estimation requirement, see note 2 Significant accounting policies - Critical accounting judgements and key sources of estimation uncertainty - Proved oil and gas reserves within the Consolidated financial statements.

No new events have occurred since 31 December 2017 that would result in a significant change in the estimated proved reserves or other figures reported as of that date.

The Agbami equity redetermination in Nigeria implies a reduction of 5.17 percentage points in Statoil's equity interest in the field. Statoil has proceeded to the court of appeal to have the arbitration award set aside. Final approval in the licence was pending at year end 2017, hence the negative effect on the proved reserves, which is estimated to be less than 10 million boe, is not yet included.

In Algeria, an agreement has been signed which will amend the In Amenas Production Sharing Contract by five years, from 2022 to 2027. The effect on the proved reserves will be included once the agreement is approved by the authorities and the effect is known. The effect of the farm out of the Leismer oil sands projects was implemented in 2017 resulting in a reduction of the proved reserves in Canada.

Oil and gas reserve quantities
Statoil's oil and gas reserves have been estimated by its qualified professionals in accordance with industry standards under the requirements of the U.S. Securities and Exchange Commission (SEC), Rule 4-10 of Regulation S-X. Statements of reserves are forward-looking statements.

The determination of these reserves is part of an ongoing process subject to continual revision as additional information becomes available. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, identified reserves and contingent resources that may become proved in the future are excluded from the calculations.

Statoil's proved reserves are recognised under various forms of contractual agreements, including production sharing agreements (PSAs) where Statoil's share of reserves can vary due to commodity prices or other factors. Reserves from agreements such as PSAs and buy back agreements are based on the volumes to which Statoil has access (cost oil and profit oil), limited to available market access. At 31 December 2017, 6% of total proved reserves were related to such agreements (11% of total oil, condensate and natural gas liquids (NGL) reserves and 2% of total gas reserves). This compares with 7% and 9% of total proved reserves for 2016 and 2015, respectively. Net entitlement oil and gas production from fields with such agreements was 94 million boe during 2017 (96 million boe for 2016 and 104 million boe for 2015). Statoil participates in such agreements in Algeria, Angola, Azerbaijan, Libya, Nigeria and Russia.

Statoil is recording, as proved reserves, volumes equivalent to our tax liabilities under negotiated fiscal arrangements (PSAs) where the tax is paid on behalf of Statoil. Reserves are net of royalty oil paid in kind and quantities consumed during production.

Rule 4-10 of Regulation S-X requires that the estimation of reserves is based on existing economic conditions, including a 12-month average price determined as an unweighted arithmetic average of the first-of-the month price for each month within the reporting period, unless prices are defined by contractual arrangements. The proved reserves at year end 2017 have been determined based on a Brent blend price equivalent of USD 54.32/bbl, compared to USD 42.82/bbl and USD 54.17/bbl for 2016 and 2015 respectively. The volume weighted average gas price for proved reserves at year end 2017 was USD 4.65 mmBtu. The comparable gas price used to determine gas reserves at year end 2016 and 2015 was USD 4.50 mmBtu and USD 5.76 mmBtu. The volume weighted average NGL price for proved reserves at year end 2017 was USD 32.02/boe. The corresponding NGL price used to determine NGL reserves at year end 2016 and 2015 was USD 24.85/boe and USD 30.56/boe. The increase in commodity prices affects the profitable reserves to be recovered from accumulations, resulting in increased reserves. The positive revisions due to price are in general a result of extended economic cut-off. For fields with a production-sharing type of agreement this is to some degree offset by lower entitlement to the reserves. These changes are all included in the revision category in the tables below, giving a net increase of Statoil's proved reserves at year end.

From the Norwegian continental shelf (NCS), Statoil is responsible for managing, transporting and selling the Norwegian State's oil and gas on behalf of the Norwegian State's direct financial interest (SDFI). These reserves are sold in conjunction with the Statoil reserves. As part of this arrangement, Statoil delivers and sells gas to customers in accordance with various types of sales contracts on behalf of the SDFI. In order to fulfil the commitments, Statoil utilises a field supply schedule which provides the highest possible total value for the joint portfolio of oil and gas between Statoil and the SDFI.

Statoil and the SDFI receive income from the joint natural gas sales portfolio based upon their respective share in the supplied volumes. For sales of the SDFI natural gas, to Statoil and to third parties, the payment to the Norwegian State is based on achieved prices, a net back formula calculated price or market value. All of the Norwegian State's oil and NGL is acquired by Statoil. The price Statoil pays to the SDFI for the crude oil is based on market reflective prices. The prices for NGL are either based on achieved prices, market value or market reflective prices.

The regulations of the owner's instruction, as described above, may be changed or withdrawn by the Statoil ASA's general meeting. Due to this uncertainty and the Norwegian State's estimate of proved reserves not being available to Statoil, it is not possible to determine the total quantities to be purchased by Statoil under the owner's instruction.

Topic 932 requires the presentation of reserves and certain other supplemental oil and gas disclosures by geographic area, defined as country or continent containing 15% or more of total proved reserves. At 31 December 2017 Norway contains 73% and US 16% of the total proved reserves. Accordingly, management has determined that the most meaningful presentation of geographic areas would be Norway, US, and the continents of Eurasia (excluding Norway), Africa, and Americas (excluding US).

The following tables reflect the estimated proved reserves of oil and gas at 31 December 2014 through 2017, and the changes therein.

The reason for the most significant changes to our proved reserves at year end 2017 were:
- Revisions of previously booked reserves, including the effect of improved recovery, increased the proved reserves by 605 million boe in 2017. Many producing fields have significant positive revisions due to better performance, maturing of new wells and improved recovery projects, as well as reduced uncertainty due to further drilling and production experience. The effect of the increased commodity prices, increasing the proved reserves by approximately 200 million boe through extended economic life time on several fields, is also included in this. The largest revisions are seen in Norway, where many of the larger offshore fields continue to decline less than assumed for the proved reserves, and in the US where continued drilling and production from the onshore plays in the Appalachian basin (Marcellus and Utica), Bakken and Eagle Ford have increased the proved reserves
- A total of 441 million boe of new proved reserves are added through extensions and new discoveries booking proved reserves for the first time. New field developments in Norway, such as Johan Castberg, Ærfugl and Bauge, and Peregrino Phase 2 in Brazil, all contribute to this with a total of 260 million boe. Extensions of the proved areas in the US onshore plays contribute with167 million boe. The remaining 14 million boe come from other minor extensions on producing fields where new wells have been drilled in previously unproven areas
- New discoveries with proved reserves booked in 2017 are all expected to start production within a period of five years
- A total of 50 million boe of new proved reserves were purchased in 2017 (the Azeri-Chirag-Gunashli PSA extension and transfer of certain ownership shares in the Appalachian basin from Northwood Energy)
- Sale of 38 million boe of proved reserves from the Leismer oil sands development in Canada which was finalised in 2017
- The 2017 entitlement production was 705 million boe, an increase of 4.7% compared to 2016

Changes to the proved reserves in 2017 are also described in some detail by each geographic area in section 2.8 Operational performance, Proved oil and gas reserves. Development of the proved reserves are described in section 2.8 Operational performance, Development of reserves.

	Consolidated companies						Equity accounted				Total
	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Subtotal	Norway	Eurasia excluding Norway	Americas excluding US	Subtotal	Total
Net proved oil and condensate reserves in million barrels oil equivalent											
At 31 December 2014	886	196	296	279	230	1,887			55	55	1,942
Revisions and improved recovery	71	(68)	57	(6)	(48)	5	-	-	(5)	(5)	0
Extensions and discoveries	437			39	34	511					511
Purchase of reserves-in-place				4		4					4
Sales of reserves-in-place	(4)	(38)		(1)		(43)					(43)
Production	(174)	(13)	(75)	(31)	(27)	(319)			(4)	(4)	(324)
At 31 December 2015	1,216	76	278	285	189	2,045			46	46	2,091
Revisions and improved recovery	111	6	16	7	10	149	-	-	(12)	(12)	137
Extensions and discoveries	29			45	4	78					78
Purchase of reserves-in-place							60	0		60	60
Sales of reserves-in-place	(14)					(14)					(14)
Production	(169)	(12)	(72)	(34)	(26)	(313)	(2)	(0)	(4)	(6)	(320)
At 31 December 2016	1,174	71	221	303	177	1,945	58		30	88	2,033
Revisions and improved recovery	212	2	32	55	54	354	1	0	(28)	(27)	327
Extensions and discoveries	159			31	65	256					256
Purchase of reserves-in-place		34				34					34
Sales of reserves-in-place					(38)	(38)					(38)
Production	(165)	(10)	(68)	(38)	(21)	(302)	(6)	(0)	(2)	(8)	(310)
At 31 December 2017	1,380	97	185	351	237	2,249	53			53	2,302

	Consolidated companies						Equity accounted				Total
	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Subtotal	Norway	Eurasia excluding Norway	Americas excluding US	Subtotal	Total
Net proved NGL reserves in million barrels oil equivalent											
At 31 December 2014	318		15	69		403					403
Revisions and improved recovery	7	-	3	(20)	-	(10)	-	-	-	-	(10)
Extensions and discoveries	11			16		27					27
Purchase of reserves-in-place				4		4					4
Sales of reserves-in-place	(1)			(5)		(5)					(5)
Production	(44)		(3)	(7)		(54)					(54)
At 31 December 2015	291		15	57		364					364
Revisions and improved recovery	37	-	3	6	-	46	-	-	-	-	46
Extensions and discoveries	5			13		18					18
Purchase of reserves-in-place							2			2	2
Sales of reserves-in-place	(0)					(0)					(0)
Production	(46)		(2)	(9)		(58)	(0)			(0)	(58)
At 31 December 2016	287		16	67		370	2			2	372
Revisions and improved recovery	31	-	(2)	6	0	36	(1)	-	-	(1)	35
Extensions and discoveries	8			25		33					33
Purchase of reserves-in-place											
Sales of reserves-in-place											
Production	(48)		(4)	(9)	(0)	(61)					(61)
At 31 December 2017	278		10	90		378	1			1	379

	Consolidated companies						Equity accounted				Total
	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Subtotal	Norway	Eurasia excluding Norway	Americas excluding US	Subtotal	Total
Net proved gas reserves in billion standard cubic feet											
At 31 December 2014	13,694	1,218	299	1,708		16,919					16,919
Revisions and improved recovery	385	(18)	129	(676)	0	(180)	-	-	-	-	(180)
Extensions and discoveries	179			318		497					497
Purchase of reserves-in-place				31		31					31
Sales of reserves-in-place	(10)	(991)		(42)		(1,043)					(1,043)
Production	(1,306)	(16)	(63)	(215)	(0)	(1,600)					(1,600)
At 31 December 2015	12,942	193	366	1,123		14,624					14,624
Revisions and improved recovery	1,160	29	(25)	101	0	1,265	-	-	-	-	1,265
Extensions and discoveries	78			384		462					462
Purchase of reserves-in-place							16	0		16	16
Sales of reserves-in-place	(5)			(65)		(70)					(70)
Production	(1,338)	(34)	(60)	(226)	(0)	(1,659)	(1)	(0)		(2)	(1,661)
At 31 December 2016	12,836	188	280	1,318		14,623	15			15	14,637
Revisions and improved recovery	824	13	102	425	0	1,363	(1)	0	-	(1)	1,363
Extensions and discoveries	198			659		857					857
Purchase of reserves-in-place				90		90					90
Sales of reserves-in-place											
Production	(1,515)	(41)	(72)	(240)	(0)	(1,868)	(4)	(0)		(5)	(1,873)
At 31 December 2017	12,343	159	310	2,252		15,064	9			9	15,073

	Consolidated companies						Equity accounted				Total
	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Subtotal	Norway	Eurasia excluding Norway	Americas excluding US	Subtotal	Total
Net proved reserves in million barrels oil equivalent											
At 31 December 2014	3,644	413	364	653	230	5,304			55	55	5,359
Revisions and improved recovery	146	(72)	83	(146)	(48)	(37)	-	-	(5)	(5)	(42)
Extensions and discoveries	480			112	34	627					627
Purchase of reserves-in-place				13		13					13
Sales of reserves-in-place	(6)	(215)		(13)		(235)					(235)
Production	(450)	(16)	(88)	(76)	(27)	(658)			(4)	(4)	(662)
At 31 December 2015	3,814	111	358	542	189	5,014	-	-	46	46	5,060
Revisions and improved recovery	355	11	14	31	10	421	-	-	(12)	(12)	409
Extensions and discoveries	48			127	4	179					179
Purchase of reserves-in-place							65	0		65	65
Sales of reserves-in-place	(15)			(11)		(27)					(27)
Production	(454)	(18)	(85)	(83)	(26)	(666)	(3)	(0)	(4)	(7)	(673)
At 31 December 2016	3,748	104	287	605	177	4,921	62	-	30	92	5,013
Revisions and improved recovery	390	4	48	137	54	633	0	0	(28)	(28)	605
Extensions and discoveries	202			174	65	441					441
Purchase of reserves-in-place		34		16		50					50
Sales of reserves-in-place					(38)	(38)					(38)
Production	(483)	(17)	(85)	(90)	(21)	(696)	(6)	(0)	(2)	(9)	(705)
At 31 December 2017	3,857	125	250	842	237	5,311	56	-	-	56	5,367

	Consolidated companies						Equity accounted				Total
	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Subtotal	Norway	Eurasia excluding Norway	Americas excluding US	Subtotal	Total
Net proved oil and condensate reserves in million barrels oil equivalent											
At 31 December 2014											
Developed	559	63	243	139	128	1,133	-	-	24	24	1,156
Undeveloped	327	133	52	140	102	754	-	-	32	32	786
At 31 December 2015											
Developed	505	48	248	163	119	1,083		-	21	21	1,104
Undeveloped	711	29	30	122	70	962		-	25	25	987
At 31 December 2016											
Developed	536	43	200	182	121	1,082	7	-	16	23	1,105
Undeveloped	638	28	22	121	55	863	51	-	13	65	928
At 31 December 2017											
Developed	514	55	173	252	118	1,112			-		1,112
Undeveloped	866	42	12	99	119	1,138	53		-	53	1,191
Net proved NGL reserves in million barrels oil equivalent											
At 31 December 2014											
Developed	258		9	42		310	-	-			310
Undeveloped	60		6	27		93	-	-			93
At 31 December 2015											
Developed	235		9	45		290		-			290
Undeveloped	56		6	12		74		-			74
At 31 December 2016											
Developed	213		10	53		276	1	-		1	277
Undeveloped	74		6	14		94	1	-		1	95
At 31 December 2017											
Developed	199		10	68		278		-			278
Undeveloped	78			21		100	1	-		1	101
Net proved gas reserves in billion standard cubic feet											
At 31 December 2014											
Developed	11,227	312	191	946		12,677	-	-			12,677
Undeveloped	2,467	906	108	762		4,242	-	-			4,242
At 31 December 2015											
Developed	10,664	32	206	999		11,901		-			11,901
Undeveloped	2,278	161	160	124		2,723		-			2,723
At 31 December 2016											
Developed	9,219	188	171	1,002		10,580	4	-		4	10,584
Undeveloped	3,617		110	316		4,043	11	-		11	4,054
At 31 December 2017											
Developed	8,852	159	273	1,675		10,958		-			10,958
Undeveloped	3,492		37	577		4,106	9	-		9	4,115
Net proved oil, condensate, NGL and gas reserves in million barrels oil equivalent											
At 31 December 2014											
Developed	2,818	119	287	350	128	3,701	-	-	24	24	3,725
Undeveloped	826	295	78	303	102	1,603	-	-	32	32	1,635
At 31 December 2015											
Developed	2,641	53	294	386	119	3,494		-	21	21	3,515
Undeveloped	1,173	57	64	156	70	1,521		-	25	25	1,546
At 31 December 2016											
Developed	2,392	76	240	414	121	3,244	8	-	16	24	3,268
Undeveloped	1,357	28	47	191	55	1,678	54	-	13	68	1,746
At 31 December 2017											
Developed	2,290	83	231	619	118	3,342		-			3,342
Undeveloped	1,567	42	19	223	119	1,969	56	-		56	2,025

The conversion rates used are 1 standard cubic meter = 35.3 standard cubic feet, 1 standard cubic meter oil equivalent = 6.29 barrels of oil equivalent (boe) and 1,000 standard cubic meter gas = 1 standard cubic meter oil equivalent.

Capitalised cost related to oil and gas producing activities

Consolidated companies

(in USD million)	2017	2016	At 31 December 2015
Unproved properties	12,627	13,563	13,341
Proved properties, wells, plants and other equipment	173,954	159,284	150,653
Total capitalised cost	186,581	172,847	163,994
Accumulated depreciation, impairment and amortisation	(120,170)	(109,160)	(99,118)
Net capitalised cost	66,411	63,687	64,876

Net capitalised cost related to equity accounted investments as of 31 December 2017 was USD 1,351 million, USD 2,000 million in 2016 and USD 1,000 million in 2015. The decrease is mainly caused by the reclassification of the 9,67% ownership share in the heavy oil project Petrocedeño in Venezuela from an equity accounted investment to a non-current financial investment as of 30 June 2017. The reported figures are based on capitalised costs within the upstream segments in Statoil, in line with the description below for result of operations for oil and gas producing activities.

Expenditures incurred in oil and gas property acquisition, exploration and development activities

These expenditures include both amounts capitalised and expensed.

Consolidated companies

(in USD million)	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Total
Full year 2017						
Exploration expenditures	472	223	77	199	264	1,235
Development costs	4,565	599	417	2,146	376	8,102
Acquired proved properties	0	333	0	32	0	365
Acquired unproved properties	1	13	0	122	726	862
Total	5,038	1,168	494	2,499	1,366	10,564
Full year 2016						
Exploration expenditures	495	155	197	202	388	1,437
Development costs	5,245	661	780	1,705	413	8,804
Acquired proved properties	6	0	0	3	0	9
Acquired unproved properties	57	58	0	9	2,353	2,477
Total	5,803	874	977	1,919	3,154	12,727
Full year 2015						
Exploration expenditures	796	213	381	808	661	2,859
Development costs	5,863	1,420	1,315	3,069	531	12,198
Acquired proved properties	0	0	0	79	0	79
Acquired unproved properties	6	77	88	379	(4)	546
Total	6,665	1,710	1,784	4,335	1,188	15,682

Expenditures incurred in development activities related to equity accounted investments was USD 19 million in 2017, USD 1,370 million in 2016 and USD 46 million in 2015.

Results of operation for oil and gas producing activities

As required by Topic 932, the revenues and expenses included in the following table reflect only those relating to the oil and gas producing operations of Statoil.

The result of operations for oil and gas producing activities contains the two upstream reporting segments Exploration & Production Norway (E&P Norway) and Exploration & Production International (E&P International) as presented in note 3 Segments within the Consolidated financial statements. Production cost is based on operating expenses related to production of oil and gas. From the operating expenses certain expenses such as; transportation costs, accruals for over/underlift position, royalty payments and diluent costs are excluded. These expenses and mainly upstream business administration are included as other expenses in the tables below. Other revenues mainly consist of gains and losses from sales of oil and gas interests and gains and losses from commodity based derivatives within the upstream segments.

Income tax expense is calculated on the basis of statutory tax rates adjusted for uplift and tax credits. No deductions are made for interest or other elements not included in the table below.

Consolidated companies

(in USD million)	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Total
Full year 2017						
Sales	47	236	1,373	217	0	1,873
Transfers	17,578	518	3,345	2,375	944	24,759
Other revenues	(62)	53	3	186	(15)	164
Total revenues	17,563	806	4,721	2,778	928	26,796
Exploration expenses	(379)	(236)	(143)	25	(327)	(1,059)
Production costs	(2,213)	(157)	(523)	(457)	(259)	(3,610)
Depreciation, amortisation and net impairment losses	(3,874)	(426)	(1,910)	(1,664)	(423)	(8,297)
Other expenses	(742)	(123)	(18)	(680)	(594)	(2,156)
Total costs	(7,207)	(941)	(2,595)	(2,776)	(1,603)	(15,122)
Results of operations before tax	10,356	(135)	2,126	3	(675)	11,674
Tax expense	(7,479)	179	(741)	1	(15)	(8,056)
Results of operations	2,877	44	1,385	3	(690)	3,619
Net income/(loss) from equity accounted investments	129	13	0	10	0	151

Consolidated companies

(in USD million)	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Total
Full year 2016						
Sales	57	161	305	241	(15)	749
Transfers	12,962	494	2,803	1,580	886	18,725
Other revenues	136	30	6	259	7	438
Total revenues	13,155	685	3,114	2,080	878	19,912
Exploration expenses	(383)	(274)	(284)	(1,209)	(803)	(2,952)
Production costs	(2,129)	(148)	(629)	(330)	(333)	(3,569)
Depreciation, amortisation and net impairment losses	(5,698)	(130)	(2,181)	(2,354)	(845)	(11,208)
Other expenses	(417)	(81)	(89)	(906)	(415)	(1,908)
Total costs	(8,627)	(633)	(3,183)	(4,799)	(2,395)	(19,637)
Results of operations before tax	4,528	52	(69)	(2,719)	(1,517)	275
Tax expense	(2,760)	272	(123)	0	(26)	(2,636)
Results of operations	1,768	324	(192)	(2,719)	(1,543)	(2,361)
Net income/(loss) from equity accounted investments	(78)	(86)	0	11	(25)	(178)

Consolidated companies

(in USD million)	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Total
Full year 2015						
Sales	50	257	(41)	204	(5)	464
Transfers	17,429	480	3,454	1,532	1,232	24,127
Other revenues	(143)	1,169	3	3	5	1,036
Total revenues	17,336	1,906	3,416	1,738	1,231	25,627
Exploration expenses	(576)	(190)	(630)	(2,114)	(362)	(3,872)
Production costs	(2,629)	(160)	(671)	(450)	(345)	(4,254)
Depreciation, amortisation and net impairment losses	(6,379)	(799)	(2,487)	(6,236)	(710)	(16,611)
Other expenses	(594)	(165)	(237)	(788)	(587)	(2,370)
Total costs	(10,178)	(1,314)	(4,025)	(9,587)	(2,003)	(27,107)
Results of operations before tax	7,157	593	(609)	(7,850)	(772)	(1,481)
Tax expense	(4,824)	238	(717)	(0)	(21)	(5,324)
Results of operations	2,333	831	(1,326)	(7,850)	(793)	(6,805)
Net income/(loss) from equity accounted investments	3	32	0	0	(123)	(88)

Average production cost in USD per boe based on entitlement volumes (consolidated)	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Total
2017	5	9	6	5	12	5
2016	5	8	7	4	13	5
2015	6	10	8	6	13	6

Production cost per boe is calculated as the production costs in the result of operations table, divided by the produced entitlement volumes (mboe) for the corresponding period.

Standardised measure of discounted future net cash flows relating to proved oil and gas reserves
The table below shows the standardised measure of future net cash flows relating to proved reserves. The analysis is computed in accordance with Topic 932, by applying average market prices as defined by the SEC, year end costs, year end statutory tax rates and a discount factor of 10% to year end quantities of net proved reserves. The standardised measure of discounted future net cash flows is a forward-looking statement.

Future price changes are limited to those provided by existing contractual arrangements at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Pre-tax future net cash flow is net of decommissioning and removal costs. Estimated future income taxes are calculated by applying the appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pretax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using a discount rate of 10% per year. Discounting requires a year-by-year estimate of when future expenditures will be incurred and when reserves will be produced. The standardised measure of discounted future net cash flows prescribed under Topic 932 requires assumptions as to the timing and amount of future development and production costs and income from the production of proved reserves. The information does not represent management's estimate or Statoil's expected future cash flows or the value of its proved reserves and therefore should not be relied upon as an indication of Statoil's future cash flow or value of its proved reserves.

(in USD million)	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Total
At 31 December 2017						
Consolidated companies						
Future net cash inflows	150,953	6,144	11,504	24,085	10,301	202,987
Future development costs	(15,642)	(1,992)	(594)	(2,020)	(2,499)	(22,747)
Future production costs	(49,229)	(2,792)	(5,240)	(10,342)	(6,564)	(74,167)
Future income tax expenses	(58,774)	(288)	(1,456)	(3,962)	(333)	(64,813)
Future net cash flows	27,307	1,072	4,215	7,761	904	41,259
10% annual discount for estimated timing of cash flows	(10,152)	(315)	(874)	(2,925)	(331)	(14,596)
Standardised measure of discounted future net cash flows	17,155	757	3,341	4,836	573	26,663
Equity accounted investments						
Standardised measure of discounted future net cash flows	333	-	-	-	-	333
Total standardised measure of discounted future net cash flows including equity accounted investments	17,488	757	3,341	4,836	573	26,995

+

(in USD million)	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Total
At 31 December 2016						
Consolidated companies						
Future net cash inflows	120,355	4,032	10,644	14,452	5,582	155,065
Future development costs	(14,572)	(927)	(733)	(2,574)	(985)	(19,791)
Future production costs	(45,357)	(2,101)	(4,909)	(7,837)	(3,864)	(64,069)
Future income tax expenses	(36,268)	(127)	(1,492)	(1,287)	(68)	(39,243)
Future net cash flows	24,158	876	3,510	2,754	664	31,962
10% annual discount for estimated timing of cash flows	(8,729)	(241)	(646)	(1,019)	(236)	(10,870)
Standardised measure of discounted future net cash flows	15,429	635	2,864	1,735	429	21,092
Equity accounted investments						
Standardised measure of discounted future net cash flows	279	-	-	-	127	406
Total standardised measure of discounted future net cash flows including equity accounted investments	15,708	635	2,864	1,735	555	21,498

+

(in USD million)	Norway	Eurasia excluding Norway	Africa	US	Americas excluding US	Total
At 31 December 2015						
Consolidated companies						
Future net cash inflows	160,277	5,455	17,073	15,542	8,053	206,399
Future development costs	(19,409)	(1,345)	(1,330)	(3,362)	(1,796)	(27,242)
Future production costs	(54,911)	(2,765)	(6,832)	(7,844)	(4,919)	(77,271)
Future income tax expenses	(56,680)	(118)	(3,149)	(632)	(167)	(60,747)
Future net cash flows	29,276	1,226	5,762	3,704	1,171	41,139
10% annual discount for estimated timing of cash flows	(12,011)	(406)	(1,386)	(1,688)	(281)	(15,773)
Standardised measure of discounted future net cash flows	17,264	820	4,375	2,016	890	25,366
Equity accounted investments						
Standardised measure of discounted future net cash flows	-	-	-	-	140	140
Total standardised measure of discounted future net cash flows including equity accounted investments	17,264	820	4,375	2,016	1,030	25,506

Changes in the standardised measure of discounted future net cash flows from proved reserves

(in USD million)	2017	2016	2015
Consolidated companies			
Standardised measure at beginning of year	21,092	25,366	46,270
Net change in sales and transfer prices and in production (lifting) costs related to future production	22,640	(21,148)	(71,817)
Changes in estimated future development costs	(5,572)	(16)	6,739
Sales and transfers of oil and gas produced during the period, net of production cost	(22,446)	(16,824)	(20,803)
Net change due to extensions, discoveries, and improved recovery	3,836	1,099	3,745
Net change due to purchases and sales of minerals in place	(167)	(566)	(1,026)
Net change due to revisions in quantity estimates	10,798	8,163	7,491
Previously estimated development costs incurred during the period	7,597	7,998	10,474
Accretion of discount	4,415	5,949	11,335
Net change in income taxes	(15,530)	11,070	32,958
Total change in the standardised measure during the year	5,571	(4,274)	(20,904)
Standardised measure at end of year	26,663	21,092	25,366
Equity accounted investments			
Standardised measure at end of year	333	406	140
Standardised measure at end of year including equity accounted investments	26,995	21,498	25,506

In the table above, each line item presents the sources of changes in the standardised measure value on a discounted basis, with the accretion of discount line item reflecting the increase in the net discounted value of the proved oil and gas reserves due to the fact that the future cash flows are now one year closer in time.

The standardised measure at the beginning of the year represents the discounted net present value after deductions of both future development costs, production costs and taxes. The 'Net change in sales and transfer prices and in production (lifting) costs related to future production' is, on the other hand, related to the future net cash flows at 31 December 2016. The proved reserves at 31 December 2016 were multiplied by the actual change in price, and change in unit of production costs, to arrive at the net effect of changes in price and production costs. Development costs and taxes are reflected in the line items 'Change in estimated future development costs' and 'Net change in income taxes' and are not included in the 'Net change in sales and transfer prices and in production (lifting) costs related to future production'.

4.3 Parent company financial statements

STATEMENT OF INCOME STATOIL ASA

(in USD million)	Note	Full year 2017	2016
Revenues	3	39,748	31,554
Net income/(loss) from subsidiaries and other equity accounted companies	10	5,051	(2,726)
Other income	10	2	26
Total revenues and other income		44,801	28,854
Purchases [net of inventory variation]		(37,201)	(29,463)
Operating expenses		(1,971)	(1,913)
Selling, general and administrative expenses		(239)	(216)
Depreciation, amortisation and net impairment losses	9	(88)	(97)
Exploration expenses		(71)	(95)
Net operating income/(loss)		5,231	(2,930)
Net financial items	7	312	728
Income/(loss) before tax		5,543	(2,202)
Income tax	8	(229)	(407)
Net income/(loss)		5,314	(2,608)

STATEMENT OF COMPREHENSIVE INCOME

(in USD million)	Note	Full year 2017	2016
Net income/(loss)		5,314	(2,608)
Actuarial gains (losses) on defined benefit pension plans	17	172	(503)
Income tax effect on income and expense recognised in OCI[1]		(38)	129
Items that will not be reclassified to the Statement of income		134	(374)
Currency translation adjustments		978	(304)
Net gains/(losses) from available for sale financial assets		(64)	0
Share of OCI from equity accounted investments		(40)	0
Items that may subsequently be reclassified to the Statement of income		874	(304)
Other comprehensive income/(loss)		1,009	(677)
Total comprehensive income/(loss)		6,323	(3,286)
Attributable to the equity holders of the company		6,323	(3,286)

1) OCI = Other Comprehensive Income

BALANCE SHEET STATOIL ASA

(in USD million)	Note	At 31 December 2017	2016
ASSETS			
Property, plant and equipment	9	541	571
Intangible assets		0	5
Investments in subsidiaries and other equity accounted companies	10	42,683	39,886
Deferred tax assets	8	711	846
Pension assets	17	1,236	787
Derivative financial instruments	2	1,387	994
Prepayments and financial receivables		516	585
Receivables from subsidiaries and other equity accounted companies	11	25,896	23,644
Total non-current assets		72,972	67,318
Inventories	12	2,417	2,150
Trade and other receivables	13	5,939	4,760
Receivables from subsidiaries and other equity accounted companies	11	2,448	4,305
Derivative financial instruments	2	115	413
Financial investments	11	7,694	7,393
Cash and cash equivalents	14	3,759	4,274
Total current assets		22,372	23,295
Total assets		95,344	90,613

BALANCE SHEET STATOIL ASA

(in USD million)	Note	At 31 December 2017	2016
EQUITY AND LIABILITIES			
Share capital		1,180	1,156
Additional paid-in capital		4,696	3,363
Reserves for valuation variances		5,445	631
Reserves for unrealised gains		748	779
Retained earnings		26,719	28,130
Total equity	15	38,788	34,059
Finance debt	16	24,059	27,883
Liabilities to subsidiaries and other equity accounted companies		19	17
Pension liabilities	17	3,888	3,366
Provisions	18	224	289
Derivative financial instruments	2	900	1,420
Total non-current liabilities		29,090	32,974
Trade, other payables and provisions	19	4,118	2,893
Current tax payable	8	46	(0)
Finance debt	16	3,968	3,661
Dividends payable	15	1,494	1,426
Liabilities to subsidiaries and other equity accounted companies	11	17,459	15,109
Derivative financial instruments	2	380	491
Total current liabilities		27,467	23,580
Total liabilities		56,557	56,554
Total equity and liabilities		95,344	90,613

STATEMENT OF CASH FLOWS STATOIL ASA

(in USD million)	Note	Full year 2017	2016
Income/(loss) before tax		5,543	(2,202)
Depreciation, amortisation and net impairment losses	9	88	97
(Gains) losses on foreign currency transactions and balances		(619)	(471)
(Gains) losses on sales of assets and businesses		13	(1)
(Increase) decrease in other items related to operating activities		(4,289)	5,932
(Increase) decrease in net derivative financial instruments	2	(395)	417
Interest received		1,003	865
Interest paid		(1,196)	(964)
Cash flows provided by operating activities before taxes paid and working capital items		148	3,674
Taxes paid		(24)	5
(Increase) decrease in working capital		(216)	(976)
Cash flows provided by (used in) operating activities		(92)	2,703
Capital expenditures and investments	9	(1,312)	(1,513)
(Increase) decrease in financial investments		485	987
(Increase) decrease in other items interest bearing		170	(11,785)
Proceeds from sale of assets and businesses and capital contribution received		4,315	9,800
Cash flows provided by (used in) investing activities		3,658	(2,511)
New finance debt		0	1,322
Repayment of finance debt		(4,769)	(1,065)
Dividend paid	15	(1,491)	(1,876)
Net current finance debt and other		343	(268)
Increase (decrease) in financial receivables and payables to/from subsidiaries		1,458	(1,422)
Cash flows provided by (used in) financing activities		(4,459)	(3,308)
Net increase (decrease) in cash and cash equivalents		(892)	(3,116)
Effect of exchange rate changes on cash and cash equivalents		377	(81)
Cash and cash equivalents at the beginning of the period	14	4,274	7,471
Cash and cash equivalents at the end of the period	14	3,759	4,274

Notes to the Financial statements Statoil ASA

1 Significant accounting policies and basis of presentation

Statoil ASA is the parent company of the Statoil Group (Statoil), consisting of Statoil ASA and its subsidiaries. Statoil ASA's main activities includes shareholding in group companies, group management, corporate functions and group financing. Statoil ASA also carries out activities related to external sales of oil and gas products, purchased externally or from group companies, including related refinery and transportation activities. Reference is made to disclosure note 1 Organisation and basis of presentation in Statoil's Consolidated financial statements.

The financial statements of Statoil ASA ("the company") are prepared in accordance with simplified IFRS pursuant to the Norwegian Accounting Act §3-9 and regulations regarding simplified application of IFRS issued by the Norwegian Ministry of Finance on 3 November 2014. The presentation currency of Statoil ASA is US dollar (USD), consistent with the presentation currency for the group financial statements and with the company's functional currency.

These parent company financial statements should be read in connection with the Consolidated financial statements of Statoil, published together with these financial statements. With the exceptions described below, Statoil ASA applies the accounting policies of the group, as described in Statoil's disclosure note 2 Significant Accounting Policies, and reference is made to the Statoil note for further details. Insofar that the company applies policies that are not described in the Statoil note due to group level materiality considerations, such policies are included below if necessary for a sufficient understanding of Statoil ASA's accounts.

Subsidiaries, associated companies and joint ventures
Shareholdings and interests in subsidiaries, associated companies (companies in which the company does not have control, or joint control, but has the ability to exercise significant influence over operating and financial policies, generally when the ownership share is between 20% and 50%) and joint ventures are accounted for using the equity method. The company applies the equity method on the basis of the respective entities' financial reporting prepared in compliance with the Statoil group's IFRS accounting principles. Reserves for valuation variances included within the company's equity are established based on the sum of contributions from each individual equity accounted investment, with the limitation that the net amount cannot be negative. Goodwill included in the balance sheets of subsidiaries and associated companies is tested for impairment as part of the related investment in the subsidiary or associated company. Any related impairment expense is included in the company's statement of income under Net income/(loss) from subsidiaries and other equity accounted companies.

Expenses related to the Statoil group as operator of joint operations and similar arrangements (licences)
Indirect operating expenses incurred by the company, such as personnel expenses, are accumulated in cost pools. Such expenses are allocated in part on an hours incurred cost basis to Statoil Petroleum AS, to other group companies and to licences where Statoil Petroleum AS or other group companies are operators. Costs allocated in this manner reduce the expenses in the company's statement of income.

Asset transfers between the company and its subsidiaries
Transfers of assets and liabilities between the company and the entities that it directly or indirectly controls are accounted for at the carrying amounts (continuity) of the assets and liabilities transferred, when the transfer is part of a reorganisation within the Statoil group.

Dividends payable and group contributions
Dividends are reflected as Dividends payable within current liabilities. Group contributions for the year to other entities within Statoil's Norwegian tax group are reflected in the balance sheet as current liabilities within Liabilities to group companies. Under simplified IFRS the presentation of dividends payable and payable group contributions differs from the presentation under IFRS, as it also includes dividends and group contributions payable which at the date of the balance sheet is subject to a future general assembly approval before distribution.

Reserves for unrealised gains
Reserves for unrealised gains included within the Company's equity consists of accumulated unrealised gains on non-exchange traded financial instruments and the fair value of embedded derivatives, with the limitation that the net amount cannot be negative.

2 Financial risk management and measurement of financial instruments

General information relevant to financial risks

Statoil ASA's activities expose the company to market risk, liquidity risk and credit risk, and the management of such risks do not substantially differ from the Group's. See note 5 Financial risk management in the Consolidated financial statements.

Measurement of financial instruments by categories

The following tables present Statoil ASA's classes of financial instruments and their carrying amounts by the categories as they are defined in IAS 39 Financial Instruments: Recognition and Measurement. All financial instruments' carrying amounts are measured at fair value or their carrying amounts reasonably approximate fair value except non-current financial liabilities. See note 18 Finance debt for fair value information of non-current bonds, bank loans and finance lease liabilities and note 25 Financial instruments fair value measurement and sensitivity analysis of market risk in the Consolidated financial statements where fair value measurement is explained in detail.

See note 2 Significant accounting policies in the Consolidated financial statements for further information regarding measurement of fair values.

(in USD million)	Note	Loans and receivables	Fair value through profit or loss Held for trading	Non-financial assets	Total carrying amount
At 31 December 2017					
Assets					
Non-current derivative financial instruments		-	1,387	-	1,387
Prepayments and financial receivables		457	-	60	516
Receivables from subsidiaries and other equity accounted companies	11	25,725	-	171	25,896
Trade and other receivables	13	5,813	-	126	5,939
Receivables from subsidiaries and other equity accounted companies	11	2,448	-	-	2,448
Current derivative financial instruments		-	115	-	115
Current financial investments	11	4,045	3,649	-	7,694
Cash and cash equivalents	14	2,301	1,458	-	3,759
Total		40,788	6,609	357	47,754

(in USD million)	Note	Loans and receivables	Fair value through profit or loss Held for trading	Non-financial assets	Total carrying amount
At 31 December 2016					
Assets					
Non-current derivative financial instruments		-	994	-	994
Prepayments and financial receivables		384	-	201	585
Receivables from subsidiaries and other equity accounted companies	11	23,644	-	-	23,644
Trade and other receivables	13	4,614	-	146	4,760
Receivables from subsidiaries and other equity accounted companies	11	4,305	-	-	4,305
Current derivative financial instruments		-	413	-	413
Current financial investments	11	3,217	4,176	-	7,393
Cash and cash equivalents	14	1,989	2,285	-	4,274
Total		38,153	7,868	347	46,368

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
At 31 December 2017					
Liabilities					
Non-current finance debt	16	24,059	-	-	24,059
Liabilities to subsidiaries and other equity accounted companies		19	-	-	19
Non-current derivative financial instruments		-	900	-	900
Trade and other payables	19	4,016	-	103	4,118
Current finance debt	16	3,968	-	-	3,968
Dividend payable		1,494	-	-	1,494
Liabilities to subsidiaries and other equity accounted companies	11	17,459	-	-	17,459
Current derivative financial instruments		-	380	-	380
Total		51,017	1,279	103	52,399

(in USD million)	Note	Amortised cost	Fair value through profit or loss	Non-financial liabilities	Total carrying amount
At 31 December 2016					
Liabilities					
Non-current finance debt	16	27,883	-	-	27,883
Liabilities to subsidiaries and other equity accounted companies		17	-	-	17
Non-current derivative financial instruments		-	1,420	-	1,420
Trade and other payables	19	2,790	-	103	2,893
Current finance debt	16	3,661	-	-	3,661
Dividend payable		1,426	-	-	1,426
Liabilities to subsidiaries and other equity accounted companies	11	15,109	-	-	15,109
Current derivative financial instruments		-	491	-	491
Total		50,886	1,911	103	52,900

Financial instruments from tables above which are recognised in the balance sheet at a net fair value of USD 5,330 million in 2017 and USD 5,957 million in 2016, are mainly determined by Level 2 category in the Fair Value hierarchy.

The following table contains the estimated fair values of Statoil ASA's derivative financial instruments split by type.

(in USD million)	Fair value of assets	Fair value of liabilities	Net fair value
At 31 December 2017			
Foreign currency instruments	54	(73)	(19)
Interest rate instruments	1,327	(900)	427
Crude oil and refined products	38	(30)	8
Natural gas and electricity	84	(277)	(193)
Total	1,502	(1,279)	223
At 31 December 2016			
Foreign currency instruments	365	(28)	337
Interest rate instruments	987	(1,417)	(430)
Crude oil and refined products	13	(39)	(26)
Natural gas and electricity	41	(426)	(385)
Total	1,407	(1,911)	(504)

Sensitivity analysis of market risk

Commodity price risk
Statoil ASA's assets and liabilities resulting from commodity based derivatives contracts consist of both exchange traded and non-exchange traded instruments mainly in crude oil and refined products.

Price risk sensitivities at the end of 2017 at 20%, and at the end of 2016 at 30%, are assumed to represent a reasonably likely change based on the duration of the derivatives.

	2017		2016	
(in USD million)	- 20% sensitivity	20% sensitivity	- 30% sensitivity	30% sensitivity
At 31 December				
Crude oil and refined products net gains (losses)	494	(480)	650	(644)
Natural gas and electricity net gains (losses)	77	(77)	57	(57)

Currency risk

The estimated gains and the estimated losses following from a change in the foreign exchange rates would impact the company's statement of income.

Currency risk sensitivity for Statoil ASA mainly differ from currency risk sensitivity in Group due to interesting bearing receivables from subsidiaries. For more detailed information about these receivables see note 11 Financial assets and liabilities.

(in USD million)	2017		2016	
	-8% sensitivity	8% sensitivity	- 12% sensitivity	12% sensitivity
At 31 December				
NOK net gains (losses)	(1,264)	1,264	(1,691)	1,691

Interest rate risk

The estimated gains following from a decrease in the interest rates and the estimated losses following from an interest rate increase would impact the company's statement of income.

(in USD million)	2017		2016	
	- 0.6 percentage points sensitivity	0.6 percentage points sensitivity	- 0.8 percentage points sensitivity	0.8 percentage points sensitivity
At 31 December				
Interest rate net gains (losses)	620	(620)	817	(817)

3 Revenues

(in USD million)	Full year	
	2017	2016
Revenues third party	35,083	28,333
Intercompany revenues	4,665	3,221
Revenues	39,748	31,554

4 Remuneration

Statoil ASA remuneration in 2017

(in USD million, except average number of employees)	Full year 2017	2016
Salaries[1]	2,198	2,163
Pension cost	439	631
Social security tax	318	336
Other compensations	253	240
Total	3,208	3,370
Average number of employees[2]	18,100	18,800

1) Salaries include bonuses, severance packages and expatriate costs in addition to base pay.
2) Part time employees amount to 3% for 2017 and 2016 respectively.

Total payroll expenses are accumulated in cost-pools and charged to partners of Statoil operated licences and group companies on an hours incurred basis. For further information see note 22 Related parties.

Compensation to and share ownership of the corporate assembly, the board of directors (BoD) and the corporate executive committee (CEC)
Compensation to the corporate assembly was USD 129,552 and the total share ownership of the members of the corporate assembly was 30,839 shares. Remuneration to members of the BoD and the CEC during the year and share ownership at the end of the year were as follows:

Members of the board (figures in USD thousand except number of shares)	Total remuneration	Share ownership as of 31 December 2017
Jon Erik Reinhardsen (chair of the board)[1]	37	2,558
Øystein Løseth (chair of the board)[2]	52	n.a.
Roy Franklin (deputy chair of the board)[3]	118	-
Wenche Agerup	67	2,650
Bjørn Tore Godal	67	-
Rebekka Glasser Herlofsen	63	-
Maria Johanna Oudeman	89	-
Jeroen van der Veer	88	-
Per Martin Labråthen[4]	33	1,343
Lill-Heidi Bakkerud[5]	25	n.a.
Stig Lægreid	57	1,975
Ingrid Elisabeth di Valerio	63	4,471
Total	760	12,997

1) Chair from September 1, 2017
2) Chair until June 30, 2017 (resigned)
3) Chair between July 1 and August 31, 2017
4) Member from June 8, 2017
5) Member until June 7, 2017 (resigned)

| Members of the corporate executive committee (figures in USD thousand, except no. of shares)[1, 2] | Fixed remuneration | | | | | | Non-taxable benefits in kind | Estimated pension cost[7] | Estimated present value of pension obligation[8] | 2016 Taxable compensation[9] | Share ownership at 31 December 2017 |
	Fixed pay[3]	Cash allowance[4]	LTI[5]	Annual variable pay[6]	Taxable benefits	2017 Taxable compensation					
Eldar Sætre[10]	1,045	0	149	570	48	1,812	0	0	14,489	1,356	56,896
Margareth Øvrum	494	0	54	253	36	837	24	0	6,912	631	56,125
Timothy Dodson	466	0	52	140	31	689	46	152	4,977	573	34,425
Irene Rummelhoff	381	62	38	154	22	657	0	29	1,404	511	25,081
Jens Økland	396	65	41	145	20	667	0	24	1,067	509	17,207
Arne Sigve Nylund	429	0	50	218	23	720	0	120	4,314	546	13,354
Lars Christian Bacher	447	0	46	193	24	710	58	128	2,733	567	23,309
Hans Jakob Hegge	398	66	44	170	25	703	0	25	1,493	561	32,104
Jannicke Nilsson	401	63	42	147	25	678	24	36	1,315	40	38,491
Torgrim Reitan[11]	696	0	50	169	143	1,058	0	121	2,712	884	36,235
John Knight[12]	1,643	0	0	0	181	1,824	0	0	0	1,810	109,901

1) All figures in the table are presented in USD based on average currency rates (2017: USD/NOK = 8.2630, USD/GBP = 1.2882. 2016: USD/NOK = 8.3987, USD/GBP = 1.3538). The figures are presented on accrual basis.
2) All CEC members receive their remuneration in NOK except John Knight who receives the remuneration in GBP.
3) Fixed pay consists of base salary, fixed remuneration element, holiday allowance and other administrative benefits.
4) Cash allowance in lieu of pension accrual above 12 G (G is the base amount in the national insurance scheme).
5) The long-term incentive (LTI) element implies an obligation to invest the net amount in Statoil shares, including a lock-in period. The LTI element is presented the year it is granted for the members of the corporate executive committee employed by Statoil ASA.
6) Annual variable pay includes holiday allowance for corporate executive committee (CEC) members resident in Norway.
7) Estimated pension cost is calculated based on actuarial assumptions and pensionable salary (mainly base salary) at 31 December 2016 and is recognised as pension cost in the statement of income for 2017.
8) Eldar Sætre, Arne Sigve Nylund, Margareth Øvrum and Timothy Dodson are maintained in the closed Defined Benefit Scheme, whereas the remaining members of corporate executive committee employed by Statoil ASA, is covered by the Defined Contribution Pension Scheme.
9) Includes 2016 CEC members who are also CEC members in 2017.
10) Estimated present value of pension obligation for Eldar Sætre is based on retirement at the age of 67. Eldar Sætre has the right to retire at an earlier stage.
11) Terms and conditions for Torgrim Reitan also include compensation according to Statoil's international assignment terms.
12) John Knight's fixed pay includes a fixed remuneration element of USD 143,000 that replaces his defined contribution pension plan and a fixed remuneration element of USD 689,000 replacing his variable pay arrangements.

There are no loans from the company to members of the corporate executive committee.

Remuneration policy and concept
The main elements of Statoil's executive remuneration are described in chapter 3 Governance, section 3.12 Remuneration to the corporate executive committee in this report. Reference is made to the section on Declaration on remuneration and other employment terms for Statoil's Corporate Executive committee for a detailed description of the remuneration and remuneration policy for executive management applicable for the years 2017 and 2018.

5 Share-based compensation

Statoil's share saving plan provides employees with the opportunity to purchase Statoil shares through monthly salary deductions. If the shares are kept for two full calendar years of continued employment, following the year of purchase, the employees will be allocated one bonus share for each one they have purchased.

Estimated compensation expense including the contribution by Statoil ASA for purchased shares, amounts vested for bonus shares granted and related social security tax was USD 55 million in 2017 and USD 54 million in 2016. For the 2018 programme (granted in 2017) the estimated compensation expense is USD 65 million. At 31 December 2017 the amount of compensation cost yet to be expensed throughout the vesting period is USD 128 million.

6 Auditor's remuneration

	Full year	
(in USD million, excluding VAT)	2017	2016
Audit fee	1.4	1.3
Audit related fee	0.4	0.3
Total	1.8	1.7

There are no fees incurred related to other services or to tax services.

7 Financial items

	Full year	
(in USD million)	2017	2016
Foreign exchange gains (losses) derivative financial instruments	(920)	353
Other foreign exchange gains (losses)	1,538	(59)
Net foreign exchange gains (losses)	618	294
Interest income from group companies	798	682
Interest income current financial assets and other financial items	227	298
Interest income and other financial items	1,025	981
Gains (losses) derivative financial instruments	(61)	470
Interest expense to group companies	(142)	(163)
Interest expense non-current finance debt	(1,023)	(850)
Interest expense current financial liabilities and other finance expense	(104)	(3)
Interest and other finance expenses	(1,269)	(1,016)
Net financial items	312	728

Statoil's main financial items relate to assets and liabilities categorised in the held for trading category and the amortised cost category. For more information about financial instruments by category see note 25 Financial instruments: fair value measurement and sensitivity analysis of market risk in the Consolidated financial statements.

The line item interest expense non-current finance debt primarily includes interest expenses of USD 1,103 million and USD 1,039 million for 2017 and 2016, respectively, from the financial liabilities at amortised cost category. This was partially offset by net interest income on related derivatives from the held for trading category, USD 80 million and USD 188 million for 2017 and 2016, respectively.

The line item gains (losses) derivative financial instruments primarily includes fair value loss from the held for trading category of USD 77 million and a gain of USD 454 million for 2017 and 2016, respectively.

Foreign exchange gains (losses) derivative financial instruments include fair value changes of currency derivatives related to liquidity and currency risk. The line item foreign exchange gains (losses) includes a net foreign exchange gain of USD 447 million and a loss of USD 289 million from the held for trading category for 2017 and 2016, respectively.

8 Income taxes

Income tax

(in USD million)	Full year 2017	2016
Current taxes	(134)	92
Change in deferred tax	(95)	(499)
Income tax	(229)	(407)

Reconciliation of Norwegian statutory tax rate to effective tax rate

(in USD million)	Full year 2017	2016
Income/(loss) before tax	5,543	(2,202)
Nominal tax rate in 2017 (24%) and in 2016 (25%)	(1,330)	550
Tax effect of:		
Permanent differences caused by NOK being the tax currency	(35)	(198)
Tax effect of permanent differences related to equity accounted companies	1,204	(671)
Other permanent differences	(87)	(81)
Income tax prior years	(25)	(21)
Change in tax regulations - reduction of nominal tax rate from 24% in 2017 to 23% in 2018	(31)	10
Other	75	4
Total	(229)	(407)
Effective tax rate	4.1%	(18.5%)

Change in tax regulations refers to change in deferred taxes caused by a reduction in Norwegian statutory tax rate from 24% to 23% effective from 2018.

Significant components of deferred tax assets and liabilities were as follows:

(in USD million)	At 31 December 2017	2016
Deferred tax - assets		
Other current items	0	5
Tax losses carry forward	0	22
Pensions	626	627
Long term provisions	73	75
Derivatives	30	122
Other non-current items	47	59
Total deferred tax assets	776	911
Deferred tax - liabilities		
Other current items	14	0
Property, plant and equipment	51	65
Total deferred tax liabilities	65	65
Net deferred tax assets	711	846

At 31 December 2017, Statoil ASA had recognised net deferred tax assets of USD 711 million, as it is considered probable that taxable profit will be available to utilise the deferred tax assets.

Overview showing significant components of deferred tax assets and liabilities at 31 December 2016 is reallocated compared with disclosure for 2016. 38 million USD is reallocated from derivatives and long term debt to other non-current items, 6 million of inventory is reallocated other non-current items and at last a review of long term provisions has resulted in reallocation of 5 million USD to other current items and 25 million USD to other non-current items.

Movement in deferred tax

(in USD million)	2017	2016
Deferred tax assets at 1 January	846	1,183
Charged to the income statement	(95)	(499)
Actuarial losses pension	(44)	126
Group Contribution	4	32
Other	0	4
Deferred tax assets at 31 December	711	846

9 Property, plant and equipment

(in USD million)	Machinery, equipment and transportation equipment	Buildings and land	Vessels	Other	Total
Cost at 31 December 2016	596	273	647	160	1,677
Additions and transfers	40	29	0	0	68
Disposals at cost	(1)	(39)	0	0	(40)
Cost at 31 December 2017	634	263	647	160	1,705
Accumulated depreciation and impairment losses at 31 December 2016	(516)	(107)	(335)	(147)	(1,106)
Depreciation	(40)	(13)	(34)	(1)	(88)
Accumulated depreciation and impairment disposed assets	1	29	0	0	30
Accumulated depreciation and impairment losses at 31 December 2017	(555)	(92)	(369)	(149)	(1,164)
Carrying amount at 31 December 2017	80	172	278	12	541
Estimated useful lives (years)	3 - 10	20 - 33[1]	15 - 20		

1) Land is not depreciated

10 Investments in subsidiaries and other equity accounted companies

(in USD million)	2017	2016
Investments at 1 January	39,886	51,330
Net income/(loss) from subsidiaries and other equity accounted companies	5,051	(2,726)
Increase (decrease) in paid-in capital	(1,861)	(8,462)
Acquisitions	0	1,199
Distributions	(1,236)	(1,194)
Net gains/(losses) from available for sale financial assets	(64)	0
Share of OCI from equity accounted investments	(40)	0
Translation adjustments	973	(260)
Other	(27)	(1)
Investments at 31 December	42,683	39,886

Reference is made to note 12 Equity accounted investments in the Consolidated financial statements for more information regarding equity accounted companies.

The closing balance of investments at 31 December of USD 42,683 million consists of investments in subsidiaries amounting to USD 41,448 million and investments in other equity accounted companies amounting to USD 1,235 million. In 2016, the amounts were USD 38,660 million and USD 1,226 million respectively.

The foreign currency translation adjustments relate to currency translation effects from subsidiaries with functional currencies other than USD.

In 2017 net income/(loss) from subsidiaries and other equity accounted companies was impacted by net impairment reversal related to property, plant and equipment and exploration assets of USD 447 million after tax. The net impairment reversal is a result of increased production estimates, cost reductions, increased prices and operational improvements in addition to change in US tax legislation. For more information see the Consolidated financial statements note 9 Property, plant and equipment. In 2016 net income/(loss) from subsidiaries and other equity accounted companies was impacted by net impairment losses related to property, plant and equipment and exploration assets of USD 1,678 million after tax, primarily resulting from reduced short term commodity price assumptions.

Increase (decrease) in paid-in capital in 2017 mainly consist of repayment of capital from Statoil Coordination Centre of USD 3,303 million, and group contributions related to 2017 to group companies of USD 278 million after tax.

Distributions during 2017 mainly consist of dividends related to 2016 from group companies of USD 1,236 million. In 2016 distributions mainly consisted of dividends and group contributions related to 2015 from group companies of USD 1,194 million.

In January 2016 Statoil ASA acquired 11.93% of the issued share capital and votes in Lundin Petroleum AB for a total purchase price of SEK 4.6 billion (USD 541 million). In June 2016 Statoil ASA increased ownership share in Lundin Petroleum AB till 68.4 million shares of Lundin, corresponding to 20.1% of the outstanding shares and votes. The consideration for these additional shares consisted of SEK 544 million (USD 64 million) in cash and the conversion of a previous receivable for the amount of USD 496 million.

Up until the transaction on 30 June 2016, the shares were accounted for as a non-current financial investment at fair value with changes in fair value presented in the line item net gains (losses) from available for sale financial assets in the Statoil ASA statement of comprehensive income. Statoil recognised gain of USD 153 million in the line net financial items in the Statoil ASA statement of income.

For further information, see in the Consolidated Financial Statements of Statoil Group note disclosure 4 Acquisitions and divestments.

The acquisition cost for investments in subsidiaries and other equity accounted companies are USD 37,239 million in 2017 and USD 39,254 million in 2016.

The following table shows significant subsidiaries and equity accounted companies directly held by Statoil ASA as of December 2017

Name	in %	Country of incorporation	Name	in %	Country of incorporation
Statholding AS	100	Norway	Statoil Nigeria AS	100	Norway
Statoil Angola Block 15 AS	100	Norway	Statoil North Africa Gas AS	100	Norway
Statoil Angola Block 17 AS	100	Norway	Statoil North Africa Oil AS	100	Norway
Statoil Angola Block 31 AS	100	Norway	Statoil OTS AB	100	Sweden
Statoil Angola Block 40 AS	100	Norway	Statoil Petroleum AS	100	Norway
Statoil Apsheron AS	100	Norway	Statoil Refining Norway AS	100	Norway
Statoil Azerbaijan AS	100	Norway	Statoil Sincor AS	100	Norway
Statoil BTC Finance AS	100	Norway	Statoil SP Gas AS	100	Norway
Statoil Coordination Centre NV	100	Belgium	Statoil Tanzania AS	100	Norway
Statoil Danmark AS	100	Denmark	Statoil Technology Invest AS	100	Norway
Statoil Deutschland GmbH	100	Germany	Statoil UK Ltd	100	United Kingdom
Statoil do Brasil Ltda	100	Brazil	Statoil Venezuela AS	100	Norway
Statoil Egypt El Dabaa Offshore AS	100	Norway	KS Rafinor AS	90	Norway
Statoil Exploration Ireland Ltd.	100	Ireland	Statoil Metanol ANS	82	Norway
Statoil Forsikring AS	100	Norway	Mongstad Terminal DA	65	Norway
Statoil Færøyene AS	100	Norway	Tjeldbergodden Luftgassfabrikk DA	51	Norway
Statoil Hassi Mouina AS	100	Norway	Naturkraft AS	50	Norway
Statoil Indonesia Karama AS	100	Norway	Vestprosess DA	34	Norway
Statoil Kharyaga AS	100	Norway	Lundin Petroleum AB	20	Sweden
Statoil New Energy AS	100	Norway			

11 Financial assets and liabilities

Non-current receivables from subsidiaries and other equity accounted companies

(in USD million)	At 31 December 2017	2016
Interest bearing receivables from subsidiaries and other equity accounted companies	25,668	23,520
Non-interest bearing receivables from subsidiaries	228	124
Receivables from subsidiaries and other equity accounted companies	25,896	23,644

Interest bearing receivables from subsidiaries and other equity accounted companies are mainly related to Statoil Petroleum AS.
The remaining amount on financial receivables interest bearing primarily relate to long term funding of other subsidiaries

The total amount of credit facility given to Statoil Petroleum AS is NOK 120 billion (USD 14,625 million) at 31 December 2017
and NOK 135 billion (USD 15,661 million) at 31 December 2016. In 2017 the full facility is utilised while in 2016, USD 14,501 million was drawn.
Of the total interest bearing non-current receivables at 31 December 2017, USD 6,703 million (NOK 55 billion) is due within the next five years,
but there is no current portion. Remaining amounts fall due beyond five years.

Of the non-interest-bearing receivables from subsidiaries at 31 December 2017, USD 57 million relates to pensions, see also note 17 Pensions.
Correspondingly, USD 79 million related to pension at 31 December 2016.

Current receivables from subsidiaries and other equity accounted companies include a positive internal bank balances of USD 603 million at 31 December
2017. Current receivables from subsidiaries and other equity accounted companies at 31 December 2016 include positive internal bank balances of USD
787 million and current portion of credit facility given to Statoil Petroleum AS of USD 1,740 million.

Current financial investments

(in USD million)	At 31 December 2017	2016
Time deposits	4,045	3,217
Interest bearing securities	3,649	4,176
Financial investments	7,694	7,393

Current Financial investments
The cost price for current financial investments was USD 7.7 billion at 31 December 2017 and USD 7.6 billion at 31 December 2016.

In 2017, interest bearing securities were split in seven currencies, the main being: NOK (35%), SEK (25%), EUR (24%) and USD (11%).
Time deposits were mainly in EUR (38%), USD (28%), NOK (16%) and SEK (10%). In 2016, interest bearing securities were split in five currencies:
EUR (34%), NOK (19%), USD (18%), SEK (16%) and DKK (12%), while time deposits were mainly in EUR (91%) and the rest in NOK (9%).

For more information about financial instruments by category, see note 25 Financial instruments: fair value measurement and sensitivity analysis
of market risk in the Consolidated financial statements.

Current liabilities to subsidiaries and other equity accounted companies
Liabilities to subsidiaries and other equity accounted companies include current liabilities to Statoil Petroleum AS of USD 2.9 billion and liabilities
related to Statoil groups' internal bank arrangements of USD 7.4 billion at 31 December 2017. The corresponding amounts were USD 2.2 billion
and USD 8.5 billion at 31 December 2016.

12 Inventories

(in USD million)	At 31 December 2017	2016
Crude oil	1,697	1,504
Petroleum products	586	478
Natural gas	108	133
Other	26	36
Inventories	2,417	2,150

The write-down of inventories from cost to net realisable value amounts to an expense of USD 11 million and USD 11 million in 2017 and 2016, respectively.

13 Trade and other receivables

(in USD million)	At 31 December 2017	2016
Trade receivables	5,481	3,755
Other receivables	458	1,004
Trade and other receivables	5,939	4,760

14 Cash and cash equivalents

(in USD million)	At 31 December 2017	2016
Cash at bank available	275	128
Time deposits	1,878	1,658
Money market funds	381	65
Interest bearing securities	1,077	2,220
Margin deposits	149	203
Cash and cash equivalents	3,759	4,274

Restricted cash at 31 December 2017 and 2016 consists of margin deposits including both cash and exchange traded derivative products with daily settlement of USD 149 million and USD 203 million, respectively.

15 Equity and shareholders

Change in equity

(in USD million)	At 31 December 2017	2016
Shareholders' equity at 1 January	34,059	39,277
Net income/(loss)	5,314	(2,608)
Actuarial gain (loss) defined benefit pension plans	134	(374)
Foreign currency translation adjustments	978	(304)
Ordinary dividend	(2,943)	(2,838)
Scrip dividend	1,357	904
Net gains/(losses) from available for sale financial assets	(64)	0
Share of OCI from equity accounted investments	(40)	0
Value of stock compensation plan	(30)	(26)
Treasury shares purchased	22	27
Total equity at 31 December	38,788	34,059

The accumulated foreign currency translation effect as of 31 December 2017 decreased total equity by USD 358 million. At 31 December 2016 the corresponding effect was a decrease in total equity of USD 1,338 million. The foreign currency translation adjustments relate to currency translation effects from the subsidiaries.

Common stock

	Number of shares	NOK per value	At 31 December Common stock
Authorised and issued	3,323,167,853	2.50	8,307,919,632.50
Treasury shares	11,243,234	2.50	28,108,085.00
Total outstanding shares	3,311,924,619	2.50	8,279,811,547.50

There is only one class of shares and all the shares have the same voting rights.

During 2017 a total of 3,323,671 treasury shares were purchased for USD 63 million and 3,219,327 treasury shares were allocated to employees participating in the share saving plan. During 2016 a total of 4,011,860 treasury shares were purchased for USD 62 million and 3,882,153 treasury shares were allocated to employees participating in the share saving plan. At 31 December 2017 Statoil had 11,243,234 treasury shares and at 31 December 2016 11,138,890 treasury shares, all of which are related to Statoil's share saving plan. For further information, see note 5 Share-based compensation.

Statoil's general assembly has authorised the company to acquire Statoil shares in the market. The authorisation may be used to acquire Statoil shares with an overall nominal value of up to NOK 35.0 million. Such shares acquired in accordance with the authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group's share saving plan approved by the board. The minimum and maximum amount that may be paid per share will be NOK 50 and NOK 500, respectively. The authorisation is valid until the next ordinary general meeting. For further details, please see note 17 Shareholder's equity of the Consolidated financial statements.

For information regarding the 20 largest shareholders in Statoil ASA, please see Major Shareholders in section 5.1 Shareholder information.

16 Finance debt

Non-current finance debt

(in USD million)	At 31 December 2017	2016
Unsecured bonds	26,524	29,964
Unsecured loans	89	85
Finance lease liabilities	347	382
Total finance debt	26,959	30,432
Less current portion	2,900	2,549
Non-current finance debt	24,059	27,883
Weighted average interest rate (%)	3.33	3.30

Statoil ASA uses currency swaps to manage foreign exchange risk on its non-current financial liabilities. For information about the Statoil Group and Statoil ASA´s interest rate risk management, see note 5 Financial risk management in the Consolidated financial statement and note 2 Financial risk management and measurement of financial instruments in the Statoil ASA financial statement.

Substantially all unsecured bond and unsecured bank loan agreements contain provisions restricting future pledging of assets to secure borrowings without granting a similar secured status to the existing bond holders and lenders.

Out of Statoil ASA total outstanding unsecured bond portfolio, 42 bond agreements contain provisions allowing Statoil to call the debt prior to its final redemption at par or at certain specified premiums if there are changes to the Norwegian tax laws. The carrying amount of these agreements is USD 26.158 billion at the 31 December 2017 closing exchange rate.

Statoil ASA has a revolving credit facility of USD 5.0 billion, supported by 21 core banks, maturing in 2022. The facility supports secure access to funding, supported by the best available short-term rating. As at 31 December 2017 and 2016 it has not been drawn.

Non-current finance debt repayment profile

(in USD million)	
2019	1,397
2020	2,114
2021	1,978
2022	1,052
Thereafter	17,519
Total	24,059

More information regarding finance lease liabilities is provided in note 20 Leases.

Current finance debt

(in USD million)	At 31 December	
	2017	2016
Collateral liabilities and other current financial liabilities	1,068	1,112
Non-current finance debt due within one year	2,900	2,549
Current finance debt	3,968	3,661
Weighted average interest rate (%)	1.69	1.62

Collateral liabilities and other current financial liabilities relate mainly to cash received as security for a portion of Statoil ASA's credit exposure and outstanding amounts on US Commercial paper (CP) programme. At 31 December 2017 USD 448 million were issued on the CP programme. Corresponding at 31 December 2016 were USD 500 million.

17 Pensions

Statoil ASA is subject to the Mandatory Company Pensions Act, and the company's pension scheme follows the requirements of the Act. Reference is made to the Annual notes in the Consolidated financial statements, for a description of the pension scheme in Statoil ASA.

Net pension cost

(in USD million)	2017	2016
Current service cost	241	234
Interest cost	-	182
Interest (income) on plan asset	-	(137)
Losses (gains) from curtailment, settlement or plan amendment	13	123
Actuarial (gains) losses related to termination benefits	(1)	59
Notional contribution plans	51	50
Defined benefit plans	306	512
Defined contribution plans	133	119
Total net pension cost	439	631

In addition to the pension cost presented in the table above, financial items related to defined benefit plans are included in the statement of income within Net financial items. Interest cost and changes in fair value of notional assets of USD 201 million, and interest income of USD 138 million has been recognised in 2017.

(in USD million)	2017	2016
Defined benefit obligations (DBO)		
Defined benefit obligation at 1 January	7,387	6,425
Current service cost	241	234
Interest cost	210	182
Actuarial (gains) losses - Financial assumptions	(42)	792
Actuarial (gains) losses - Experience	(18)	(274)
Benefits paid	(296)	(228)
Losses (gains) from curtailment, settlement or plan amendment	13	182
Paid-up policies	(84)	(131)
Change in receivable from subsidiary related to termination benefits	26	26
Foreign currency translation	375	130
Changes in notional contribution liability	51	50
Defined benefit obligation at 31 December	7,864	7,387
Fair value of plan assets		
Fair value of plan assets at 1 January	4,889	4,803
Interest income	138	137
Return on plan assets (excluding interest income)	263	11
Company contributions	33	0
Benefits paid	(180)	(74)
Paid-up policies and personal insurance	(121)	(92)
Foreign currency translation	247	104
Fair value of plan assets at 31 December	5,269	4,889
Net pension liability at 31 December	(2,595)	(2,498)
Represented by:		
Asset recognised as non-current pension assets (funded plan)	1,236	787
Asset recognised as non-current receivables from subsidiary	57	79
Liability recognised as non-current pension liabilities (unfunded plans)	(3,889)	(3,364)
DBO specified by funded and unfunded pension plans	7,864	7,387
Funded	4,033	4,102
Unfunded	3,831	3,285
Actual return on assets	401	56

Actuarial losses and gains recognised directly in Other comprehensive income (OCI)

(in USD million)	2017	2016
Net actuarial (losses) gains recognised in OCI during the year	310	(472)
Actuarial (losses) gains related to currency effects on net obligation and foreign exchange translation	(137)	(30)
Tax effects of actuarial (losses) gains recognised in OCI	(38)	129
Recognised directly in OCI during the year net of tax	135	(374)
Cumulative actuarial (losses) gains recognised directly in OCI net of tax	(1,053)	(1,188)

Actuarial assumptions and sensitivity analysis

Actuarial assumptions, sensitivity analysis, portfolio weighting and information about pension assets in Statoil Pension are presented in the Pension note in the Financial statement for Statoil Group. The number of employees, including pensioners related to the main benefit plan in Statoil ASA are 9,202. In addition, all employees are members of the AFP plan and different groups of employees are members of other unfunded plans.

18 Provisions

(in USD million)	Provisions
Non-current portion at 31 December 2016	289
Current portion at 31 December 2016	59
Provisions at 31 December 2016	348
New or increased provisions	60
Decrease in estimate	(9)
Amounts charged against provisions	(68)
Reclassification and transfer	(19)
Currency translation	4
Provisions at 31 December 2017	315
Current portion at 31 December 2017	92
Non-current portion at 31 December 2017	224

See also comments on provisions in note 21 Other commitments, contingent liabilities and contingent assets.

19 Trade, other payables and provisions

	At 31 December	
(in USD million)	2017	2016
Trade payables	1,974	1,388
Non-trade payables, accrued expenses and provisions	1,267	890
Equity accounted associated companies and other related party payables	877	615
Trade, other payables and provisions	4,118	2,893

20 Leases

Statoil ASA leases certain assets, notably vessels and office buildings.

In 2017, net rental expenditures were USD 425 million (USD 464 million in 2016) consisting of minimum lease payments of USD 501 million (USD 533 million in 2016) reduced with sublease payments received of USD 77 million in 2017 (USD 70 million in 2016). Contingent rents expensed were immaterial both years.

The information in the table below shows future minimum lease payments under non-cancellable leases at 31 December 2017. Amounts related to finance leases include future minimum lease payments for assets recognised in the financial statements at year end 2017.

(in USD million)	Operating leases	Operating sublease	Finance leases Minimum lease payments	Discount element	Net present value minimum lease payments
2018	435	(25)	53	(2)	50
2019	325	(24)	53	(4)	48
2020	323	(23)	53	(7)	46
2021	301	(22)	53	(8)	44
2022	264	(21)	53	(10)	42
2023-2027	815	(57)	158	(42)	116
2028-2032	314	0	0	0	0
Thereafter	49	0	0	0	0
Total future minimum lease payments	2,828	(170)	421	(74)	347

More information related to the operating leases of vessels and office buildings is found in the Consolidated financial statements.

Statoil ASA leases three LNG vessels on behalf of Statoil and the State's direct financial interest (SDFI). Statoil ASA accounts for the combined Statoil and SDFI share of these agreements as finance leases in the balance sheet, and further accounts for the SDFI related portion as operating sublease. The finance leases included in the balance sheet reflect the original lease term of 20 years from 2006.

Property, plant and equipment includes USD 278 million for leases that have been capitalised at year end 2017 (USD 312 million in 2016), also presented in the category vessels in note 9 Property, plant and equipment.

21 Other commitments, contingent liabilities and contingent assets

Contractual commitments
Statoil ASA had contractual commitments of USD 412 million at 31 December 2017. The contractual commitments reflect the Statoil ASA share and comprise financing commitments related to exploration activities.

Other long-term commitments
Statoil ASA has entered into various long-term agreements for pipeline transportation as well as terminal use, processing, storage and entry/exit capacity commitments and commitments related to specific purchase agreements. The agreements ensure the rights to the capacity or volumes in question, but also impose on the company the obligation to pay for the agreed-upon service or commodity, irrespective of actual use. The contracts' terms vary, with duration of up to 2035.

Take-or-pay contracts for the purchase of commodity quantities are only included in the table below if their contractually agreed pricing is of a nature that will or may deviate from the obtainable market prices for the commodity at the time of delivery.

Obligations payable by Statoil ASA to entities accounted for as associates and joint ventures are included gross in the table below. Obligations payable by Statoil ASA to entities accounted for as joint operations (for example pipelines) are included net (i.e. gross commitment less Statoil ASA's ownership share).

Nominal minimum commitments at 31 December 2017:

(in USD million)	
2018	1,205
2019	1,155
2020	1,086
2021	881
2022	722
Thereafter	3,869
Total	8,917

Guarantees

Statoil ASA has provided parent company guarantees covering liabilities of subsidiaries with operations in Algeria, Angola, Australia, Azerbaijan, Brazil, Colombia, Denmark, Germany, Greenland, India, Ireland, Libya, New Zealand, Nicaragua, Nigeria, Norway, Russia, Sweden, United Kingdom, USA, Uruguay, Venezuela. The company has also counter-guaranteed certain bank guarantees covering liabilities of subsidiaries in Algeria, Argentina, Australia, Brazil, Canada, Colombia, the Faroes, Indonesia, Mexico, Myanmar, the Netherlands, Norway, South Africa, Sweden, United Kingdom, USA, Uruguay.

Statoil ASA has guaranteed for its proportionate portion of an associate's long-term bank debt, amounting to USD 305 million. The book value of the guarantee is immaterial.

Contingencies

Statoil ASA is the participant in certain entities ("DAs") in which the company has unlimited responsibility for its proportionate share of such entities' liabilities, if any, and also participates in certain companies ("ANSs") in which the participants in addition have joint and several liability. For further details, see note 10 Investments in subsidiaries and other equity accounted investments.

Some long-term gas sales agreements contain price review clauses, which in certain cases lead to claims subject to arbitration. The exposure for Statoil related to arbitration has been estimated to an amount equivalent to approximately USD 343 million for gas delivered prior to year-end 2017. Statoil has provided for its best estimate related to contractual gas price disputes in the Consolidated financial statements, with the impact to the Consolidated statement of income reflected as revenue adjustments.

On 6 July 2016, the Norwegian tax authorities issued a deviation notice for the years 2012 to 2014 related to the internal pricing on certain transactions between Statoil Coordination Centre (SCC) in Belgium and Statoil ASA. The main issue relates to SCC`s capital structure and its compliance with the arm's length principle. Statoil ASA is of the view that arm's length pricing has been applied and that Statoil ASA has a strong position, and no amounts have consequently been provided for this issue in the accounts.

During the normal course of its business Statoil ASA is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Statoil ASA has provided in its financial statements for probable liabilities related to litigation and claims based on the company's best judgment. Statoil ASA does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Provisions related to claims and disputes are reflected within note 18 Provisions.

22 Related parties

Reference is made to note 24 Related parties in Statoil's Consolidated financial statement for information regarding Statoil ASAs related parties. This include information regarding related parties as a result of Statoil ASA's ownership structure and also information regarding transactions with the Norwegian State.

Transactions with internally owned companies
Revenue transactions with related parties are presented in note 3 Revenues. Total intercompany revenues amounted to USD 4,665 million and USD 3,221 million in 2017 and 2016, respectively. The major part of intercompany revenues is attributed to sales of crude oil and sales of refined products to Statoil Refining Denmark AS, USD 2,220 million and USD 1,443 million in 2017 and 2016, respectively and Statoil Marketing, USD 2,268 million and USD 1,663 million in 2017 and 2016, respectively.

Statoil ASA sells natural gas and pipeline transport on a back-to-back basis to Statoil Petroleum AS. Similarly, Statoil ASA enters into certain financial contracts, also on a back-to-back basis with Statoil Petroleum AS. All of the risks related to these transactions are carried by Statoil Petroleum AS and the transactions are therefore not reflected in Statoil ASA's financial statements.

Statoil ASA buys volumes from its subsidiaries and sells them into the market. Total purchases of goods from subsidiaries amounted to USD 16,555 million and USD 12,511 million in 2017 and 2016, respectively. The major part of intercompany purchases of goods is attributed to Statoil Petroleum AS, USD 10,564 million and USD 8,163 million in 2017 and 2016, respectively.

In relation to its ordinary business operations, Statoil ASA has regular transactions with group companies in which Statoil has ownership interests. Statoil ASA makes purchases from group companies amounting to USD 200 million and USD 490 million in 2017 and 2016, respectively.

Expenses incurred by the company, such as personnel expenses, are accumulated in cost pools. Such expenses are allocated in part on an hours incurred cost basis to Statoil Petroleum AS, to other group companies, and to licences where Statoil Petroleum AS or other group companies are operators. Cost allocated in this manner is not reflected in Statoil ASA's financial statements. Expenses allocated to group companies amounted to USD 4,309 million and USD 4,214 million in 2017 and 2016, respectively. The major part of the allocation is related to Statoil Petroleum AS, USD 3,481 million and USD 3,302 million in 2017 and 2016, respectively.

Other transactions
Reference is made to note 24 Related parties in Statoil's Consolidated financial statement for information regarding Statoil ASAs transactions with related parties based on ordinary business operations.

Current receivables and current liabilities from subsidiaries and other equity accounted companies are included in note 11 Financial assets and liabilities.

Related party transactions with management and management remunerations for 2017 are presented in note 4 Remuneration.

Stavanger, 14 March 2018

THE BOARD OF DIRECTORS OF STATOIL ASA



JON ERIK REINHARDSEN

CHAIR



ROY FRANKLIN

DEPUTY CHAIR



BJØRN TORE GODAL

PER MARTIN LABRÅTEN

JEROEN VAN DER VEER

MARIA JOHANNA OUDEMAN

REBEKKA GLASSER HERLOFSEN

INGRID ELISABETH DI VALERIO

STIG LÆGREID

WENCHE AGERUP

ELDAR SÆTRE

PRESIDENT AND CEO



Additional information

Well head platform at Peregrino.
Photo: Statoil

5.1 SHAREHOLDER INFORMATION

Statoil is the largest company listed on the Oslo Børs where it trades under the ticker code STL. Statoil is also listed on the New York

Stock Exchange under the ticker code STO, trading in the form of American Depositary Shares (ADS).

Statoil's shares have been listed on the Oslo Børs and the New York Stock Exchange since our initial public offering on 18 June 2001. The ADSs traded on the New York Stock Exchange are evidenced by American Depositary Receipts (ADR), and each ADS represents one ordinary share.

Statoil Share	2017	2016	2015	2014	2013
Shareprice STL (low) (NOK)	136.00	97.90	116.30	120.00	123.00
Shareprice STL (average) (NOK)	152.98	133.50	137.59	166.41	136.72
Shareprice STL (high) (NOK)	176.90	159.80	160.80	194.80	147.70
Shareprice STL (year-end) (NOK)	175.20	158.40	123.70	131.20	147.00
Shareprice STO (low) (USD)	16.29	11.38	13.42	15.82	20.14
Shareprice STO (average) (USD)	18.50	15.92	17.11	26.52	23.32
Shareprice STO (high) (USD)	21.42	18.51	21.31	31.91	27.00
Shareprice STO (year-end) (USD)	21.42	18.24	13.96	17.61	24.13
STL Market value year-end (NOK billion)	582	514	394	418	469
STL Daily turnover (million shares)	3.14	4.7	5.1	3.7	3.0
Ordinary shares outstanding, year-end	3,323,167,853	3,245,049,411	3,188,647,103	3,188,647,103	3,188,647,103



Statoil share price 2017

As of 31 December 2017, Statoil represented 22.96% of the total value of all companies registered on the Oslo Børs, with a market value of NOK 582 billion. Total shareholder return (dividend reinvested) for 2017 is 16.0%.

The graph shows the development of the Statoil share price compared to the oil price and the Oslo Børs Benchmark Index (OSEBX). The turnover of shares is a measure of traded volumes. On average, 3.14 million Statoil shares were traded on the Oslo Børs every day in 2017 compared to 4.7 million shares in 2016. In 2017, Statoil shares accounted for 11,24% of the total market value traded throughout the year.

Statoil ASA has one class of shares, and each share confers one vote at the general meeting. Statoil ASA had 3,323,167,853 ordinary shares outstanding at year end. As of 31 December 2017, Statoil had 89,405 shareholders registered in the Norwegian Central Securities Depository (VPS), down from 91,128 shareholders at 31 December 2016.

The ticker code will be changed in connection with the company's proposed name change to Equinor.

Share prices

These are the reported high and low quotations at market closing for the ordinary shares on the Oslo Børs and New York Stock Exchange for the periods indicated. They are derived from the Oslo Børs Daily Official List, and the highest and lowest sales prices of the ADSs as reported on the New York Stock Exchange composite tape.

Share price	NOK per ordinary share		USD per ADS	
	High	Low	High	Low
Year ended 31 December				
2013	147.70	123.00	27.00	20.14
2014	194.80	120.00	31.91	15.82
2015	160.80	116.30	21.31	13.42
2016	159.80	97.90	18.51	11.38
2017	176.90	136.00	21.42	16.29
Quarter ended				
Thursday, March 31, 2016	135.50	97.90	16.01	11.38
Thursday, June 30, 2016	144.80	122.40	17.68	14.66
Friday, September 30, 2016	149.80	124.00	17.74	15.07
Friday, December 30, 2016	159.80	129.30	18.51	15.86
Friday, March 31, 2017	162.90	142.30	19.21	16.83
Friday, June 30, 2017	153.60	138.40	18.28	16.29
Friday, September 30, 2017	160.20	136.00	20.37	16.32
Friday, December 29, 2017	176.90	158.20	21.42	19.81
Up until March 14, 2018	187.30	172.25	24.26	21.51
Month of				
September 2017	160.20	147.50	20.37	18.96
October 2017	167.90	158.20	20.54	19.88
November 2017	170.80	164.00	21.01	19.81
December 2017	176.90	165.40	21.42	19.95
January 2018	187.30	177.45	24.26	22.00
February 2018	182.60	172.25	23.83	21.51
Up until March 14, 2018	182.10	174.90	23.20	22.61

Dividend policy and dividends

It is Statoil's ambition to grow the annual cash dividend measured in USD per share in line with long-term underlying earnings.

Statoil's board approves first, second and third quarter interim dividends, based on an authorisation from the annual general meeting (AGM), while the AGM approves the fourth quarter dividend and implicitly the total annual dividend based on a proposal from the board. It is Statoil's intention to pay quarterly dividends, although when deciding the interim dividends and recommending the total annual dividend level, the board will take into consideration expected cash flow, capital expenditure plans, financing requirements and appropriate financial flexibility.

In addition to cash dividend, Statoil might buy back shares as part of total distribution of capital to the shareholders. The shareholders at the AGM may vote to reduce, but may not increase, the fourth quarter dividend proposed by the board of directors. Statoil announces dividend payments in connection with quarterly results. Payment of quarterly dividends is expected to take place within six months after the announcement of each quarterly dividend.

The board of directors has proposed to the AGM a dividend of USD 0.23 per share for the fourth quarter 2017 which is an increase from the previous quarter.

The following table shows the cash dividend amounts to all shareholders since 2013 on a per share basis and in aggregate.

| | | Ordinary dividend per share | | | | | | | | Ordinary dividend per |
Fiscal year	Curr.	Q1	Curr.	Q2	Curr.	Q3	Curr.	Q4	Curr.	share
2013									NOK	7.0000
2014	NOK	1.8000	NOK	1.8000	NOK	1.8000	NOK	1.8000	NOK	7.2000
2015	NOK	1.8000	NOK	-	NOK	-	NOK	-	NOK	1.8000
2015	USD	-	USD	0.2201	USD	0.2201	USD	0.2201	USD	0.6603
2016	USD	0.2201	USD	0.2201	USD	0.2201	USD	0.2201	USD	0.8804
2017	USD	0.2201	USD	0.2201	USD	0.2201	USD	0.2300	USD	0.8903

The proposed fourth quarter 2017 dividend will be considered at the annual general meeting 15 May 2018. The Statoil share will be traded ex dividend 16 May 2018 and the dividend will be disbursed around 30 May 2018. For US ADR holders, the ex-dividend date will be 16 May 2018 and expected payment will be 31 May 2018.

Dividends in NOK per share will be calculated and communicated four business days after record date for shareholders at Oslo Børs. The NOK dividend will be based on average USD/NOK fixing rates from Norges Bank in the period plus/minus three business days from record date, in total seven business dates.

Share repurchase

For the period 2013-2017, the board of directors was authorised by the annual general meeting of Statoil to repurchase Statoil shares in the market for subsequent annulment. Statoil has not undertaken any share repurchase based on this authorisation.

It is Statoil's intention to renew this authorisation at the annual general meeting in May 2018.

SHARES PURCHASED BY ISSUER

Shares are acquired in the market for transfer to employees under the share savings scheme in accordance with the limits set by the board of directors. No shares were repurchased in the market for the purpose of subsequent annulment in 2017.

Statoil's share savings plan

Since 2004, Statoil has had a share savings plan for employees of the company. The purpose of this plan is to strengthen the business culture and encourage loyalty through employees becoming part-owners of the company.

Through regular salary deductions, employees can invest up to 5% of their base salary in Statoil shares. In addition, the company contributes 20% of the total share investment made by employees in Norway, up to a maximum of NOK 1,500 per year (approximately

USD 170). This company contribution is a tax-free employee benefit under current Norwegian tax legislation. After a lock-in period of two calendar years, one extra share will be awarded for each share purchased. Under current Norwegian tax legislation, the share award is a taxable employee benefit, with a value equal to the value of the shares and taxed at the time of the award.

The board of directors is authorised to acquire Statoil shares in the market on behalf of the company. The authorization is valid until the next annual general meeting, but not beyond 30 June 2019. This authorisation replaces the previous authorisation to acquire Statoil's own shares for implementation of the share savings plan granted by the annual general meeting 11 May 2017. It is Statoil's intention to renew this authorisation at the annual general meeting.

Period in which shares were repurchased	Number of shares repurchased	Average price per share in NOK	Total number of shares purchased as part of programme	Maximum number of shares that may yet be purchased under the programme authorisation
Jan-17	520,716	162.6375	4,957,941	9,042,059
Feb-17	577,674	147.8341	5,535,615	8,464,385
Mar-17	577,538	148.0420	6,113,153	7,886,847
Apr-17	574,983	148.7173	6,688,136	7,311,864
May-17	558,248	153.3188	7,246,384	6,753,616
Jun-17	594,701	143.6520	594,701	13,405,299
Jul-17	605,735	140.7709	1,200,436	12,799,564
Aug-17	584,442	145.6774	1,784,878	12,215,122
Sep-17	557,325	152.8641	2,342,203	11,657,797
Oct-17	532,356	160.2311	2,874,559	11,125,441
Nov-17	519,650	164.2834	3,394,209	10,605,791
Dec-17	512,546	166.8531	3,906,755	10,093,245
Jan-18	493,678	185.7484	4,400,433	9,599,567
Feb-18	530,143	174.6695	4,930,576	9,069,424
TOTAL	7,739,735 [1]	156.8071 [2]		

1) All shares repurchased have been purchased in the open market and pursuant to the authorisation mentioned above.

2) Weighted average price per share.

Statoil ADR programme fees

Fees and charges payable by a holder of ADSs.
As depositary from 31 January 2013, Deutsche Bank Trust Company Americas collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them.

The depositary collects fees from investors by deducting the fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may refuse to provide fee-attracting services until its fees for those services are paid.

The charges of the depositary payable by investors are as follows:

Persons depositing or withdrawing shares must pay:	For:
USD 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
USD 0.02(or less) per ADS, subject to the company's consent	Any cash distribution made made pursuant to the Deposit Agreement
USD 0.05 (or less) per ADS, subject to the company's consent	For the operation and maintenance costs in administering the ADR programme
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	Cable, telex and facsimile transmissions (as provided in the deposit agreement) Converting foreign currency to USD
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

Reimbursements and payments made and fee waivers granted by the depositary
The depositary has agreed to reimburse certain company expenses related to the company's ADR programme and incurred by the company in connection with the programme. In the year ended 31 December 2017, the depositary reimbursed approximately USD 2.978 million to the company in relation to certain expenses including investor relations expenses, expenses related to the maintenance of the ADR programme, legal counsel fees, printing and ADR certificates. In addition, 2017 was the first year Statoil claimed dividend fee proceeds which is included here.

The depositary has also agreed to waive fees for costs associated with the administration of the ADR programme, and it has paid certain expenses directly to third parties on behalf of the company. The expenses paid to third parties include expenses relating to reporting services, access charges to its online platform, re-registration costs borne by the custodian and costs in relation to printing and mailing AGM materials. For the year ended 31 December 2017, the depositary paid expenses of approximately USD 211,635 directly to third parties.

TAXATION

This section describes the material Norwegian tax consequences that apply to shareholders resident in Norway and to non-resident shareholders in connection with the acquisition, ownership and disposal of shares and American Depositary Shares (ADS). The term "shareholder" refers to both holders of shares and holders of ADSs, unless otherwise explicitly stated.

Norwegian tax matters

The outline does not provide a complete description of all tax regulations that might be relevant (i.e. for investors to whom special regulations may be applicable), and is based on current law and practice. Shareholders should consult their professional tax adviser for advice about individual tax consequences.

Taxation of dividends received by Norwegian shareholders

Corporate shareholders (i.e. limited liability companies and similar entities) residing in Norway for tax purposes are generally subject to tax in Norway on dividends received from Norwegian companies. The basis for taxation is 3% of the dividends received, which is subject to the standard income tax rate. The standard income tax rate has been reduced from 24% in 2017 to 23% in 2018.

Individual shareholders resident in Norway for tax purposes are subject to the standard income tax rate (reduced from 24% in 2017 to 23% in 2018) in Norway for dividend income exceeding a basic tax free allowance. However, in 2018 dividend income exceeding the basic tax free allowance is grossed up with a factor of 1.33 before included in the ordinary taxable income, resulting in an effective tax rate of 30.59% (23% x 1.33). The tax free allowance is computed for each individual share or ADS and corresponds as a rule to the cost price of that share or ADS multiplied by an annual risk-free interest rate. Any part of the calculated allowance for one year that exceeds the dividend distributed for the share or ADS ("unused allowance") may be carried forward and set off against future dividends received for (or gains upon the realisation of, see below) the same share or ADS. Any unused allowance will also be added to the basis for computation of the allowance for the same share or ADS the following year.

Taxation of dividends received by foreign shareholders

Non-resident shareholders are as a starting point subject to Norwegian withholding tax at a rate of 25% on dividends distributed by Norwegian companies. It is the responsibility of the distributing company to deduct the withholding tax when dividends are paid to non-resident shareholders.

Corporate shareholders that carry on business activities in Norway, and whose shares or ADSs are effectively connected with such activities are not subject to withholding tax. For such shareholders, 3% of the received dividends are subject to the standard income tax rate (reduced from 24% in 2017 to 23% in 2018).

Certain important exceptions and modifications are outlined below.

This withholding tax does not apply to corporate shareholders in the EEA area that are equal to Norwegian private or public limited liability companies or certain other types of Norwegian entities, and that are further able to demonstrate that they are genuinely established and carry on genuine economic business activity within the EEA area, provided that Norway is entitled to receive information from the state of residence pursuant to a tax treaty or other international treaty. If no such treaty exists with the state of

residence, the shareholder may instead present confirmation issued by the tax authorities of the state of residence verifying the documentation.

The withholding rate of 25% is often reduced in tax treaties between Norway and other countries. The reduced withholding tax rate will generally only apply to dividends paid on shares held by shareholders who are able to properly demonstrate that they are the beneficial owner and entitled to the benefits of the tax treaty.

Individual shareholders resident for tax purposes in the EEA area may apply to the Norwegian tax authorities for a refund if the tax withheld by the distributing company exceeds the tax that would have been levied on individual shareholders resident in Norway.

Procedure for claiming a reduced withholding tax rate on dividends

A foreign shareholder that is entitled to a reduced withholding tax rate on dividends, may request that the reduced rate is applied at source by the distributor. Such request must be accompanied by satisfactory documentation which supports that the foreign shareholder is entitled to a reduced withholding tax rate. It is expected that specific documentation requirements soon will be implemented in the regulations to the Norwegian Tax Payment Act, and the Norwegian Ministry of Finance has stated that these requirements should apply from 1 January 2019.

For holders of shares and ADSs deposited with Deutsche Bank Trust Company Americas (Deutsche Bank), documentation establishing that the holder is eligible for the benefits under a tax treaty with Norway, may be provided to Deutsche Bank. Deutsche Bank has been granted permission by the Norwegian tax authorities to receive dividends from us for redistribution to a beneficial owner of shares and ADSs at the applicable treaty withholding rate.

Dividends paid to shareholders (either directly or through a depositary) who have not provided the relevant documentation to the relevant party that they are eligible for the reduced rate, will be subject to withholding tax of 25%. The beneficial owners will in this case have to apply to the Central Office - Foreign Tax Affairs for a refund of the excess amount of tax withheld. Please refer to the tax authorities' web page for more information and the requirements of such application: http://www.skatteetaten.no/en/person/Aksjer-og-verdipapirer/withholding-tax-refund-on-dividends/.

Taxation on the realisation of shares and ADSs

Corporate shareholders resident in Norway for tax purposes are not subject to tax in Norway on gains derived from the sale, redemption or other disposal of shares or ADSs in Norwegian companies. Capital losses are not deductible.

Individual shareholders residing in Norway for tax purposes are subject to tax in Norway on the sale, redemption or other disposal of shares or ADSs. Gains or losses in connection with such realisation are included in the individual's ordinary taxable income in the year of disposal, which is subject to the standard income tax rate, being reduced from 24% in 2017 to 23% in 2018. However, in 2018 the taxable gain or deductible loss is grossed up with a factor of 1.33 before included in the ordinary taxable income, resulting in an effective tax rate of 30.59% (23% x 1.33).

The taxable gain or deductible loss (before gross up) is calculated as the sales price adjusted for transaction expenses minus the taxable basis. A shareholder's tax basis is normally equal to the acquisition cost of the shares or ADSs. Any unused allowance pertaining to a share may be deducted from a taxable gain on the same share or ADS, but may not lead to or increase a deductible loss. Furthermore, any unused allowance may not be set off against gains from the realisation of the other shares or ADSs.

If the shareholder disposes of shares or ADSs acquired at different times, the shares or ADSs that were first acquired will be deemed to be first sold (the "FIFO" principle) when calculating gain or loss for tax purposes.

From 2017, individual shareholders may hold listed shares in companies resident within EEA through a stock savings account. If the conditions for the stock savings account are met, taxable gain or loss on shares owned through the stock savings account will be payable when the gain is withdrawn from the account whereas loss on shares will be deductible when the account is terminated. Dividends are not comprised by the stock savings account scheme and will thus be taxed pursuant to the ordinary rules described above.

A corporate shareholder or an individual shareholder who ceases to be tax resident in Norway due to Norwegian law or tax treaty provisions may, in certain circumstances, become subject to Norwegian exit taxation on capital gains related to shares or ADSs.

Shareholders not residing in Norway are generally not subject to tax in Norway on capital gains, and losses are not deductible on the sale, redemption or other disposal of shares or ADSs in Norwegian companies, unless the shareholder carries on business activities in Norway and such shares or ADSs are or have been effectively connected with such activities.

Wealth tax
The shares or ADSs are included in the basis for the computation of wealth tax imposed on individuals resident in Norway for tax purposes. Norwegian limited companies and certain similar entities are not subject to wealth tax. The current marginal wealth tax rate is 0.85% of the value assessed. The assessment value of listed shares (including ADSs) is 80% (reduced from 90% with effect from and including the income year 2018) of the listed value of such shares or ADSs on 1 January in the assessment year.

Non-resident shareholders are not subject to wealth tax in Norway for shares and ADSs in Norwegian limited companies unless the shareholder is an individual and the shareholding is effectively connected with the individual's business activities in Norway.

Inheritance tax and gift tax
No inheritance or gift tax is imposed in Norway.

Transfer tax
No transfer tax is imposed in Norway in connection with the sale or purchase of shares or ADSs.

United States tax matters
This section describes the material United States federal income tax consequences for US holders (as defined below) of owning shares or ADSs. It only applies to you if you hold your shares or ADSs as capital assets for tax purposes and are not a member of a special class of holders subject to special rules, including dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, insurance companies,

partnerships, persons liable for the alternative minimum tax, persons that actually or constructively own 10% of the combined power of voting stock of Statoil or of the total value of stock of Statoil, persons that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, persons that purchase or sell shares or ADSs as part of wash sale for tax purposes, or persons whose functional currency is not USD.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the Convention between the United States of America and the Kingdom of Norway for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Property (the "Treaty"). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will generally be treated as the owner of the ordinary shares represented by those ADRs. Exchanges of shares for ADRs and ADRs for shares will not generally be subject to United States federal income tax.

A "US holder" is a beneficial owner of shares or ADSs that is: (i) a citizen or resident of the United States; (ii) a United States domestic corporation; (iii) an estate whose income is subject to United States federal income tax regardless of its source; or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorised to control all substantial decisions of the trust.

You should consult your own tax adviser regarding the United States federal, state and local and Norwegian and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

Taxation of dividends
The gross amount of any dividend (including any Norwegian tax withheld from the dividend payment) paid by Statoil out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is taxable for you when you, in the case of shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. If you are a non-corporate US holder, dividends paid to you will be eligible to be taxed at the preferential rates applicable to long-term capital gains as long as, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States or Statoil is eligible for benefits under the Treaty. To qualify for the preferential rates, you must hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet certain other requirements. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

The amount of the dividend distribution that you must include in your income as a US holder will be the value in USD of the payments made in NOK determined at the spot NOK/USD rate on the date the dividend distribution is includible in your income, regardless of whether or not the payment is in fact converted into USD. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your tax basis in the shares or ADSs and, to the extent in excess of your tax basis, will be treated as capital gain.

Subject to certain limitations, the 15% Norwegian tax withheld in accordance with the Treaty and paid to Norway will be creditable or deductible against your United States federal income tax liability, unless a refund of the tax withheld is available to you under Norwegian law. Special rules apply when determining the foreign tax credit limitation with respect to dividends that are subject to the preferential rates. Dividends will be income from sources outside the United States and will generally, depending on your circumstances, be either "passive" or "general" income for purposes of computing the foreign tax credit allowable to you. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date you include the dividend payment in income until the date you convert the payment into USD will generally be treated as US-source ordinary income or loss and will not be eligible for the special tax rate.

Taxation of capital gains

If you sell or otherwise dispose of your shares or ADSs, you will generally recognise a capital gain or loss for United States federal income tax purposes equal to the difference between the value in USD of the amount that you realise and your tax basis, determined in USD, in your shares or ADSs. A capital gain of a non-corporate US holder is generally taxed at preferential rates if the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. If you receive any foreign currency on the sale of shares or ADSs, you may recognise ordinary income or loss from sources within the United States as a result of currency fluctuations between the date of the sale of the shares or ADSs and the date the sales proceeds are converted into USD. You should consult your own tax adviser regarding how to account for payments made or received in a currency other than USD.

PFIC rules

We believe that the shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, a gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as a capital gain. Instead, unless you elect to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, you would be treated as if you had realised such gain and certain "excess distributions" ratably over your holding period for the shares or ADSs. Amounts allocated to the year in which the gain is realised or the "excess distribution" is received or to a taxable year before we were classified as a PFIC would be subject to tax at ordinary income tax rates, and amounts allocated to all other years would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during the period you held the shares or ADSs. Dividends that you receive from us will not be eligible for the preferential tax rates if we are treated as a PFIC with respect to you, either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

Foreign Account Tax Compliance Withholding

A 30% withholding tax will be imposed on certain payments to certain non-US financial institutions that fail to comply with information reporting requirements or certification requirements in respect of their direct and indirect United States shareholders and/or United States accountholders. To avoid becoming subject to the 30% withholding tax on payments to them, we and other non-US financial institutions may be required to report information to the IRS regarding the holders of shares or ADSs and to withhold on a portion of payments under the shares or ADSs to certain holders that fail to comply with the relevant information reporting requirements (or hold shares or ADSs directly or indirectly through certain non-compliant intermediaries). However, such withholding will not apply to payments made before January 1, 2019. The rules for the implementation of this legislation have not yet been fully finalised, so it is impossible to determine at this time what impact, if any, this legislation will have on holders of the shares and ADSs.

EXCHANGE RATES

The table below shows the high, low, average and end-of-period exchange rates for the Norwegian krone for USD 1.00 as announced by Norges Bank (Norway's central bank).

The average is computed using the monthly average exchange rates announced by Norges Bank during the period indicated.

For the year ended 31 December	Low	High	Average	End of Period
2013	5.4438	6.2154	5.8753	6.0837
2014	5.8611	7.6111	6.3011	7.4332
2015	7.3593	8.8090	8.0637	8.8090
2016	7.9766	8.9578	8.4014	8.6200
2017	7.7121	8.6781	8.2712	8.2050

	Low	High
2017		
September	7.7192	7.9726
October	7.8906	8.2161
November	8.1140	8.3043
December	8.2050	8.4103
2018		
January	7.6760	8.1055
February	7.6579	7.9836
March (up to and including 14 March 2018)	7.7393	7.9369

On 14 March 2018, the exchange rate announced by the Norges Bank for the Norwegian krone was USD 1.00 = NOK 7.7393

Fluctuations in the exchange rate between the NOK and USD will affect the amounts in USD received by holders of American Depositary Shares (ADSs) on the conversion of dividends, if any, paid in Norwegian kroner on the ordinary shares, and they may affect the USD price of the ADSs on the New York Stock Exchange.

MAJOR SHAREHOLDERS

The Norwegian State is the largest shareholder in Statoil, with a direct ownership interest of 67%. Its ownership interest is managed by the Norwegian Ministry of Petroleum and Energy.



Distribution of shareholders at year end 2017

- Norwegian State (held directly) — 67%
- Norwegian Private Owners — 8%
- UK — 3%
- Rest of Europe — 8%
- US — 11%
- Rest of World — 2%



Free float breakdown

- Norwegian Private Owners — 26%
- Nordic region (excl Norway) — 3%
- UK — 10%
- Rest of Europe — 22%
- US ordinary shares — 27%
- ADRs — 7%
- Rest of World — 5%

Pursuant to the exchange ratio agreed in connection with the merger with Hydro's oil and gas activities, the State's ownership interest in the merged company was 62.5%, or 1,992,959,739 shares, on 1 October 2007. In accordance with the Norwegian parliament's decision of 2001 concerning a minimum state shareholding in Statoil of two-thirds, the Government built up the State's ownership interest in Statoil by buying shares in the market during the period from June 2008 to March 2009. In March 2009, the Government announced that the State's direct ownership interest had reached 67% and the Government's direct purchase of Statoil shares was completed.

As of 31 December2017, the Norwegian State had a 67% direct ownership interest in Statoil and a 3.30% indirect interest through the National Insurance Fund (Folketrygdfondet), totaling 70.30%. See note 17 Shareholder's equity and dividends regarding the Norwegian State and the scrip option.

Statoil has one class of shares, and each share confers one vote at the general meeting. The Norwegian State does not have any voting rights that differ from the rights of other ordinary shareholders. Pursuant to the Norwegian Public Limited Liability Companies Act, a majority of at least two-thirds of the votes cast as well as of the votes represented at a general meeting is required to amend our articles of association. As long as the Norwegian State owns more than one-third of our shares, it will be able to prevent any amendments to our articles of association. Since the Norwegian State, acting through the Norwegian Minister of Petroleum and Energy, has in excess of two-thirds of the shares in the company, it has sole power to amend our articles of association. In addition, as majority shareholder, the Norwegian State has the power to control any decision at general meetings of our shareholders that requires a majority vote, including the election of the majority of the corporate assembly, which has the power to elect our board of directors and approve the dividend proposed by the board of directors.

The Norwegian State endorses the principles set out in "The Norwegian Code of Practice for Corporate Governance", and it has stated that it expects companies in which the State has ownership interests to adhere to the code. The principle of ensuring equal treatment of different groups of shareholders is a key element in the State's own guidelines. In companies in which the State is a shareholder together with others, the State wishes to exercise the same rights and obligations as any other shareholder and not act in a manner that has a detrimental effect on the rights or financial interests of other shareholders. In addition to the principle of equal treatment of shareholders, emphasis is also placed on transparency in relation to the State's ownership and on the general meeting being the correct arena for owner decisions and formal resolutions.

Shareholders at December 2017	Number of Shares	Ownership in %
1 Government of Norway	2,226,522,461	67.00%
2 Folketrygdfondet	109,611,652	3.30%
3 BlackRock Institutional Trust Company, N.A.	38,778,958	1.17%
4 Dodge & Cox	37,602,850	1.13%
5 Lazard Asset Management, L.L.C.	31,942,660	0.96%
6 Fidelity Management & Research Company	29,861,026	0.90%
7 INVESCO Asset Management Limited	28,939,947	0.87%
8 SAFE Investment Company Limited	25,560,235	0.77%
9 The Vanguard Group, Inc.	24,773,677	0.75%
10 KLP Forsikring	17,764,920	0.53%
11 Storebrand Kapitalforvaltning AS	17,202,662	0.52%
12 State Street Global Advisors (US)	16,814,356	0.51%
13 DNB Asset Management AS	14,656,121	0.44%
14 UBS Asset Management (UK) Ltd.	12,027,810	0.36%
15 Northern Cross LLC	11,606,485	0.35%
16 Epoch Investment Partners, Inc.	10,856,350	0.33%
17 Allianz Global Investors GmbH	8,893,846	0.27%
18 Renaissance Technologies LLC	8,454,901	0.25%
19 FMR Investment Management (U.K.) Limited	8,173,719	0.25%
20 AXA Investment Managers UK Ltd.	7,921,254	0.24%

Source: Data collected by third party, authorised by Statoil, December 2017.

EXCHANGE CONTROLS AND LIMITATIONS

Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval. An exception applies to the physical transfer of payments in currency exceeding certain thresholds, which must be declared to the Norwegian custom authorities. This means that non-Norwegian resident shareholders may receive dividend payments without Norwegian exchange control consent as long as the payment is made through a licensed bank or other licensed payment institution.

There are no restrictions affecting the rights of non-Norwegian residents or foreign owners to hold or vote for our shares.

5.2 USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Since 2007, Statoil has been preparing the Consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European union (EU) and as issued by the International Accounting Standards Board. The IFRS standards have been applied consistently to all periods presented in the 2017 Consolidated financial statements.

Statoil is subject to SEC regulations regarding the use of non-GAAP financial measures in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with generally accepted accounting principles. The following financial measures may be considered non-GAAP financial measures:

a) Net debt to capital employed ratio before adjustments and Net debt to capital employed ratio adjusted
b) Return on average capital employed (ROACE)
c) Organic capital expenditures
d) Free cash flow
e) Adjusted earnings after tax

a) Net debt to capital employed ratio

In Statoil's view, the calculated net debt to capital employed ratio before adjustments and net debt to capital employed ratio adjusted gives an alternative picture of the current debt situation than gross interest-bearing financial debt.

The calculation is based on gross interest bearing financial debt in the balance sheet and adjusted for cash, cash equivalents and current financial investments. Certain adjustments are made, e.g. collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet are considered non-cash in the non-GAAP calculations. The financial investments held in Statoil Forsikring AS are excluded in the non-GAAP calculations as they are deemed restricted. These two adjustments increase net debt and give a more prudent definition of the net debt to capital employed ratio than if the IFRS based definition was to be used. Similarly, certain net interest-bearing debts incurred from activities pursuant to the Owners Instruction from the Norwegian State are set off against receivables on the Norwegian State's direct financial interest (SDFI). Net interest-bearing debt adjusted for these items is included in the average capital employed. The table below reconciles the net interest-bearing debt adjusted, the capital employed and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million, except percentages)	2017	For the year ended 31 December 2016	2015
Shareholders' equity	39,861	35,072	40,271
Non-controlling interests	24	27	36
Total equity (A)	39,885	35,099	40,307
Current finance debt	4,091	3,674	2,326
Non-current finance debt	24,183	27,999	29,965
Gross interest-bearing debt (B)	28,274	31,673	32,291
Cash and cash equivalents	4,390	5,090	8,623
Current financial investments	8,448	8,211	9,817
Cash and cash equivalents and current financial investment (C)	12,837	13,301	18,440
Net interest-bearing debt before adjustments (B1) (B-C)	15,437	18,372	13,852
Other interest-bearing elements [1]	1,014	1,216	1,111
Marketing instruction adjustment [2]	(164)	(199)	(214)
Net interest-bearing debt adjusted (B2)	16,287	19,389	14,748
Calculation of capital employed:			
Capital employed before adjustments to net interest-bearing debt (A+B1)	55,322	53,471	54,159
Capital employed adjusted (A+B2)	56,172	54,488	55,055
Calculated net debt to capital employed:			
Net debt to capital employed before adjustments (B1/(A+B1))	27.9%	34.4%	25.6%
Net debt to capital employed adjusted (B2/(A+B2))	29.0%	35.6%	26.8%

1) Other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Statoil Forsikring AS classified as current financial investments.

2) Marketing instruction adjustment is an adjustment to gross interest-bearing financial debt due to the SDFI part of the financial lease in the Snøhvit vessels that are included in Statoil's Consolidated balance sheet.

b) Return on average capital employed (ROACE)

This measure provides useful information for both the group and investors about performance during the period under evaluation. Statoil uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures. ROACE was 8.2% in 2017, compared to negative 0.4% in 2016 and 4.1% in 2015. The change from 2016 is due to an increase in adjusted earnings after tax.

Calculated ROACE based on Adjusted earnings after tax and capital employed adjusted (in USD million, except percentages)	For the year ended 31 December		
	2017	2016	2015
Adjusted earnings after tax (A)	4,528	(208)	2,465
Average capital employed adjusted (B)	55,330	54,772	59,712
Calculated ROACE based on Adjusted earnings after tax and capital employed adjusted (A/B)	8.2%	-0.4%	4.1%

c) Organic capital expenditures

Organic capital expenditures are capital expenditures excluding acquisitions, capital leases and other investments with significant different cash flow pattern. In 2017, a total of USD 1.4 billion were excluded from the organic capital expenditures. Among items excluded from the organic capital expenditure in 2017 were signature bonus for the Carcara North production sharing contract in Brazil, acquisition cost for a 10% stake in the BM-S-8 licence in Brazil and bonus for the extension of the Azeri-Chirag-Deepwater Gunashli (ACG) Production Sharing Agreement in Azerbaijan.

In 2016, a total of USD 4.0 billion were excluded from the organic capital expenditures. Among items excluded from the organic capital expenditure in 2016 were investment in ownership in Lundin Petroleum AB, acquisition of a 66% operated interest in the offshore licence BM-S-8 in Brazil and acquisition of a 50% stake in the Arkona offshore wind farm in Germany.

For more information, see note 3 Segment, line item Additions to PP&E, intangibles and equity accounted investments and, note 4 Acquisitions and divestments to the Consolidated financial statements.

d) Free cash flow

Free cash flow includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items, taxes paid, capital expenditures and investments, (increase) decrease in other items interest bearing, proceeds from sale of assets and businesses and dividend paid.

e) Adjusted earnings after tax

Adjusted earnings are based on net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods, and uses this metric in determining variable remuneration and awards of LTI grants to members of the corporate executive committee. Adjusted earnings adjust for the following items:

- Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Certain transactions related to historical divestments include contingent consideration, carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised **fair value of derivatives** related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period

- **Periodisation of inventory hedging effect**: Commercial storage is hedged in the paper market. Commercial storage is accounted for by using the lower of cost and market price. If market prices increase above cost price, there will be a loss in the IFRS income statement since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market value of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down and the derivative effect in the IFRS income statement will offset each other and no adjustment is made

- **Over/underlift** is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and the way it corresponds to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period which management

believes reflects operational performance and increase comparability with peers

- Statoil holds **operational storage** which is not hedged in the paper market due to inventory strategies. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period
- **Impairment** and **reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset; not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold
- **Internal unrealised profit on inventories**: Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities in the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and accordingly impact net operating income. This impact is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc

The measure **adjusted earnings after tax** excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides an alternative indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore facilitates an alternative comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of Statoil's on-going operations for the production, manufacturing and marketing of its products and exclude pre- and post-tax impacts of net financial items. Statoil reflect such underlying development in its operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the table below for details.

Calculation of adjusted earnings after tax	For the year ended 31 December	
(in USD million)	2017	2016
Net operating income	13,771	80
Total revenues and other income	(405)	1,020
Changes in fair value of derivatives	(197)	738
Periodisation of inventory hedging effect	(43)	360
Impairment from associated companies		25
Over-/underlift	(155)	232
Gain/loss on sale of assets	(10)	(333)
Purchases [net of inventory variation]	(35)	(9)
Operational storage effects	(94)	(228)
Eliminations	59	219
Operating and administrative expenses	418	617
Over-/underlift	11	(59)
Other adjustments	9	168
Gain/loss on sale of assets	382	86
Provisions	12	422
Cost accrual changes	4	-
Depreciation, amortisation and impairment	(1,055)	1,300
Impairment	917	2,946
Reversal of impairment	(1,972)	(1,646)
Exploration expenses	(56)	1,061
Impairment	435	1,141
Reversal of impairment	(517)	(149)
Other adjustments	0	41
Provisions		28
Cost accrual changes	25	-
Sum of adjustments to net operating income	(1,133)	3,990
Adjusted earnings	12,638	4,070
Tax on adjusted earnings	(8,110)	(4,277)
Adjusted earnings after tax	4,528	(208)

5.3 LEGAL PROCEEDINGS

Statoil is involved in a number of proceedings globally concerning matters arising in connection with the conduct of its business. No further update is provided on previously reported legal or arbitration proceedings which Statoil does not believe will, individually or in the aggregate, have a significant effect on Statoil's financial position, profitability, results of operations or liquidity. See also note 9 Income taxes and note 23 Other commitments, contingent liabilities and contingent assets to the Consolidated financial statements.

5.4 PAYMENTS TO GOVERNMENTS

Reporting in accordance with the Norwegian transparency rule
Pursuant to Norwegian Accounting Act §3-3d and the Norwegian Security Trading Act §5-5a, Statoil has prepared the report payments to governments. The companies involved in extractive and logging activities are required to disclose payments they made to governments at project and country level and additional contextual information, consisting of certain legal, monetary, numerical and production volume information, related to the extractive part of the operations or to the entire group.

Basis for preparation
The regulation requires Statoil to prepare a consolidated report for the previous financial year on direct payments to governments, including payments made by subsidiaries, joint operations and joint ventures, or on behalf of such entities involved in extractive activities.

Scope and validity
Statoil's extractive activities covering the exploration, prospecting, discovery, development and extraction of oil and natural gas are included in this report. Additional contextual information is disclosed for legal entities engaged in extractive activities or for the entire group, on a country or legal entity basis, as applicable.

Reporting principles
The report includes payments made directly by Statoil to governments, such as taxes and royalties. Payments made by the operator of an oil and/or gas licence on behalf of the licensed partners, such as area fees, are also included in this report. For assets where Statoil is the operator, the full payment made on behalf of the whole partnership (100%) is included. No payment will be disclosed in cases where Statoil is not the operator, unless the operator is a state-owned entity and it is possible to distinguish the payment from other cost recovery items.

Host government production entitlements paid by the licence operator are also included in the report. The size of such entitlements can in some cases constitute the most significant payments to governments.

For some of our projects, we have established a subsidiary to hold the ownership in a joint venture. For these projects, payments may be made to governments in the country of operation as well as to governments in the country where the subsidiary resides.

Payments to governments are reported in the year that the actual cash payment was made (cash principle). Amounts included as contextual information are reported in the year the transaction relates to (accrual principle), regardless of when the cash flows occurred. Amounts are subject to rounding. Rounding differences may occur in summary tables.

Changes from last year
Following the revised Norwegian regulation ("Forskrift om land-for-land rapportering") additional financial contextual information was included from 2017 in the section Contextual information at Statoil group level.

Government
In the context of this report, a government is defined as any national, regional or local authority of a country. It includes any department, agency or undertaking (i.e. corporation) controlled by that government.

Project definition
A project is defined as the operational activity governed by a single contract, licence, lease, concession or similar legal agreement and that forms the basis for payment obligations to a government.

Payments not directly linked to a specific project but levied at the company entity level, are reported at that level.

Materiality
Payments constitute a single payment, or a series of related payments that equal or exceed NOK 800,000 (approximately USD 100,000 at average annual 2017 exchange rates) during the year. Payments below the threshold in a given country will not be included in the overview of projects and payments.

Reporting currency
Payments to governments in foreign currencies (other than USD) are converted to USD using the average annual 2017 exchange rate.

Payment types disclosed at project or legal entity level that are relevant for Statoil
The following payment types are disclosed for legal entities involved in extractive activities. They are presented on a cash basis, net of any interest expenses, whether paid in cash or in-kind. In-kind payments are reported in millions of barrels of oil equivalent and the equivalent cash value.

- Tax levied on the income, production or profits of companies includes severance tax and taxes paid in-kind. The value of taxes paid in-kind is calculated based on the market price at the time of the in-kind payment. Taxes levied on consumption, such as value added tax, personal income tax, sales tax, withholding tax, property tax and environmental tax are excluded. Negative amounts represent tax refunds received from governments
- Royalties are usage-based payments for the right to the ongoing use of an asset
- Fees are typically levied on the right to use a geographical area for exploration, development and production and include rental fees, area fees, entry fees, concession fees and other considerations for licences and/or concessions. Administrative government fees that are not specifically related to the extractive activities or to access extractive resources, are excluded

- Bonuses are payments made when signing an oil and gas lease, when discovering natural resources and/or when production has commenced. Bonuses often include signature, discovery and production bonuses and are a commonly used payment type, depending on the petroleum fiscal regime. Bonuses can also include elements of social contribution
- Host government production entitlements are the host government's share of production after oil production has been allocated to cover costs and expenses under a production sharing agreement (PSA). Host government production entitlements are most often paid in-kind. The value of these payments is calculated based on the market price at the time of the in-kind payment. For some PSAs, the host government production entitlements are sold by the operator, and the related costs are split between the partners. For these contracts, Statoil does not make payments directly to governments, but to the operator.

Contextual information at country level

The report discloses contextual information for legal entities engaged in extractive activities in Statoil, as listed below. All information is disclosed in accordance with the accrual accounting principle.

- Investments are defined as additions to property, plant and equipment (including capitalised finance leases), capitalised exploration expenditures, intangible assets, long-term share investments and investments in associated companies
- Revenues associated with the production of crude oil and natural gas related to our extractive activities. Revenues include third party revenues and other income, inter-segment revenues and net income from equity accounted investments
- Cost shows the sum of operating expenses, SG&A (sales, general and administrative expenses) and exploration expenses, adjusted for net impairments
- Equity production volumes are the volumes that correspond to Statoil's ownership interest in a field and do not include production of the Norwegian State's share of oil and natural gas

Contextual information at entity level

The following contextual information is disclosed for all of Statoil's subsidiaries as of 31 December 2017:

- Country of incorporation is the jurisdiction in which the company is registered
- Country of operation is the country where the company performs its main activities
- Number of employees (per subsidiary) is based on the registered company location. The actual number of employees present in a country can deviate from the reported figures due to expatriation. In some subsidiaries there are no employees. These may purchase man-hours from other companies in the Statoil group, as applicable
- Net intercompany interest is the company's net intercompany interest expense (interest expense minus interest income) to subsidiaries in another jurisdiction. Interest between companies within the same jurisdiction is eliminated. Intercompany interest is the interest levied on long-term and short-term borrowings within the Statoil group
- Total revenue and other income as presented in the Consolidated statement of income, including third party revenues and other income, inter-company revenues and net income from equity accounted investments

- Income before tax as presented in the Consolidated statement of income
- Income tax expense as defined in note 9 to the Consolidated financial statements
- Income taxes paid are reconciled to the amount presented in the Consolidated statement of the cash flows and in addition include taxes paid in-kind in Algeria, Libya and Nigeria
- Retained earnings include the gains and losses accumulated by the companies together with currency translation adjustments and other comprehensive income. Being part of shareholders equity, retained earnings are presented as reported in Statoil accounting system for consolidation purposes
- The description of the core business activity is presented according to the business areas where the business operations take place. Each subsidiary is associated to a business area. Section 2.2 Business overview, Corporate structure under the Strategic report chapter of the annual report provides the descriptions of the business areas

Consolidated overview

The consolidated overview below discloses the sum (total) of Statoil's payments to governments in each country, according to the payment type. The overview is based on the location of the receiving government. The total payments to each country may be different from the total payments disclosed in the overview of payments for each project in the report. This is because payments disclosed for each project relate to the country of operation, irrespective of the location of the receiving government.

In 2017, there is an upward shift in overall payments with increasing taxes and royalties paid following the higher prices and volumes in 2017 compared to 2016 as explained in the chapter 2.9 Financial review of the Strategic report in 20-F.

Payments to governments per country (in USD million)	Taxes	Royalties	Fees	Bonuses	Host government entitlements (value in USD million)	Host government entitlements (mmboe)	Total (value) 2017
Algeria	121	-	0	-	114	3	236
Angola	558	-	-	-	1,153	22	1,710
Australia	-	-	0	0	-	-	0
Azerbaijan	43	-	-	-	621	11	664
Brazil	(0)	61	3	907	-	-	971
Canada	(1)	55	5	-	-	(0)	59
Colombia	0	-	-	-	-	-	0
Iran	5	-	-	-	-	-	5
Ireland	-	-	0	-	-	-	0
Libya	27	-	-	-	32	1	58
Mexico	-	-	3	-	-	-	3
Netherlands	0	-	-	-	-	-	0
Nicaragua	-	-	0	-	-	-	0
Nigeria	282	-	36	-	150	3	469
Norway	5,025	-	59	-	-	-	5,084
Russia	11	10	-	-	68	1	89
South Africa	-	-	0	-	-	-	0
South Korea	0	-	-	-	-	-	0
UK	(8)	-	3	-	-	-	(5)
USA	97	75	0	54	-	-	226
Venezuela	0	-	-	-	-	(0)	0
Total 2017	6,161	202	110	961	2,137	41	9,571
Total 2016	4,607	125	122	16	1,593	40	6,463

This report covers payments made directly by Statoil to governments, such as taxes and royalties. Payments made by the operator of an oil and/or gas licence on behalf of the licensed partners, such as area fees, are included. For assets where Statoil is the operator, the full payment made on behalf of the whole partnership (100%) is reported. In cases, where Statoil is not the operator, payments are not disclosed, unless the operator is a state-owned entity and it is possible to distinguish the payment from other cost recovery items. Host government production entitlements paid by the licence operator are reported.

Country details – payment per project and receiving government entity

Payments to governments per project and receiving government entity (in USD million)	Taxes	Royalties	Fees	Bonuses	Host government entitlements (value in USD million)	Host government entitlements (mmboe)	Total (value) 2017
Algeria							
Payments per project							
Statoil North Africa Gas AS	55.2	-	-	-	-	-	55.2
Statoil North Africa Oil AS	66.2	-	-	-	-	-	66.2
In Amenas	-	-	-	-	75.7	1.8	75.7
In Salah	-	-	-	-	38.2	1.4	38.2
Exploration Algeria	-	-	0.3	-	-	-	0.3
Total	121.4	-	0.3	-	113.9	3.2	235.6
Payments per government							
Direction des Grandes Enterprises	-	-	0.3	-	-	-	0.3
Sonatrach[1]	121.4	-	-	-	113.9	3.2	235.3
Total	121.4	-	0.3	-	113.9	3.2	235.6
Angola							
Payments per project							
Statoil Angola Block 15 AS	118.8	-	-	-	-	-	118.8
Statoil Angola Block 17 AS	179.7	-	-	-	-	-	179.7
Statoil Angola Block 31 AS	93.8	-	-	-	-	-	93.8
Statoil Dezassete AS	139.6	-	-	-	-	-	139.6
Statoil Quatro AS	27.1	-	-	-	-	-	27.1
Block 15	-	-	-	-	263.0	4.9	263.0
Block 17	-	-	-	-	859.2	16.2	859.2
Block 31	-	-	-	-	30.5	0.6	30.5
Total	559.1	-	-	-	1,152.7	21.7	1,711.8
Payments per government							
Banco Nacional de Angola[2]	557.6	-	-	-	-	-	557.6
Sonangol EP	-	-	-	-	1,152.7	21.7	1,152.7
Stavanger kemnerkontor	1.6	-	-	-			1.6
Total	559.1	-	-	-	1,152.7	21.7	1,711.8
Azerbaijan							
Payments per project							
Statoil Apsheron AS	39.4	-	-	-	-	-	39.4
Statoil Azerbaijan AS	0.9	-	-	-	-	-	0.9
Statoil BTC Caspian AS	3.5	-	-	-	-	-	3.5
ACG	-	-	-	-	621.1	11.4	621.1
Total	43.8	-	-	-	621.1	11.4	664.9
Payments per government							
Ministry of Taxes Azerbaijan	42.9	-	-	-	-	-	42.9
Stavanger kemnerkontor	1.0	-	-	-			1.0
SOCAR - The State Oil Company of the Azerbaijan Republic	-	-	-	-	621.1	11.4	621.1
Total	43.8	-	-	-	621.1	11.4	664.9
Brazil							
Payments per project							
Carcara	-	-	0.1	-	-	-	0.1
Carcará North	-	-	-	906.9	-	-	906.9
Peregrino	-	61.2	2.1	-	-	-	63.3
Exploration Brazil	-	-	0.7	-	-	-	0.7
Total	-	61.2	2.9	906.9	-	-	971.0
Payments per government							
Agência Nacional do Petróleo, Gás Natural e Biocombustíveis[3]	-	-	2.9	906.9	-	-	909.8
Ministerio da Fazenda	(0.0)	61.2	-	-	-	-	61.2
Total	(0.0)	61.2	2.9	906.9	-	-	971.0

Payments to governments per project and receiving government entity (in USD million)	Taxes	Royalties	Fees	Bonuses	Host government entitlements (value in USD million)	Host government entitlements (mmboe)	Total (value) 2017
Canada							
Payments per project							
Statoil Canada Ltd.	(1.0)	-	-	-	-	-	(1.0)
Exploration Canada offshore	-	-	3.9	-	-	-	3.9
Hibernia	-	39.5	-	-	-	-	39.5
Leismer	-	0.5	1.1	-	-	-	1.6
Terra Nova	-	15.1	-	-	-	-	15.1
Total	(1.0)	55.2	5.0	-	-	-	59.2
Payments per government							
Alberta Energy Regulator	-	-	0.5	-	-	-	0.5
Canada-Newfoundland and Labrador Offshore Petr. Board	-	-	1.1	-	-	-	1.1
Government of Alberta	-	-	0.6	-	-	-	0.6
Government of Canada	(1.0)	29.9	2.9	-	-	-	31.8
Government of Newfoundland and Labrador	-	24.7	-	-	-	-	24.7
Minister of Finance - PT Mineral	-	0.5	-	-	-	-	0.5
Total	(1.0)	55.2	5.0	-	-	-	59.2
Colombia							
Payments per project							
Statoil Colombia B.V.	0.1	-	-	-	-	-	0.1
Total	0.1	-	-	-	-	-	0.1
Payments per government							-
National Directorate of Taxes and Customs	0.1	-	-	-	-	-	0.1
Total	0.1	-	-	-	-	-	0.1
Iran							
Payments per project							
Statoil SP GAS AS	4.6	-	-	-	-	-	4.6
Statoil Iran AS	0.1	-	-	-	-	-	0.1
Statoil Zagros O&G AS	0.6	-	-	-	-	-	0.6
Total	5.3	-	-	-	-	-	5.3
Payments per government							
Sazmane Omoore Maliatie[4]	5.1	-	-	-	-	-	5.1
Stavanger kemnerkontor	0.2	-	-	-	-	-	0.2
Total	5.3	-	-	-	-	-	5.3
Ireland							
Payments per project							
Exploration Ireland offshore	-	-	0.2	-	-	-	0.2
Total	-	-	0.2	-	-	-	0.2
Payments per government							
Dept. of Communications, Energy and Natural Resources	-	-	0.2	-	-	-	0.2
Total	-	-	0.2	-	-	-	0.2
Libya							
Payments per project							
Statoil Murzuq AS	26.9	-	-	-	-	-	26.9
Murzuq	-	-	-	-	31.6	0.6	31.6
Total	26.9	-	-	-	31.6	0.6	58.4
Payments per government							
National Oil Corporation	-	-	-	-	-	-	
Tax Department Libya[5]	26.9	-	-	-	31.6	0.6	58.4
Total	26.9	-	-	-	31.6	0.6	58.4

Payments to governments per project and receiving government entity (in USD million)	Taxes	Royalties	Fees	Bonuses	Host government entitlements (value in USD million)	Host government entitlements (mmboe)	Total (value) 2017
Mexico							
Payments per project							
Statoil E&P Mexico SA	-	-	2.7	-	-	-	2.7
Total	-	-	2.7	-	-	-	2.7
Payments per government							
Servicio de Administración Tributaria	-	-	1.5	-	-	-	1.5
Fondo Monetario del Petroleo	-	-	1.2	-	-	-	1.2
Total	-	-	2.7	-	-	-	2.7
Nicaragua							
Payments per project							
Exploration Nicaragua offshore	-	-	0.1	-	-	-	0.1
Total	-	-	0.1	-	-	-	0.1
Payments per government							
Ministerio de Energia y Minas	-	-	0.1	-	-	-	0.1
Total	-	-	0.1	-	-	-	0.1
Nigeria							
Payments per project							
Statoil Nigeria Ltd.	282.4	-	-	-	-	-	282.4
Agbami	-	-	36.3	-	150.4	2.8	186.7
Total	282.4	-	36.3	-	150.4	2.8	469.1
Payments per government							
Central Bank of Nigeria Education Tax	-	-	21.5	-	-	-	21.5
Central Bank of Nigeria NESS fee	-	-	0.5	-	-	-	0.5
Niger Delta Development Commission	-	-	14.2	-	-	-	14.2
Nigerian National Petroleum Corporation[6]	282.4	-	-	-	150.4	2.8	432.8
Total	282.4	-	36.3	-	150.4	2.8	469.1
Norway							
Payments per project							
Statoil Petroleum AS	5,022.1	-	-	-	-	-	5,022.1
Exploration Barents Sea	-	-	13.1	-	-	-	13.1
Exploration Norwegian Sea	-	-	8.5	-	-	-	8.5
Exploration North Sea	-	-	36.1	-	-	-	36.1
Other	-	-	1.2	-	-	-	1.2
Total	5,022.1	-	58.9	-	-	-	5,081.0
Payments per government							
Oljedirektoratet	-	-	58.9	-	-	-	58.9
Oljeskattekontoret	5,022.1	-	-	-	-	-	5,022.1
Total	5,022.1	-	58.9	-	-	-	5,081.0
Russia							
Payments per project							
Statoil Sverige Kharyaga	11.4	-	-	-	-	-	11.4
Kharyaga	-	10.1	-	-	67.8	1.3	77.9
Total	11.4	10.1	-	-	67.8	1.3	89.3
Payments per government							
Zarubezhneft-Production Kharyaga LL	11.4	10.1	-	-	-	-	21.5
Treasury of the Russian Federation	-	-	-	-	67.8	1.3	67.8
Total	11.4	10.1	-	-	67.8	1.3	89.3
South Africa							
Payments per project							
Exploration South Africa	-	-	0.1	-	-	-	0.1
Total	-	-	0.1	-	-	-	0.1
Payments per government							
Upstream Training Trust	-	-	0.1	-	-	-	0.1
Total	-	-	0.1	-	-	-	0.1

Payments to governments per project and receiving government entity (in USD million)	Taxes	Royalties	Fees	Bonuses	Host government entitlements (value in USD million)	Host government entitlements (mmboe)	Total (value) 2017
UK							
Payments per project							
Statoil UK Ltd	(7.6)	-	-	-	-	-	(7.6)
Alfa Sentral	-	-	0.1	-	-	-	0.1
Bressay	-	-	0.3	-	-	-	0.3
Mariner	-	-	0.8	-	-	-	0.8
Mariner East	-	-	0.2	-	-	-	0.2
Exploration UK offshore	-	-	1.5	-	-	-	1.5
Total	(7.6)	-	2.8	-	-	-	(4.8)
Payments per government							
Department of Energy and Climate Change	-	-	1.5	-	-	-	1.5
Health & Safety Executive	-	-	0.2	-	-	-	0.2
HM Revenue & Customs	(7.6)	-	-	-	-	-	(7.6)
Oil and Gas Authority	-	-	1.1	-	-	-	1.1
Total	(7.6)	-	2.8	-	-	-	(4.8)
USA							
Payments per project							
Bakken[7]	79.7	14.1	0.0	-	-	-	93.9
Ceasar-Tonga	-	11.6	-	-	-	-	11.6
Eagle Ford[7]	10.5	1.1	0.1	-	-	-	11.7
Heidelberg	-	7.5	-	-	-	-	7.5
Appalachian basin[7]	6.5	0.4	-	-	-	-	6.9
Tahiti	-	40.7	-	-	-	-	40.7
Exploration USA offshore	-	-	0.3	53.8	-	-	54.1
Total	96.7	75.5	0.4	53.8	-	-	226.4
Payments per government							
City of Kenedy	-	0.2	-	-	-	-	0.2
City of Runge	-	0.3	-	-	-	-	0.3
Commonwealth of Pennsylvania	-	0.1	-	-	-	-	0.1
Montana Dept. of Revenue	1.8	-	-	-	-	-	1.8
North Dakota Office of State Tax	78.0	-	-	-	-	-	78.0
Office of Natural Resources Revenue	-	62.9	0.3	53.8	-	-	117.0
Pennsylvania Game Commision	-	0.1	-	-	-	-	0.1
State of Montana	-	0.1	-	-	-	-	0.1
State of North Dakota	-	10.8	-	-	-	-	10.8
State of Ohio	0.6	-	-	-	-	-	0.6
State of West Virginia	5.9	-	(0.0)	-	-	-	5.9
Texas Comptroller of Public Accounts	10.5	-	-	-	-	-	10.5
Texas General Land Office	-	0.5	-	-	-	-	0.5
Other	-	0.4	0.0	-	-	-	0.5
Total	96.7	75.5	0.4	53.8	-	-	226.4
Venezuela							
Payments per project							
Statoil Int. Venezuela AS	0.5	-	-	-	-	-	0.5
Total	0.5	-	-	-	-	-	0.5
Payments per government							
Tesoro Nacional	0.5	-	-	-	-	-	0.5
Total	0.5	-	-	-	-	-	0.5

1) Algeria – Tax payments in-kind to Sonatrach of 3.6 mmboe were valued at USD 121.4 million.
2) Angola - Taxes paid in Angola include the settlement of dispute with the Angolian Ministry of Finance. For further information please refer to Note 23 Other commitments, contingent liabilities and contingent assets in the Consolidated financial statements
3) Brazil – Statoil paid USD 906.9 million in signature bonus related to the Carcará North block in the Santos basin as an operator on behalf of all partners. Statoil's share is USD 350 million.
4) Iran - National Iranian Oil Company (NIOC) settled, on behalf of Statoil, a prior year tax obligation of USD 5,13 million equivalent in Iranial Rial to the local tax authorities. The amount was settled towards historical recoverable taxes from NIOC to Statoil.
5) Libya - Tax payments in kind to Tax Department Libya of 0.5 mmboe were valued at USD 26.9 million.
6) Nigeria - Tax payments in-kind to Nigerian National Petroleum Corporation (NNPC) of 4.4 mmboe were valued at USD 282.4 million.
7) USA - Bakken is owned by Statoil Oil & Gas LP. Eagle Ford is owned by Statoil Texas Onshore Properties LLC. Appalachian basin is owned by Statoil USA Onshore Properties Inc.

Contextual information at country level

The contextual information on investments, revenues, cost and production volumes is disclosed for each country and relates only to the Statoil's entities engaged in extractive activities, covering the exploration, prospecting, discovery, development and extraction of oil and natural gas. The contextual information reported is based on data collected mainly for the purpose of financial reporting and is reconciled to the numbers reported for the Exploration and Production segments of Statoil.

Contextual information per country for Exploration & Production segments				
(in USD million)	Investments	Revenues	Cost[2]	Production volume(mmboe)
Algeria	135	621	57	23
Angola	208	3,439	419	72
Argentina	-	-	6	-
Australia	0	0	8	-
Azerbaijan	429	392	92	18
Brazil	988	564	389	15
Canada	140	365	633	6
Colombia	-	-	71	-
Faroe Islands	-	0	4	-
Greenland	-	-	6	-
Indonesia	0	-	9	-
Ireland	(1)	278	82	7
Iran	-	1	(2)	-
Libya	3	43	6	1
Mexico	-	-	34	-
Mozambique	-	-	6	-
Myanmar	-	-	7	-
Netherlands	-	0	12	-
New Zealand	-	-	18	-
Nicaragua	-	-	6	-
Nigeria	70	617	125	17
Norway	4,886	17,546	3,426	487
Russia	39	122	99	3
South Africa	15	-	16	-
Suriname	-	-	23	-
Sweden	-	126	5	-
Tanzania	(0)	0	46	-
Turkey	28	-	19	-
UK	563	45	106	1
Uruguay	-	-	11	-
United Arab Emirates	-	0	4	-
USA	2,428	2,788	1,079	107
Venezuela	0	1	7	2
Total[1]	9,932	26,947	6,825	759

1) The total amounts correspond to the sum of the relevant numbers reported in the Exploration and Production segments in the note 3 of the Consolidated financial statements
2) Cost include operating expenses, SG&A and exploration expenses, without net impairments, as presented in the Consolidated financial statements.

Contextual information at Statoil group level

The table below is an overview of all subsidiaries in the Statoil group by country of incorporation as of 31 December 2017. It presents the following information per each subsidiary: the number of employees, net intercompany interest to companies in other jurisdictions, short

description of the company's activity, revenues including intercompany revenues, income before tax, current income tax expense, income tax paid, companies retained earnings. The total amounts are reconciled to the Group Consolidated financial statements prepared in compliance with International Financial Reporting Standards (IFRS).

Contextual information at Statoil group level (in USD million)	Country of operation	Core business activity	Number of employees	Net Intercompany interest	Revenues	Income before tax	Income tax expense[1]	Income tax paid	Retained earnings[3]
Belgium									
Statoil Coordination Center NV	Belgium	Finance	13	6	0	10	(3)	(2)	660
Statoil Energy Belgium NV	Belgium	MMP	51	0	0	0	(1)	(0)	8
Total			64	6	0	11	(4)	(2)	668
Brazil									
Statoil Brasil Óleo e Gás Ltda	Brazil	DPI	323	(2)	599	(267)	38	0	(1,450)
Statoil do Brasil Ltda	Brazil	DPI	-	-	(0)	(9)	(0)	(0)	(927)
Total			323	(2)	599	(276)	38	(0)	(2,376)
Canada									
Statoil Canada Holdings Corp.	Canada	DPI	-	-	-	-	0	-	1
Statoil Canada Ltd.	Canada	DPI	131	(1)	377	47	1	1	(2,712)
Total			131	(1)	377	47	1	1	(2,711)
British Virgin Island									
Spinnaker (BVI) 242 LTD	Nigeria	Dormant	-	-	-	-	-	-	-
Spinnaker Exploration (BVI) 256 LTD	Nigeria	Dormant	-	-	-	-	-	-	-
Spinnaker Exploration Holdings (BVI) 256 LTD	Nigeria	Dormant	-	-	-	-	-	-	-
Spinnaker Holdings (BVI) 242 LTD	Nigeria	Dormant	-	-	-	-	-	-	-
Total			-	-	-	-	-	-	-
China									
Statoil (Beijing) Business Consulting Service Co, Ltd.	China	DPI	3	-	0	1	(0)	(0)	1
Total			3	-	0	1	(0)	(0)	1
Denmark									
Statoil Danmark A/S	Denmark	MMP	-	(0)	-	(0)	-	-	132
Statoil Refining Denmark A/S	Denmark	MMP	330	(0)	3,188	213	6	(10)	345
Statoil Wind I A/S	Denmark	NES	-	-	-	-	-	-	-
Statoil Wind II A/S	Denmark	NES	-	-	-	-	-	-	-
Statoil Wind III A/S	Denmark	NES	-	-	-	-	-	-	-
Total			330	(0)	3,188	213	6	(10)	477
Germany									
Statoil Deutschland GmbH	Germany	MMP	7	-	1	(1)	11	(7)	141
Statoil Deutschland Property GmbH	Germany	MMP	-	(0)	0	0	-	-	0
Statoil Deutschland Storage GmbH	Germany	MMP	7	(0)	50	22	(0)	-	35
Total			14	(0)	50	21	11	(7)	175
Indonesia									
PT Statoil Indonesia	Indonesia	EXP	-	-	-	(0)	(0)	-	1
Total			-	-	-	(0)	(0)	-	1

Contextual information at Statoil group level (in USD million)	Country of operation	Core business activity	Number of employees	Net Intercompany interest	Revenues	Income before tax	Income tax expense[1]	Income tax paid	Retained earnings[3]
Ireland									
Petroleum Royalties of Ireland Ltd	Ireland	DPI	2	(0)	1	1	(0)	(0)	1
Statoil Exploration (Ireland) Limited	Ireland	DPI	-	0	277	(37)	(0)	(0)	(925)
Statoil Gas Hibernia Ltd	Ireland	MMP	-	0	(2)	(0)	0	(0)	(1)
Total			2	0	276	(36)	(0)	(0)	(924)
Mexico									
Statoil E&P Mexico, S.A. de C.V.	Mexico	EXP	-	-	-	(32)	0	-	(53)
Total			-	-	-	(32)	0	-	(53)
Netherlands									
Statoil Argentina B.V.	Argentina	DPI	-	0	-	(6)	0	-	(6)
Statoil Algeria B.V.	Algeria	EXP	-	0	-	(2)	0	0	(30)
Statoil Australia Theta B.V.	Australia	EXP	-	(0)	-	(9)	(0)	(0)	(168)
Statoil Zeta Netherlands B.V.	Azerbaijan	EXP	-	-	-	(3)	(0)	-	(3)
Statoil International Netherlands B.V	Canada	DPI	-	0	0	0	(0)	(0)	(1,011)
Statoil Colombia B.V.	Colombia	EXP	-	(0)	-	(71)	(0)	(0)	(120)
Statoil Indonesia Aru Trough I B.V.	Indonesia	EXP	19	0	-	(4)	0	0	(14)
Statoil India Netherlands B.V.	India	EXP	-	0	-	(0)	1	1	(8)
Statoil Middle East Services Netherlands B.V.	Iraq	DPI	-	0	-	(0)	0	0	(202)
Statoil Mozambique A5-A B.V.	Mozambique	EXP	-	(0)	-	(5)	0	0	(6)
Statoil Nicaragua Holdings B.V.	Nicaragua	EXP	-	(0)	-	(9)	0	0	(35)
Redhotpoker Alfa B.V.	Netherlands	NES	-	-	-	-	-	-	-
Redhotpoker Beheer B.V.	Netherlands	NES	-	-	-	-	-	-	-
Redhotpoker Beta B.V.	Netherlands	NES	-	-	-	-	-	-	-
Redhotpoker C.V.	Netherlands	NES	-	-	-	-	-	-	-
Redhotpoker Delta B.V	Netherlands	NES	-	-	-	-	-	-	-
Redhotpoker Epsilon B.V	Netherlands	NES	-	-	-	-	-	-	-
Redhotpoker Gamma B.V.	Netherlands	NES	-	-	-	-	-	-	-
Statoil Energy Netherlands B.V.	Netherlands	Finance	-	62	-	65	(12)	(12)	45
Statoil Energy Ventures Fund B.V.	Netherlands	NES	-	0	(4)	(8)	1	1	(10)
Statoil Holding Netherlands B.V.	Netherlands	DPI	8	2	146	78	(7)	(7)	(984)
Statoil New Zealand B.V.	New Zealand	EXP	-	(0)	-	(18)	0	0	(67)
Statoil Epsilon Netherlands B.V.	Russia	EXP	-	0	-	(0)	(0)	-	(24)
Statoil South Africa B.V.	South Africa	EXP	-	0	-	(16)	0	0	(41)
Statoil Suriname B.V.	Suriname	EXP	-	0	-	(19)	0	0	(33)
Statoil Suriname B59 B.V.	Suriname	EXP	-	0	-	(0)	(0)	(0)	(1)
Statoil Suriname B60 B.V.	Suriname	EXP	-	0	-	(3)	(0)	-	(3)
Statoil Banarli Turkey B.V.	Turkey	EXP	-	0	-	(19)	0	0	(22)
Statoil Abu Dhabi B.V.	United Arab Emirates	DPI	3	(0)	0	(4)	0	0	(21)
Statoil Uruguay B.V.	Uruguay	EXP	-	0	-	(11)	0	0	(73)
Statoil Sincor Netherlands B.V.	Venezuela	DPI	-	0	-	9	5	5	(304)
Total			30	64	142	(54)	(13)	(13)	(3,143)
Nigeria									
Spinnaker Exploration 256 LTD	Nigeria	DPUSA	-	-	-	-	-	-	(13)
Spinnaker Nigeria 242 LTD	Nigeria	DPUSA	-	-	-	-	-	-	(16)
Statoil Nigeria Deep Water Limited	Nigeria	DPI	-	0	-	(0)	-	-	(35)
Statoil Nigeria LTD	Nigeria	DPI	12	4	617	347	(175)	(208)	301
Statoil Nigeria Outer Shelf Limited	Nigeria	DPI	-	(0)	-	(0)	-	-	(148)
Total			12	4	617	347	(175)	(208)	89

Contextual information at Statoil group level (in USD million)	Country of operation	Core business activity	Number of employees	Net Intercompany interest	Revenues	Income before tax	Income tax expense[1]	Income tax paid	Retained earnings[3]
Norway									
Statoil Angola AS	Angola	DPI	-	0	2	(5)	2	-	(7)
Statoil Angola Block 15 AS	Angola	DPI	-	3	883	679	(67)	(119)	463
Statoil Angola Block 15/06 Award AS	Angola	DPI	-	0	-	(0)	0	-	(139)
Statoil Angola Block 17 AS	Angola	DPI	15	13	1,235	722	(161)	(180)	2,095
Statoil Angola Block 22 AS	Angola	EXP	-	0	-	(2)	0	-	(220)
Statoil Angola Block 25 AS	Angola	EXP	-	0	-	0	0	-	(190)
Statoil Angola Block 31 AS	Angola	DPI	-	3	375	(48)	(14)	(94)	(778)
Statoil Angola Block 38 AS	Angola	EXP	-	0	-	15	6	-	(767)
Statoil Angola Block 39 AS	Angola	EXP	-	0	-	(6)	1	-	(855)
Statoil Angola Block 40 AS	Angola	EXP	-	0	-	(0)	0	-	(203)
Statoil Dezassete AS	Angola	DPI	-	10	934	571	(135)	(140)	1,373
Statoil Quatro AS	Angola	DPI	-	1	9	9	(25)	(27)	(182)
Statoil Trinta e Quatro AS	Angola	DPI	-	0	-	1	(0)	-	(142)
Statoil Apsheron AS	Azerbaijan	DPI	11	2	363	94	(22)	(39)	908
Statoil Azerbaijan AS	Azerbaijan	MMP	-	1	-	5	(0)	(1)	(3)
Statoil BTC Caspian AS	Azerbaijan	DPI	-	2	29	30	(0)	(4)	160
Statoil BTC Finance AS	Azerbaijan	DPI	-	0	-	1	(0)	(0)	256
Statoil Shah Deniz AS	Azerbaijan	DPI	-	2	0	9	(0)	-	0
Statoil Oil & Gas Brazil AS	Brazil	DPI	-	1	-	(8)	(2)	-	(358)
Statoil China AS	China	DPI	3	0	-	(3)	1	(0)	(48)
Statoil Algeria AS	Algeria	DPI	27	(0)	-	(5)	0	-	(103)
Statoil Hassi Mouina AS	Algeria	DPI	-	0	0	(0)	0	-	(369)
Statoil North Africa Gas AS	Algeria	DPI	-	1	362	73	(9)	(55)	657
Statoil North Africa Oil AS	Algeria	DPI	-	0	258	133	(80)	(66)	61
Statoil Egypt AS	Egypt	EXP	-	0	-	0	(0)	-	(40)
Statoil Egypt El Dabaa Offshore AS	Egypt	EXP	-	0	-	0	0	-	(281)
Statoil Færøyene AS	Faroe Islands	EXP	-	0	0	(4)	(0)	-	(118)
Statoil Global New Ventures AS	Ghana	EXP	-	0	-	1	(0)	-	0
Statoil Greenland AS	Greenland	EXP	-	0	-	(6)	0	-	(69)
Statoil Indonesia Aru AS	Indonesia	EXP	-	0	-	(2)	0	(0)	(8)
Statoil Indonesia AS	Indonesia	EXP	-	0	-	(0)	(0)	-	(83)
Statoil Indonesia Halmahera II AS	Indonesia	EXP	-	0	-	0	0	-	(52)
Statoil Indonesia Karama AS	Indonesia	EXP	-	0	-	1	0	-	(49)
Statoil Indonesia North Ganal AS	Indonesia	EXP	-	0	-	0	0	-	2
Statoil Indonesia North Makassar Strait AS	Indonesia	EXP	-	0	-	(0)	0	-	(41)
Statoil Indonesia Obi AS	Indonesia	EXP	-	0	-	0	0	-	(2)
Statoil Indonesia West Papua IV AS	Indonesia	EXP	-	0	-	(3)	0	-	(14)
Statoil Gas Marketing Europe AS	Ireland	MMP	-	(0)	0	(0)	(0)	-	0
Statoil Iran AS	Iran	DPI	-	0	-	3	(0)	(0)	(8)
Statoil SP Gas AS	Iran	DPI	-	0	1	3	6	(0)	(22)
Statoil Zagros Oil and Gas AS	Iran	EXP	-	0	0	(0)	1	(1)	(61)
Statoil North Caspian AS	Kazakhstan	EXP	1	0	-	(0)	0	-	(42)
Statoil Cyrenaica AS	Libya	EXP	-	0	-	(0)	0	-	(25)
Statoil Kufra AS	Libya	EXP	-	0	-	(0)	0	-	(26)
Statoil Libya AS	Libya	DPI	3	(0)	-	(1)	(0)	-	(31)
Statoil Mabruk AS	Libya	DPI	-	0	-	(3)	0	-	(74)
Statoil Murzuq Area 146 AS	Libya	DPI	-	0	-	0	0	-	(41)
Statoil Murzuq AS	Libya	DPI	-	0	43	26	(22)	(27)	45
Statoil Mexico AS	Mexico	EXP	5	(0)	-	(3)	1	-	(33)

Contextual information at Statoil group level (in USD million)	Country of operation	Core business activity	Number of employees	Net Intercompany interest	Revenues	Income before tax	Income tax expense[1]	Income tax paid	Retained earnings[3]
Statoil Oil & Gas Mozambique AS	Mozambique	EXP	-	0	-	(2)	0	-	(120)
Statoil Nigeria AS	Nigeria	DPI	-	1	-	4	1	-	(73)
Hywind AS	Norway	NES	-	0	-	(0)	0	-	(3)
Mongstad Terminal DA	Norway	MMP	-	0	49	16	0	-	14
Octio AS	Norway	TPD	-	0	4	0	(0)	-	(12)
Statholding AS	Norway	DPI	-	4	-	29	(1)	-	0
Statoil ASA	Norway	Parent	17,618	655	40,011	1,134	(229)	(24)	25,831
Statoil Forsikring as	Norway	Insurance	-	-	-	239	13	(1)	2,075
Statoil GTL AS	Norway	TPD	-	0	-	0	0	-	3
Statoil International Well Response Company AS	Norway	TPD	-	0	-	2	0	-	(8)
Statoil Kapitalforvaltning ASA	Norway	DPI	14	-	12	8	(2)	-	10
Statoil Kazakstan AS	Norway	DPI	-	0	-	(2)	0	-	10
Statoil Metanol ANS	Norway	MMP	-	0	86	12	-	-	24
Statoil Middle East Operations AS	Norway	DPI	-	0	-	0	(0)	-	(20)
Statoil New Energy AS	Norway	NES	-	(0)	-	(0)	0	-	(147)
Statoil Petroleum AS	Norway	DPN	-	(399)	20,579	11,018	(8,094)	(5,065)	22,139
Statoil Refining Norway AS	Norway	MMP	-	1	593	200	(40)	-	347
Statoil Technology Invest AS	Norway	TPD	-	0	3	(5)	1	-	(47)
Statoil Venture AS	Norway	TPD	-	0	-	(0)	(0)	-	(76)
Svanholmen 8 AS	Norway	Admin	-	0	-	4	(1)	-	(0)
Wind Power AS	Norway	NES	-	0	-	(0)	(0)	-	(0)
K/S Rafinor A/S	Norway	MMP	-	0	-	2	-	-	24
Tjeldbergodden Luftgassfabrikk DA	Norway	MMP	-	-	27	2	-	-	10
Rafinor AS	Norway	MMP	-	(0)	0	0	(0)	-	0
Gravitude AS	Norway	TPD	-	0	(1)	(4)	1	-	(1)
Statoil LNG Ship Holding AS	Norway	MMP	-	-	-	-	-	-	-
Statoil Orinoco AS	Venezuela	DPI	-	0	-	0	0	-	(6)
Statoil Global New Ventures 2 AS	Russia	EXP	-	-	-	(12)	(0)	-	(19)
Statoil Kharyaga AS	Russia	DPI	-	0	-	(1)	1	-	(1)
Statoil Russia AS	Russia	DPI	53	(0)	9	(26)	0	-	(47)
Statoil Russia Services AS	Russia	DPI	-	0	1	(0)	0	-	(1)
Statoil Russland AS	Russia	DPI	-	0	-	(0)	(0)	-	1
Statoil Tanzania AS	Tanzania	DPI	21	0	0	(47)	0	-	(456)
Statoil E&P Americas AS	USA	DPUSA	-	1	-	1	(0)	-	19
Statoil Norsk LNG AS	USA	MMP	-	1	-	6	(0)	(13)	0
Statoil International Venezuela AS	Venezuela	DPI	-	0	1	1	(1)	(0)	(88)
Statoil Latin America AS	Venezuela	DPI	-	0	-	3	(0)	-	4
Statoil Sincor AS	Venezuela	DPI	-	0	-	3	(0)	-	41
Statoil Venezuela AS	Venezuela	DPI	22	0	-	(1)	0	-	(603)
Total			17,793	305	65,870	14,862	(8,870)	(5,855)	49,362
Singapore									
Statoil Myanmar Private Limited	Myanmar	EXP	-	0	-	(7)	0	-	(21)
Statoil Asia Pacific PTE Ltd	Singapore	MMP	29	0	0	1	(0)	(0)	(5)
Total			29	0	0	(5)	(0)	(0)	(26)
South Korea									
Statoil South Korea Co., Ltd	South Korea	TPD	-	-	2	0	(0)	(0)	0
Total			-	-	2	0	(0)	(0)	0

Contextual information at Statoil group level (in USD million)	Country of operation	Core business activity	Number of employees	Net Intercompany interest	Revenues	Income before tax	Income tax expense[1]	Income tax paid	Retained earnings[3]
Sweden									
Statoil Sverige Kharyaga AB	Russia	DPI	-	(1)	111	41	(15)	(11)	123
Statoil OTS AB	Sweden	MMP	-	(5)	1,290	74	0	-	18
Total			-	(6)	1,401	116	(15)	(11)	142
Switzerland									
Statoil Orient AG	Switzerland	DPI	-	1	-	1	-	-	(4)
Statoil Holding Switzerland AG	Switzerland	DPI	-	-	-	(0)	-	-	0
Total			-	1	-	1	-	-	(4)
UK									
Doggerbank Project 1A Statoil Limited	UK	NES	-	-	-	-	-	-	-
Doggerbank Project 1B Statoil Limited	UK	NES	-	-	-	-	-	-	-
Doggerbank Project 1C Statoil Limited	UK	NES	-	-	-	-	-	-	-
Doggerbank Project 2A Statoil Limited	UK	NES	-	-	-	-	-	-	-
Doggerbank Project 2B Statoil Limited	UK	NES	-	-	-	-	-	-	-
Doggerbank Project 2C Statoil Limited	UK	NES	-	-	-	-	-	-	-
Doggerbank Project 4A Statoil Limited	UK	NES	-	-	-	-	-	-	-
Doggerbank Project 4B Statoil Limited	UK	NES	-	-	-	-	-	-	-
Doggerbank Project 4C Statoil Limited	UK	NES	-	-	-	-	-	-	-
Doggerbank Project 5A Statoil Limited	UK	NES	-	-	-	-	-	-	-
Doggerbank Project 5B Statoil Limited	UK	NES	-	-	-	-	-	-	-
Doggerbank Project 6A Statoil Limited	UK	NES	-	-	-	-	-	-	-
Doggerbank Project 6B Statoil Limited	UK	NES	-	-	-	-	-	-	-
Dudgeon Holdings Limited	UK	NES	-	-	23	23	-	-	102
Statoil (U.K.) Limited	UK	GSB	334	(26)	62	(7)	160	11	321
Statoil Gas Trading Limited	UK	MMP	-	(1)	0	0	(0)	(0)	(93)
Statoil Global Employment Limited	UK	Admin	-	0	(0)	(0)	-	-	0
Statoil Production (UK) Limited	UK	DPI	142	(0)	-	(1)	(0)	(1)	(2)
Statoil UK Properties Limited	UK	DPI	-	0	-	(0)	-	-	(50)
Statoil Wind Limited	UK	NES	-	0	19	19	(4)	(0)	15
Total			476	(27)	103	33	156	10	293
USA									
Statoil South Riding Point, LLC	Bahamas	MMP	54	(0)	40	2	-	-	(263)
North America Properties LLC	USA	DPUSA	-	0	-	(4)	-	-	(6)
Onshore Holdings LLC	USA	DPUSA	-	0	-	(0)	-	-	(149)
Spinnaker FR Spar Co, LLC	USA	DPUSA	-	(0)	-	(0)	-	-	(4)
Statoil E&P Americas Investment LLC	USA	DPUSA	-	-	-	-	-	-	(0)
Statoil E&P Americas LP	USA	DPUSA	-	0	-	0	0	-	16
Statoil Energy Trading Inc.	USA	MMP	-	0	-	0	-	-	1
Statoil Exploration Company	USA	DPUSA	-	0	-	0	-	-	(50)
Statoil Gulf of Mexico Inc.	USA	DPUSA	-	0	-	0	-	-	(11)
Statoil Gulf of Mexico LLC	USA	DPUSA	-	2	1,100	(1)	-	-	(5,914)
Statoil Gulf of Mexico Response Company LLC	USA	DPUSA	-	(0)	-	(12)	-	-	(30)
Statoil Gulf Properties Inc.	USA	DPUSA	-	(0)	-	1	-	-	(225)
Statoil Gulf Services LLC	USA	DPUSA	858	(17)	(0)	(11)	0	-	(870)
Statoil Marketing & Trading (US) Inc.	USA	MMP	-	(3)	9,861	(28)	(1)	-	(352)
Statoil Natural Gas LLC	USA	MMP	-	3	1,556	173	(0)	-	0

Contextual information at Statoil group level (in USD million)	Country of operation	Core business activity	Number of employees	Net Intercompany interest	Revenues	Income before tax	Income tax expense[1]	Income tax paid	Retained earnings[3]
Statoil Oil & Gas LP	USA	DPUSA	-	2	658	1,235	-	-	(4,050)
Statoil Oil & Gas Services Inc.	USA	DPUSA	-	(0)	-	(0)	-	-	(0)
Statoil Pipelines LLC	USA	MMP	-	0	278	(79)	-	-	345
Statoil Projects Inc.	USA	DPUSA	-	0	-	0	-	-	4
Statoil Shipping, Inc.	USA	MMP	-	1	161	(9)	-	-	169
Statoil Texas Onshore Properties LLC	USA	DPUSA	-	(2)	241	(969)	-	-	(2,451)
Statoil US Holdings Inc.	USA	DPUSA	126	(327)	-	(325)	1	(1)	(2,214)
Statoil USA E&P Inc.	USA	DPUSA	-	(1)	81	(52)	-	-	(1,422)
Statoil USA Onshore Properties Inc.	USA	DPUSA	-	(2)	539	(29)	-	-	(2,615)
Statoil USA Properties Inc.	USA	DPUSA	-	0	-	0	0	(0)	1,112
Statoil Wind US LLC	USA	NES	-	(1)	-	(7)	-	-	(12)
Total			1,038	(345)	14,516	(114)	0	(1)	(18,992)
Sum before eliminations			20,245	(0)	87,141	15,134	(8,866)	(6,097)	22,979
Consolidation eliminations[2]					(25,955)	(1,714)	44	(0)	7,770
Statoil group					61,187	13,420	(8,822)	(6,097)	30,748

1) Income tax expense as defined in note and 9 of the Consolidated financial statements
2) All intercompany balances and transactions arising from Statoil's internal transactions, have been eliminated in full. The relevant amounts are included in the consolidation eliminations line. Revenues column: the eliminations of intercompany revenues and netting of some intercompany costs. Income before tax column: the eliminations of intercompany dividend distribution and share impairment as well as foreign exchange gain on intergroup loan. Income tax expense column: tax effects of certain elimination entries. Retained earnings column: the entries here mainly relate to foreign currency translation effects in the consolidation process. Translation of results and financial position to presentation currency of USD is significantly affected by the investment in subsidiary, which has NOK as a functional currency. In turn, that subsidiary includes the results and financial position of its investments in foreign subsidiaries, which have USD functional currency
3) The retained earnings as presented in this report may be different compared to the figures in the statutory financial statement reported to the Norwegian company register (Brønnøysundregistrene). The main reason for the deviations relates to foreign currency translation, classification of capital contributions and differences in accounting principles.

Independent Limited Assurance Report to Statoil ASA on the Payments to governments report

We were engaged by management of Statoil ASA to report on Statoil ASA's Payments to governments report for the year ended 31 December 2017 ("the Report"), in the form of an independent limited assurance conclusion that based on our work performed and evidence obtained, nothing has come to our attention that causes us to believe that the Report, in all material respects, is not fairly stated

Statoil ASA's Responsibilities
The board of directors and management are responsible for properly preparing and presenting the Report that is free from material misstatement in accordance with the Norwegian Accounting Act §3-3d and the detailed regulation included in "Forskrift om land-for-land rapportering" and the reporting principles as set out in the Report and for the information contained therein. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and presentation of the Report that is free from material misstatement, whether due to fraud or error.

The board of directors and management are also responsible for ensuring that management and staff involved with the preparation of the Report are properly trained, systems are properly updated and that any changes in reporting encompass all significant business units.

Our Responsibilities
Our responsibility is to examine the Report prepared by Statoil ASA and to report thereon in the form of an independent limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the International Standard for Assurance Engagements (ISAE) 3000: Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. That standard requires that we plan and perform our procedures to obtain a meaningful level of assurance about whether the Report is properly prepared and presented, in all material respects, as the basis for our limited assurance conclusion.

The firm applies International Standard on Quality Control 1 and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

We have complied with the Code of Ethics for Professional Accountants (IESBA Code) issued by the International Ethics Standards Board for Accountants, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

The procedures selected depend on our understanding of the Report prepared by Statoil ASA and other engagement circumstances, and our consideration of areas where material misstatements are likely to arise. In obtaining an understanding of the Report and other engagement circumstances, we have considered the process used to prepare the Report in order to design assurance procedures that are appropriate in the circumstances, but not for the purposes of expressing a conclusion as to the effectiveness of Statoil ASA's process or internal control over the preparation and presentation of the Report.

Our engagement also included: assessing the appropriateness of the Report, the suitability of the criteria used by Statoil ASA in preparing the Report in the circumstances of the engagement, evaluating the appropriateness of the methods and procedures used in the preparation of the Report. The procedures performed included inquiries, inspection of documents, analytical procedures, evaluating the appropriateness of quantification methods and reporting policies and agreeing or reconciling the Report with underlying records.

The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

We do not express a reasonable assurance conclusion about whether the Report has been prepared and presented, in all material respects, in accordance with the Norwegian Accounting Act §3-3d and the detailed regulation included in "Forskrift om land-for-land rapportering" and the reporting principles as set out in the Report and for the information contained therein.

Limited Assurance Conclusion
Our conclusion has been formed on the basis of, and is subject to, the matters outlined in this report. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Based on the procedures performed and the evidence obtained nothing has come to our attention that causes us to believe that the Report for the year ended 31 December 2016 is not prepared and presented, in all material respects, in accordance with the Norwegian Accounting Act §3-3d and the detailed regulation included in "Forskrift om land-for-land rapportering" and the reporting principles as set out in the Report.

Stavanger, 14 March 2018
KPMG AS



Ståle Christensen
State Authorised Public Accountant (Norway)

5.5 STATEMENTS ON THIS REPORT

Board statement on Reporting of payments to governments

Today, the board of directors and the chief executive officer have reviewed and approved the board of director's report prepared in accordance with the Norwegian Securities Trading Act section 5-5a regarding Reporting on payments to governments as of 31 December 2017.

To the best of our knowledge, we confirm that:
- The information presented in the report has been prepared in accordance with the requirements of the Norwegian Securities Trading Act section 5-5a and associated regulations

Stavanger, 14 March 2018

THE BOARD OF DIRECTORS OF STATOIL ASA



JON ERIK REINHARDSEN
CHAIR



ROY FRANKLIN
DEPUTY CHAIR



BJØRN TORE GODAL

PER MARTIN LABRÅTEN

JEROEN VAN DER VEER

MARIA JOHANNA OUDEMAN

REBEKKA GLASSER HERLOFSEN

INGRID ELISABETH DI VALERIO

STIG LÆGREID

WENCHE AGERUP

ELDAR SÆTRE
PRESIDENT AND CEO

Statement on compliance

Today, the board of directors, the chief executive officer and the chief financial officer reviewed and approved the 2017 Annual report and Form 20-F, which includes the board of directors' report and the Statoil ASA Consolidated and parent company annual financial statements as of 31 December 2017.

To the best of our knowledge, we confirm that:

- the Statoil Consolidated annual financial statements for 2017 have been prepared in accordance with IFRS and IFRIC as adopted by the European Union (EU), IFRS as issued by the International Accounting Standards Board (IASB) and additional Norwegian disclosure requirements in the Norwegian Accounting Act, and that
- the parent company financial statements for Statoil ASA for 2017 have been prepared in accordance with simplified IFRS pursuant to the Norwegian Accounting Act §3-9 and regulations regarding simplified application of IFRS issued by the Norwegian Ministry of Finance, and that
- the board of directors' report for the group and the parent company is in accordance with the requirements in the Norwegian Accounting Act and Norwegian Accounting Standard no 16 and that
- the information presented in the financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that

- the board of directors' report gives a true and fair view of the development, performance, financial position, principle risks and uncertainties of the company and the group

Oslo, 14 March 2018

THE BOARD OF DIRECTORS OF STATOIL ASA



JON ERIK REINHARDSEN
CHAIR

ROY FRANKLIN
DEPUTY CHAIR

BJØRN TORE GODAL

PER MARTIN LABRÅTEN

JEROEN VAN DER VEER

MARIA JOHANNA OUDEMAN

REBEKKA GLASSER HERLOFSEN



INGRID ELISABETH DI VALERIO

STIG LÆGREID

WENCHE AGERUP



HANS JAKOB HEGGE
CHIEF FINANCIAL OFFICER

ELDAR SÆTRE
PRESIDENT AND CEO

Recommendation of the corporate assembly

Resolution:
At its meeting of 22 March 2018, the corporate assembly discussed the 2017 annual accounts of Statoil ASA and the Statoil group, and the board of directors' proposal for the allocation of net income.

The corporate assembly recommends that the annual accounts and the allocation of net income proposed by the board of directors are approved.

Oslo, 22 March 2018



Tone Cathrine Lunde Bakker
Chair of the corporate assembly

Corporate assembly

Sun Lehmann	Greger Mannsverk	Ingvald Strømmen	Siri Kalvig	Lars Olav Grøvik
Nils Bastiansen	Steinar Olsen	Rune Bjerke	Terje Venold	Steinar Kåre Dale
Jarle Roth	Kathrine Næss	Birgitte Ringstad Vartdal	Kjersti Kleven	Dag Unnar Mongstad
Anne K.S. Horneland	Terje Enes	Hilde Møllerstad	Per Helge Ødegård	Dag-Rune Dale
				Tone Cathrine Lunde Bakker

5.6 TERMS AND ABBREVIATIONS

Organisational abbreviations
- ADS – American Depositary Share
- ADR – American Depositary Receipt
- ACG - Azeri-Chirag-Gunashli
- ACQ - Annual contract quantity
- AFP - Agreement-based early retirement plan
- AGM - Annual general meeting
- ÅTS - Åsgard transport system
- APA - Awards in pre-defined areas
- ARO - Asset retirement obligation
- BTC - Baku-Tbilisi-Ceyhan pipeline
- CCS - Carbon capture and storage
- CH4 - Methane
- CO2 - Carbon dioxide
- DKK - Danish Krone
- DPI - Development & Production International
- DPN - Development & Production Norway
- DPUSA - Development & Production USA
- DST - Drill Stem Test
- D&W - Drilling and Well
- EEA - European Economic Area
- EFTA - European Free Trade Association
- EMTN - Euro medium-term note
- EU - European Union
- EU ETS - EU Emissions Trading System
- EUR - Euro
- EXP - Exploration
- FPSO - Floating production, storage and offload vessel
- GAAP - Generally Accepted Accounting Principals
- GBP - British Pound
- GBS - Gravity-based structure
- GDP - Gross domestic product
- GHG - Greenhouse gas
- GSB - Global Strategy & Business Development
- HSE - Health, safety and environment
- HTHP - High-temperature/high pressure
- IASB - International Accounting Standards Board
- ICE - Intercontinental Exchange
- IEA - International Energy Agency
- IFRS - International Financial Reporting Standards
- IOGP - The International Association of Oil & Gas Producers
- IOR - Improved oil recovery
- LNG - Liquefied natural gas
- LPG - Liquefied petroleum gas
- MMP - Marketing, Midstream & Processing
- MPE - Norwegian Ministry of Petroleum and Energy
- MW - Mega watt
- NCS - Norwegian continental shelf
- NES – New Energy Solutions
- NIOC - National Iranian Oil Company
- NOK - Norwegian kroner
- NOx- Nitrogen oxide
- OECD - Organisation of Economic Co-Operation and Development
- OML - Oil mining lease
- OPEC - Organization of the Petroleum Exporting Countries
- OPEX – Operating expense
- OTC - Over-the-counter
- OTS - Oil trading and supply department
- P5+1 – UN Security Council's five permanent members
- PDO - Plan for development and operation
- PDQ – Production drilling quarters

- PIO - Plan for installation and operation
- PRD - Project Development organisation
- PSA - Production sharing agreement
- PSC – Production sharing contract
- PSR - Procurement and Supplier Relations
- RDI - Research, Development and Innovation
- R&D - Research and development
- ROACE - Return on average capital employed
- RRR - Reserve replacement ratio
- SAGD - Steam-assisted gravity drainage
- SCP - South Caucasus Pipeline System
- SDFI - Norwegian State's Direct Financial Interest
- SEC - Securities and Exchange Commission
- SEK - Swedish Krona
- SFR - Statoil Fuel & Retail
- SG&A - Selling, general & administrative
- SIF - Serious Incident Frequency
- TAP - Trans Adriatic Pipeline AG
- TEX - Technology Excellence
- TLP - Tension leg platform
- TPD - Technology, projects and drilling
- TRIF - Total recordable injuries per million hours worked
- TSP - Technical service provider
- UKCS - UK continental shelf
- USD - United States dollar
- WTG - Wind Turbine Generators

Metric abbreviations etc.
- bbl - barrel
- mbbl - thousand barrels
- mmbbl - million barrels
- boe - barrels of oil equivalent
- mboe - thousand barrels of oil equivalent
- mmboe – million barrels of oil equivalent
- mmcf - million cubic feet
- mmBtu – million british thermal units
- bcf - billion cubic feet
- tcf – trillion cubic feet
- scm - standard cubic metre
- mcm - thousand cubic metres
- mmcm - million cubic metres
- bcm - billion cubic metres
- mmtpa - million tonnes per annum
- km - kilometre
- ppm - part per million
- one billion - one thousand million

Equivalent measurements are based upon
- 1 barrel equals 0.134 tonnes of oil (33 degrees API)
- 1 barrel equals 42 US gallons
- 1 barrel equals 0.159 standard cubic metres
- 1 barrel of oil equivalent equals 1 barrel of crude oil
- 1 barrel of oil equivalent equals 159 standard cubic metres of natural gas
- 1 barrel of oil equivalent equals 5,612 cubic feet of natural gas
- 1 barrel of oil equivalent equals 0.0837 tonnes of NGLs
- 1 billion standard cubic metres of natural gas equals 1 million standard cubic metres of oil equivalent
- 1 cubic metre equals 35.3 cubic feet
- 1 kilometre equals 0.62 miles
- 1 square kilometre equals 0.39 square miles
- 1 square kilometre equals 247.105 acres
- 1 cubic metre of natural gas equals 1 standard cubic metre of natural gas
- 1,000 standard cubic meter gas equals 1 standard cubic meter oil equivalent

- 1,000 standard cubic metres of natural gas equals 6.29 boe
- 1 standard cubic foot equals 0.0283 standard cubic metres
- 1 standard cubic foot equals 1000 British thermal units (btu)
- 1 tonne of NGLs equals 1.9 standard cubic metres of oil equivalent
- 1 degree Celsius equals minus 32 plus five-ninths of the number of degrees Fahrenheit

Miscellaneous terms

- Appraisal well: A well drilled to establish the extent and the size of a discovery
- Backwardation and contango are terms used in the crude oil market. Contango is a condition where forward prices exceed spot prices, so the forward curve is upward sloping. Backwardation is the opposite condition, where spot prices exceed forward prices, and the forward curve slopes downward
- Biofuel: A solid, liquid or gaseous fuel derived from relatively recently dead biological material and is distinguished from fossil fuels, which are derived from long dead biological material
- BOE (barrels of oil equivalent): A measure to quantify crude oil, natural gas liquids and natural gas amounts using the same basis. Natural gas volumes are converted to barrels on the basis of energy content
- Clastic reservoir systems: The integrated static and dynamic characteristics of a hydrocarbon reservoir formed by clastic rocks of a specific depositional sedimentary succession and its seal
- Condensates: The heavier natural gas components, such as pentane, hexane, iceptane and so forth, which are liquid under atmospheric pressure – also called natural gasoline or naphtha
- Crude oil, or oil: Includes condensate and natural gas liquids
- Development: The drilling, construction, and related activities following discovery that are necessary to begin production of crude oil and natural gas fields
- Downstream: The selling and distribution of products derived from upstream activities
- Equity and entitlement volumes of oil and gas: Equity volumes represent volumes produced under a production sharing agreement (PSA) that correspond to Statoil's percentage ownership in a particular field. Entitlement volumes, on the other hand, represent Statoil's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalties and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil. The overview of equity production provides additional information for readers, as certain costs described in the profit and loss analysis were directly associated with equity volumes produced during the reported years
- Heavy oil: Crude oil with high viscosity (typically above 10 cp), and high specific gravity. The API classifies heavy oil as crudes with a gravity below 22.3° API. In addition to high viscosity and high specific gravity, heavy oils typically have low hydrogen-to-carbon ratios, high asphaltene, sulphur, nitrogen, and heavy-metal content, as well as higher acid numbers
- High grade: Relates to selectively harvesting goods, to cut the best and leave the rest. In reference to exploration and production this entails strict prioritisation and sequencing of drilling targets
- Hydro: A reference to the oil and energy activities of Norsk Hydro ASA, which merged with Statoil ASA
- IOR (improved oil recovery): Actual measures resulting in an increased oil recovery factor from a reservoir as compared with the expected value at a certain reference point in time. IOR comprises both of conventional and emerging technologies
- Liquids: Refers to oil, condensates and NGL

- LNG (liquefied natural gas): Lean gas - primarily methane - converted to liquid form through refrigeration to minus 163 degrees Celsius under atmospheric pressures
- LPG (liquefied petroleum gas): Consists primarily of propane and butane, which turn liquid under a pressure of six to seven atmospheres. LPG is shipped in special vessels
- Midstream: Processing, storage, and transport of crude oil, natural gas, natural gas liquids and sulphur
- Naphtha: inflammable oil obtained by the dry distillation of petroleum
- Natural gas: Petroleum that consists principally of light hydrocarbons. It can be divided into 1) lean gas, primarily methane but often containing some ethane and smaller quantities of heavier hydrocarbons (also called sales gas) and 2) wet gas, primarily ethane, propane and butane as well as smaller amounts of heavier hydrocarbons; partially liquid under atmospheric pressure
- NGL (natural gas liquids): Light hydrocarbons mainly consisting of ethane, propane and butane which are liquid under pressure at normal temperature
- Oil sands: A naturally occurring mixture of bitumen, water, sand, and clay. A heavy viscous form of crude oil
- Oil and gas value chains: Describes the value that is being added at each step from 1) exploring; 2) developing; 3) producing; 4) transportation and refining; and 5) marketing and distribution
- Organic capital expenditures: Capital expenditures excluding acquisitions, capital leases and other investments with significant different cash flow pattern
- Oslo Børs: Oslo stock exchange
- Peer group: Statoil's peer group consists of Statoil, Shell, ExxonMobil, OMV, ConocoPhillips, BP, Marathon, Chevron, Total, Repsol, Anadarko and Eni
- Petroleum: A collective term for hydrocarbons, whether solid, liquid or gaseous. Hydrocarbons are compounds formed from the elements hydrogen (H) and carbon (C). The proportion of different compounds, from methane and ethane up to the heaviest components, in a petroleum find varies from discovery to discovery. If a reservoir primarily contains light hydrocarbons, it is described as a gas field. If heavier hydrocarbons predominate, it is described as an oil field. An oil field may feature free gas above the oil and contain a quantity of light hydrocarbons, also called associated gas
- Proved reserves: Reserves claimed to have a reasonable certainty (normally at least 90% confidence) of being recoverable under existing economic and political conditions, and using existing technology. They are the only type the US Securities and Exchange Commission allows oil companies to report
- Refining reference margin: Is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory etc
- Rig year: A measure of the number of equivalent rigs operating during a given period. It is calculated as the number of days rigs are operating divided by the number of days in the period
- Upstream: Includes the searching for potential underground or underwater oil and gas fields, drilling of exploratory wells, subsequent operating wells which bring the liquids and or natural gas to the surface
- VOC (volatile organic compounds): Organic chemical compounds that have high enough vapour pressures under normal conditions to significantly vaporise and enter the earth's atmosphere (e.g. gasses formed under loading and offloading of crude oil)

5.7 FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains certain forward-looking statements that involve risks and uncertainties, in particular in the sections "Business overview" and "Strategy and market overview". In some cases, we use words such as "aim", "ambition", "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "likely", "objective", "outlook", "may", "plan", "schedule", "seek", "should", "strategy", "target", "will", "goal" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; future credit rating; future worldwide economic trends and market conditions; future investment in new energy solutions; business strategy; our name change; growth strategy; sales, trading and market strategies; research and development initiatives and strategy; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to production levels, investment, exploration and development in connection with our recent transactions and projects, in Brazil, the NCS, Russia, Turkey, the United Kingdom and the United States; discoveries on the NCS and internationally; our joint venture with Rosneft; expectations related to our refining plants and terminals; our ownership share in Gassled; completion and results of acquisitions, disposals and other contractual arrangements and delivery commitments; reserve information; recovery factors and levels; future margins; projected returns; future levels or development of capacity, reserves or resources; future decline of mature fields; planned turnarounds and other maintenance activity; plans for cessation and decommissioning; oil and gas production forecasts and reporting; gas volume; growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; expectations relating to licences; expectations relating to leases; oil, gas, alternative fuel and energy prices and volatility; oil, gas, alternative fuel and energy supply and demand; renewable energy production, projects, our carbon footprint and carbon dioxide emissions, industry outlook and carbon capture and storage; processes related to human rights laws; organisational structure and policies; planned responses to climate change; technological innovation, implementation, position and expectations; future energy efficiency; projected operational costs or savings; our ability to create or improve value; future sources of financing; expectations regarding board composition, remuneration and application of the company performance modifier future levels of diversity; exploration and project development expenditure; our goal of safe and efficient operations; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses; expected impact of currency and interest rate fluctuations; expectations related to contractual or

financial counterparties; capital expenditure estimates and expectations; projected outcome, impact or timing of HSE regulations; HSE goals and objectives of management for future operations; expectations related to regulatory trends; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); projected impact of legal claims against us; plans for capital distribution and share buy-backs and amounts of dividends are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk review", and in "Operational review", and elsewhere in this Annual Report on Form 20-F.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political and social stability and economic growth in relevant areas of the world; Euro-zone uncertainty; global political events and actions, including war, terrorism and sanctions; security breaches, including breaches of our digital infrastructure (cybersecurity); changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology, particularly in the renewable energy sector; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of the Norwegian state as majority shareholder; counterparty defaults; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; failure to meet our ethical and social standards; an inability to attract and retain personnel and other factors discussed elsewhere in this report.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this Annual Report, either to make them conform to actual results or changes in our expectations.

5.8 SIGNATURE PAGE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

STATOIL ASA
(Registrant)

By: /s/Hans Jakob Hegge
Name: Hans Jakob Hegge
Title: Executive Vice President and Chief Financial Officer

Dated: 23 March 2018

5.9 EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit no	Description
Exhibit 1	Articles of Association of Statoil ASA, as amended, effective from 6 February 2018 (English translation).
Exhibit 2.1	Form of Indenture among Statoil ASA (formerly known as StatoilHydro ASA), Statoil Petroleum AS (formerly known as Statoil Hydro Petroleum AS) and Deutsche Bank Trust Company Americas (incorporated by reference to Exhibit 4.1 of Statoil ASA's and Statoil Petroleum AS's Post - Effective Amendment No.1 to their Registration Statement on Form F-3 (File No. 333-143339) filed with the Commission on 2 April 2009).
Exhibit 2.2	Amended and Restated Agency Agreement, dated as of 5 May 2017, by and among Statoil ASA, as Issuer, Statoil Petroleum AS as Guarantor, the Bank of New York Mellon, as Agent and the Bank of New York Mellon SA/NV, Luxembourg Branch as Paying Agent in respect of a €20,000,000 Euro Medium Term Note Programme.
Exhibit 2.3	Deed of Covenant, dated as of 5 February 2016, of Statoil ASA in respect of a €20,000,000 Euro Medium Term Notes Programme. (incorporated by reference to Exhibit 2.2 of Statoil's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File no. 001-15200) (the "2016 20-F") filed with the Commission on March 17, 2017)
Exhibit 2.4	Deed of Guarantee, dated as of 5 February 2016, of Statoil Petroleum AS in respect of a €20,000,000 Euro Medium Term Notes Programme. (incorporated by reference to Exhibit 2.4 of Statoil's 2016 20-F filed with the Commission on March 17, 2017)
Exhibit 4(a)(i)	Technical Services Agreement between Gassco AS and Statoil Petroleum AS, dated November 24, 2010. (incorporated by reference to Exhibit 4(a)(i) of Statoil's 2016 Form 20-F (File no. 001-15200) filed with the Commission on March 17, 2017)
Exhibit 4(a)(ii)	Amendment no. 1, 2, 3, 4, 5 and 6, dated 17 October 2010, 19 February 2013, 15 December 2012, 17 September 2014, 15 December 2017 and 22 December 2017, respectively, to Technical Services Agreement between Gassco AS and Statoil Petroleum AS, dated November 24, 2010.
Exhibit 4(c)	Employment agreement with Eldar Sætre as of 4 February 2015. (incorporated by reference to Exhibit 4(c) of Statoil's 2016 20-F (File no. 001-15200) filed with the Commission on March 17, 2017)
Exhibit 7	Calculation of ratio of earnings to fixed charges.
Exhibit 8	Subsidiaries (see Significant subsidiaries included in section 2.7 Corporate in this Annual Report).
Exhibit 12.1	Rule 13a-14(a) Certification of Chief Executive Officer.
Exhibit 12.2	Rule 13a-14(a) Certification of Chief Financial Officer.
Exhibit 13.1	Rule 13a-14(b) Certification of Chief Executive Officer.[1]
Exhibit 13.2	Rule 13a-14(b) Certification of Chief Financial Officer.[1]
Exhibit 15(a)(i)	Consent of KPMG AS.
Exhibit 15(a)(ii)	Consent of DeGolyer and MacNaughton.
Exhibit 15(a)(iii)	Report of DeGolyer and MacNaughton.
Exhibit 101	Interactive Data Files (formatted in XBRL (Extensible Business Reporting Language)). Submitted electronically with the Annual Report on Form 20-F.

1) Furnished only.

The total amount of long term debt securities of Statoil ASA and its subsidiaries authorised under instruments other than those listed above does not exceed 10% of the total assets of Statoil ASA and its subsidiaries on a consolidated basis. The company agrees to furnish copies of any such instruments to the Commission upon request.

5.10 Cross reference to Form 20-F

		Sections
Item 1.	Identity of Directors, Senior Management and Advisers	N/A
Item 2.	Offer Statistics and Expected Timetable	N/A
Item 3.	Key Information	
	A. Selected Financial Data	Key Figures and Highlights; 5.1 (Shareholder information - Exchange rates)
	B. Capitalisation and Indebtedness	N/A
	C. Reasons for the Offer and Use of Proceeds	N/A
	D. Risk Factors	2.11 (Risk review—Risk factors)
Item 4.	Information on the Company	
	A. History and Development of the Company	Statoil at a Glance; 2.2 (Business Overview); 2.3 (E&P Norway – Exploration & Production Norway); 2.4 (E&P International – Exploration & Production international); 2.5 (MMP – Marketing, Midstream & Processing); 2.6 (Other group); 2.10 (Liquidity and capital resources—Reviews of cash flows); 2.10 (Liquidity and Capital Resources—Investments); note 4 (Acquisitions and divestments) to Statoil Consolidated financial statements
	B. Business Overview	2.1 (Strategy and market overview); 2.2 (Business overview); 2.3 (E&P Norway – Exploration & Production Norway); 2.4 (E&P International – Exploration & Production international); 2.5 (MMP – Marketing, Midstream & Processing); 2.6 (Other group); 2.7 (Corporate)
	C. Organisational Structure	2.2 (Business overview—Corporate structure); 2.2 (Business Overview—Segment reporting); 2.7 (Corporate—Subsidiaries and properties)
	D. Property, Plants and Equipment	2.3 (E&P Norway – Exploration & Production Norway); 2.4 (E&P International – Exploration & Production international); 2.5 (MMP – Marketing, Midstream & Processing); 2.7 (Corporate—Property, plant and equipment); 2.10 (Liquidity and Capital Resources—Investments); notes 10 (Property, plant and equipment) and 22 (Leases) to Statoil Consolidated financial statements
	Oil and Gas Disclosures	2.8 (Operational performance—Proved oil and gas reserves); 2.8 (Operational performance—Production volumes and prices); Exhibit 15(a)(iii)
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects	
	A. Operating Results	2.7 (Corporate—Applicable laws and regulations); 2.9 (Financial review); 2.10 (Liquidity and capital resources—Impact of reduced prices); 2.11 (Risk review—Risk management—Managing operational risks); 2.11 (Risk review—Risk management—Managing financial risks); note 25 (Financial instruments: fair value measurement and sensitivity analysis of market risk) to Statoil Consolidated financial statements
	B. Liquidity and Capital Resources	2.10 (Liquidity and capital resources); 2.11 (Risk review—Risk management); notes 5 (Financial risk management), 15 (Trades and other receivables); 16 (Cash and cash equivalents); 18 (Finance debt), 23 (Other commitments, contingent liabilities and contingent assets) and 25 (Financial instruments: fair value measurement and sensitivity analysis of market risk) to Statoil Consolidated financial statements
	C. Research and development, Patents and Licences, etc.	2.2 (Business overview—Research and development); note 7 (Other expenses) to Statoil Consolidated financial statements
	D. Trend Information	passim
	E. Off-Balance Sheet Arrangements	2.10 (Liquidity and capital resources—Principal Contractual obligations); 2.10 (Liquidity and capital resources—Off balance sheet arrangements); notes 22 (Leases) and 23 (Other commitments, contingent liabilities and contingent assets) to Statoil Consolidated financial statements
	F. Tabular Disclosure of Contractual Obligations	2.10 (Liquidity and capital resources—Principal contractual obligations)
	G. Safe Harbor	5.7 (Forward-Looking Statements)
Item 6.	Directors, Senior Management and Employees	

	A. Directors and Senior Management	3.8 (Corporate assembly, board of directors and management)
	B. Compensation	3.11 (Remuneration to the board of directors an corporate assembly); 3.12 (Remuneration to the corporate executive committee);
	C. Board Practices	3.8 (Corporate assembly, board of directors and management); 3.9 (The work of the board of directors—Audit committee; Compensation and executive development committee)
	D. Employees	2.13 (Our people—Employees in Statoil); 2.13 (Our people—Unions and representatives)
	E. Share Ownership	3.11 (Remuneration to the board of directors an corporate assembly); 3.12 (Remuneration to the corporate executive committee); 5.1 (Shareholder information—Shares purchased by the issuer—Statoil's share savings plan)
Item 7.	Major Shareholders and Related Party Transactions	
	A. Major Shareholders	5.1 (Shareholder information—Major shareholders)
	B. Related Party Transactions	2.7 (Corporate—Related party transactions); note 24 (Related parties) to Statoil Consolidated financial statement
	C. Interests of Experts and Counsel	N/A
Item 8.	Financial Information	
	A. Consolidated Statements and Other Financial Information	3.3 (Equity and dividends); 4.1 (Statoil Consolidated financial statements); 5.1 (Shareholder information—Dividend policy and dividends); 5.3 (Legal proceedings)
	B. Significant Changes	Note 28 (Subsequent events) to Statoil Consolidated financial statements)
Item 9.	The Offer and Listing	
	A. Offer and Listing Details	5.1 (Shareholder information); 5.1 (Shareholder information—Share Prices)
	B. Plan of Distribution	N/A
	C. Markets	5.1 (Shareholder Information)
	D. Selling Shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the Issue	N/A
Item 10.	Additional Information	
	A. Share Capital	N/A
	B. Memorandum and Articles of Association	2.11 (Risk review—Risks related to state ownership); 3.1 (Implementation and reporting—Articles of association); 3.6 (General meeting of shareholders); 5.1 (Shareholder information); 5.1 (Shareholder Information—Major Shareholders) and note 17 (Shareholders' Equity and dividends) to Statoil Consolidated financial statements
	C. Material Contracts	N/A
	D. Exchange Controls	5.1 (Shareholder information—Exchange controls and limitations)
	E. Taxation	5.1 (Shareholder information—Taxation)
	F. Dividends and Paying Agents	N/A
	G. Statements by Experts	N/A
	H. Documents On Display	About the Report
	I. Subsidiary Information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	2.11 (Risk review—Risk management); notes 5 (Financial risk management) and 25 (Financial instruments: fair value measurement and sensitivity analysis of market risk) to Statoil Consolidated financial statements
Item 12.	Description of Securities Other than Equity Securities	
	A. Debt Securities	N/A
	B. Warrants and Rights	N/A
	C. Other Securities	N/A
	D. American Depositary Shares	5.1 (Shareholder information—Statoil ADR programme fees)
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of	None

		Proceeds
Item 15.	Controls and Procedures	3.10 (Risk management and internal control); note 28 Condensed consolidated financial information related to guaranteed debt securities to Statoil Consolidated financial statements
Item 16A.	Audit Committee Financial Expert	3.9 (The work of the board of directors—Audit committee)
Item 16B.	Code of Ethics	3.10 (Risk management and internal control)
Item 16C.	Principal Accountant Fees and Services	3.15 (External Auditor)
Item 16D.	Exemptions from the Listing Standards for Audit Committees	3.1 (Implementation and reporting—Compliance with NYSE listing rules)
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	5.1 (Shareholder Information—Shares purchased by the Issuer)
Item 16F.	Changes in Registrant's Certifying Accountant	N/A
Item 16G.	Corporate Governance	3.1 (Implementation and reporting—Compliance with NYSE listing rules)
Item 16H	Mine Safety Disclosure	None
Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	4.1 (Statoil Consolidated financial statements)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2017

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

OR

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of event requiring this shell company report _____

Commission file number 1-15200

Statoil ASA

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant's Name Into English)

Norway

(Jurisdiction of Incorporation or Organization)

Forusbeen 50, N-4035, Stavanger, Norway

(Address of Principal Executive Offices)

Hans Jakob Hegge
Chief Financial Officer
Statoil ASA
Forusbeen 50, N-4035
Stavanger, Norway
Telephone No.: 011-47-5199-0000
Fax No.: 011-47-5199-0050

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares	**New York Stock Exchange**
Ordinary shares, nominal value of NOK 2.50 each	**New York Stock Exchange***

*Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act: **None**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: **None**

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares of NOK 2.50 each   3,323,167,853

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐   International Financial Reporting Standards as issued   Other ☐
                              by the International Accounting Standards Board ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐
Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

STATOIL ASA
BOX 8500
NO-4035 STAVANGER
NORWAY
TELEPHONE: +47 51 99 00 00

www.statoil.com